06061417

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PEOPLE' S UNITED FINANCIAL, INC.

Exact name of registrant as specified in charter

PROCESSED
NOV 06 2006
THOMSON
FINANCIAL

0001378946

Registrant CIK Number

EXHIBIT 99.1 OF FORM S-1

Electronic report, schedule or registration statement of which the document is a part (give period of report)

333-138389

SEC file number, if available

N/A

Name of Person Filing the Document (If Other than the Registrant)

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 02 2006
WASH., D.C.
190

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgeport, State of Connecticut, on November 2, 2006.

People's United Financial, Inc.

By: ______________________________
John A. Klein
Chairman, President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS VALUATION REPORT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

PRO FORMA VALUATION REPORT
PEOPLE'S UNITED FINANCIAL, INC.

PROPOSED HOLDING COMPANY FOR PEOPLE'S BANK

Bridgeport, Connecticut

October 16, 2006

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

October 16, 2006

Board of Trustees
People's Mutual Holdings
and
Board of Directors
People's Bank
850 Main Street
Bridgeport, Connecticut 06604

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by People's United Financial, Inc., Bridgeport, Connecticut ("People's United" or the "Company"), in connection with the mutual-to-stock conversion of People's Mutual Holdings (the "MHC") and People's Bank ("People's" or the "Bank"). People's United is a Delaware corporation being formed for the purpose of effectuating the conversion and offering. The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.7% of the shares of common stock of the Bank. The remaining 42.3% of the Bank's common stock is owned by public shareholders. In 1988, the Bank reorganized into MHC form and converted to a Connecticut-chartered stock savings bank. Effective August 18, 2006, the Bank converted to a federal savings bank regulated by the Office of Thrift Supervision ("OTS"). Upon completing the mutual-to-stock conversion and stock offering (the "second-step" conversion), the Company will be 100% owned by public shareholders, the publicly-held shares of the Bank will be exchanged for shares in the Company at a ratio that retains their ownership interest (before taking into account the shares to be contributed to a foundation immediately following the close of the offering), the MHC assets will be consolidated with the Company and the MHC will cease to exist.

It is our understanding that People's United will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a syndicated offering to the public at large. In addition, in connection with and immediately following the conversion, the Company will contribute up to $60 million to the newly-established charitable foundation, The People's Community Foundation ("Foundation"), inclusive of 2.0 million newly-issued shares of common stock with a value of $40 million and $20 million in cash.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the OTS.

Plan of Conversion

On September 19, 2006, the Board of Trustees of the MHC and the Board of Directors of the Bank adopted a Plan of Conversion, pursuant to which the Bank will reorganize from the mutual holding company structure to a stock holding company structure and the Company will undertake a second-step conversion. In the second-step conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Bank currently owned by the MHC. The Company will also issue shares of its common stock to the public shareholders of the Bank pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued shares of common stock in the Company as owned in the Bank immediately prior to the conversion and offering (before taking into account the shares to be contributed to the Foundation immediately following the close of the conversion offering).

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the draft prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank and the MHC that has included: a review of audited financial information for the years ended December 31, 2001 through December 31, 2005, and unaudited financial information through September 30, 2006; a review of the pro forma business plan for purposes of

understanding the strategic direction adopted by the People's Board of Directors; and a review of unaudited internal financial reports through September 30, 2006 and various other information. We have also conducted due diligence related discussions with the Bank's management; KPMG LLP, the Bank's independent auditor; Thacher Proffitt & Wood LLP, conversion counsel; and Ryan Beck & Co. and Morgan Stanley & Co. Incorporated, the investment bankers retained to conduct the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information obtained from other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Bank operates and have assessed the Bank's relative strengths and weaknesses. We have monitored the material federal regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on the Bank and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of People's United. We have considered the assets held by the MHC, which will be consolidated with the Company pursuant to the completion of conversion. We have reviewed the economic and demographic characteristics of the primary market area in which the Bank currently operates. We have compared the Bank's financial performance and condition with a peer group of publicly-traded financial institutions that were selected and evaluated in accordance with the Valuation Guidelines and other regulatory guidance, as well as with all publicly-traded financial institutions. We have reviewed the current conditions in the securities markets in general and the market for financial institution stocks in particular (including commercial banks and thrifts). We have also reviewed the current market for initial public offerings by thrifts, with a particular focus on second-step conversion offerings. We have excluded from such analyses financial institutions subject to announced or rumored acquisition, thrifts in mutual holding company form and/or institutions that exhibit unusual characteristics such as balance sheet characteristics or operating traits, significant non-recurring gains or losses, proxy litigation or failure to meet minimum regulatory capital requirements.

The Appraisal is based on People's representation that the information contained in the regulatory applications and draft prospectus, and additional information furnished to us by People's and its independent auditor, legal counsel, investment bankers and other authorized agents, are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by People's, or its independent auditor, legal counsel, investment bankers and other authorized agents, nor did we independently value the individual assets or liabilities of the Bank or portfolios of assets or liabilities of the Bank. The valuation considers the Bank and the Company only as going concerns and should not be considered as an indication of liquidation or control value.

Our appraised value is predicated on a continuation of the current operating environment for Bank and the Company, and for all financial institutions and their holding companies. Changes in the local, state and national economy, the federal legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of financial institution stocks as a whole or the value of the Company's stock alone. It is our understanding that there are no current plans for selling control of the Company following completion of the second-step conversion offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the second-step conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge and a similar understanding of relevant facts.

Valuation Conclusion

It is our opinion that, as of October 16, 2006, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering and contribution to the Foundation – including (1) newly-issued shares representing the MHC's current ownership interest in the Bank, (2) exchange shares issued to existing public shareholders of the Bank and (3) the shares of common stock to be contributed to the Foundation – was $5,239,542,200 at the midpoint, equal to 261,977,110 shares at a per share value of $20.00. The resulting range of value and pro forma shares, all based on $20.00 per share and 2.0 million shares issued to the Foundation, are as follows: $4,459,610,880, or 222,980,544 shares, at the minimum; $6,019,473,540, or 300,973,677 shares, at the maximum; and $6,916,394,580, or 345,819,729 shares, at the supermaximum (also known as "maximum, as adjusted").

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC and the shares contributed to the Foundation, the midpoint of the offering range is $3,000,000,000, equal to 150,000,000 shares at $20.00 per share. The resulting offering range and offering shares, all based on $20.00 per share, are as follows: $2,550,000,000, or 127,500,000 shares, at the minimum; $3,450,000,000, or 172,500,000 shares, at the maximum; and $3,967,500,000, or 198,375,000 shares, at the supermaximum. In addition, 2.0 million shares will be contributed to the Foundation at each point in the range.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of People's has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company, before taking into account the impact of the share contribution to the Foundation. The exchange ratio to be received by the existing minority shareholders of the Bank will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $20.00 per share offering price, the indicated exchange ratio at the midpoint is 1.8290 shares of the Company for every one public share of the Bank. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.5546 at the minimum, 2.1033 at the maximum and 2.4188 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held in the Bank by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock of the Bank or the Company. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of People's United immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition, operations and shares outstanding of the Bank as of September 30, 2006, the date of the financial data included in the applications and draft prospectus. The proposed exchange ratio to be received by the current public stockholders of the Bank and the exchange of the public shares for newly issued shares of the Company's common stock as a full public company was determined independently by the Board of Trustees of the MHC and Board of Directors of the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with-respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from directly purchasing stock of its financial institution clients.

This valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of the Bank, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of the stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Ronald S. Riggins
President and Managing Director

Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
PEOPLE'S BANK
Bridgeport, Connecticut

TABLE OF CONTENTS
PEOPLE'S BANK
Bridgeport, Connecticut
(continued)

LIST OF TABLES
PEOPLE'S BANK
Bridgeport, Connecticut

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

People's Bank ("People's" or the "Bank") is a federally-chartered stock saving bank headquartered in Bridgeport, Connecticut. People's was organized in 1842 as a mutual savings bank and reorganized into the mutual holding company form of ownership in 1988. As one of Connecticut's largest financial institutions, People's maintains a statewide presence through a network of 156 branches, which includes 75 traditional branches, 73 branches that operate in Stop & Shop supermarket locations, eight limited service branches and more than 250 ATMs. The Bank's distribution network also includes fully integrated online banking and investment trading, a 24-hour telephone banking service and participation in a worldwide ATM network. During 2005 and 2006 to date, the Bank opened 10 new branches in Connecticut, three of which are traditional branches and seven of which are in Stop & Shop supermarkets. In May 2006, the Bank announced plans to open at least 15 traditional branches in Westchester County, New York, over the next three years, with seven planned by the end of 2007. The Bank's financial services are also delivered through 23 investment and brokerage offices (22 of which are located within branch offices), five wealth management and trust offices, nine People's Capital and Leasing Corp. offices (of which eight are located out of state) and seven commercial lending offices. In addition, the Bank maintains a loan production office in Massachusetts to support its commercial real estate lending initiatives in that state. A map of the Bank's current branch office locations is included as Exhibit I-1.

The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). At September 30, 2006, People's had total assets of $10.6 billion, deposits of $9.0 billion and equity of $1.4 billion, or 12.7% of total assets. People's audited financial statements for the most recent period are included by reference as Exhibit I-2.

On July 6, 1988, the Bank, as a Connecticut-chartered mutual saving bank, reorganized into the mutual holding company form of organization when it converted to a Connecticut-chartered stock savings bank and became the majority-owned subsidiary of People's Mutual

Holdings (the "MHC"). In connection with the reorganization, the Bank sold 7,273,750 shares of its common stock to the public and issued 25,300,000 shares of its common stock to the MHC. Since the completion of the minority stock offering to the public, the Bank has declared three stock dividends on its common stock, with the effect of a three-for-two stock split on each occasion. From time-to-time, the Bank has also repurchased shares of its common stock held by the public stockholders. On August 18, 2006, the Bank converted to a federal stock savings bank and the MHC converted to a federally-chartered mutual holding company regulated by the Office of Thrift Supervision ("OTS"). As of September 30, 2006, the MHC held approximately 82.0 million shares or 57.7% of the Bank's outstanding common stock, while the public shareholders held the 60.1 million share balance, or 42.3%.

Plan of Conversion

On September 19, 2006, the Board of Trustees of the MHC and the Board of Directors of the Bank adopted a plan of conversion, pursuant to which the Bank will reorganize from the mutual holding company structure to a stock holding company structure and a newly formed Delaware chartered stock corporation, People's United Financial, Inc. ("People's United" or the "Company"), will undertake a second-step conversion. As part of the plan of conversion, the public stockholders of the Bank will exchange their shares for shares of the Company's common stock pursuant to an exchange ratio that will result in the same pro forma ownership percentage as owned immediately prior to the conversion, before taking into account the shares to be contributed to a newly-formed foundation (see below). The Company will first sell shares of common stock in a subscription offering, and then will sell shares in a syndicated offering, with the amount of the offering representing the ownership interest in the Bank currently owned by the MHC. The MHC assets of approximately $8.5 million will be consolidated with the Company at the time the stock offering closes.

In connection with the second-step conversion, a charitable foundation will be established, known as The People's Community Foundation (the "Foundation"). The Foundation will be funded with cash and stock equal to $60 million immediately following the closing of the conversion, comprised of a $40 million stock contribution and a $20 million cash contribution. The purpose of the Foundation is to enhance the relationship between People's and

the communities in which the Bank operates. In this regard, the Foundation will make grants and donations to non-profit and community groups and projects in the Bank's market area. Through stock ownership, the Foundation can participate in the long-term growth of the Company through dividends and potential price appreciation.

Strategic Overview

The Bank offers a full range of financial services, primarily in Connecticut, to individual, corporate, municipal and institutional customers. The Bank's traditional banking activities include secured and unsecured commercial and consumer lending, originating mortgage loans secured by residential and commercial properties and accepting consumer, commercial and municipal deposits. The Bank's lending activities are primarily conducted in Connecticut, but extend into adjacent states as well. Commercial lending activities are also conducted on a national basis through the Bank's national credits group, in which the Bank becomes a participant on commercial credits located throughout the U.S. People's also provides equipment and lease financing on a national basis through its wholly-owned subsidiary People's Capital and Leasing Corp. ("PCLC").

Beyond traditional banking services, People's provides a variety of specialized financial services to address the full range of banking services required of a diverse customer base. In addition to PCLC, services offered through the Bank's subsidiary activities include brokerage, financial advisory services and life insurance through People's Securities, Inc. ("PSI"), asset management through Olson Mobeck Investment Advisors, Inc. ("OMIA") and insurance services through R.C. Knox and Company, Inc. ("RC Knox").

People's core banking operations are divided into two major segments: commercial banking and retail banking (also referred to as consumer financial services). The commercial banking segment consists primarily of commercial business and commercial real estate lending along with commercial deposits on the funding side of the balance sheet. Other components of the commercial banking segment include equipment financing conducted through the operations of PCLC, cash management, correspondent banking and municipal banking. The primary operations of the retail banking segment consist of generation of retail deposits and the

origination of residential mortgage, home equity and other consumer loans. The retail banking segment also includes the activities of PSI, OMIA and RC Knox.

The third and less significant component of the Bank's operations is the treasury segment, which encompasses management of investments and wholesale funding activities. People's balance sheet restructuring in recent years has substantially diminished the operations of the treasury segment.

The Company's business strategy is to focus on those businesses in which it has proven competencies, which are anticipated to enable the Company to grow the franchise both in-state and in other states, while maintaining the historical commitment to quality of business, assets, and customer service. Key elements of this strategy going forward include: (1) expanding the Bank's geographic reach through de novo branching in Westchester County, New York, a contiguous market with comparable affluent demographics as in the Bank's home market of Fairfield County, Connecticut; (2) expanding both in-market and in other markets through complementary acquisitions in banking or banking related businesses; (3) building on the Stop & Shop relationship, including one additional branch prior to the end of 2006 and seven additional branches in 2007; (4) optimizing balance sheet management and the net interest margin through certain balance sheet restructuring (as described more fully below); and (5) maintaining a diversified loan portfolio comprised of commercial, residential and consumer loans, with an emphasis on geographic diversity and spreading the commercial loan portfolio across many industries. In addition, the Bank intends to continue to maintain a strong level of non-interest income through fees on transaction accounts and through other revenue generating activities.

The Bank's de novo branching and acquisition initiatives cannot be specifically quantified. The growth initiative through de novo branching is dependent on the ability to identify suitable markets for opening new offices and being able to attract qualified personnel familiar with these new markets. The Bank enjoys exclusive branching rights in Stop & Shop supermarkets in Connecticut through 2012 (with an option to extend until 2022), and is required to open a branch in each new Stop & Shop in state. If the Bank is unable to renew or renegotiate the licensing arrangements with Stop & Shop, then the Bank will be forced to relocate the in-store branches or close/consolidate such locations. The Bank is making its market entry into Westchester County, New York, commencing in 2007, with 15 traditional de novo branches over

three years. Although the Bank has been successful with de novo branching in Connecticut where it has branding recognition, the success of the Bank's traditional de novo branching initiative in Westchester County has not been tested, so the pro forma impact remains uncertain. The ability to consummate and successfully integrate future acquisitions of branches or financial institutions is also uncertain – reflecting not only the uncertainty of the identity of such targets, but the pro forma financial impact of such transactions. Accordingly, the growth capacity and ability to increase earnings through the de novo branching and acquisition initiatives remain an unknown at this time.

The Bank has been pursuing a strategy to reposition the balance sheet to facilitate net interest margin improvement through the reduction of investments and borrowings. Restructuring of People's balance sheet was initiated through the sale Bank's credit card business in the first quarter of 2004, which included $2.0 billion of credit card receivables as well as the transfer of its related credit card operations and 420 employees to The Royal Bank of Scotland. The Bank realized gross proceeds of $2.4 billion and a pre-tax gain of $305.4 million from the sale of its credit card business. Approximately $1.0 billion of the proceeds were utilized to prepay long-term borrowings, which along with the cancellation of derivative positions with notional values of $770 million, resulted in liability restructuring costs totaling $133.4 million. Restructuring of the balance sheet has also been implemented through liquidating the investment portfolio and utilizing the proceeds to fund the pay down of borrowings as well as redeployment of investment proceeds into higher yielding loans. The liquidation of the investment portfolio was substantially completed in the third quarter of 2006, with the sale of approximately $835 million of investment securities that resulted in an after-tax reduction in third quarter earnings of $15.7 million.

In contrast to traditional thrifts which have experienced net interest margin compression in 2005 and 2006 due to the rise in short-term interest rates and flattening of the yield curve, People's net interest margin has improved. Expansion of the Bank's net interest margin has been facilitated by the asset sensitive position of People's balance sheet, as well as balance sheet restructuring in which borrowings have been paid down and securities have been replaced with higher yielding loan growth. The high concentration of deposits maintained in lower costing savings and transaction accounts, particularly non-interest bearing demand deposits, and lending

diversification into interest rate sensitive types of lending have also contributed to the strengthening of the Bank's net interest margin. One key funding strategy employed by the Bank over the last couple of years that supported margin growth was the decision to focus on core deposit growth and emphasizing customer service rather than aggressively bidding for time deposits as shorter-term interest rates increased. The Bank offset the modest deposit outflow from this pricing strategy (as well as the sale of three smaller branches) with net deposit growth derived from the de novo branching over this same time period.

The emphasis on lending diversification into higher risk types of lending, as well as growth of the Bank's national commercial lending activities, has increased the credit risk profile of the loan portfolio. At the same time, trends in the Bank's credit quality measures have been favorable, as highlighted by a decreasing balance of non-performing assets. Adherence to a disciplined lending philosophy and favorable economic and real estate market conditions are factors that management believe have contributed to the favorable downward trend in non-performing assets balance as well as maintaining non-performing assets ratios that are well below industry averages. The loan portfolio primarily consists of loans to people or businesses located in Connecticut, or involved in-state property. Thus, the credit risk is largely tied to the economic health of the state, and at the present time Connecticut enjoys generally favorable conditions.

Overall, People's business plan strategies have strengthened earnings without substantial impairment of interest rate risk and credit risk objectives. The positive trend in the Bank's recurring earnings base has been the result of balance sheet restructuring and growth of the commercial banking and consumer financial services core business segments. Going forward, however, the Bank's strategy is shifting towards growth through de novo branching and acquisition.

Implementation of the Bank's post-conversion growth strategies will be supported by the significant increase in pro forma capital. The Bank's post-conversion business plan strategy is to pursue balance sheet growth through disciplined organic growth in the core business segments and de novo branching, emphasizing loan growth funded by retail deposits. The Bank does not anticipate a dramatic change in its credit and interest profile on a post-conversion basis. Post-conversion acquisitions are expected to complement the organic growth strategy. Towards this

end, the Bank will seek to acquire institutions that would support expansion of the Bank's core business segments in the tri-state area of Connecticut, New York and Massachusetts. As a fully-converted institution with a significant surplus of capital, People's will be postured to realize significant balance sheet growth and the expansion of it banking franchise through acquisitions. The projected use of stock proceeds is highlighted below.

- The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, the funds to be retained at the holding company level, net of the loan to the ESOP, are expected to be deposited in the Bank. In addition, the Company will contribute $20 million in cash to the Foundation. Over time, the funds may be utilized for various corporate purposes, including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and/or the payment of cash dividends.
- The Bank. Approximately 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially be maintained in liquidity, pending deployment into loans over time.

The Bank has acknowledged that it expects to have a below market return on equity ("ROE") due to the high pro forma equity level, until such time as the new capital can be leveraged through implementation of business plan growth strategies.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data for the past five and three-quarter years. From December 31, 2001 through September 30, 2006, People's assets decreased at a 2.4% annual rate, peaking at year end 2002 at $12.3 billion before declining to $10.6 billion at September 30, 2006. While the balance of assets has been somewhat static since year end 2004, there has been a notable shift in asset/liability ("A/L") composition towards higher concentrations of loans and deposits, a strategy which has supported profitability and earnings growth. Asset shrinkage over this period reflects the near liquidation of the investment portfolio to facilitate the pay down of borrowings and to supplementally fund loan growth. A summary of People's key operating ratios for this period is presented in Exhibit I-3.

Loans receivable increased at an annual rate of 8.1% from year end 2001 through September 30, 2006. Loan portfolio growth was sustained throughout the period, funded by

Table 1.1
People's Bank
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	At Year End December 31,										At September 30,		Annual Growth Rate
	2001		2002		2003		2004		2005		2006		
	Amount (in millions)	Pct (%)	Amount (in millions)	Pct (%)	Amount (in millions)	Pct (%)	Amount (in millions)	Pct (%)	Amount (in millions)	Pct (%)	Amount (in millions)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$11,890.6	100.0%	$12,260.6	100.0%	$11,671.5	100.0%	$10,717.9	100.0%	$10,932.5	100.0%	$10,612.1	100.0%	-2.37%
Cash and cash equivalents	884.0	7.4%	721.0	5.9%	414.9	3.6%	333.2	3.1%	423.5	3.9%	535.4	5.0%	-10.02%
Securities	2,899.8	24.4%	3,230.3	26.3%	2,405.0	20.6%	2,071.2	19.3%	1,363.0	12.5%	201.9	1.9%	-42.93%
Loans receivable, net	6,299.9	53.0%	6,606.2	53.9%	7,034.5	60.3%	7,860.9	73.3%	8,497.9	77.7%	9,110.9	85.9%	8.08%
Goodwill and intangibles	115.6	1.0%	113.2	0.9%	113.3	1.0%	109.9	1.0%	106.1	1.0%	105.3	1.0%	-1.95%
Deposits	7,983.4	67.1%	8,426.1	68.7%	8,714.0	74.7%	8,862.0	82.7%	9,082.6	83.1%	8,978.6	84.6%	2.50%
Borrowings	2,542.0	21.4%	2,437.3	19.9%	1,516.2	13.0%	340.8	3.2%	294.9	2.7%	13.6	0.1%	-66.75%
Subordinated notes	252.1	2.1%	252.5	2.1%	252.9	2.2%	121.8	1.1%	108.6	1.0%	108.8	1.0%	-16.21%
Equity	935.0	7.9%	939.6	7.7%	1,002.0	8.6%	1,199.8	11.2%	1,288.6	11.8%	1,351.4	12.7%	8.06%
Full service offices	148		155		154		155		153		156		

(1) Ratios are as a percent of ending assets.

Sources: People's Bank prospectus, audited financial statements and RP Financial calculations.

deposit growth and liquidity from maturing investments or securities sales. Loan growth combined with asset shrinkage served to increase the loans-to-assets ratio from 53.0% at year end 2001 to 85.9% at September 30, 2006, thereby increasing the earnings power of the balance sheet. The Bank's loan portfolio composition is reflective of a diversified lending strategy, with commercial and consumer loans comprising a larger portion of total loans than residential mortgage loans. Loan portfolio composition has undergone modest change during the review period. Residential mortgage loans comprised 42.2% of loans outstanding at September 30, 2006, versus 42.8% of total loans outstanding at year end 2001. Commercial real estate loans have decreased from 24.2% of total loans at year end 2001 to 19.6% of total loans at September 30, 2006. On the other hand, commercial business loans, which include loans generated through PCLC, increased from 18.4% of total loans at year end 2001 to 23.9% of total loans at September 30, 2006. The level of consumer loans comprising total loans was fairly consistent over this period, equaling 14.6% of total loans at year end 2001 and 14.3% of total loans at September 30, 2006.

People's business plan strategy has been to gradually replace securities with higher yielding loans upon maturity or through liquidation. After peaking at $3.2 billion, or 26.3% of assets, at year end 2002, the securities portfolio steadily decreased and was substantially eliminated with the sale of approximately $835 million of securities in the third quarter of 2006. In prior years, the Bank's investment portfolio was concentrated in low risk debt securities such as U.S. Treasury and agency securities and mortgage-backed securities guaranteed or insured by a Government Sponsored Enterprise. The securities portfolio also included corporate debt and equity securities. As of September 30, 2006, the securities portfolio totaled $201.9 million and consisted of U.S. Treasury and agency securities, FHLB stock, mortgage-backed securities and trading account securities. Exhibit I-4 provides historical detail of the Bank's investment portfolio composition. People's also maintained cash and cash equivalents of $535.4 million or 5.0% of assets at September 30, 2006, which was slightly above the level of cash and cash equivalents maintained at recent prior year ends. Reinvestment of a portion of the proceeds realized from the sale of securities into short-term instruments contributed to the increase in cash and cash equivalents ratio maintained at September 30, 2006. On a pro forma basis, the net

offering proceeds are anticipated to be invested in federal funds or similar quality short-term securities.

With the recent substantial liquidation of the securities portfolio and only a modest increase in cash and cash equivalents, there has been a notable decrease in the Bank's on-balance sheet liquidity during recent years. However, given the Bank's significant unused borrowing capacity (estimated at approximately $5 billion) and given the large cash infusion from the offering, People's is viewed as having ample capacity to fund loan growth as well as meet other obligations requiring liquidity (such as funding deposit withdrawals and repayment of subordinated notes as they mature).

The Bank also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Bank's officers. The purpose of the BOLI program is to help defray the rising costs of employee benefits. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of September 30, 2006, the cash surrender value of the Bank's BOLI equaled $211.2 million. The Bank did not maintain any BOLI prior to 2004.

People's maintained goodwill and other acquisition-related intangibles totaling $105.3 million, or 1.0% of assets, at September 30, 2006, which consisted of $101.5 million of goodwill and $3.8 million of other acquisition-related intangibles. Other acquisition-related intangibles will be fully amortized in 2010. Goodwill is tested for impairment at least annually. A goodwill impairment charge of $2.0 million was recorded in 2005.

Retail deposits have consistently been the primary funding source for the Bank, and the funding with borrowed funds has been gradually reduced since 2001. Although deposits increased at a 2.5% annual rate from year end 2001 through September 30, 2006, after a period of steady growth through 2004, the growth rate began to slow in 2005 and deposits declined during 2006, as the Bank made the determination as interest rates increased to not join the competition and compete aggressively for time deposits. Rather, the Bank continued to emphasize transaction accounts through offering convenient access and high customer service and offset some of the deposit outflow with new deposit growth at the newly-opened branches. Over the 2002 to present period, deposit growth combined with the pay down of borrowings

resulted in a dramatic shift in the Bank's funding composition towards deposits, increasing from 67.1% of assets at year end 2001 to 84.6% at September 30, 2006. Although most of the Bank's deposit growth since year end 2001 has been realized through transaction and savings accounts, the proportion to total deposits has declined from 63.6% at year end 2001 to 60.8% of total deposits at September 30, 2006. The majority of the deposits over the period have been in core deposits, as certificates of deposit ("CDs") predominantly have balances under $100,000, there has been a small amount of municipal deposits and there have been no brokered deposits.

As noted earlier, the Bank's balance sheet restructuring has been designed to pay down the borrowings, facilitated through the sale of securities and credit card operations as well as payoffs through maturing investment securities. Accordingly, borrowings decreased from $2.5 billion, or 21.4% of assets, at year end 2001 to $13.6 million, or 0.1% of assets, at September 30, 2006. People's also maintained subordinated notes totaling $108.8 million, or 1.0% of assets, at September 30, 2006, versus a comparable balance of $252.1 million, or 2.1% of assets, at year end 2001. Subordinated debt was repurchased in 2004 and 2005 as part of the Bank's balance sheet restructuring, with the bulk of the repurchases occurring in 2004.

From year end 2001 through September 30, 2006, the Bank's equity increased at an annual rate of 8.1%. People's equity growth rate was largely realized through the retention of earnings and, to a lesser extent, a decrease in the net unrealized loss on available for sale ("AFS") securities. Partially offsetting the Bank's equity growth were dividends paid to the public shareholders. People's currently pays an annual dividend of $1.00 per share to the public shareholders. Equity growth combined with asset shrinkage since year end 2002 provided for an increase in the Bank's equity-to-assets ratio from 7.9% at year end 2001 to 12.7% at September 30, 2006. The Bank's tangible equity-to-assets ratio equaled 11.7% at September 30, 2006, reflecting goodwill and intangibles totaling $105.3 million, or 1.0% of assets. The additional capital realized from the second-step conversion offering will serve to significantly increase the Bank's equity position for purposes of organic growth and de novo branch expansion, as well as pursuing growth through acquisitions of other financial institutions.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements since fiscal 2001. The Bank's profitability over this period ranged from a low of 0.47% of average assets during 2002 to a high of 1.86% of average assets during 2004. For the twelve month period ended September 30, 2006, the Bank reported net income of $119.9 million, or 1.10% of average assets. Peak earnings in 2004 reflect a $198.5 million gain realized from the sale of the Bank's credit card operations.

The Bank's key components of core earnings are net interest income and operating expenses. However, the Bank has a relatively high balance of fee generating transaction accounts and management has sought to diversify its revenue into business segments that generate non-interest revenues, thus non-interest operating income has been a significant contributor to the core earnings and profitability. Non-recurring income items, consisting of non-operating income and discontinued operations, have had a varied impact on the earnings over the review period. From a valuation perspective, such non-recurring income and expense items will be eliminated in determining the valuation earnings base.

Over this period, the Bank's net interest income ranged from a low of 2.38% of average assets during 2003 to a high of 3.48% of average assets for the twelve months ended September 30, 2006. The upward trend in the net interest income ratio since 2003 reflects the improvement in the yield-cost spread realized from the balance sheet restructuring and the benefit of maintaining an asset sensitive balance sheet during a period of rising short-term interest rates. The widening of the yield-cost spread was supported by three major factors: first, the yield earned on interest-earning assets increased, as lower yielding securities were replaced with higher yielding loans; second, rising short-term interest rates resulted in interest-earning assets repricing upwards faster than interest-bearing liabilities; and, third, the high concentration of non-interest bearing demand accounts and the pay down of borrowings favorably reduced the funding cost structure. Overall, the Bank's interest rate spread increased from 2.84% during 2003 to 3.71% for the nine months ended September 30, 2006. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Table 1.2
People's Bank
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Year Ended December 31,										For the 12 months Ended 9/30/06	
	2001		2002		2003		2004		2005			
	Amount (in millions)	Pct (%)	Amount (in millions)	Pct (%)	Amount (in millions)	Pct (%)	Amount (in millions)	Pct (%)	Amount (in millions)	Pct (%)	Amount ($000)	Pct (%)
Interest income	$642.5	5.76%	$551.9	4.68%	$454.2	3.84%	$437.2	4.07%	$507.9	4.70%	$565.3	5.18%
Interest expense	(327.7)	-2.94%	(238.1)	-2.02%	(172.6)	-1.46%	(110.1)	-1.03%	(138.2)	-1.28%	(185.7)	-1.70%
Net interest income	$314.8	2.82%	$313.8	2.66%	$281.6	2.38%	$327.1	3.05%	$369.7	3.42%	$379.6	3.48%
Provision for loan losses	(45.3)	-0.41%	(22.2)	-0.19%	(16.7)	-0.14%	(13.3)	-0.12%	(8.6)	-0.08%	(7.3)	-0.07%
Net Interest Income after Provisions	$269.5	2.42%	$291.6	2.47%	$264.9	2.24%	$313.8	2.92%	$361.1	3.34%	$372.3	3.41%
Other operating income	$123.6	1.11%	$144.1	1.22%	$152.1	1.29%	$152.7	1.42%	$161.3	1.49%	$171.0	1.57%
Operating expense(2)	(343.5)	-3.08%	(341.5)	-2.90%	(346.0)	-2.93%	(479.7)	-4.47%	(344.4)	-3.19%	(351.9)	-3.23%
Net operating income	$49.6	0.44%	$94.2	0.80%	$71.0	0.60%	($13.2)	-0.12%	$178.0	1.65%	$191.4	1.76%
Non-Operating Income												
Net gains on sale of residential loans	$8.5	0.08%	$8.4	0.07%	$14.8	0.13%	$3.7	0.03%	$4.0	0.04%	$2.4	0.02%
Net security losses	(18.5)	-0.17%	(3.3)	-0.03%	(0.6)	-0.01%	(4.7)	-0.04%	(0.1)	0.00%	(27.2)	-0.25%
Gains other sales of assets	16.9	0.15%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Gain on sale of branches	3.1	0.03%	-	0.00%	-	0.00%	-	0.00%	8.1	0.08%	8.1	0.07%
Net non-operating income	$10.0	0.09%	$5.1	0.04%	$14.2	0.12%	($1.0)	-0.01%	$12.0	0.11%	($16.7)	-0.15%
Net income before tax	$59.6	0.53%	$99.3	0.84%	$85.2	0.72%	($14.2)	-0.13%	$190.0	1.76%	$174.7	1.60%
Income taxes	(20.7)	-0.19%	(31.6)	-0.27%	(22.5)	-0.19%	8.6	0.08%	(64.1)	-0.59%	(57.4)	-0.53%
Income (loss) from continuing operations	$38.9	0.35%	$67.7	0.57%	$62.7	0.53%	($5.6)	-0.05%	$125.9	1.17%	$117.3	1.08%
Discontinued Operations												
Income (loss) from discontinued operations(3)	$36.9	0.33%	($12.3)	-0.10%	$1.1	0.01%	$6.8	0.06%	$5.0	0.05%	$2.6	0.02%
Gain on sale of discontinued operations(3)	-	0.00%	-	0.00%	-	0.00%	198.5	1.85%	6.2	0.06%	-	0.00%
Income from discontinued operations	$36.9	0.33%	($12.3)	-0.10%	$1.1	-0.01%	$205.3	1.91%	$11.2	0.10%	$2.6	0.02%
Net income	$75.8	0.68%	$55.4	0.47%	$63.8	0.54%	$199.7	1.86%	$137.1	1.27%	$119.9	1.10%
Adjusted Earnings												
Net income before discontinued operations	$38.9	0.35%	$67.7	0.57%	$62.7	0.53%	($5.6)	-0.05%	$125.9	1.17%	$117.3	1.08%
Addback: Non-Operating Losses	18.5	0.17%	3.3	0.03%	0.6	0.01%	4.7	0.04%	0.1	0.00%	27.2	0.25%
Deduct: Non-Operating Gains	(28.5)	-0.26%	(8.4)	-0.07%	(14.8)	-0.13%	(3.7)	-0.03%	(12.1)	-0.11%	(10.5)	-0.10%
Tax Effect Non-Op. Items(4)	3.4	0.03%	1.7	0.01%	4.8	0.04%	(0.3)	0.00%	4.1	0.04%	(5.7)	-0.05%
Adjusted Net Income	$32.3	0.29%	$64.3	0.55%	$53.3	0.45%	($4.9)	-0.05%	$118.0	1.09%	$128.3	1.18%

(1) Ratios are as a percent of average assets.
(2) Includes $133.4 million liability restructuring costs in 2004.
(3) Net of taxes.
(4) Assumes tax rate of 34.0%.

Sources: People's Bank prospectus, audited financial statements and RP Financial calculations.

Non-interest operating income has been a significant and growing source of revenue and earnings for the Bank over the last few years, reflecting transaction account fees as well as revenues from the diversification of retail banking activities into other financial services. Non-interest operating income increased from a low of 1.11% of average assets during 2001 to a high of 1.57% of average assets for the twelve months ended September 30, 2006. Service charges on deposit accounts constitute the largest portion of the Bank's fee-based revenues. Fee-based revenues are also generated though the Bank's subsidiary activities, which includes brokerage, financial advisory services and life insurance provided by PSI, wealth management and trust services provided by OMIA and insurance services provided by RC Knox. Fee-based revenues totaled $153.3 million for the twelve months ended September 30, 2006, with service charges on deposit accounts comprising $78.2 million, or 51.0%, of the fee-based revenues. Other sources of non-interest operating income consist of BOLI income and miscellaneous other sources of income.

Operating expenses have ranged from a low of 2.90% of average assets during 2002 to a high of 4.47% of average assets during 2004. For the twelve months ended September 30, 2006, operating expenses equaled 3.23% of average assets. The higher operating expense ratio in 2004 resulted from liability restructuring costs, particularly the prepayment of borrowings, which amounted to $133.4 million or 1.34% of average assets. By excluding the 1.34% liability restructuring cost, the resulting adjusted ratio of 3.12% is shown to be relatively consistent in its year-to-year increase from 2002 forward. The Bank's relatively high operating expense ratio reflects the higher staffing needs that are associated with generating a high level of transaction accounts and financial services activities as well as recent de novo branching initiatives. Furthermore, the reduction of wholesale funding has placed upward pressure on the Bank's operating expense ratio, given the higher loan and deposit administration costs relative to wholesale leveraging activities.

Overall, the positive trends in the Bank's net interest income since 2001 stimulated an increase in core earnings and profitability despite the increasing operating expense ratio. The increase in the expense coverage ratio (net interest income divided by operating expenses) underscores these trends. People's expense coverage ratio equaled 0.92 times during 2001 and gradually improved to 1.08 times during the twelve months ended September 30, 2006.

Similarly, People's efficiency ratio (which we have defined herein as operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 63.8% during the twelve months ended September 30, 2006 was more favorable than the 78.4% efficiency ratio during 2001. Higher levels of net interest income and non-interest operating income both contributed to the improvement in the Bank's efficiency ratio and overall core profitability.

Loan loss provisions have had a varied impact on the Bank's earnings over this period, but, in general, have trended lower. Loan loss provisions established during the twelve months ended September 30, 2006 equaled 0.07% of average assets, versus 0.41% of assets during 2001. Favorable trends in non-performing assets and improving economic and real estate market conditions supported the reduction in loan loss provisions. At September 30, 2006, the Bank maintained valuation allowances of $74.0 million, equal to 0.81% of total loans and 355.8% of non-performing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the review period.

Net non-operating income/loss (comprised of gains and losses on a variety of transactions) has had a variable impact on the Bank's earnings and profitability over the period, ranging from a net gain of 0.12% of average assets in 2003 to a net loss of 0.15% of average assets for the twelve months ended September 30, 2006. The higher level of non-operating income in 2003 was supported by gains realized from the sale of residential mortgage loans, which peaked at $14.8 million, or 0.13% of average assets. The Bank typically sells all newly-originated fixed rate residential mortgage loans on a servicing-released basis. Security losses were more significant in 2001 and for the twelve months ended September 30, 2006. Security losses in 2001 of $18.5 million largely consisted of write-downs on the carrying amounts of large capitalization technology stocks ($10.9 million) and a loss from the sale of an Enron bond ($4.0 million). The security losses of $27.2 million for the twelve months ended September 30, 2006 reflected the previously referenced restructuring transaction. The security losses in 2001 were more than offset by gains realized from the sale of NYCE common stock ($16.9 million) and a gain on the sale of a branch ($3.1 million). People's also realized an $8.1 million gain on the sale of three branches in 2005. The non-operating items are excluded in the valuation earnings bases.

Discontinued operations reflect the sale of the Bank's United Kingdom business in 2001 and credit card operations in 2004. The Bank realized a pre-tax gain of $78.0 million on the sale of its United Kingdom credit card and consumer loan operations for net cash proceeds of $521.8 million. People's completed the sale of its credit card business, which included $2.0 billion of credit card receivables, in the first quarter of 2004. Gross proceeds from the sale of the credit card operations totaled $2.4 billion and the net pre-tax gain on the sale equaled $305.4 million. As the result of the sale of the credit card business, the results of operations for the credit card business were reclassified to discontinued operations. Income from discontinued operations for 2004, 2005 and for the twelve months ended September 30, 2006 reflect recoveries on previously charged-off credit card accounts that were not included in the credit card sale. The level of recoveries is expected to continue to decline, given the aging and diminishing pool of charged-off accounts.

People's effective tax rate equaled 32.9% for the twelve months ended September 30, 2006, which was relatively consistent with its effective tax rate for 2005. In 1998, People's formed a passive investment company, People's Mortgage Investment Company, in accordance with Connecticut tax laws, which permitted transfers of mortgage loans to such subsidiaries on or after January 1, 1999, The related earnings of the subsidiary, and any dividends it pays to the parent, are not subject to Connecticut income tax. People's effective tax rate for twelve months ended September 30, 2006 reflects the exclusion of People's Mortgage Investment Company's earnings and dividends paid to the parent company from Connecticut taxable income. As set forth in the prospectus, the marginal tax rate applied to the pro forma conversion assumptions equaled 34.0%.

Interest Rate Risk Management

People's balance sheet is asset sensitive in the short-term (less than one year) and, thus, the net interest margin has benefited from the rise in short-term interest rates in recent years. People's evaluates the impact of interest rate risk on "Income at Risk" using an earnings simulation model to project earnings under multiple interest rate environments over a one-year time horizon resulting in a quantification of interest rate risk. The Bank also evaluates interest rate risk through modeling the change in Market Value Equity ('MVE") that results from a shift

in interest rates. Based on balance sheet data as September 30, 2006, a 2.0% upward shift in interest rates would result in a 7.1% increase in Income at Risk and a 3.3% decrease in MVE (see Exhibit I-7).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to limiting the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through selling originations of 1-4 family fixed rate residential mortgage loans and emphasizing the origination of loans with adjustable rates or short-terms. As of December 31, 2005, of the Bank's total loans due after December 31, 2006, ARM loans comprised 77.5% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk is supported by maintaining a high concentration of deposits in lower cost savings and transactions, particularly non-interest bearing demand deposits. Transaction and savings accounts comprised 60.8% of the Bank's deposits at September 30, 2006. Non-interest bearing deposits accounted for 39.8% of the Bank's transaction and savings account deposits at September 30, 2006. The fee income generated from People's transaction accounts, as well as diversification of operations into business segments that produce non-interest revenues, also facilitates managements of the Bank's interest rate risk, given the relative stability of such revenues in various interest rate environments.

On a limited basis, People's utilizes off-balance derivative financial instruments for purposes of interest rate risk management. The Bank's use of derivative financial instruments includes interest rate swaps, interest rate floors and foreign exchange contracts. Interest rate swaps are used to match more closely the repricing of certain commercial real estate finance loans and the funding associated with those loans. The interest rate swaps effectively convert the funding liabilities from a variable interest rate into a fixed interest rate and consequently reduce People's exposure to increases in interest rates and their effect on interest income and interest expense. The notional amount of interest rate swaps maintained by People's at September 30, 2006 equaled $9.3 million.

People's purchased interest rate floors in December 2005 to partially manage its exposure to a decrease in interest income resulting from declines in certain interest rates. The interest rate floors offer protection against a decline in interest income if the one-month LIBOR-index rate

used to reprice certain floating-rate commercial loans declines below the strike rate on the interest rate floors. The notional amount of interest rate floors maintained by People's at September 30, 2006 equaled $700.0 million.

Foreign exchange forward contracts are commitments to buy or sell foreign currency on a future date at a contractual price. People's uses foreign exchange contracts on a limited basis to eliminate its exposure to fluctuations on certain of its commercial loans that are denominated in foreign currencies. Gains and losses on foreign exchange contracts substantially offset the translation gains and losses. The notional amount of foreign exchange contracts maintained by People's at September 30, 2006 equaled $13.3 million.

The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets, initially federal funds, and the increase in the Bank's capital will lessen the proportion of interest rate sensitive liabilities that fund assets.

Lending Activities and Strategy

People's lending activities are divided between the consumer financial services and commercial banking business segments, which constitute the Bank's core operations. Lending activities conducted within the consumer financial services business segment consist of residential and consumer loans. The commercial banking segment includes financing for commercial real estate and commercial business loans. This segment also includes the equipment financing operations of PCLC. Within the commercial banking segment division, People's maintains a national credits group, which seeks to participate in commercial business loans and commercial real estate loans to borrowers in various industries across the country. Exhibit I-9 provides historical detail of People's loan portfolio composition over the review period, and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of December 31, 2005.

People's residential loan production is generated through the branch network, calling officers and purchases in the wholesale market. Residential loans are largely secured by residences in Connecticut and, to a lesser extent, nearby markets in New York and

Massachusetts. Wholesale loan production has been a growing source of the Bank's residential lending volume, reflecting expansion of the Bank's wholesale lending activities into Westchester County, New York. Wholesale production accounted for 59% and 66% of the Bank's residential lending volume in 2005 and for the nine months ended September 30, 2006, respectively. Residential loan production includes both adjustable rate mortgage ("ARM") loans and fixed rate loans, with ARM loans accounting for most of the Bank's residential lending volume in recent years. ARM loans offered by the Company include loans with initial repricing terms of three, five or seven years, which after the initial repricing period convert to a one-year repricing schedule for the balance of the mortgage term. People's generally sells substantially all newly originated fixed-rate residential mortgage loans on a servicing released basis and retains newly originated ARM loans for its own loan portfolio. As of September 30, 2006, the Bank's residential mortgage loan portfolio totaled $3.9 billion, or 42.2% of total loans outstanding. Included in the residential loan balance at September 30, 2006 was $185 million of residential construction loans. The ARM portfolio, which equaled $3.8 billion at September 30, 2006, included $1.7 billion of interest-only loans.

The consumer loan portfolio is largely generated through Connecticut based customers (currently 99%), with home equity lines of credit accounting for the major portion of the consumer loan portfolio. Home equity lending has been the primary source of consumer loan growth in recent years, which has been supported by appreciation in home values in the Bank's lending area and the increased focus People's has placed on home equity lending. In the first quarter of 2006, People's began offering home equity lines of credit in Massachusetts. In addition to home equity lines of credit, consumer loans offered by People's include second mortgage loans and other forms of installment and revolving credit loans. The consumer loan portfolio also includes a small balance of unsecured personal installment loans that had been originated nationally in prior years, which continue to pay down following the Bank's discontinuation of such lending. As of September 30, 2006, the consumer loan portfolio totaled $1.3 billion, or 14.3% of total loans outstanding. Home equity lines of credit accounted for $1.0 billion of the consumer loan portfolio at September 30, 2006.

Commercial real estate financing constitutes the largest portion of People's commercial banking lending business. Commercial real estate loans are primarily generated through

originations in Connecticut and adjacent states. In 2005, the Bank opened a commercial real estate finance office in Burlington, Massachusetts. The commercial real estate portfolio also included loan participations purchased on a national basis. People's seeks to manage the risk associated with the commercial real estate loan portfolio through diversification of property types securing the loan portfolio, varying loan terms and limiting the concentration of loans outstanding to one borrower. At September 30, 2006, approximately 68% of the Bank's commercial real estate portfolio was secured by properties located in Connecticut. Residential or multi-family loans accounted for the largest concentration of the commercial real estate portfolio at September 30, 2006 (29% of the portfolio), followed by retail properties (22% of the portfolio), office buildings (20% of the portfolio), industrial/manufacturing (10% of the portfolio) and all other property types (19% of the portfolio). As of September 30, 2006, the commercial real estate portfolio totaled $1.8 billion, or 19.6% of total loans outstanding, which included $567 million of commercial real estate construction loans.

People's commercial business lending activities include short-term working capital credit capital facilities, term-financing, asset-based loans and letters of credit. Commercial business loans are largely generated through Connecticut-based businesses. The commercial business loan portfolio also includes loans originated in adjacent states and loan participations purchased on a national basis. At September 30, 2006, approximately 67% of the Bank's commercial business loans consisted of loans to Connecticut-based businesses. Loans originated by the Bank are packaged with commercial deposit products, which fund a significant portion of the commercial business loan portfolio. The commercial business loan portfolio is diversified among a variety of industries, with the manufacturing sector accounting for the largest concentration of the portfolio at September 30, 2006 (30% of the portfolio). Other large industry concentrations in the commercial business loan portfolio include finance, insurance and real estate (21% of the portfolio), service (16% of the portfolio), wholesale distribution (8% of the portfolio) and retail sales (8% of the portfolio). As of September 30, 2006, the commercial business loan portfolio totaled $1.4 billion, or 15.7% of total loans outstanding.

The Bank supplements originations of commercial real estate and commercial business loans with purchases of loan participations on a national basis ("shared national credits"). In addition to Connecticut, borrowers located in California, Florida and New York comprise the

largest concentration of the Bank's shared national credits. As of September 30, 2006, the share national credits portfolio totaled $542 million, or 14% of the commercial banking loan portfolio. The national credits portfolio consisted of $338 million of commercial business loans and $204 million of commercial real estate loans at September 30, 2006. Growth of the shared national credits portfolio is expected to be part of the overall growth of commercial loan portfolio going forward, in which the portfolio will be limited to 15% of the total commercial loan portfolio.

People's national lending activities are also conducted through PCLC, which provides equipment financing for customers in 48 states. PCLC specializes in financing for the printing, general manufacturing, transportation/utility and packaging industries, which in total accounted for 85% of the portfolio at September 30, 2006. In addition to Connecticut, PCLC maintains offices in California, Georgia, Kansas, Texas, New Hampshire and Minnesota. Borrowers in the states of California, Texas, Illinois and Florida comprise the largest concentration of PCLC's portfolio, with such loans accounting for approximately 40% of the portfolio at September 30, 2006. Equipment financing has been an area of loan growth in recent years, as PCLC's loan portfolio increased 25% on an annualized basis during the first nine months of 2006 and 40% in 2005. As of September 30, 2006, PCLC's portfolio totaled $751.9 million, or 19% of the commercial loan portfolio.

Exhibit I-11 provides a summary of the Bank's lending activities over the past one and three-quarter years. Total loans originated equaled $5.5 billion for the twelve months ended September 30, 2006, which was consistent with total loans originated during 2005. Commercial banking loans comprised the majority of the Bank's lending volume during the past one and three-quarter years, with commercial banking originations equaling $3.4 billion and $3.6 billion during 2005 and for the twelve months ended September 30, 2006, respectively. The increase in commercial banking loan originations was offset by a decrease in originations of consumer financial services loans, which decreased from $2.2 billion during 2005 to $1.9 billion for the twelve months ended September 30, 2006. Loan growth from year end 2005 to September 30, 2006 was largely realized through increased loan purchases, which increased from $47.4 million during 2005 to $205.3 million during the nine months ended September 30, 2006. The increase in loan purchases consisted mostly of consumer financial services loans. Principal repayments increased from $4.6 billion during 2005 to $4.7 billion for the twelve months ended September

30, 2006, while loan sales decreased from $334.6 million to $231.7 million over the same time period. Overall, the balance of outstanding loans increased from $8.6 billion at December 31, 2005 to $9.2 billion at September 30, 2006.

Asset Quality

Historical credit quality measures for the Bank are reflective of a low risk lending strategy, notwithstanding the Bank's significant diversification into higher risk types of lending and commercial lending activities conducted on a national basis. Furthermore, the Bank's credit quality improved during a period when loan growth was mostly realized through growth of commercial loans that tend to have comparatively higher credit risk than residential mortgage loans. Over the review period, People's balance of non-performing loans ranged from a high of 0.52% of total loans at year end 2002 to a low of 0.23% of total loans at September 30, 2006. The decline from the peak non-performing loan ratio was supported by reduced balances of non-accruing loans in all loan types. Overall, the non-performing loan balance decreased from $34.9 million at December 31, 2002 to $20.8 million at September 30, 2006. The largest concentrations of non-accruing loans at September 30, 2006 consisted of residential mortgages ($7.8 million) and commercial real estate finance ($6.6 million). The Bank also maintained $2.1 million of real estate owned and repossessed assets at September 30, 2006. Exhibit I-12 presents the Bank's non-performing assets data for the past five and three-quarter years.

To track the Bank's asset quality and the adequacy of valuation allowances, People's has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. People's maintains the allowance for loan losses at a level that is believed to be adequate to absorb probable losses inherent in the existing loan portfolio, based on a quarterly evaluation of a variety of factors. These factors include, but are not limited to: the Bank's historical loan loss experience and recent trends in that experience; risk ratings assigned by lending personnel to commercial real estate finance, commercial and PCLC loans and the results of ongoing reviews of those ratings by the Bank's independent loan review function; an evaluation of non-performing loans and related collateral values; the probability of loss in view of geographic and industry concentrations and other portfolio risk characteristics; the present financial condition of borrowers; and current economic conditions. As of September 30, 2006,

the Bank maintained valuation allowances of $74.0 million, equal to 0.81% of loans receivable and 355.8% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently accounted for the largest portion of the Bank's interest-bearing liabilities and, at September 30, 2006, deposits equaled 98.7% of People's interest-bearing funding composition. Exhibit I-13 sets forth the Bank's deposit composition for the past three and three-quarter years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at September 30, 2006. Transaction and savings deposits account for the largest portion of the Bank's deposit base and equaled $5.5 billion, or 60.8% of total deposits at September 30, 2006. The concentration of transaction and savings account deposits comprising total deposits has decreased over the past three and three-quarter years, reflecting an increase in customer preference for time deposits as offering rates for CDs have increased in conjunction with the rising interest rate environment for short-term interest rates. However, even with the increase in the concentration of time deposits comprising total deposits, the Bank has been effective in maintaining a higher concentration of deposits in transaction and savings deposits. The high level of deposits maintained in transaction and savings accounts is supported through providing a range of convenient services to individuals, corporations and municipalities. The Bank maintains a statewide presence through a network of 156 branches, which includes 73 Stop & Shop supermarket branches. Notably, the Bank has been effective in managing funding costs through building a base of non-interest bearing demand deposits, which equaled 39.8% of transaction and savings deposits at September 30, 2006. Non-interest demand accounts are generated through the branch network and through cross-selling with commercial loan products.

Time deposits comprise the balance of the Bank's deposit composition, with the current composition of time deposits reflecting a higher concentration of short-term deposits (maturities of one year or less). As of September 30, 2006, time deposits equaled $3.5 billion, or 39.2% of total deposits. Approximately 90.2% of the time deposits were scheduled to mature in one year or less. Jumbo CDs (balances of $100,000 or more) equaled $859.3 million, or 24.4% of total CDs.

For the nine months ended September 30, 2006, the weighted average rate on deposits was 1.90%. After declining to a low of 0.99% during 2004, the weighted average rate on total deposits has since increased 91 basis points over the past one and three-quarter years given the rise in market rates.

Borrowings serve as an alternative funding source for the Bank to facilitate management of liquidity and funding costs. Historically, borrowings utilized by the Bank have consisted of Federal funds purchased, FHLB advances and repurchase agreements. Borrowings were substantially paid down as the result of the balance sheet restructuring and, as of September 30, 2006 borrowings held by the Bank consisted of $13.6 million of Federal funds purchased. Exhibit I-15 provides further detail of People's borrowing activities during the past three and three-quarter years.

People's also maintained $108.8 million of subordinated debt at September 30, 2006. The subordinated debt at September 30, 2006 consisted of $43.5 million of 7.20% subordinated notes due in 2006 and $65.3 million of 9.875% subordinated notes due in 2010. People's repurchased $14 million and $71 million of its 9.875% subordinated notes in 2005 and 2004, respectively, and $62 million of its 7.20% subordinated notes in 2004.

<u>Subsidiaries</u>

People's has four wholly-owned and consolidated subsidiaries: People's Securities, Inc., R.C. Knox & Company, People's Mortgage Investment Company and People's Capital and Leasing Corp. People's Securities, Inc. provides brokerage services, financial advisory services, asset management and life insurance. R.C. Knox & Company provides insurance services.

People's Mortgage Investment Company was formed as a result of Connecticut tax legislation, which became effective on January 1, 1999, that allows for the transfer of mortgage loans to a passive investment subsidiary. The related earnings of the subsidiary, and any earnings it pays to the parent, are not subject to Connecticut income tax.

People's Capital and Leasing Corp., which provides equipment financing services, operates in 48 states and has a sales force in Connecticut, California, Georgia, Kansas,

Minnesota, New Hampshire and Texas. As of September 30, 2006, Peoples Capital and Leasing Corp.'s portfolio totaled $751.9 million, or 19% of the commercial loan portfolio.

Legal Proceedings

People's is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition and results of operation of the Bank.

II. MARKET AREA

Introduction

People's primary market area is the state of Connecticut. The Bank maintains a statewide presence in the state of Connecticut, through a network of 156 branches and more than 240 ATMs, and operates in every county within the state. Exhibit II-1 provides a summary description of the Bank's office properties.

Encompassing the entire state, the Bank's primary market area is largely suburban and urban in nature, but there are also some rural areas in the northern part of the state. Although small, Connecticut has regional variations in its landscape and culture – from the wealthy estates of Fairfield County's "Gold Coast" to the rolling mountains and horse-farms of the Litchfield Hills in the northwest corner. Connecticut's rural areas and small towns in the northeast and northwest corners contrast sharply with its industrial cities, located along the coastal highways from the New York border to New Haven, then northwards to Hartford, as well as further up the coast near New London. The southern Connecticut market (including Fairfield, New Haven, Middlesex, and New London Counties) represents the greatest concentration of population, deposits and income in the state. For example, these southern counties combined represent more than half of the state's population and a similar percentage of households. The southern Connecticut market also represents the greatest concentration of People's retail operations. The northern Connecticut market is also densely populated and includes the counties of Litchfield, Hartford, Tolland, and Windham.

Pursuant to the Bank's business plan, expansion of the branch network will continue to be pursued both within Connecticut as well as into nearby out-of-state markets, particularly Westchester County, New York. At the present time, the Bank is implementing a de novo branch expansion plan in Westchester County, and anticipates opening 15 branches over the next 3 years, including 7 branches by the end of 2007. Even with such de novo branch expansion plans in New York, absent a successful acquisition strategy of financial institutions in other states, the Bank's operations will remain primarily dependent on the economic, demographic and competitive characteristics of its Connecticut markets.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's primary market area.

Market Area Demographics

Overall, the markets served by the Bank's branches have exhibited a range of historical and projected demographic trends (see Table 2.1). All of the primary market area counties experienced increases in population and households from 2000 through 2006, with the strongest growth occurring in the less populated counties of Middlesex, Tolland and Windham. Only Tolland County's 1.5% annual population growth rate exceeded the comparable U.S. growth rate of 1.3%. Household growth measures paralleled trends in population growth. The stronger growth occurring in Tolland County (in north-central Connecticut) has been supported by the presence of the University of Connecticut. Windham County is in the northeast part of the state and Middlesex County is south of Hartford in west-central Connecticut. Projected population and household growth rates for the primary market area counties are not expected to vary materially from recent historical trends, with the counties of Tolland, Middlesex and Windham projected to continue to experience the strongest population and household growth rates over the next five years. The more densely populated markets in the southern part of the state have greater physical limitations to growth, and these markets are expected to remain slower growth markets than in other parts of the state.

Median household income data indicate that Fairfield County is the most affluent Connecticut market, while Litchfield, Middlesex, and Tolland Counties also had household income measures exceeding state levels. In terms of per capita income, the state of Connecticut is the wealthiest state in the country; although, only Fairfield and Middlesex Counties had per capita income measures that exceeded Connecticut's per capita income for 2006. The relative affluence of Fairfield County is also implied by the higher percentage of households with incomes that exceed $100,000. Household and per capita income measures for Connecticut, as

Table 2.1
People's Bank
Summary Demographic Data

	Year			Annual Growth Rate	
	2000	2006	2011	2000-2006	2006-2011
Population (000)					
United States	281,422	303,582	323,786	1.3%	1.3%
Connecticut	3,406	3,549	3,648	0.7%	0.5%
Fairfield County	883	916	939	0.6%	0.5%
Hartford County	857	887	906	0.6%	0.4%
Litchfield County	182	191	198	0.8%	0.7%
Middlesex County	155	165	172	1.0%	0.9%
New Haven County	824	854	873	0.6%	0.5%
New London County	259	271	280	0.8%	0.6%
Tolland County	136	149	156	1.5%	1.0%
Windham County	109	116	123	1.0%	1.2%
Households (000)					
United States	105,480	114,050	121,863	1.3%	1.3%
Connecticut	1,302	1,357	1,398	0.7%	0.6%
Fairfield County	324	335	343	0.5%	0.5%
Hartford County	335	346	354	0.5%	0.5%
Litchfield County	72	76	79	1.0%	0.8%
Middlesex County	61	66	70	1.3%	1.0%
New Haven County	319	329	338	0.5%	0.5%
New London County	100	106	110	1.0%	0.8%
Tolland County	49	54	57	1.5%	1.2%
Windham County	41	44	47	1.2%	1.3%
Median Household Income ($)					
United States	$42,164	$51,546	$60,704	3.4%	3.3%
Connecticut	$53,915	$66,018	$77,588	3.4%	3.3%
Fairfield County	$64,876	$81,678	$97,959	3.9%	3.7%
Hartford County	$50,777	$61,965	$71,829	3.4%	3.0%
Litchfield County	$56,199	$68,650	$81,894	3.4%	3.6%
Middlesex County	$59,175	$73,535	$86,628	3.7%	3.3%
New Haven County	$48,834	$60,019	$69,156	3.5%	2.9%
New London County	$50,659	$61,758	$71,273	3.4%	2.9%
Tolland County	$59,035	$71,518	$83,703	3.2%	3.2%
Windham County	$45,113	$54,130	$62,461	3.1%	2.9%

Table 2.1 (continued)
People's Bank
Summary Demographic Data

	Year			Annual Growth Rate	
	2000	2006	2011	2000-2006	2006-2011
Per Capita Income ($)					
United States	$21,587	$27,084	$32,982	3.9%	4.0%
Connecticut	$28,766	$36,661	$44,685	4.1%	4.0%
Fairfield County	$38,350	$49,963	$61,412	4.5%	4.2%
Hartford County	$26,047	$32,673	$39,709	3.8%	4.0%
Litchfield County	$28,408	$35,420	$43,606	3.7%	4.2%
Middlesex County	$28,251	$36,758	$44,897	4.5%	4.1%
New Haven County	$24,439	$30,777	$37,242	3.9%	3.9%
New London County	$24,678	$30,842	$37,372	3.8%	3.9%
Tolland County	$25,474	$32,958	$39,969	4.4%	3.9%
Windham County	$20,443	$25,735	$30,567	3.9%	3.5%

	Less Than $25,000	$25,000 to 49,999	$50,000 to $99,999	$100,000 to $149,999	$150,000+
2006 HH Income Dist. (%)					
United States	22.7%	25.8%	31.8%	12.1%	7.7%
Connecticut	17.2%	20.1%	31.9%	17.5%	13.3%
Fairfield County	14.1%	16.5%	27.4%	18.1%	24.0%
Hartford County	19.1%	21.2%	32.6%	16.9%	10.3%
Litchfield County	13.9%	20.1%	34.5%	20.0%	11.4%
Middlesex County	13.1%	18.7%	33.9%	21.8%	12.4%
New Haven County	20.6%	21.3%	32.5%	16.4%	9.3%
New London County	16.6%	23.1%	35.8%	16.6%	8.0%
Tolland County	12.8%	19.0%	36.3%	20.6%	11.4%
Windham County	20.8%	25.1%	35.4%	14.0%	4.8%

Source: ESRI.

well as all of the primary market area counties, except for Windham County's per capita income, were above the comparable U.S. measures. Median household income increased in all of the primary market area counties since 2000, with Fairfield, Middlesex, and New Haven Counties recording the strongest growth in median household income among the primary market area counties. For the 2000 to 2006 period, Windham County had the lowest growth rate in median household income among the primary market area counties. Household income growth rates for the primary market area counties are generally projected to increase at comparable rates over the next five years as experienced during the 2000-2006 period.

Overall, the demographic and economic characteristics of the primary market area served are viewed as being relatively favorable for supporting future growth opportunities for the Bank. Growth of the Bank's retail banking market presence is expected to be enhanced through the continued expansion of the branch network, including entering New York with plans to open 15 branches in Westchester County by the end of 2009.

National Economic Factors

The future success of the Bank's operations is partially dependent upon various national and local economic trends. In assessing recent economic trends, economic data at the beginning of 2006 generally reflected a healthy economy. Retail sales surged in January and the U.S. unemployment rate dropped to 4.7%, the lowest rate in more than four years. The service sector also continued to expand in January, although at a slower pace compared to December. While rising home inventories in a number of large cities signaled a cooling market for housing, housing starts surged 14.5% in January with the help of unusually mild weather. Notwithstanding the increase in housing starts, both new and existing home sales declined in January and unsold homes reached a ten year high. Other data reflected a more positive picture of the economy, which included an upward revision in fourth quarter GDP to 1.7% and healthy growth in the manufacturing and service sectors during February. The February employment report showed strong job growth, but the national unemployment rate for February edged up from 4.7% to 4.8% as more people entered the labor market. Mild weather supported a surge in existing home sales during February, but, at the same time, the inventory of houses for sale also increased. Economic data for March generally reflected a strong economy, based on robust

numbers for retail sales, new home sales and durable-goods orders. The national unemployment rate for March declined to 4.7%, with over 200,000 jobs added during the month. First quarter GDP growth was revised upward to an annual rate of 5.3% compared to an original estimate of 4.7%.

Economic data at the start of the second quarter 2006 was somewhat mixed. April data for retail sales, manufacturing activity and new home sales all showed positive trends, while, comparatively, durable goods orders were down sharply in April, existing home sales were lower in April and the pace of job growth slowed in April. The national unemployment rate for April held steady at 4.7%. Following a strong rise in manufacturing activity during April, the index for manufacturing activity fell in May. The pace of job growth slowed further in May, although the May national unemployment rate dipped to 4.6% which was the lowest rate since the summer of 2001. In a sign that higher gasoline prices and weaker home sales may be slowing the economy, retail sales rose only 0.1% in May from April. Weaker consumer demand also translated into a decline in factory output for May. New home sales rose in May for the third straight month, but sales of existing homes fell in May reflecting the impact of higher interest rates. While first quarter GDP growth was revised upward to a 5.6% annual rate, second quarter growth was expected to be much slower. Job growth in June fell short of expectations, but the unemployment rate for June held steady at 4.6%. While strong business investment provided for a jump in U.S. industrial production in June, other data reflected a slowing economy. Home sales of new and existing homes fell in June, while inventories of homes for sale swelled to a nine year high. Second quarter GDP slowed to a 2.5% annual rate and June durable goods orders excluding defense products increased at a slower pace.

Despite signs of a cooling economy and record high oil prices, consumer confidence edged up in July. Manufacturing activity picked up in July and retail sales were up in July as well, while the number of jobs added in July was less than forecasted. The national unemployment rate for July rose to 4.8%, the first increase since February 2006. Other signs of slower economic growth included the index of leading indicators easing slightly in July and July sales of existing and new homes tumbling, while the inventory of unsold homes rose to a record. Consumer spending was up strongly in July, but retailers reported mixed sales for August. Solid job growth provided for a dip in the August unemployment rate to 4.7%. Home inventories

continued to rise in August, which translated in fewer housing starts in August. Existing home sales also declined in August, which put downward pressure on home prices with the median home price for existing home sales falling in August for the first time since 1995. Durable-goods orders fell in August, while new home sales posted an unexpected gain in August. Job growth slowed in September, but the unemployment rate edged down to 4.6%.

The mid-October 2006 release of the Federal Reserve's "beige book" indicated that consumer spending remained strong, despite the slowdown in the housing market. The Federal Reserve's "beige book" also found job markets tightening across the U.S., but without an accompanying increase in wages. Falling gas prices supported a solid increase in September retail sales. Excluding gas sales, retail sales increased 0.6% in September.

In terms of interest rate trends during 2006, Treasury yields stabilized through most of January 2006 as the Federal Reserve indicated that it was becoming less worried about inflation and may be nearing an end to its campaign to raise rates. Uncertainty over future Federal Reserve policy with the incoming of a new Federal Reserve Chairman pushed long-term Treasury yields higher in late-January. The Federal Reserve concluded its end of January meeting by raising the target interest rate another quarter point to 4.5%, which was the 14th consecutive rate hike implemented by the Federal Reserve over the past 19 months. An expanding economy with inflation under control provided for a relatively stable interest rate environment through most of February. Consumer prices jumped 0.7% in January due to higher energy costs, but core prices rose only 0.2% which served to soothe inflation fears. Interest rates edged higher in early-March, reflecting growing expectations that foreign central banks would keep raising interest rates based on forecasts of an improving global economy. A positive report on consumer-price inflation for February helped to pull Treasury yields lower in mid-March, while, comparatively, an upward revision to consumer-price inflation for the fourth quarter of 2005 and a quarter point rate hike by the Federal Reserve with hints of more rate increases to come pushed Treasury yields higher at the close of the first quarter.

The upward trend in interest rates continued into the second quarter of 2006, with the yield on the 10-year Treasury note moving above 5.0% in mid-April for the first time since mid-2002. Economic data showing a strengthening economy and higher consumer prices pushed bond yields higher into early-May, reflecting growing expectations that more rate increases were

in store from the Federal Reserve to contain inflation. As expected, the Federal Reserve concluded its May meeting by increasing the federal funds rate another quarter point to 5.0% and kept its options open for future rate increases. Interest rates stabilized during the second half of May and then edged lower in early-June on news that job growth was weaker than expected during May. A 2.4% increase in core consumer prices for May pushed interest rates higher in mid-June, as expectations increased that the Federal Reserve would raise interest rates again despite signs of a cooling economy. Inflation concerns pushed the yield on the 10-year Treasury note to a four year high in late-June. The Federal Reserve concluded its late-June meeting by raising the federal funds rate a quarter point to 5.25%, its 17th straight rate increase. Bond prices rallied following the Federal Reserve meeting, as the Federal Reserve's statement suggested that a pause in the current cycle of rate increases may be appropriate.

Long-term Treasury yields eased lower at the start of the third quarter of 2006, based on expectations of a cooling economy as reflected by the weaker than expected job growth in the June employment data. A flight to safety, amid violence in the Middle East, lifted bond prices in mid-July. Economic data showing economic growth slowing and comments from the Federal Reserve Chairman that slower economic growth was expected to reverse the rise in inflation sustained the bond rally through the end of July, with the yield on the 10-year Treasury note dipping below 5.0% in late-July. Weaker than expected job growth in July sustained the downward trend in long-term Treasury yields in the first week of August, as the yield on the 10-year Treasury note dipped to a four-month low of 4.90%. Long-term Treasury yields continued to ease lower into the second half of August, as the Federal Reserve left rates unchanged at 5.25%, its first pause after two years of steady increases. Modest increases in producer prices and core consumer prices for July, as well as weaker home sales in July, sustained the downward trend in long-term interest rates into late-August. After stabilizing in the first half of September, long-term Treasury yields trended lower during the balance of September amid signs of slower economic growth. The September meeting of the Federal Reserve concluded with no change in interest rates.

The rally in long-term Treasury bonds extended into early-October 2006, as the Federal Reserve Chairman suggested that the sinking housing market could slow economic growth in the U.S. Growing expectations that the Federal Reserve would leave rates unchanged at its next

meeting reversed the downward trend in interest rates heading into mid-October. As of October 16, 2006, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 3.06% and 4.16%, respectively, versus comparable year ago yields of 4.15% and 4.48%. Exhibit II-2 provides historical interest rate trends from 1995 through October 16, 2006.

Regional Economy

Since People's primary market area encompasses all of Connecticut's eight counties, statewide data can be examined to determine economic health and the factors that impact People's operations, competitive profile and ability to growth.

According to the Office of Federal Housing Enterprise Oversight, following two years of rapid gains, home prices in Connecticut increased more slowly during the first half of 2006, and this deceleration has been widespread, occurring across all of the larger cities in the state. Expectations are that this trend of slowing home price appreciation will continue in the near term. Although sale of existing homes have slowed during 2006, the sales volume remains high by historical standards.

Residential construction is slowing in Connecticut, consistent with trends being experienced in other New England states, based on information from the U.S. Census Bureau and the Federal Reserve Bank of Boston. Construction of single-family and multi-family housing units peaked in the fourth quarter of 2004. Since then housing permits have slowed, and have been most pronounced in single family residences, returning to levels more consistent with historical levels.

Commercial vacancy rates have shown signs of slight improvement across Connecticut's major markets. The Hartford and Fairfield County office markets are slowly recovering from the peak in vacancy rates during 2002 and 2003, based on data from Torto Wheaton Research. However, there is some evidence that the Fairfield County recovery has lost some momentum as net absorption has stalled. In comparison, net absorption in the Hartford market appears to remain modest. Office employment has been growing slowly in both of these markets, and neither market has recovered all the jobs lost during the last recession. Office rent has been increasing in line with the inflation rate.

Since 2003 and 2004, industrial market vacancies in Fairfield County have dropped to 12% from 17%, and rents have been increasing, according to Torto Wheaton Research. Similarly, vacancies in the Hartford industrial market have fallen from 14% to 11% from the cyclical low in 2003, and rents have remained little changed during this period.

Concentrations in commercial real estate and construction and development lending have increased at Connecticut institutions in recent years. But asset quality has appeared to remain strong in these higher risk loan areas.

Residential loan levels have continued to increase at Connecticut based financial institutions, and this strong growth may be masking any weakening trends in loan performance. Loan growth is expected to decelerate in the near term with the slowing of the region's housing markets. According to the FDIC, in terms of residential real estate loan delinquencies, past due loans have remained at relatively low levels, and compare very favorably to national levels.

Consistent with the U.S. employment data, service jobs represent the largest employment sector in Connecticut and the service sector has added the most jobs over the past few years. As shown in Table 2.2, wholesale/retail trade, government, and finance, insurance, and real estate comprised the other major employment sectors in Connecticut. From 2001 through 2003, the state of Connecticut experienced a slight decline in employment. Five of the primary market area counties experienced a contraction of jobs in either 2001 or 2002, reflecting the impact of the national recession in those markets. Jobs losses were primarily experienced in the northern Connecticut markets, while job growth was the strongest in New London County, in the southeast portion of Connecticut. In line with national and state trends, service jobs have generally been the primary source of job growth in the primary market area counties.

Table 2.2
People's Bank
Connecticut Employment Sectors (1)

Employment Sectors	% of Labor Force
Services	41.8%
Government	12.3
Wholesale/Retail Trade	14.4
Finance, insurance and real estate	11.1
Manufacturing	9.8
Construction	5.0
Transportation and warehousing	2.3
Information	2.1
Other	1.2
	100.0%

(1) As of 2003.

Source: Regional Economic Information System Bureau of Economic Analysis.

Recent unemployment data for the market area is shown in Table 2.3. The data indicates that the August 2006 unemployment rate of 4.5% for Connecticut was slightly below the comparable U.S. unemployment rate of 4.6%. Unemployment rates for both the state of Connecticut and the U.S. were lower in August 2006 compared to August 2005. August 2006 unemployment rates for the primary market area counties ranged from a low of 3.8% in Middlesex and Tolland Counties to a high of 5.0% in Windham County. Five of the eight counties had August 2006 unemployment rates that were lower than the comparable Connecticut unemployment rate. Consistent with trends in the national and state unemployment rates, all of the primary market area counties recorded lower unemployment rates for August 2006 compared to the year ago period.

Table 2.3
People's Bank
Market Area Unemployment Trends (1)

Region	August 2005 Unemployment	August 2006 Unemployment
United States	4.9%	4.6%
Connecticut	5.0	4.5
Fairfield County	4.4	4.0
Hartford County	5.3	4.9
Litchfield County	4.3	3.9
Middlesex County	4.3	3.8
New Haven County	5.3	4.9
New London County	4.5	4.1
Tolland County	4.1	3.8
Windham County	5.2	5.0

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

The Bank's retail deposit base is closely tied to the economic fortunes of the Connecticut economy and, in particular, the economies of the markets where the largest concentrations of People's branches are maintained. The four largest deposit markets in Connecticut, in descending order, are: (1) Hartford-West Hartford-East Hartford; (2) Bridgeport-Stamford-Norwalk; (3) New Haven-Milford; and (4) Norwich-New London. People's has a major presence in each of these markets. Table 2.4 displays deposit market trends from June 30, 2003 through June 30, 2006 for the branches maintained by People's during that period. Additional data is also presented for the state of Connecticut. The data indicates that deposit growth in all of the primary market area counties was positive for the three year period covered in Table 2.4. Similar to the state of Connecticut, commercial banks maintained a larger market share of deposits than savings institutions in four of the primary market area counties, although savings institutions maintained a larger market share of deposits in the four counties located in the eastern half of Connecticut.

Table 2.4
People's Bank
Market Area Deposit Summary

	As of June 30,					
	2003		2006		# of	Annual
	Deposits	Market Share	Deposits	Market Share	Branches As of 6/30/06	Growth Rate 2003-2006
	(Dollars in Thousands)					(%)
State of Connecticut	$ 69,985,952	100.0%	$ 79,183,891	100.0%	1,232	4.2%
Commercial Banks	40,088,654	57.3%	44,580,457	56.3%	596	3.6%
Savings Institutions	29,897,298	42.7%	34,603,434	43.7%	636	5.0%
People's Bank	8,838,444	12.6%	9,192,075	11.6%	158	1.3%
Fairfield County	$ 21,689,452	100.0%	$ 23,362,636	100.0%	369	2.5%
Commercial Banks	12,286,586	56.6%	12,671,847	54.2%	201	1.0%
Savings Institutions	9,402,866	43.4%	10,690,789	45.8%	168	4.4%
People's Bank	5,002,729	23.1%	5,089,256	21.8%	63	0.6%
Hartford County	$ 20,601,400	100.0%	$ 23,401,859	100.0%	279	4.3%
Commercial Banks	15,170,127	73.6%	16,590,221	70.9%	145	3.0%
Savings Institutions	5,431,273	26.4%	6,811,638	29.1%	134	7.8%
People's Bank	1,273,727	6.2%	1,433,358	6.1%	35	4.0%
Litchfield County	$ 3,613,578	100.0%	$ 3,842,993	100.0%	89	2.1%
Commercial Banks	1,829,322	50.6%	1,983,234	51.6%	42	2.7%
Savings Institutions	1,784,256	49.4%	1,859,759	48.4%	47	1.4%
People's Bank	163,396	4.5%	152,947	4.0%	6	-2.2%
Middlesex County	$ 2,713,581	100.0%	$ 3,054,832	100.0%	69	4.0%
Commercial Banks	621,748	22.9%	745,741	24.4%	25	6.2%
Savings Institutions	2,091,833	77.1%	2,309,091	75.6%	44	3.3%
People's Bank	210,220	7.7%	178,708	5.9%	4	-5.3%
New Haven County	$ 14,678,942	100.0%	$ 17,738,079	100.0%	263	6.5%
Commercial Banks	8,823,225	60.1%	11,188,255	63.1%	142	8.2%
Savings Institutions	5,855,717	39.9%	6,549,824	36.9%	121	3.8%
People's Bank	1,344,928	9.2%	1,520,607	8.6%	32	4.2%
New London County	$ 3,639,575	100.0%	$ 4,492,328	100.0%	87	7.3%
Commercial Banks	550,099	15.1%	605,662	13.5%	18	3.3%
Savings Institutions	3,089,476	84.9%	3,886,666	86.5%	69	8.0%
People's Bank	558,108	15.3%	553,062	12.3%	12	-0.3%
Tolland County	$ 1,776,273	100.0%	$ 1,928,760	100.0%	41	2.8%
Commercial Banks	318,736	17.9%	328,875	17.1%	9	1.0%
Savings Institutions	1,457,537	82.1%	1,599,885	82.9%	32	3.2%
People's Bank	176,386	9.9%	190,587	9.9%	4	2.6%
Windham County	$ 1,273,151	100.0%	$ 1,362,404	100.0%	35	2.3%
Commercial Banks	488,811	38.4%	466,622	34.2%	14	-1.5%
Savings Institutions	784,340	61.6%	895,782	65.8%	21	4.5%
People's Bank	108,950	8.6%	73,550	5.4%	2	-12.3%

Source: FDIC

People's largest holding of deposits was in Fairfield County, where the Bank's $5.1 billion of deposits represented a 21.8% market share of Fairfield County's bank and thrift deposits at June 30, 2006. Fairfield County was also where the Bank had its largest branch presence. The Bank's second largest holding of deposits was in New Haven County, with $1.5 billion of deposits constituting an 8.6% market share of New Haven County's bank and thrift deposits at June 30, 2006. However, the Bank's second largest market share of bank and thrift deposits was in New London County, with $553.1 million of deposits representing a 12.3% market share. Deposit growth was recorded by the Bank in four counties during the three year period covered in Table 2.4, but the Bank experienced a decline in deposit market share in seven of the counties served by its branches. The Bank's deposit market share in Tolland County did not change. From June 30, 2003 to June 30, 2006, the counties where the Bank's deposits did not increase were Litchfield, Middlesex, New London, and Windham.

<u>Competition</u>

The Bank faces notable competition in both deposit gathering and lending activities, as indicated by the high concentration of commercial banks and thrifts that maintain a branch presence in Connecticut. Securities firms, credit unions and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as People's. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services. In addition, the Bank competes with mortgage companies, independent mortgage brokers, and finance companies in originating mortgage loans. Exhibit II-3 ranks the banks and savings institutions that maintain a branch presence in the Bank's primary market area counties, based on deposit market share. As of June 30, 2006, the Bank maintained the largest share of bank and thrift deposits in Fairfield County and maintained the largest market share of thrift deposits in Hartford County.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of People's operations versus a group of comparable publicly-traded financial institutions (the "Peer Group") selected from the universe of all publicly-traded financial institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance. The basis of the pro forma market valuation of People's is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to People's, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance. In the case of identifying the appropriate Peer Group for People's, the selection criteria gave consideration to People's operating strategy and financial characteristics that were viewed as more comparable to certain publicly-traded commercial banks in its size class rather than thrifts in the same size class. Therefore, the selection criteria applied for the People's Peer Group included commercial banks as well as thrifts. Since the inclusion of commercial banks in the Peer Group is atypical, RP Financial sought and received prior authorization from the OTS to include an equal number of commercial banks as thrifts in the Peer Group. As will be demonstrated, the inclusion of these commercial banks results in a Peer Group composition that narrows the differences that naturally result in any Peer Group selection process relative to the converting thrift.

The Peer Group is comprised of only those publicly-traded thrifts and commercial banks whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since

the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions and commercial banks is included as Exhibit III-1. Exhibit III-2 provides financial and public market pricing characteristics of all fully-converted publicly-traded thrifts and commercial banks that are based in Connecticut.

Ideally, the initial Peer Group selected must have at least 10 members to comply with the regulatory valuation guidelines, and these members, to the extent possible, should be comprised of locally or regionally-based financial institutions with comparable resources, strategies and financial characteristics. Currently, there are approximately 127 fully-converted publicly-traded thrifts and 446 publicly-traded commercial banks nationally. As will be more fully addressed below, despite the number of publicly-traded commercial banks and thrifts, there are limitations in term of those that are locally-or regionally-based with comparable resources, strategies and financial characteristics, thereby an insufficient number of eligible members can be identified locally or regionally. Thus, the Peer Group composition is geographically diverse, and there are a number of differences in resources, strategies and financial characteristics relative to People's. Considerable effort has been expended to identify a group that is regarded highly comparable. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments are applied to account for such differences. Since People's will be a full public company upon completion of the offering, we could only consider only full public companies to be viable candidates for inclusion in the Peer Group. As a result, publicly-traded mutual holding companies were ineligible for consideration. Also, we excluded from consideration any member that has conducted an initial public offering within 12 months of the valuation as they have not had a full year of proceeds reinvestment.

From the universe of publicly-traded thrifts and commercial banks, we selected 12 institutions with characteristics similar to those of People's, consisting of six thrifts and six commercial banks. The selection process applied is first described below, and then each member is briefly described. One of the selection criteria was asset size, and we applied a broader asset

size for the thrift selection ($4 to $20 billion) than for the commercial bank selection ($11 to $20 billion), as there were fewer eligible thrifts in the narrower asset-size range and we sought to have an equal number of thrifts as commercial banks in the Peer Group. Another selection criteria applied was profitability (measured as return on average assets for the last 12 months), and we applied a lower minimum profitability threshold for the thrift selection (0.75%) than for the commercial bank selection (1.20%), as there were fewer thrifts meeting this criteria when coupled with the asset size criteria. In the selection process, we applied the following criteria in deriving the Peer Group for People's:

- Selection Criteria #1. Publicly-traded Connecticut thrift institutions with assets between $4 billion and $20 billion. New Alliance Bancshares, Inc., based in New Haven, Connecticut, was the only thrift that met this criteria. The only other fully-converted thrift based in Connecticut was New England Bancshares, Inc., but total assets were only $257 million.

- Selection Criteria #2. All publicly-traded thrifts located in the other states in the continental U.S. with assets between $4 billion and $20 billion, reporting a return on average assets greater than 0.75% for the last 12 months and maintaining 1-4 family loans less than 70% of total loans outstanding. The loan mix measure was important in that there are thrifts primarily emphasizing residential mortgage lending that otherwise would have met this criteria – but these thrifts specializing in residential mortgage lending were not considered comparable to People's given the differences in interest rate risk, credit risk and composition of earnings. Five thrifts met the applied criteria and all five were included in the Peer Group: Anchor BanCorp Wisconsin Inc., First Niagara Financial Group, Inc. of New York, MAF Bancorp, Inc. of Illinois, PFF Bancorp, Inc. of California and Provident Financial Services, Inc. of New Jersey.

- Selection Criteria #3. Publicly-traded Connecticut commercial banks with assets between $11 billion and $20 billion. Webster Financial Corporation, based in Waterbury, Connecticut, was the only commercial bank that met this selection criteria. There were four other publicly-traded commercial banks based in Connecticut, but their asset sizes ranged from $98 million to $559 million.

- Selection Criteria #4. Publicly-traded commercial banks located in the other states in the continental U.S. with assets between $11 billion and $20 billion, reporting a return on average assets greater than 1.2% and maintaining over 50 retail branches. It was necessary to apply a minimum threshold for the number of retail branches as some banks would have otherwise met this criteria except that they were banks specializing asset management or other distinct activities and thus they had unique balance sheet and earnings compositions and were not comparable to People's. Eight companies met the selection criteria applied but only five were included in the Peer Group: City National Corp. of California, Commerce Bancshares, Inc. of Missouri, Cullen/Frost Bankers, Inc. of Texas,

TCF Financial Corp. of Minnesota and Valley National Bancorp of New Jersey. The three companies not included in the Peer Group were BOK Financial Corp. of Oklahoma, Fulton Financial Corporation of Pennsylvania and Sky Financial Group, Inc. of Ohio. There were circumstances that led to the exclusion of the three of the initial candidates identified by these selection criteria. BOK Financial Corp. was excluded due to the high level of insider ownership, as approximately 67% of the shares were held by insiders and trading activity and stock pricing appears to be influenced by such ownership. Fulton Financial was excluded since the consolidated entity was comprised of 14 subsidiary banks, many of which maintained operations in semi-rural geographic markets. Sky Financial Group was excluded due to the just completed acquisition of a $3.5 billion mortgage company which is not reflected in the financial statements.

Table 3.1 shows the general characteristics of each of the 12 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and People's, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments to account for key differences. The following sections present a comparison of People's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- ***Anchor BanCorp Wisconsin Inc.*.** Anchor BanCorp is based in Madison, Wisconsin and is the largest thrift institution based in Wisconsin. Anchor BanCorp conducts business from the main office, 59 other full service branch offices and two loan origination offices. Areas of diversification for Anchor BanCorp include investment in real estate partnerships, which invest in real estate held for development and sale, and offering investments and credit life and disability insurance. At June 30, 2006, Anchor BanCorp had total assets of $4.4 billion, deposits of $3.2 billion and a tangible equity-to-assets ratio of 7.1%. For the 12 months ended June 30, 2006, Anchor BanCorp reported earnings of $43.8 million for a return on average assets of 1.04%. Anchor BanCorp had a market capitalization of $646.3 million at October 16, 2006.
- ***City National Corporation of California*.** City National is the bank holding company for City National Bank, which is the second largest independent commercial bank headquartered in California. City National provides banking and wealth management services through 58 offices in Southern California, the San Francisco Bay area and New York City. Revenues from wealth management,

Table 3.1
Peer Group of Publicly-Traded Thrifts and Banks
Market Pricing as of October 16, 2006(1)

Ticker	Company Name	City	State	Exchange	Region	Industry Type	Total Assets ($Mil)	IPO Date	1-4/ Loans (%)	CDs/ Deps. (%)	Market Cap. ($Mil.)	# of Branch Offices	States of Operation
PBCT	People's Bank (MHC) At September 30, 2006	Bridgeport	CT	NASDAQ	New England	Thrift	$10,612	07/06/1988	42.2%	39.2%	$5,783	156	CT
Peer Group													
ABCW	Anchor BanCorp Wisconsin Inc.	Madison	WI	NASDAQ	MidWest	Thrift	$4,357	07/16/1992	31.1%	64.9%	$646.3	60	WI
CYN	City National Corporation	Beverly Hills	CA	NYSE	West	Bank	14,477	NA	28.2%	16.7%	3,267.2	58	CA, NY
CBSH	Commerce Bancshares, Inc.	Kansas City	MO	NASDAQ	MidWest	Bank	14,273	08/04/1966	14.9%	29.7%	3,323.3	210	MO, KS, IL, NE
CFR	Cullen/Frost Bankers, Inc.	San Antonio	TX	NYSE	SouthWest	Bank	11,403	NA	1.6%	12.2%	3,242.7	108	TX
FNFG	First Niagara Financial Group, Inc.	Lockport	NY	NASDAQ	MidAtlantic	Thrift	8,107	01/21/2003	39.8%	39.5%	1,592.6	125	NY
MAFB	MAF Bancorp, Inc.	Clarendon Hills	IL	NASDAQ	MidWest	Thrift	11,450	01/12/1990	57.2%	50.5%	1,404.5	82	IL, WI
NAL	NewAlliance Bancshares, Inc.	New Haven	CT	NYSE	New England	Thrift	7,112	04/02/2004	50.5%	42.8%	1,690.8	71	CT
PFB	PFF Bancorp, Inc.	Rancho Cucamonga	CA	NYSE	West	Thrift	4,488	03/29/1996	37.7%	47.2%	842.2	30	CA
PFS	Provident Financial Services, Inc.	Jersey City	NJ	NYSE	MidAtlantic	Thrift	5,860	01/15/2003	45.2%	39.2%	1,218.4	77	NJ
TCB	TCF Financial Corporation	Wayzata	MN	NYSE	MidWest	Bank	14,198	NA	6.4%	24.8%	3,500.3	465	IL, MN, MI, CO, WI, IN
VLY	Valley National Bancorp	Wayne	NJ	NYSE	MidAtlantic	Bank	12,430	NA	25.1%	32.2%	3,023.6	167	NJ, NY
WBS	Webster Financial Corporation	Waterbury	CT	NYSE	New England	Bank	18,022	NA	58.9%	42.1%	2,498.1	179	CT, MA, RI, NY

(1) Closing prices as of October 16, 2006, Financial data as of June 30, 2006.
Source: SNL Financial, LC.

international services, cash management and other fees comprise approximately 25% of City National's total revenues. City National's investment advisory subsidiaries include nine majority-owned asset management firms and minority interests in two additional asset management firms. At June 30, 2006, City National had total assets of $14.5 billion, deposits of $12.0 billion and a tangible equity-to-assets ratio of 7.83%. For the 12 months ended June 30, 2006, City National reported earnings of $237.5 million for a return on average assets of 1.63%. City National had a market capitalization of $3.3 billion at October 16, 2006.

- ***Commerce Bancshares, Inc. of Missouri***. Commerce Bancshares owns three bank subsidiaries, which are headquartered in Missouri, Kansas and Nebraska. The Nebraska bank is limited in its activities to the issuance of credit cards. Commerce Bancshares is the largest bank holding company headquartered in Missouri and the Missouri bank comprises about 90% of Commerce Bancshares' total banking assets. Commerce Bancshares is managed in three operating segments: Consumer – includes a network of retail branches, consumer installment lending, personal mortgage banking, bank card activities, student lending, and discount brokerage services; Commercial – includes corporate lending, leasing, and international services, as well as business and government deposit and cash management services; and Money Management – includes traditional trust and estate tax planning services, and advisory and discretionary investment portfolio management services. The Money Management segment also manages Commerce Bancshares' family of proprietary mutual funds, which are available for sale to both trust and general retail customers. Fixed income investments are sold to individuals and institutional investors through the Capital Markets Group, which is also included in the Money Management segment. At June 30, 2006, Commerce Bancshares had total assets of $14.3 billion, deposits of $11.0 billion and a tangible equity-to-assets ratio of 9.33%. For the 12 months ended June 30, 2006, Commerce Bancshares reported earnings of $227.3 million for a return on average assets of 1.64%. Commerce Bancshares had a market capitalization of $3.3 billion at October 16, 2006.

- ***Cullen/Frost Bankers, Inc. of Texas***. Cullen/Frost is a bank holding company headquartered in San Antonio, Texas and serves 12 Texas markets through a network of 108 retail branches. Cullen/Frost offers commercial and consumer banking services, as well as trust and investment management, investment banking, insurance brokerage, leasing, asset-based lending, treasury management and item processing services. Cullen/Frost's operating objectives include expansion, diversification within its markets, growth of its fee-based income, and growth internally and through acquisitions of financial institutions, branches and financial services businesses. Cullen/Frost had total assets of $11.4 billion, deposits of $9.1 billion and a tangible equity-to-assets ratio of 6.83%. For the 12 months ended June 30, 2006, Cullen/Frost reported earnings of $182.6 million for a return on average assets of 1.67%. Cullen/Frost had a market capitalization of $3.2 billion at October 16, 2006.

- ***First Niagara Financial Group, Inc. of New York.*** First Niagara is a thrift holding company headquartered in Lockport, New York. First Niagara serves Upstate New York through a network of 125 retail branches, providing its customers with consumer and commercial banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, and consumer and commercial deposit products. First Niagara also offers insurance products and wealth management services. First Niagara completed a second-step conversion offering in January 2003. Since 1998, First Niagara has deployed the proceeds realized from an MHC offering completed in 1998 and the second-step conversion offering to implement its "Buy and Build" strategy, which has resulted in six whole-bank and eleven non-bank acquisitions as well as the opening of 16 de novo branches. At June 30, 2006, First Niagara had total assets of $8.1 billion, deposits of $5.6 billion and a tangible equity-to-assets ratio of 8.24%. For the 12 months ended June 30, 2006, First Niagara reported earnings of $95.1 million for a return on average assets of 1.18%. First Niagara had a market capitalization of $1.6 billion at October 16, 2006.

- ***MAF Bancorp Inc. of Illinois.*** MAF Bancorp is headquartered in Clarendon Hills, Illinois, and operates 82 branch offices in Illinois and Wisconsin. The Illinois franchise is comprised of 58 branches in the Chicago metropolitan area. The Wisconsin franchise is comprised of 24 branches in Milwaukee and Waukesha counties and portions of Ozaukee, Washington and Walworth counties. MAF Bancorp has grown its franchise through de novo branching, acquisitions of other financial institutions and branch acquisitions. MAF Bancorp has completed five acquisitions of other financial institutions since November 2001. As MAF Bancorp has grown, it has transitioned from a traditional savings and loan engaged primarily in 1-4 family lending to a more diversified community bank, servicing both consumer and business customers. In addition to a wide variety of deposit products, MAF Bancorp offers investment services and securities brokerage, general insurance services and other financial services targeted to individuals, families and small-to-medium sized businesses. At June 30, 2006, MAF Bancorp had total assets of $11.5 billion, deposits of $6.9 billion and a tangible equity-to-assets ratio of 5.70%. For the 12 months ended June 30, 2006, MAF Bancorp reported earnings of $104.9 million for a return on average assets of 0.97%. MAF Bancorp had a market capitalization of $1.4 billion at October 16, 2005.

- ***NewAlliance Bancshares, Inc.*** NewAlliance converted from mutual-to-stock form effective April 1, 2004. Simultaneous with the conversion, NewAlliance acquired two savings banks. Subsequent to the conversion, NewAlliance acquired a trust company and a commercial bank. NewAlliance maintains 71 branches in southwestern, central, south-central and southeastern Connecticut. NewAlliance's business philosophy is to operate as a community bank with local-decision making authority, providing a broad array of banking and financial services including investment management, trust and insurance services to retail and commercial business customers. At June 30, 2006, NewAlliance had total assets of $7.1 billion, deposits of $4.0 billion and a tangible equity-to-assets ratio of

7.85%. For the 12 months ended June 30, 2006, NewAlliance reported earnings of $47.2 million for a return on average assets of 0.71%. NewAlliance had a market capitalization of $1.7 billion at October 16, 2006.

- ***PFF Bancorp, Inc. of California***. PFF Bancorp is a diversified financial services company headquartered in Pomona, California, and operates 30 branches located throughout Southern California. In addition to traditional banking, PFF Bancorp's subsidiary activities include wealth management and advisory services to high net worth individuals and businesses, as well as providing financing and consulting services to home builders and land developers. PFF Bancorp also engages in the purchase of whole or participating interests in loans originated by other institutions that are primarily secured by California properties and, to a limited extent, other geographic areas throughout the country. At June 30, 2006, PFF Bancorp had total assets of $4.5 billion, deposits of $3.1 billion and a tangible equity-to-assets ratio of 8.35%. For the 12 months ended June 30, 2006, PFF Bancorp reported earnings of $55.1 million for a return on average assets of 1.33%. PFF Bancorp had a market capitalization of $842.2 million at October 16, 2006.

- ***Provident Financial Services, Inc. of New Jersey***. Provident Financial is headquartered in Jersey City, New Jersey and operates 77 branch offices in the state of New Jersey. Provident Financial converted from mutual-to-stock form effective January 15, 2003 and completed the acquisition of First Sentinel Bancorp, Inc. in July 2004. Provident has emphasized lending diversification into commercial real estate and commercial business loans, the acquisition and retention of core deposit accounts and increasing non-interest income. Growth of non-interest income revenues has been supported by emphasizing transaction accounts and by offering investment products, estate management and trust services. At June 30, 2006, Provident Financial had total assets of $5.9 billion, deposits of $3.9 billion and a tangible equity-to-assets ratio of 10.90%. For the 12 months ended June 30, 2006, Provident Financial reported earnings of $57.0 million for a return on average assets of 0.95%. Provident Financial had a market capitalization of $1.2 billion at October 16, 2006.

- ***TCF Financial Corporation of Minnesota***. TCF Financial is headquartered in Wayzata, Minnesota, and operates 465 branch offices in Minnesota, Illinois, Michigan, Wisconsin, Colorado and Indiana. Over half of the branches are supermarket branches. TCF Financial's core businesses include retail banking, commercial banking, small business banking, consumer lending, leasing and equipment finance, investments, securities brokerage and insurance services. The retail banking business includes traditional and supermarket branches, campus banking, ATMs and credit cards. Targeted new branch expansion is a key strategy for TCF Financial, as over 150 branches have been opened since January 1, 2000. Non-interest income is a significant source of revenue for TCF Financial, with checking accounts serving as the primary source of non-interest revenues. At June 30, 2006, TCF Financial had total assets of $14.2 billion, deposits of $9.6 billion and a tangible equity-to-assets ratio of 5.86%. For the 12

months ended June 30, 2006, TCF Financial reported earnings of $256.3 million for a return on average assets of 1.92%. TCF Financial had a market capitalization of $3.5 billion at October 16, 2005.

- ***Valley National Bancorp of New Jersey*.** Valley National is headquartered in Wayne, New Jersey and operates 167 branches in New Jersey and Manhattan. In addition to traditional banking products and services, activities conducted through Valley National's subsidiaries include a mortgage service company, a title insurance agency, asset management advisors, an all-line insurance agency, subsidiaries which hold, maintain and manage investment assets for Valley National, a subsidiary which owns and services auto loans, a subsidiary which specializes in asset-based lending, a subsidiary which offers both equipment leases and financing for general aviation aircraft, and a subsidiary which is a registered broker-deal. At June 30, 2006, Valley National had total assets of $12.4 billion, deposits of $8.6 billion and a tangible equity-to-assets ratio of 6.10%. For the 12 months ended June 30, 2006, Valley National reported earnings of $167.9 million for a return on average assets of 1.36%. Valley National had a market capitalization of $3.0 billion at October 16, 2006.

- ***Webster Financial Corporation of Connecticut*.** Webster Financial is the bank holding company for Webster Bank. Webster Bank provides commercial banking, retail banking, health savings accounts, consumer financing, mortgage banking, trust and investment services through 179 branch offices located in Connecticut, Massachusetts, Rhode Island and New York. In 2004, Webster Bank converted from a federal savings bank to a national bank charter. Webster Financial, through its various non-banking financial services subsidiaries, delivers financial services to individuals, families and businesses throughout southern New England and eastern New York, and equipment financing, asset-based lending, mortgage origination and insurance premium financing throughout the United States. At June 30, 2006, Webster Financial had total assets of $18.0 billion, deposits of $12.2 billion and a tangible equity-to-assets ratio of 5.48%. For the 12 months ended June 30, 2006, Webster Financial reported earnings of $179.1 million for a return on average assets of 1.01%. Webster Financial had a market capitalization of $2.5 billion at October 16, 2006.

In aggregate, the Peer Group's tangible equity level was below the average for all publicly-traded thrifts and approximated the average for all publicly-traded banks, while the Peer Group's ratios for return on average assets and return on average equity were above the comparable averages for all publicly-traded thrifts and all publicly-traded banks. Overall, the Peer Group's average price-to-tangible book ("P/TB") ratio and price/earnings ("P/E") multiple were above and slightly below the respective averages for all publicly-traded thrifts and all publicly-traded banks.

	All Publicly-Traded Thrifts(1)	***All-Publicly-Traded Banks***	***Peer Group***
Financial Characteristics (Averages)(2)			
Assets ($Mil)	$6,300	$18,882	$10,515
Tangible Equity/Assets (%)	8.88%	7.72%	7.82%
Return on Assets (%)	0.68	1.08	1.28
Return on Equity (%)	7.47	12.18	13.57
Pricing Ratios (Averages)(3)(4)			
Price/Earnings (x)	18.09x	17.52x	17.24x
Price/Tangible Book (%)	171.41%	251.09%	283.30%
Price/Assets (%)	14.30	17.91	20.57

(1) Includes only full stock thrifts (no MHCs).
(2) Financial characteristics include companies subject to a pending acquisition.
(3) Pricing ratios exclude companies subject to a pending acquisition.
(4) Based on market prices as of October 16, 2006.

Sources: Tables 3.2 and 4.4.

The companies selected for the Peer Group were relatively comparable to People's on average, and are considered to be the "best fit" Peer Group. While there are many similarities between People's and the Peer Group on average, there are some differences as well. The following comparative analysis highlights key similarities and differences relative to the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for People's and the Peer Group, reflecting balances as of September 30, 2006 and June 30, 2006 for the Bank and the Peer Group, respectively. On a reported basis, People's equity-to-assets ratio of 12.73% was above the Peer Group's average equity/assets ratio of 10.80%. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 11.74% and 7.82%, respectively. The wider differential in the tangible equity ratios reflects the higher proportion of goodwill and other intangible assets for the Peer Group on average than for People's. On a pro forma basis, People's equity and tangible equity ratios will be far in excess of the respective Peer Group average ratios. Both the Bank and the Peer Group currently maintain surpluses with respect to their respective regulatory capital requirements.

Table 3.2
Peer Group Balance Sheet Composition and Growth Rates
Comparable Institutions Analysis
As of June 30, 2006

Ticker	Company Name	Cash & Equiv/ Assets (%)	Inv. Sec./ Assets (%)	Net Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Equity/ Assets (%)	Tangible E/A (%)	Last Twelve Months - Growth: Assets (%)	Loans (%)	Deposits (%)	Equity (%)	IEA/ Assets (%)	IBL/ Assets (%)	Leverage Ratio(1) (%)	Risk-Based Capital Ratio(1) (%)
PBCT	People's Bank At September 30, 2006	5.05	1.90	85.85	84.61	1.15	12.73	11.86	(2.56)	9.64	(1.18)	6.60	92.80	85.76	11.80	16.19
	All Publicly Traded Thrifts (No MHCs)															
	Average	3.64	19.40	71.02	66.97	21.63	9.96	8.88	7.30	10.58	9.07	8.30	94.07	88.60	9.23	15.25
	Median	4.11	16.35	73.40	68.07	21.02	8.92	7.72	5.52	9.57	6.14	2.34	93.85	89.09	8.24	13.37
	All Publicly Traded Banks															
	Average	4.60	19.44	69.82	75.74	13.49	9.19	7.72	14.83	18.46	15.27	16.22	93.86	89.23	9.36	13.33
	Median	4.12	17.61	71.47	77.29	12.19	8.65	7.19	9.94	13.67	10.90	6.75	93.20	89.47	8.98	12.50
	Peer Group															
	Average	3.34	19.85	69.57	69.99	17.96	10.80	7.82	5.63	11.06	6.62	2.39	92.76	87.95	8.79	13.55
	Median	2.47	20.78	67.79	69.33	19.56	9.10	7.45	4.24	10.67	6.56	2.25	93.23	89.61	8.24	12.53
ABCW	Anchor BanCorp Wisconsin Inc.	2.74	8.30	85.29	72.92	18.16	7.49	7.07	5.32	9.57	7.82	3.51	96.33	91.08	7.99	10.53
CYN	City National Corporation	3.58	23.04	67.11	82.74	5.91	9.73	7.83	0.01	10.81	(1.43)	0.51	93.73	88.65	8.45	14.36
CBSH	Commerce Bancshares, Inc.	6.31	24.07	65.13	77.36	12.13	9.33	9.02	1.10	10.53	3.53	(3.25)	95.51	89.49	9.47	12.85
CFR	Cullen/Frost Bankers, Inc.	10.81	24.80	57.25	79.62	10.20	9.02	6.83	14.59	17.78	13.33	16.93	92.86	89.82	9.40	14.65
FNFG	First Niagara Financial Group, Inc.	1.94	16.25	68.46	69.69	12.22	16.79	8.24	1.56	10.37	7.63	(1.47)	86.65	81.91	7.92	12.65
MAFB	MAF Bancorp, Inc.	2.28	18.70	70.91	60.49	28.73	9.07	5.70	13.83	15.58	13.36	9.32	91.89	89.22	7.34	11.20
NAL	NewAlliance Bancshares, Inc.	2.69	35.45	51.91	55.60	24.61	18.68	12.43	7.85	15.97	4.88	(7.20)	90.05	80.21	13.61	23.91
PFB	PFF Bancorp, Inc.	1.20	7.98	88.54	69.77	20.96	8.37	8.35	13.03	14.21	12.87	9.80	97.72	90.73	8.31	10.90
PFS	Provident Financial Services, Inc.	1.77	22.65	64.01	67.10	14.48	17.47	10.90	(6.81)	1.93	(1.58)	(7.03)	88.43	81.58	11.59	17.04
TCB	TCF Financial Corporation	2.66	13.05	78.10	67.78	23.52	6.88	5.86	12.62	11.88	14.24	2.39	93.81	91.30	6.27	11.12
VLY	Valley National Bancorp	1.96	24.97	66.66	68.96	22.68	7.60	6.10	1.33	6.31	(0.65)	3.03	93.59	91.64	8.17	12.40
WBS	Webster Financial Corporation	2.15	18.91	71.43	67.79	21.94	9.13	5.48	3.15	7.81	5.50	2.11	92.49	89.73	6.91	11.01

(1) For OTS regulated thrift holding companies reflects subsidiary capital ratios and for bank holding companies reflects holding company consolidated ratios.

Sources: SNL Financial, LC., People's prospectus and RP Financial calculations.

The increase in People's pro forma equity position will be favorable from an interest rate risk perspective and in terms of posturing for future earnings growth as the net proceeds are reinvested and leveraged. At the same time, the Bank's higher pro forma capitalization will also initially depress return on equity ("ROE") well below the Peer Group average given the initial intended use of proceeds and current interest rates. The expansionary nature of the business plan is a positive factor with respect to the use the intended use of proceeds, however the execution risk, market environment and the time required to execute the plan to profitably leverage the pro forma equity suggest that the pro forma ROE will lag the Peer Group for the foreseeable future.

The interest-earning assets ("IEA") composition for the Bank and the Peer Group reflects a distinct difference in terms of the proportion of loans, as People's proportion of 85.85% considerably exceeds the Peer Group average ratio of 69.57%. Conversely, People's level of cash and investments equal to 6.95% of assets was much lower than the comparable Peer Group average of 23.19%. Overall, People's interest-earning assets amounted to 92.80% of assets, which approximated the Peer Group's average ratio of 92.76%. Both the Bank's and the Peer Group's IEA ratios exclude BOLI as an interest-earning asset. On a pro forma basis, since the proceeds will initially be invested into Federal funds or shorter term investment securities, the Bank's IEA composition will undergo considerable change, and the differentials of loans and cash investments relative to the Peer Group are expected to diminish.

People's funding liabilities currently reflects more of a deposit funding strategy, whereas the Peer Group is using borrowed funds to a greater extent, including wholesale leveraging and issuance of debt and trust preferred securities. In this regard, the Bank's deposits equaled 84.61% of assets, which exceeded the comparable Peer Group average of 69.99%. Conversely, borrowings accounted for a greater portion of the Peer Group's interest-bearing liabilities ("IBL") composition relative to the Bank – and as of the most recent period, borrowings-to-assets ratios averaged 17.96% for the Peer Group versus 1.15% for the Bank. Total IBL maintained as a percent of assets equaled 85.76% and 87.95% for People's and the Peer Group, respectively, reflecting the Bank's higher equity position. The IBL ratio will further decline for People's on a pro forma basis, as the equity increases and as there may be some deposit withdrawals to fund stock purchases in the offering.

A key measure of balance sheet strength for a financial institution is IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix. Presently, the Bank's IEA/IBL ratio of 108.2% is above the Peer Group's average ratio of 105.5%. The additional capital realized from stock proceeds will considerably increase People's IEA/IBL ratio, as the net proceeds realized from People's stock offering are expected to be reinvested into interest-earning assets and the increase in the Bank's equity position will result in a lower level of interest-bearing liabilities funding assets.

The growth rate section of Table 3.2 shows growth rates for key balance sheet items for the most recent 12 months. People's assets declined by 2.56%, versus asset growth of 5.63% for the Peer Group on average. The asset growth for the Peer Group was partially supported by acquisitions completed by four members of the Peer Group. Asset shrinkage for People's reflects two key strategies – first was the determination to limit the rate competition for deposits over the past year, and second was the recent balance sheet restructuring, in which proceeds realized from the sale of investment securities funded the pay down of borrowings and loan growth. Somewhat offsetting the reduction in People's investment portfolio was loan growth of 9.64%. The Peer Group's moderate asset growth was sustained by an 11.06% increase in loans. Investment proceeds also funded a 1.18% decline in People's deposits, while asset growth for the Peer Group was primarily funded by a 6.62% increase in deposits. People's future growth potential will be enhanced by the increased leverage capacity that will result from the infusion of net stock proceeds. The deposit growth rate for People's is expected to increase as a result of the de novo branching initiative in Westchester County and continued de novo branching in Connecticut.

Equity growth was stronger for the Bank in comparison to the Peer Group's average equity growth rate at 6.60% and 2.39%, respectively. In this regard, despite the Bank's lower return on assets and higher equity level, the Peer Group's lower equity growth rate reflected the greater combined impact of stock repurchases, dividend payments and adverse adjustment for available for sale securities.

Income and Expense Components

Table 3.3 shows comparative income statement measures for People's and the Peer Group, reflecting earnings for the most recent twelve months publicly available. People's and the Peer Group reported net income to average assets ratios of 1.10% and 1.28%, respectively. A lower level of operating expenses and net gains largely accounted for the Peer Group's higher return, which was somewhat offset by People's higher ratios for net interest income and non-interest operating income. These differences are described more fully below.

People's higher net interest income to average assets ratio (before provisions for loan losses) was realized through a lower interest expense ratio, which was partially offset by the Peer Group's higher interest income ratio. The Peer Group's higher interest income ratio was attributable to its higher yield on interest-earning assets (5.92% versus 5.67% for People's), despite the Peer Group's lower loans/assets ratio. Likewise, People's lower interest expense ratio was realized through maintaining a lower cost of funds than the Peer Group (1.98% for People's versus 2.63% for the Peer Group), given People's lower level of borrowed funds and lower IBL ratio to total assets (as described above), despite the similarity of CDs/deposits at 39.2% for the Bank and 36.8% for the Peer Group on average. Overall, People's and the Peer Group reported net interest income to average assets ratios of 3.48% and 3.38%, respectively.

The Peer Group's primary profitability advantage relative to the Peer Group was in its lower level of operating expenses than maintained by the Bank. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.23% and 2.78%, respectively (inclusive of the amortization and impairment of intangible assets). In general, the Bank's higher operating expense ratio is indicative of the higher staffing needs that result from greater diversification of operations into products and services that generate non-interest revenues. One other factor that appears to contribute to People's higher operating expense ratio is the higher concentration of loans to total assets, thus requiring greater staff for loan administration. Additionally, the less competitive deposit pricing strategy and lower utilization of borrowings places upward pressure on the Bank's operating expense ratio in contrast to the Peer Group that has engaged in greater wholesale leveraging. Specifically, People's maintained a ratio of assets per full time equivalent employee of $4.1 million, versus

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparative Institution Analysis
For the Twelve Months Ended June 30, 2006

Ticker	Company Name	Income Statement Ratios (% of Average Assets) Net Income (%)	Int. Income (%)	Int. Expense (%)	Net Int. Income (%)	Ln Loss Prov. (%)	Nonint. Income (%)	G&A Expense (%)	Gain/ Loss (%)	Intang. Amort. (%)	NI Before Taxes (%)	Inc. Taxes (%)	Extra-Ord. Items (%)	Tax Rate (%)	Efficiency Ratio(2) (%)	Last Twelve Months Yield on IEA (%)	Cost of IBL (%)	Yield/Cost Spread (%)	Assets/ Employee ($Mil.)
PBCT	People's Bank (1)	1.10%	5.18%	1.70%	3.48%	0.07%	1.57%	3.22%	(0.15%)	0.01%	1.60%	0.53%	0.02%	32.86%	63.76%	5.67%	1.98%	3.69%	$4,055
All Publicly Traded Thrifts (No MHCs)																			
Average		0.68%	5.56%	2.68%	2.89%	0.12%	0.75%	2.53%	0.09%	0.04%	1.05%	0.37%	0.00%	34.95%	69.51%	5.95%	3.12%	2.83%	$5,720
Median		0.73%	5.53%	2.70%	2.84%	0.08%	0.56%	2.43%	0.19%	0.00%	1.08%	0.34%	0.00%	31.78%	71.47%	5.92%	3.17%	2.75%	4,490
All Publicly Traded Banks																			
Average		1.08%	6.06%	2.40%	3.67%	0.18%	1.06%	3.01%	0.08%	0.03%	1.59%	0.51%	0.01%	32.38%	63.64%	6.59%	3.01%	3.58%	$4,311
Median		1.10%	5.93%	2.42%	3.51%	0.14%	0.86%	2.87%	0.25%	0.02%	1.60%	0.50%	0.00%	31.29%	65.68%	6.48%	3.03%	3.45%	3,750
Peer Group																			
Average		1.28%	5.42%	2.04%	3.38%	0.08%	1.39%	2.72%	0.04%	0.06%	1.95%	0.66%	0.00%	33.82%	57.02%	5.92%	2.63%	3.28%	$4,818
Median		1.26%	5.40%	2.00%	3.23%	0.08%	1.24%	2.47%	0.03%	0.04%	1.83%	0.66%	0.00%	33.24%	55.26%	5.86%	2.72%	3.20%	5,089
ABCW	Anchor BanCorp Wisconsin Inc.	1.04%	5.95%	2.76%	3.19%	0.12%	1.38%	2.76%	0.09%	0.00%	1.77%	0.73%	0.00%	41.13%	60.39%	6.25%	3.20%	3.05%	$5,025
CYN	City National Corporation	1.63%	5.36%	1.09%	4.27%	0.00%	1.51%	3.11%	0.00%	0.05%	2.62%	0.99%	0.00%	37.83%	53.81%	5.82%	1.69%	4.13%	5,467
CBSH	Commerce Bancshares, Inc.	1.64%	5.44%	1.80%	3.64%	0.22%	2.46%	3.68%	0.11%	0.00%	2.31%	0.67%	0.00%	28.83%	60.33%	5.82%	2.11%	3.71%	2,929
CFR	Cullen/Frost Bankers, Inc.	1.67%	5.52%	1.52%	4.00%	0.13%	2.15%	3.50%	0.00%	0.04%	2.47%	0.80%	0.00%	32.36%	56.91%	6.23%	2.52%	3.71%	3,181
FNFG	First Niagara Financial Grp, Inc.	1.18%	4.96%	1.82%	3.14%	0.10%	1.29%	2.35%	0.03%	0.16%	1.84%	0.66%	0.00%	35.76%	53.05%	5.76%	2.45%	3.31%	4,132
MAFB	MAF Bancorp, Inc.	0.97%	5.03%	2.58%	2.45%	0.03%	0.72%	1.72%	0.09%	0.03%	1.48%	0.50%	0.00%	34.11%	54.26%	5.52%	3.00%	2.52%	5,109
NAL	NewAlliance Bancshares, Inc.	0.71%	4.51%	1.89%	2.62%	0.01%	0.72%	2.06%	(0.05%)	0.14%	1.08%	0.37%	0.00%	34.32%	61.68%	5.12%	2.63%	2.49%	6,892
PFB	PFF Bancorp, Inc.	1.33%	6.79%	2.52%	4.27%	0.17%	0.58%	2.38%	0.03%	0.00%	2.33%	1.00%	0.00%	42.72%	49.07%	6.63%	2.96%	3.67%	6,064
PFS	Provident Financial Serv, Inc.	0.95%	4.63%	1.73%	2.90%	0.02%	0.51%	1.83%	(0.02%)	0.15%	1.38%	0.44%	0.00%	31.68%	53.67%	5.30%	2.38%	2.92%	6,562
TCB	TCF Financial Corporation	1.92%	6.05%	2.11%	3.94%	0.09%	3.57%	4.74%	0.09%	0.01%	2.76%	0.84%	0.00%	30.30%	63.12%	6.69%	2.89%	3.80%	1,909
VLY	Valley National Bancorp	1.36%	5.50%	2.24%	3.26%	0.06%	0.56%	1.95%	0.01%	0.00%	1.82%	0.45%	0.00%	24.87%	51.05%	5.90%	2.81%	3.09%	5,069
WBS	Webster Financial Corporation	1.01%	5.32%	2.42%	2.90%	0.05%	1.18%	2.55%	0.10%	0.10%	1.48%	0.47%	0.00%	31.89%	62.50%	5.95%	2.96%	2.99%	5,478

(1) People's Bank data for the twelve months ended September 30, 2006.
(2) Calculated as operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income.

Sources: SNL Financial, LC., People's prospectus and RP Financial calculations.

$4.8 million on average for the Peer Group. Finally, the Bank maintains a smaller average branch size than the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a financial institution's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank's earnings strength was less favorable than the Peer Group's. Expense coverage ratios for the last 12 months for People's and the Peer Group (on average) equaled 1.08x and 1.22x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income contributed more significantly to the Bank's profitability, with such income amounting to 1.57% and 1.39% of People's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in evaluating profitability along with net interest income and operating expenses, People's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 63.76% compared less favorably to the Peer Group's efficiency ratio of 57.02%. While the non-interest operating income diminished the Bank's comparative expense coverage disadvantage, the Bank's higher operating expenses were the key factor for its lower comparative earnings power relative to the Peer Group.

Loan loss provisions had a comparable impact on the Bank's and Peer Group's earnings, as loan loss provisions equaled 0.07% and 0.08% of average assets, respectively. The relatively minor impact of loan loss provisions on the profitability for both the Bank and the Peer Group were indicative of their respective generally favorable credit quality measures.

Gains from the sale of assets had a favorable impact on the Peer Group's profitability for the 12 month period shown in Table 3.3, whereas the Bank recorded a net loss for the last 12 months, primarily due to of the recent investment portfolio restructuring. Partially offsetting the Bank's restructuring loss were gains realized from the sale of branches and residential mortgage

loans. Overall, the Bank reported a net loss equal to 0.15% of average assets, versus net gains equal to 0.04% of average assets for the Peer Group on average. Typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and thus are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability, depending on the prevailing market environment. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given lesser consideration in developing core earnings for valuation purposes. In this appraisal, for both People's and the Peer Group, we have considered earnings and profitability before and after such net gains and losses.

Income from discontinued operations, which is included as part of extraordinary items, added 0.02% to the Bank's after-tax return on average assets. Comparatively, extraordinary items were not a factor in the Peer Group's earnings.

Taxes were a similar factor in the Bank's and the Peer Group's profitability, as People's and the Peer Group posted effective tax rates of 32.86% and 33.82%, respectively.

<u>Loan Composition</u>

Table 3.4 presents the most recent data related to the Bank's and the Peer Group's loan portfolio compositions, as well as data pertaining to investment in mortgage-backed securities, loans serviced for others and risk-weighted assets. The Bank's loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (34.81% of assets versus 40.54% for the Peer Group). The Peer Group's higher ratio was attributable to maintaining a higher concentration of mortgage-backed securities, as the Bank' ratio of 1-4 family permanent mortgage loans was higher than the Peer Group's. Whereas the Bank maintains a philosophy of selling 1-4 family fixed rates loans on a servicing-released basis, some of the Peer Group members are actively involved in selling loans on a servicing-retained basis. Average loans serviced for others equaled 7.73% of the Peer Group's average assets, while the Bank maintained loans serviced for others equal to 0.01% of assets. Average servicing intangibles equaled 0.05% of the Peer Group's average assets, while People's maintained a zero balance of servicing intangibles.

Table 3.4
Loan Portfolio Composition and Related Information
Comparative Institution Analysis
Data as of June 30, 2006

			Loan Composition (% of Assets)								
Ticker	Company Name	MBS/ Assets (%)	Const/Dev Lns/ Assets (%)	1-4 Fam Lns/ Assets (%)	Multi-, Comm RE, Farm Lns/Assets (%)	C & I Lns/ Assets (%)	Cons Loans/ Assets (%)	Oth Lns/Lse Assets (%)	Rsk-Wghtd Assets/Assets (%)	Loans Serv. for Others ($000)	MSRs/ Assets (%)
PBCT	People's Bank As of September 30, 2006	0.01%	7.09%	34.80%	11.61%	20.71%	12.35%	0.00%	76.33%	$60,900	0.00%
All Publicly Traded Thrifts (No MHCs)											
Average		10.35%	8.15%	32.50%	19.62%	4.63%	6.71%	0.18%	66.23%	1,532,478	0.20%
Median		8.60%	4.78%	31.14%	17.10%	3.27%	5.15%	0.00%	66.54%	59,479	0.03%
All Publicly Traded Banks											
Average		8.44%	11.92%	14.11%	23.78%	10.97%	7.45%	2.29%	77.32%	6,041,282	0.08%
Median		6.76%	9.65%	12.83%	22.66%	9.43%	6.11%	1.30%	78.42%	0	0.00%
Peer Group											
Average		13.91%	6.46%	26.63%	16.70%	10.43%	8.35%	1.57%	72.26%	812,345	0.05%
Median		13.49%	4.50%	30.97%	14.56%	7.60%	7.73%	0.28%	75.09%	262,601	0.02%
ABCW	Anchor BanCorp Wisconsin Inc.	5.89%	9.81%	24.90%	39.00%	4.81%	8.49%	0.00%	78.62%	2,921,505	0.15%
CYN	City National Corporation	16.60%	4.99%	19.12%	14.65%	22.68%	4.70%	1.65%	74.63%	0	0.00%
CBSH	Commerce Bancshares, Inc.	10.23%	4.41%	11.38%	13.12%	15.26%	17.16%	4.36%	79.27%	32,665	0.00%
CFR	Cullen/Frost Bankers, Inc.	20.95%	10.28%	4.25%	12.13%	24.53%	3.55%	2.75%	77.47%	0	0.00%
FNFG	First Niagara Financial Group, Inc.	9.60%	3.36%	31.14%	21.18%	8.49%	4.98%	0.00%	63.30%	398,603	0.03%
MAFB	MAF Bancorp, Inc.	12.88%	3.99%	41.99%	12.31%	1.68%	11.76%	0.00%	65.27%	3,264,335	0.19%
NAL	NewAlliance Bancshares, Inc.	28.22%	2.07%	30.81%	10.64%	4.52%	3.96%	0.19%	53.19%	278,901	0.04%
PFB	PFF Bancorp, Inc.	5.80%	22.58%	34.55%	20.36%	4.76%	6.96%	0.00%	83.68%	97,251	0.01%
PFS	Provident Financial Services, Inc.	15.71%	4.60%	34.55%	16.85%	3.51%	4.74%	0.13%	66.54%	246,300	0.02%
TCB	TCF Financial Corporation	12.43%	1.92%	34.95%	14.47%	6.70%	10.94%	8.88%	71.41%	0	0.00%
VLY	Valley National Bancorp	14.11%	4.15%	18.27%	18.65%	11.66%	14.01%	0.37%	75.54%	1,325,646	0.12%
WBS	Webster Financial Corporation	14.46%	5.40%	33.62%	7.08%	16.51%	8.97%	0.46%	78.22%	1,182,939	0.04%

Sources: SNL Financial, LC., People's prospectus and RP Financial calculations.

Diversification into higher risk types of lending was more significant for the Bank than for the Peer Group. Commercial business loans represented the most significant area of diversification for the Bank (20.71% of assets), followed by consumer loans (12.35% of assets) and commercial real estate loans (11.61% of assets). The Peer Group's lending diversification consisted primarily of commercial real estate/multi-family loans (16.70% of assets), followed by commercial business loans (10.43% of assets) and consumer loans (8.35% of assets). Construction and land development loans were a comparable area of lending diversification for the Bank (7.09% of assets) and the Peer Group (6.46% of assets). Consistent with the Bank's greater diversification into higher risk types of lending, as well as higher proportion of interest-earning assets maintained in loans, the Bank maintained a higher risk-weighted assets-to-assets ratio than the Peer Group (76.33% versus 72.26% for the Peer Group).

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, People's interest rate risk characteristics were considered to be slightly more favorable than the Peer Group's, as implied by the Bank's higher equity-to-assets and IEA/IBL ratios. The Bank and the Peer Group maintained comparable levels of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should serve to provide the Bank with more significant comparative advantages over the Peer Group's balance sheet interest rate risk characteristics, particularly with respect to the increases that will be realized in the Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for People's and the Peer Group. In general, the relative fluctuations in the Bank's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.5, People's and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level interest rate sensitive liabilities funding People's assets.

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2006 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
Ticker	Company Name	Tangible Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05
					(change in net interest income is annualized in basis points)					
PBCT	People's Bank As of September 30, 2006	11.86%	108.21%	7.20%	5	0	5	(1)	3	6
All Publicly Traded Thrifts (No MHCs)										
Average		8.88%	106.17%	5.93%	(3)	(3)	0	(4)	(2)	(1)
Median		7.72%	105.35%	6.15%	(4)	(2)	(1)	(3)	(3)	(1)
All Publicly Traded Banks										
Average		7.72%	105.19%	6.14%	(0)	(4)	3	3	3	(1)
Median		7.19%	104.17%	6.80%	0	(5)	2	2	3	(2)
Peer Group										
Average		7.82%	105.56%	7.25%	(2)	(4)	(2)	(2)	1	2
Median		7.45%	105.75%	6.78%	(2)	(3)	(3)	(4)	0	0
ABCW	Anchor BanCorp Wisconsin Inc.	7.07%	105.76%	3.67%	(12)	(2)	(2)	7	5	(11)
CYN	City National Corporation	7.83%	105.73%	6.27%	6	(31)	4	12	3	11
CBSH	Commerce Bancshares, Inc.	9.02%	106.73%	4.49%	6	(8)	10	(2)	18	(7)
CFR	Cullen/Frost Bankers, Inc.	6.83%	103.38%	7.14%	10	3	0	12	19	16
FNFG	First Niagara Financial Group, Inc.	8.24%	105.79%	13.35%	4	5	(3)	(8)	(3)	5
MAFB	MAF Bancorp, Inc.	5.70%	102.99%	8.11%	(9)	(6)	(13)	(11)	(8)	(3)
NAL	NewAlliance Bancshares, Inc.	12.43%	112.27%	9.95%	(16)	(2)	(3)	(5)	(5)	1
PFB	PFF Bancorp, Inc.	8.35%	107.70%	2.28%	(4)	(3)	12	2	1	14
PFS	Provident Financial Services, Inc.	10.90%	108.40%	11.57%	(1)	5	(4)	(3)	(5)	(1)
TCB	TCF Financial Corporation	5.86%	102.75%	6.19%	3	(10)	(10)	(8)	0	(2)
VLY	Valley National Bancorp	6.10%	102.13%	6.41%	(2)	(4)	(10)	(10)	(7)	(9)
WBS	Webster Financial Corporation	5.48%	103.08%	7.51%	(10)	2	(3)	(6)	0	5

Sources: SNL Financial, LC., People's prospectus and RP Financial calculations.

Credit Risk

Overall, the Bank's credit risk exposure generally appears to be comparable to the Peer Group's, based on their comparative ratios for non-performing assets and reserve coverage ratios. As shown in Table 3.6, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.22% of assets, which approximated the comparable Peer Group ratio of 0.28%. People's non-performing loans/loans ratio of 0.23% was also similar to the Peer Group ratio of 0.29%. People's maintained a comparable level of loss reserves as a percent of non-performing loans (355.76% versus 352.62% for the Peer Group), while the Peer Group maintained a higher level of reserves as percent of loans (1.00% versus 0.81% for the Bank). Net loan charge-offs were lower for the Bank, as net loan charge-offs posted by the Bank and the Peer Group equaled 0.07% and 0.14% of their respective loan balances.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of People's. Such general characteristics as asset size, equity position, IEA composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2006 or Most Recent Data Available

Ticker	Company Name	REO/ Assets (%)	NPAs + 90+/ Assets (%)	NPLs/ Loans (%)	Reserves/ Loans (%)	Reserves/ NPLs (%)	Reserves/ NPAs + 90 + (%)	LTM Net Chargeoffs ($000)	NCOs/ Loans (%)
PBCT	People's Bank As of September 30, 2006	0.02%	0.22%	0.23%	0.81%	355.76%	323.14%	$6,300	0.07%
All Publicly Traded Thrifts (No MHCs)									
Average		0.07%	0.45%	0.49%	1.10%	280.77%	256.97%	$23,060	0.15%
Median		0.02%	0.31%	0.34%	1.09%	186.20%	188.07%	$746	0.09%
All Publicly Traded Banks									
Average		0.06%	0.43%	0.46%	1.19%	338.70%	273.58%	$51,086	0.16%
Median		0.02%	0.31%	0.31%	1.16%	275.53%	213.72%	$822	0.10%
Peer Group									
Average		0.05%	0.28	0.29	1.00	352.62	274.10	$9,004	0.14
Median		0.01%	0.27	0.29	0.98	270.41	242.37	$6,894	0.08
ABCW	Anchor BanCorp Wisconsin Inc.	0.07%	0.43	0.42	0.42	98.77	83.01	$15,736	0.44
CYN	City National Corporation	0.00%	0.10	0.15	1.60	NM	NM	(11,655)	(0.12)
CBSH	Commerce Bancshares, Inc.	0.01%	0.22	0.15	1.37	907.42	412.56	32,000	0.36
CFR	Cullen/Frost Bankers, Inc.	0.06%	0.39	0.47	1.30	277.55	190.10	11,824	0.19
FNFG	First Niagara Financial Grp, Inc.	0.01%	0.23	0.32	1.30	424.36	391.33	8,210	0.15
MAFB	MAF Bancorp, Inc.	0.02%	0.39	0.52	0.50	95.81	91.28	3,660	0.05
NAL	NewAlliance Bancshares, Inc.	0.00%	0.14	0.26	1.02	392.82	392.82	847	0.03
PFB	PFF Bancorp, Inc.	0.19%	0.22	0.03	0.94	NM	386.43	2,429	0.07
PFS	Provident Financial Serv, Inc.	0.01%	0.10	0.15	0.86	569.68	524.81	2,418	0.07
TCB	TCF Financial Corporation	0.18%	0.41	0.23	0.53	235.66	101.80	28,795	0.28
VLY	Valley National Bancorp	0.01%	0.31	0.35	0.91	260.89	198.59	6,437	0.08
WBS	Webster Financial Corporation	0.01%	0.36	0.46	1.20	263.26	242.37	7,351	0.06

Sources: SNL Financial, LC., People's prospectus and RP Financial calculations.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, particularly second step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in

People's operations and financial condition; (2) monitor People's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings, particularly second step conversions (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all financial institutions. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift and bank stocks, including People's value, or People's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift and bank stocks, including the market for new issues (particularly thrift issues), to assess the impact on value of People's coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, equity, asset composition, credit risk profile, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial conditions are noted as follows:

- Overall Asset/Liability Composition. Although loans funded by retail deposits were the primary components of the Bank's and Peer Group's balance sheets, the earlier section highlighted some key differences. The Bank's IEA composition exhibited a higher concentration of loans and a greater degree of diversification into higher risk types of loans. Overall, while the Bank and the Peer Group maintained similar concentrations of assets in interest-earning assets, the Bank maintained a higher risk-weighted assets ratio than the Peer Group. The Bank's funding composition reflected a higher level of deposits and a lower level of borrowings relative to the comparable Peer Group measures. As a percent of assets, the Bank maintained a lower level of interest-bearing liabilities compared to the Peer Group given its higher equity ratio. The Bank maintained a higher IEA/IBL ratio of 108.2%, versus 105.5% for the Peer Group on average. The anticipated use of proceeds should further improve the Bank's IEA/IBL ratio. On balance, RP Financial concluded that asset/liability composition was a positive factor contributing to the slight upward adjustment for financial condition.

- Credit Risk Profile. In comparison to the Peer Group, the Bank maintained comparable non-performing loans and non-performing assets ratios. Loss reserves maintained as a percent of non-performing loans were also comparable for the Bank and the Peer Group, while the Peer Group maintained higher loss reserves as a percent of loans. Net loan charge-offs were higher for the Peer Group. As noted above, the Bank has a slightly higher credit risk profile, reflecting its higher loans-to-assets ratio and more significant diversification into higher risk types of lending. On balance, this was a neutral factor in the slight upward adjustment for financial condition.

- Balance Sheet Liquidity. For the most recent period, the Bank maintained a lower level of cash and investment securities relative to the Peer Group. Following the infusion of stock proceeds, the Bank's cash and investments ratio is expected to increase significantly as the proceeds will be initially retained in cash equivalent instruments such as Federal funds. The Bank's future borrowing capacity was considered to be greater than the Peer Group's, based on its current lower utilization of borrowings and greater pro forma leverage capacity. Overall, RP Financial concluded that balance sheet liquidity, on a pro forma basis, was a positive factor contributing to the slight upward adjustment for financial condition.

- Funding Liabilities. The Bank's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios. Furthermore, the Bank maintained a lower level of interest-bearing liabilities and a lower cost of funds than the Peer Group. Following the stock offering, the increase in the Bank's equity position should serve to reduce the level of interest-bearing liabilities funding assets to a ratio that is significantly less than the Peer Group's ratio. Overall, RP Financial concluded that this was a positive factor contributing to the slight upward adjustment for financial condition.

- Equity. The Bank operates with a higher pre-conversion tangible equity ratio than the Peer Group, 11.9% and 7.8% of assets, respectively. Accordingly, following the second-step offering, People's pro forma tangible equity position will be well above the Peer Group's tangible equity ratio. The Bank's higher pro forma tangible equity position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Bank's more significant tangible equity surplus will depress ROE from current levels and position it at a comparative disadvantage to the Peer Group. Overall, RP Financial concluded that the Bank's higher pro forma tangible equity position contributed to the slight upward adjustment for financial condition.

On balance, a slight upward adjustment was determined to be appropriate for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors pertaining to profitability, growth and viability of earnings are described below.

- Reported Profitability. The Peer Group reported higher earnings than the Bank on a return on average assets ("ROAA") basis (1.28% of average assets versus 1.10% for the Bank). A lower level of operating expenses and net gains supported the Peer Group's higher return, which was partially offset by the Bank's higher levels of net interest income and non-interest operating income. Reinvestment of the net conversion proceeds into interest-earning assets will increase the Bank's profitability, after taking into account the additional expenses related to the new stock benefit plans that will be implemented in connection with or after the second-step offering (6.0% ESOP, 4.0% RRP and 10.0% stock options). After factoring in the pro forma

impact of the conversion in reported profitability, this was a neutral factor for the no adjustment applied for profitability growth and viability of earnings.

- Core Profitability. Both the Bank's and the Peer Group's profitability were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In this regard, the Bank operated with a slightly higher net interest margin, a higher level of non-interest operating income and a higher operating expense ratio. The Bank's higher net interest income ratio and higher operating expense ratio translated into a lower expense coverage ratio (1.08x versus 1.22x for the Peer Group). Similarly, the Bank's efficiency ratio of 63.8% was less favorable than the Peer Group's efficiency ratio of 57.0%, as the Peer Group's lower operating expense ratio more than offset the Bank's higher net interest income ratio and higher non-interest operating income ratio. The reinvestment of the proceeds should diminish the Bank's comparative disadvantage in terms of expense coverage ratio and efficiency ratio. Loss provisions and taxes were comparable factors in the Bank's and the Peer Group's profitability. Overall, incorporating the expected earnings benefit the Bank should realize from the redeployment of stock proceeds into interest-earning assets, we concluded that core profitability was a neutral factor for the no adjustment applied for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated the degree of volatility associated with the Bank's and the Peer Group's net interest margins were relatively comparable. Other measures of interest rate risk, such as capital, IEA/IBL and non-interest earnings assets ratios, were generally more favorable for the Bank, thereby indicating that the Bank maintained a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Bank's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus, provide the Bank with more significant comparative advantages relative to the Peer Group's balance sheet ratios. On balance, RP Financial concluded that pro forma interest rate risk was a positive factor in the no adjustment applied for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a comparable factor in the Bank's and the Peer Group's earnings. In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was greater for the Bank and the Bank maintained a higher concentration of assets in loans. The Bank's and the Peer Group's credit quality measures indicated comparable ratios for non-performing loans and non-performing assets. Reserve coverage ratios were comparable for the Bank and the Peer Group as a percent of non-performing loans, while the Peer Group maintained a slightly higher level of reserves as a percent of loans. The Peer Group reported a slightly higher level of net charge-offs than Bank. Overall, RP Financial

concluded that this was a neutral factor for the no adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to increasing earnings through leverage. Secondly, the Bank's balance sheet restructuring has facilitated expansion of the net interest margin, while thrifts and banks in general have been experiencing net interest margin compression as the result of the flat yield curve. Lastly, the Bank's higher earnings contribution from non-interest revenue sources provides greater earnings growth potential and sustainability of earnings when net interest income ratios come under pressure as the result of unfavorable changes in interest rates. Overall, the Bank's earnings growth potential appears to be slightly more favorable than the Peer Group's, and, thus, we considered this to be a positive factor in our no adjustment applied for profitability, growth and viability of earnings.

- Return on Equity. As the result of the Bank's significantly higher pro forma equity position and the expected reinvestment of the proceeds, the Bank's return on equity will initially be well below the comparable average for the Peer Group. In view of the lower equity growth rate that will be imposed by People's lower return on equity, we considered this a negative factor in concluding with our no adjustment applied for profitability, growth and viability of earnings.

Overall, the negative adjustment applied for the Bank's lower pro forma ROE negated the positive adjustments applied for the Bank's interest rate risk and earnings growth potential. Accordingly, on balance, we believe no valuation adjustment was warranted for profitability, growth and viability of earnings.

3. Asset Growth

The Peer Group recorded stronger asset growth than the Bank, as the Bank experienced a slight decline in assets as the result of the deposit pricing strategy implemented in recent months and the balance sheet restructuring in which proceeds realized from the sale investment securities funded the pay down of borrowings. In addition, loan growth was slightly stronger for the Peer Group. On a pro forma basis, the Bank's tangible equity-to-assets ratio will be well above the Peer Group's ratio, indicating greater leverage capacity for the Bank. The Bank's post-conversion business plan is to leverage pro forma capital through a combination of organic growth and complementary acquisitions. Given the uncertainty associated with de novo

branching and acquisition related growth, the Bank's ability to leverage capital in a timely and effective manner involves a certain degree of execution risk. Accordingly, on balance, we believe no valuation adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The Bank maintains a statewide presence in Connecticut, with branch concentrations in the more densely populated counties of Fairfield, New Haven and Hartford. Overall, Connecticut's population growth has lagged the U.S. population growth rate, reflecting a general trend of slower growth occurring in densely populated markets throughout the Northeast Corridor. The primary market area has a fairly diversified economy, with income measures well above national averages particularly in the very affluent Fairfield County market area. In general, Connecticut's economy has grown along with the national economy during recent years, as implied by the lower unemployment rates that have been experienced in the primary market area counties. While the Bank's lending activities are concentrated in Connecticut, the commercial loan portfolio is geographically diversified; thereby, potentially limiting the credit risk exposure that may result from an economic downturn in a particular regional market of the nation. Competition faced by the Bank for deposits and loans is significant, which includes other locally-based banks and savings institutions, as well as regional and super regional banks.

One of the principal factors considered in the selection criteria for the Peer Group companies was to select similarly asset sized companies that maintain a regional presence similar to People's This objective was achieved in the 12 companies that were identified for the Peer Group, as the large majority of the companies maintain a regional presence that encompasses large metropolitan areas that tend to be exposed to trends in the national economy and competitive forces consistent with the markets served by People's. Given the general similarities of the markets served by the Peer Group companies with the Bank's primary market area, we concluded that no adjustment was appropriate for the Bank's market area.

5. Dividends

People's has indicated its intention to pay dividends in an amount such that current minority shareholders of People's will continue to receive the same total cash dividend payment, with the per share dividend amount adjusted for the exchange ratio in the conversion. At the current midpoint valuation, the annual dividend payment would equal $0.56 per share, providing a yield of 2.80% based on the $20.00 per share initial offering price. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All 12 of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.56% to 3.44%. The average dividend yield on the stocks of the Peer Group institutions was 2.43% as of October 16, 2005, representing an average payout ratio of 40.6% of earnings. As of October 16, 2006, the average dividend yields for all-publicly-traded thrifts and all publicly-traded banks equaled 2.26% and 1.98%, respectively, with average payout ratios of 37.7% for all publicly-traded thrifts and 29.3% for all publicly-traded banks.

The Bank's indicated dividend policy provides for a slightly higher yield at the midpoint valuation compared to the Peer Group's average dividend yield, while the Bank's implied payout ratio of 80.0% of pro forma earnings at the midpoint value is well above the Peer Group's payout ratio. At the same time, the Bank's ability to maintain a higher payout ratio will be supported by its higher pro forma capital position. Accordingly, on balance, we concluded that no adjustment was warranted for purposes of the Bank's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group companies trade on the New York Stock Exchange ("NYSE") and the remaining four companies trade on the NASDAQ Global Select Market ("NASDAQ"). Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalizations of the Peer Group companies ranged from $646 million to $3.5 billion as of October 16, 2006, with average

and median market values of $2.2 billion and $2.1 billion, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 21.9 million to 131.0 million, with average and median shares outstanding of 69.7 million and 60.7 million, respectively. The Bank's pro forma market value and shares outstanding will be above the respective Peer Group ranges. The Bank's stock will continue to be quoted on the NASDAQ. Overall, in light of the Bank's greater pro forma market capitalization and shares outstanding, we concluded that a slight upward adjustment was appropriate for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as People's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift and bank franchises in Connecticut; and (D) the market for the public stock of People's. We also took into consideration the relatively large size of this offering with respect to the U.S. equities market over the last 10 years. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift and bank stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts and bank. In general, thrift and bank stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Inflation fears pushed stocks lower at the start of the fourth quarter of 2005, as comments from the Federal Reserve suggested that the central bank was worried about inflation and was likely to keep raising rates. The Dow Jones Industrial Average ("DJIA") dropped to a five-month low in mid-October, reflecting concerns that high oil prices would depress consumer spending. Mixed results for third quarter earnings and inflation worries translated into an uneven trading market through the end of October. Optimism that a strong economy would produce a year-end rally provided a lift to the broader stock market in early-November. Lower bond yields and oil prices helped to extend the rally through mid-November. The DJIA approached a four and one-half year high in late-November, as the Federal Reserve hinted that the cycle of rate increases could be approaching an end. Stocks fluctuated in first half of December, as strong economic news and higher oil prices renewed concerns about inflation and rising interest rates. Acquisitions in the technology and pharmaceutical industries, along with some positive economic news showing a dip in unemployment claims and strong third quarter GDP growth, provided a boost to the broader stock market heading into late-December. However, the gains were not sustained through the end of the year, as higher oil prices, inflation concerns and the inversion of the yield curve pulled stocks lower in late-December.

The broader stock market rallied higher at the start of 2006 on indications that the Federal Reserve was nearing an end to the current cycle of rate increases. In the second week of January, the DJIA closed above 11000 for the first time since before September 11, 2001. Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable goods and lower than expected unemployment. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. Some favorable economic data, which included a surge in January retail sales and only a slight rise in core consumer prices for January, supported gains in the broader stock market heading into late-February. Major indexes approached multi-year highs in late-February, before faltering at the

end of February on economic data showing a decline in consumer confidence and the housing market slowing down. However, in early-March 2006, stocks trended lower on concerns that rising global interest rates would hurt corporate profits. Stocks rebounded in mid-March, as economic data showing steady economic growth and little consumer inflation helped to lift the DJIA to a four and one-half year high. Stocks trended lower at the close of the first quarter on interest rate worries, as the Federal Reserve lifted rates another quarter point and hinted at more increases to come.

The broader stock market traded up at the start of the second quarter of 2006, reflecting optimism about first quarter earnings and that tame inflation would bring an end to rate increases by the Federal Reserve. Higher oil prices curbed the positive trend in stocks during mid-April, which was followed by the biggest gain of the year for the DJIA. The release of the minutes from the Federal Reserve's March meeting, which signaled that the Federal Reserve was about to stop raising rates served as the catalyst to the rally. Stocks generally edged higher through the end of April, as investors focused on strong first quarter earnings reports by a number of blue chip stocks. However, the positive trend was somewhat subdued by new inflation fears resulting from March economic data. Lower oil prices and a strong retail sales report for April helped to lift the DJIA to a six year high in early-May. Stocks traded flat on news of another rate increase by the Federal Reserve, which was followed by a sharp sell-off in mid-May as a larger than expected rise in April consumer prices sparked inflation fears. An upward revision to first quarter GDP growth provided a boost to stocks heading into late-May, but the rally was cut short as a drop in consumer-confidence numbers for May and concerns of slower economic growth hurting corporate profits spurred another sell-off in late-May. Despite closing up on the last day of May, the month of May was the worst monthly performance for the DJIA in eleven months.

The down turn in the broader stock market continued during the first part of June 2006, as stocks tumbled after an inflation warning by the Federal Reserve Chairman stoked fears of future rate increases. Comparatively, stocks rallied in mid-June following reassuring inflation comments by the Federal Reserve Chairman. Higher interest rates dampened the rally ahead of the Federal Reserve meeting in late-June. Stocks surged higher following the Federal Reserve

meeting in late-June, as comments from the Federal Reserve served to calm inflation worries and raised expectations of an end to the current cycle of rate increases.

Geopolitical turmoil and higher oil prices pulled stocks lower at the start of the third quarter of 2006. The broader stock market rallied briefly in mid-July on comments from the Federal Reserve that hinted at the possibility of a pause in the current cycle of rate increases and some favorable second quarter earnings reports. After trading in a narrow range during late-July and early-August, stocks retreated following the Federal Reserve meeting in August. While the Federal Reserve left rates unchanged, stocks declined on concerns of an economic slow down. Favorable inflation data reflected in wholesale and retail prices for July provided a boost to stocks in mid-August. Stocks traded in a narrow range before strengthening at the end of August, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%. The DJIA moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve's decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter.

The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 market. As an indication of the general trends in the nation's stock markets over the past year, as of October 16, 2006, the DJIA closed at 11980.60 an increase of 15.8% from one year ago and an increase of 11.8% year-to-date, and the NASDAQ closed at 2363.84 an increase of 14.2% from one year ago and an increase of 7.2% year-to-date. The Standard & Poors 500 Index closed at 1369.05 on October 16, 2006, an increase of 15.0% from one year ago and an increase of 9.7% year-to-date.

The market for thrift and bank stocks has been mixed as well during the past 12 months, but, in general, thrift and bank issues have paralleled trends in the broader market. Thrift and bank stocks retreated at the beginning of the fourth quarter of 2005 on concerns about higher interest rates and inflation. Mixed earnings reports and shareholder activism at Sovereign

Bancorp produced a choppy trading market for the thrift and bank sector heading into late-October. Some positive macroeconomic news, which included a rise in consumer spending, helped to initiate a rally in thrift and bank stocks at the end of October. Strength in the broader stock market and merger speculation helped to fuel gains for thrift and bank stocks through much of November. Thrift and bank issues generally eased lower during early-December, reflecting concerns about higher interest rates and the strength of the housing market. Signals from the Federal Reserve that it could stop raising rates sometime in 2006 and easing inflation fears on lower than expected revised third quarter GDP growth lifted thrift and bank stocks going into late-December. However, weakness in the broader market and an inverted yield curve pressured thrift and bank stocks lower at year end.

Thrift and bank stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift and bank stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin compression. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift and bank stocks in late-January 2006, followed by a downward move in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward trend in thrift and bank stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. Thrift and bank stocks strengthened along with the broader market heading into late-February, as mortgage lenders benefited from inflation data that showed only a small rise in core consumer prices for January and news that housing starts surged in January. Comparatively, reports of declining home sales, lower consumer confidence and higher oil prices depressed thrift and bank stocks at the end of February and the first week of March. Thrift and bank stocks rebounded in conjunction with the broader market in mid-March 2006, as interest rate sensitive issues benefited from tame inflation data reflected in the February consumer price index. The proposed acquisition of North Fork Bancorp by Capital One helped to further the advance in thrift and bank stocks, particularly in the Northeast. Higher

interest rates pushed thrift and bank stocks lower in late-March, particularly after the Federal Reserve increased rates another quarter point and indicated that more rate increases were likely.

Thrift and bank issues traded in a narrow range during the first half of April 2006, in which mixed earnings reports and concerns about interest rates and inflation provided for an uneven trading market. Thrift and bank stocks spiked higher in conjunction with the broader market heading in to the second half of April, as investors reacted favorably to news that the Federal Reserve was contemplating an end to rate increases during its March meeting. The rally in thrift and bank stocks was short-lived, with renewed concerns about interest rates and inflation providing for a modest pull back in thrift and bank stocks during late-April. However, thrift and bank stocks rebounded at the end of April, as comments from the Federal Reserve Chairman fueled speculation that the current cycle of Federal Reserve rate hikes may be nearing an end.

Strength in the broader market sustained a rally in thrift and bank stocks during early-May. Higher interest rates, weakness in the broader market and a drop in consumer confidence pushed thrift and bank stocks lower in mid-May. Inflation fears continued the slide in thrift and bank stocks in late-May, although thrift and bank stocks closed out May advancing in conjunction with the broader market. Inflation fears, sparked by comments from the Federal Reserve Chairman, pulled thrift and bank stocks lower along with the broader market in early-June. Acquisition speculation helped thrift and bank stocks to stabilize ahead of the broader market heading into mid-June. Interest rate concerns weighed on thrift and bank stocks in mid-June, although thrift and bank stocks moved higher following comments from the Federal Reserve Chairman that eased inflationary concerns. Thrift and bank stocks traded in a narrow range ahead of the Federal Reserve meeting in late-June and then rallied strongly following statements from the Federal Reserve that hinted at the possibility of taking a break from raising interest rates further.

Activity in thrift and bank stocks was neutral at the beginning of the third quarter of 2006, which was followed by a downturn in thrift and bank stocks along with the broader market in mid-July. Comments from the Federal Reserve indicating expectations of inflation moderating and some positive second quarter earnings sparked a brief rally in thrift and bank stocks, which was followed by a pull back in late-July. Earnings falling short of expectations due to margin compression contributed to the sell-off in thrift and bank stocks. Thrift and bank

stocks bounced higher in early-August, as July employment data provided signs of a slowing economy and increased expectations that the Federal Reserve would stop raising rates. Mortgage data showing a drop in loan fundings reversed the positive trend in thrift and bank stocks heading into mid-August, which was followed by an upturn in mid-August as thrift and bank stocks participated in the broader market rally that was powered by favorable inflation data. Thrift and bank stocks trended lower in late-August, reflecting concerns of a slowdown in housing. A favorable August employment report provided a boost to the thrift and bank sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift and bank stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Bank and thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift and bank stocks into mid-October. On October 16, 2006, the SNL Index for all publicly-traded thrifts closed at 1,766.0 an increase of 19.3% from one year ago and an increase of 9.3% year-to-date. The SNL Index for all publicly-traded banks closed at 639.6 on October 16, 2006, an increase of 18.5% from one year ago and an increase of 9.8% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift issues in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of

a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed over the past year have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. As shown in Table 4.1, one standard conversion, one second-step conversions and two mutual holding company offerings were completed during the past three months. The second-step conversion offering is considered to be more relevant for our analysis, which was completed by Liberty Bancorp, Inc. on July 24, 2006. In general, second-step conversions tend to be priced (and trade in the aftermarket) at higher P/B ratios than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Liberty Bancorp's offering was completed at the midpoint of the offering range, with a 59% offering raising gross proceeds of $28.1 million. Liberty Bancorp's pro forma price/tangible book ratio at the closing value equaled 101.4% and pro forma core price/earnings ratio at the closing value equaled 26.8 times. Liberty Bancorp's stock price increased by 1.0% after one week of trading and increased by 0.4% through October 16, 2006.

As shown in Table 4.2, there have been five second-step conversion offerings completed by institutions with assets over $1 billion since January 21, 2003. On average, the closing pro forma price/tangible book ratio of those second-step conversions equaled 141.1% and reflected price appreciation of 11.0% after one week of trading as fully-converted companies. It should be noted that the average price/tangible book ratio was influenced by simultaneous acquisitions that were completed in connection with three of the second-step offerings, which resulted in comparatively higher price/tangible book ratios due to the intangible assets that were created in those respective acquisitions. The median pro forma price/tangible book ratio of the five large second-step conversions equaled 124.8% at closing.

The most recent large second-step offering was completed by Hudson City Bancorp on June 7, 2005 and that offering is also viewed as most comparable to People's

Table 4.1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans					Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 10/16/06 ($)	% Change (%)
Standard Conversions																																
Chicopee Bancorp, Inc.,* MA	7/20/06	CBNK-NASDAQ	$ 390	11.25%	0.20%	350%	$ 68.9	100%	97%	2.4%	S	8.0%	8.0%	4.0%	10.0%	3.1%	0.00%	71.3%	41.9x	16.5%	0.4%	23.2%	1.7%	$10.00	$14.46	44.6%	$14.25	42.5%	$14.52	45.2%	$14.59	45.9%
Averages - Standard Conversions:			$ 390	11.25%	0.20%	350%	$ 68.9	100%	97%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	3.1%	0.00%	71.3%	41.9x	16.5%	0.4%	23.2%	1.7%	$10.00	$14.46	44.6%	$14.25	42.5%	$14.52	45.2%	$14.59	45.9%
Medians - Standard Conversions:			$ 390	11.25%	0.20%	350%	$ 68.9	100%	97%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	3.1%	0.00%	71.3%	41.9x	16.5%	0.4%	23.2%	1.7%	$10.00	$14.46	44.6%	$14.25	42.5%	$14.52	45.2%	$14.59	45.9%
Second Step Conversions																																
Liberty Bancorp, Inc. of MO	7/24/06	LBCP-NASDAQ	$ 258	8.22%	1.48%	89%	$ 28.1	59%	100%	3.8%	N.A.	N.A.	2.7%	4.5%	3.9%	3.6%	2.29%	101.4%	26.8x	16.8%	0.6%	16.6%	3.8%	$10.00	$10.25	2.5%	$10.10	1.0%	$10.15	1.5%	$10.04	0.4%
Averages - Second Step Conversions:			$ 258	8.22%	1.48%	89%	$ 28.1	59%	100%	3.8%	NA	NA	2.7%	4.5%	3.9%	3.6%	2.29%	101.4%	26.8x	16.8%	0.6%	16.6%	3.8%	$10.00	$10.25	2.5%	$10.10	1.0%	$10.15	1.5%	$10.04	0.4%
Medians - Second Step Conversions:			$ 258	8.22%	1.48%	89%	$ 28.1	59%	100%	3.8%	NA	NA	2.7%	4.5%	3.9%	3.6%	2.29%	101.4%	26.8x	16.8%	0.6%	16.6%	3.8%	$10.00	$10.25	2.5%	$10.10	1.0%	$10.15	1.5%	$10.04	0.4%
Mutual Holding Company Conversions																																
ViewPoint Financial Group, TX	10/3/06	VPFG-NASDAQ	$ 1,495	7.20%	0.25%	192%	$ 116.0	45%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	1.7%	0.00%	78.1%	64.9x	15.0%	0.2%	13.0%	1.1%	$10.00	$14.99	49.9%	$15.07	50.7%	$14.99	49.9%	$14.99	49.9%
Fox Chase Bancorp, Inc., PA	10/2/06	FXCB-NASDAQ	$ 736	8.53%	0.59%	187%	$ 64.0	45%	132%	3.1%	C/S	150K/2.11%	8.8%	4.4%	11.0%	4.5%	0.00%	77.6%	50.4x	17.0%	0.2%	14.7%	1.5%	$10.00	$12.95	29.5%	$12.81	28.1%	$12.85	28.5%	$12.85	28.5%
Averages - Mutual Holding Company Conversions:			$ 1,116	7.87%	0.42%	189%	$ 90.0	45%	132%	2.8%	NA	NA	8.4%	4.2%	10.5%	3.1%	0.00%	77.9%	57.6x	16.0%	0.2%	13.9%	1.3%	$10.00	$13.97	39.7%	$13.94	39.4%	$13.92	39.2%	$13.92	39.2%
Medians - Mutual Holding Company Conversions:			$ 1,116	7.87%	0.42%	189%	$ 90.0	45%	132%	2.8%	NA	NA	8.4%	4.2%	10.5%	3.1%	0.00%	77.9%	57.6x	16.0%	0.2%	13.9%	1.3%	$10.00	$13.97	39.7%	$13.94	39.4%	$13.92	39.2%	$13.92	39.2%
Averages - All Conversions:			$ 720	8.80%	0.63%	204%	$69.2	62%	115%	2.9%	NA	NA	6.9%	4.2%	8.7%	3.2%	0.57%	82.1%	46.0x	16.3%	0.3%	16.9%	2.0%	$10.00	$13.16	31.6%	$13.06	30.6%	$13.13	31.3%	$13.12	31.2%
Medians - All Conversions:			$ 563	8.38%	0.42%	189%	$66.4	52%	116%	2.8%	NA	NA	8.0%	4.2%	10.0%	3.4%	0.00%	77.9%	46.2x	16.7%	0.3%	15.7%	1.6%	$10.00	$13.71	37.1%	$13.53	35.3%	$13.69	36.9%	$13.72	37.2%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

October 16, 2006

Table 4.2
Pricing Characteristics and After-Market Trends
Second-Step Conversions Over $1 Billion in Assets

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Char. Found.		Insider Purchases			Initial Dividend	Pro Forma Data						IPO	Post-IPO Pricing Trends					
				Financial Info.		Asset Quality								Benefit Plans				Pricing Ratios(3)			Financial Charac.				Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Second Step Conversions																														
Hudson City Bancorp, Inc.*	NJ	6/7/05	HCBK-NASDAQ	$21,131	7.50%	0.11%	126%	$3,929.6	66%	92%	3.2%	N.A	N.A	4.0%	8.0%	0.4%	2.40%	121.5%	21.2x	24.4%	1.2%	20.1%	5.7%	$10.00	$10.96	9.6%	$11.08	10.8%	$11.59	15.9%
Partners Trust Fin. Group, Inc.*(7)	NY	7/15/04	PRTR-NASDAQ	$ 3,628	11.01%	0.59%	264%	$ 148.8	54%	85%	3.6%	N.A	N.A	8.0%	4.0%	0.7%	2.50%	188.9%	17.2x	12.7%	0.7%	6.7%	11.0%	$10.00	$9.99	-0.1%	$9.98	-0.2%	$9.81	-1.9%
Provident Bancorp, Inc.* (7)	NY	1/15/04	PBCP-NASDAQ	$ 1,544	10.25%	0.28%	236%	$ 195.7	56%	132%	1.7%	C/S	4.0%	5.0%	4.0%	1.6%	1.40%	150.0%	34.6x	23.0%	0.7%	15.4%	4.3%	$10.00	$11.50	15.0%	$11.15	11.5%	$11.51	15.1%
Bank Mutual Corporation*	WI	10/30/03	BKMU-NASDAQ	$ 2,865	11.25%	0.24%	186%	$ 410.6	52%	132%	1.5%	NA	NA	0.0%	4.0%	0.2%	1.20%	120.5%	29.1x	24.2%	0.8%	20.1%	3.8%	$10.00	$11.78	17.8%	$11.85	18.5%	$11.54	15.4%
First Niagara Fin Grp, Inc.*(7)	NY	1/21/03	FNFG-NASDAQ	$ 3,291	10.02%	0.42%	102%	$ 410.0	58%	100%	4.0%	NA	NA	5.0%	4.0%	0.3%	1.76%	124.8%	19.5x	19.4%	1.0%	15.5%	6.4%	$10.00	$11.27	12.7%	$11.45	14.5%	$11.18	11.8%
Averages - Second Step Conversions:				$ 6,492	10.01%	0.33%	183%	$1,019.0	57%	108%	2.8%	N.A.	N.A.	4.4%	4.8%	0.6%	1.85%	141.1%	24.3x	20.7%	0.9%	15.6%	6.3%	$10.00	$11.10	11.0%	$11.10	11.0%	$11.13	11.3%
Medians - Second Step Conversions:				$ 3,291	10.25%	0.28%	186%	$ 410.0	56%	100%	3.2%	N.A.	N.A.	5.0%	4.0%	0.4%	1.76%	124.8%	21.2x	23.0%	0.8%	15.5%	5.7%	$10.00	$11.27	12.7%	$11.16	11.5%	$11.51	15.1%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

offering given the size and offering method. Hudson City Bancorp raised gross proceeds of $3.9 billion, which was between the minimum and midpoint of the offering range. The offering shares were sold through a subscription syndicate offering, but the majority of the shares were sold in the syndicate phase. Hudson City Bancorp's pro-forma price/tangible book ratio equaled 121.5% at closing and pro forma core price/earnings ratio at the closing value equaled 21.2 times.

Shown in Table 4.3 are the current pricing ratios for the two companies that have completed fully-converted offerings during the past three months, both of which are traded on NASDAQ. The current average P/TB ratio of the publicly-traded recent conversions equaled 102.93%.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on People's stock price of recently completed and pending acquisitions of other savings institutions and banks operating in Connecticut. As shown in Exhibit IV-4, there were 13 Connecticut thrift and bank acquisitions completed from the beginning of 2002 through year-to-date 2006, and there are currently no acquisitions pending for Connecticut savings institutions and banks. The recent acquisition activity involving Connecticut savings institutions and banks may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies for the Peer Group which have comparable sized regional bank franchises that would tend to be subject to a comparable level of acquisition activity and acquisition speculation as the Bank's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation involving People's stock would tend to be less compared to the more seasoned stocks of the Peer Group companies.

D. <u>Trading in People's Stock</u>

Since People's minority stock currently trades under the symbol "PBCT" on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. People's had a total of 142,142,485 shares issued and outstanding at September 30, 2006, of which 60,129,985 shares were held by public shareholders and traded as public securities. The

Table 4.3
Market Pricing Comparatives
Market Prices as of October 16, 2006

Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data: LTM Core EPS(2) ($)	Per Share Data: BV/ Share ($)	Pricing Ratios (3): P/CORE (x)	P/E (x)	P/TB (%)	P/B (%)	P/A (%)	Dividends (4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Key Financial Data (6): Total Assets ($Mil)	Equity/ Assets (%)	Last Twelve Months: Reported ROAA (%)	Reported ROAE (%)	Core ROAA (%)	Core ROAE (%)
All Publicly Traded Thrifts (No MHCs) (7)																		
Average	$20.74	$824.8	$1.20	$12.92	18.09	18.51	171.41	146.55	14.30	$0.46	2.26	37.66	$6,300	10.04	0.67	7.47	0.68	7.59
Median	16.97	117.6	1.00	11.67	15.97	15.70	153.83	136.14	12.93	0.40	2.23	38.96	882	8.92	0.73	7.15	0.74	8.01
All Publicly Traded Banks (7)																		
Average	$26.48	$3,274.9	$1.58	$11.05	17.52	17.61	251.09	201.68	17.91	$0.55	1.98	29.25	$18,882	9.19	1.08	12.18	1.08	12.22
Median	23.54	200.1	1.44	9.81	16.35	16.52	234.83	192.53	17.19	0.50	2.01	31.41	1,159	8.65	1.10	12.40	1.08	12.40
Converted Last Three Months (No MHC)																		
Average	$12.32	$78.09	$0.31	$11.93	27.16	27.16	102.93	102.93	20.48	$0.05	0.50	13.52	$367	19.87	0.52	2.77	0.51	2.73
Median	12.32	78.09	0.31	11.93	27.16	27.16	102.93	102.93	20.48	0.05	0.50	13.52	367	19.87	0.52	2.77	0.51	2.73
Converted Last 3 Months (No MHC)(8)																		
CBNK Chicopee Bancorp, Inc. of MA	$14.59	$108.48	$0.24	$14.00	NM	NM	103.92	103.92	24.07	$0.00	0.00	0.00	$451	23.16	0.41	1.78	0.40	1.71
LBCP Liberty Bancorp, Inc. of MO	10.04	47.70	0.37	9.86	27.16	27.16	101.93	101.93	16.89	0.10	1.00	27.03	283	16.57	0.62	3.75	0.62	3.75

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Pro forma estimates reflecting offering closing data.

Source: SNL Financial, LC. and RP Financial pro forma calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Bank's stock has had a 52 week trading range of $30.00 to $40.81 per share. Following the announcement of the Bank's second-step conversion, which was announced on September 20, 2006, the Bank's stock increased from a September 19, 2006 closing price of $37.39 to $39.97 on September 20th. Since September 20, 2006, the stock has trended up slightly and reflected a closing price of $40.81 on October 16, 2006.

There are significant differences between the Bank's minority stock (currently being traded) and the conversion stock that will be issued by the Bank. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

E. <u>Size of Offering</u>

The valuation adjustment for marketing of the issue also took into consideration the significant size of the Bank's stock offering and the implied marketing risk associated with the large size of the offering. The Bank's offering will be among the largest U.S. equity offerings ever completed. It is anticipated that a syndicated offering will be required to complete the offering and the stock will be sold in international markets as well through the syndicate. Other offerings that have been comparable in size to the Bank's offering were stocks of companies that were established names recognized in national and international markets. Comparatively, People's is a regionally based institution with a shareholder base that has a relatively high concentration of retail investors. Accordingly, there is considered to be some marketing risk associated with how well the Bank's offering will be received by the institutional investment community both domestically and in the international market place.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-

step conversions, the acquisition market and recent trading activity in the Bank's minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

People's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides a listing of People's Board of Directors and senior management. The Bank's management and Board of Directors have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure as indicated by the financial characteristics of the Bank. People's currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, People's will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 sets forth the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Upward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing People's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in People's prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it the most significant weight among the valuation approaches. Most notably, as reflected in the pricing ratios of the Peer Group companies, the larger market capitalization thrift and bank stocks tend to trade more on their earnings multiples and less on book value relative to the small capitalization thrifts and banks. Most notably, the P/E multiples for the large majority of the Peer Group companies were in a fairly narrow range, while there was significantly greater variance in the P/TB ratios of the Peer Group companies. Accordingly, in light of the Bank's significant pro forma capitalization, we anticipate that the Bank's stock will also be traded primarily on a P/E basis. Given the similarities between the Bank's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Bank and the Peer Group included certain non-recurring items, we also made adjustments to earnings to

arrive at core earnings estimates for the Bank and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach. In considering the P/B approach, we would expect the market will discount the Company's P/B and P/TB ratios given the much higher pro forma equity level of Peoples.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of PBCT stock. Converting institutions generally do not have stock outstanding. People's, however, has public shares outstanding due to the mutual holding company form of ownership. Since People's is currently traded on the NASDAQ, it is an indicator of investor interest in the Bank's conversion stock and therefore received some weight in our valuation. Based on the October 16, 2006 stock price of $40.81 per share and the 142,142,485 shares of People's stock outstanding, the Bank's implied market value of $5.8 billion was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of People's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Bank has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly

since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Bank and thus will increase equity and earnings. At September 30, 2006, the MHC had unconsolidated net assets of $8.5 million.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of October 16, 2006, the aggregate pro forma market value of People's conversion stock, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $5,239,542,200 at the midpoint, equal to 261,977,110 shares at $20.00 per share. The $20.00 per share price was determined by the People's Board. The midpoint and resulting valuation range is based on the sale of a 57.7% ownership interest to the public and the Foundation contribution, which provides for a $3.0 billion public offering at the midpoint value.

1. <u>Price-to-Earnings ("P/E")</u>. The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The reinvestment rate of 5.25% was based on the Bank's business plan for reinvestment of the net proceeds, which assumes that the net proceeds will initially be invested in Federal funds. The Bank's earnings, incorporating the reinvestment of $8.5 million of MHC net assets at an after-tax reinvestment rate of 3.47% (reflecting the Federal funds rate of 5.25% at September 30, 2006 and the marginal effective tax rate of 34.0%), equaled $119.9 million for the 12 months ended September 30, 2006 ("reported earnings"). Income from continuing operations, which excludes $2.6 million of income from discontinued operations, equaled $117.3 million for the twelve months ended September 30, 2006. In deriving People's estimated core earnings for purposes of the valuation, adjustments made to income from continuing operations included elimination of securities losses equal to $27.2 million, elimination of gains on sale of branches equal to $8.1

million and elimination of gains on sale of residential loans equal to $2.4 million. As shown below; on a tax-effected basis, assuming an effective marginal tax rate of 34.0%, the Bank's core earnings were calculated at $128.3 million for the 12 months ended September 30, 2006 (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	12 Mos. Ended 9/30/06 Amount (in millions)
Income from continuing operations	$117.3
Add back: Net securities losses(1)	17.9
Deduct: Gain on sale of branches(1)	(5.3)
Deduct: Net gain on sale of loans(1)	(1.6)
Core earnings estimate	$128.3

(1) Tax effected at 34.0%.

Based on the Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples at the $5.240 billion midpoint value equaled 28.68 times and 27.42 times, respectively, indicating premiums of 66.36% and 59.23% relative to the Peer Group's average reported and core earnings multiples of 17.24 times and 17.22 times, respectively (see Table 4.4). In comparison to the Peer Group's median reported and core earnings multiples of 15.32 times and 15.59 times, respectively, the Bank's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 87.21% and 75.88%, respectively. The Bank's pro forma P/E ratios based on reported earnings at the minimum and the super maximum are 25.75 times and 34.07 times, respectively, and based on core earnings at the minimum and the super maximum are 24.56 times and 32.72 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Bank's pro forma book value. The Bank's pre-conversion equity of $1,351.4 million was adjusted to include $8.5 million of equity held at the MHC level which will be consolidated with the Bank's equity as the result of the conversion. In applying

Table 4.4
Peer Group Market Pricing Table
Market Prices as of October 16, 2006

				Per Share Data (2)				Pricing Ratios (3)					Dividends (4)			Key Financial Data (5)								
																			Last Twelve Months					
Ticker	Company Name	Price/ Share ($)	Market Value (1) ($Mil)	LTM Core EPS ($)	LTM EPS ($)	BV/ Share ($)	TBV/ Share ($)	P/CORE (x)	P/E (x)	P/TB (%)	P/B (%)	P/A (%)	Annual Div. ($)	Yield (%)	Payout Ratio (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)	Exchg. Ratio	Offering Size ($Mil.)
PBCT	People's Bank																							
	Supermaximum	$20.00	$6,916.4	$0.61	$0.59	$13.86	$13.56	32.72	34.07	147.49	144.30	49.21	$0.40	2.00	67.80	$14,055	34.11	33.61	1.44	4.23	1.50	4.41	2.4188	$ 3,968
	Maximum	20.00	6,019.5	0.67	0.64	14.45	14.10	30.02	31.33	141.84	138.41	44.23	0.48	2.40	75.00	13,610	31.96	31.43	1.41	4.42	1.47	4.61	2.1033	$ 3,450
	Midpoint	20.00	5,239.5	0.73	0.70	15.12	14.72	27.42	28.68	135.87	132.28	39.62	0.56	2.80	80.00	13,223	29.97	29.40	1.38	4.61	1.44	4.82	1.8290	$ 3,000
	Minimum	20.00	4,459.6	0.81	0.78	16.03	15.56	24.56	25.75	128.53	124.77	34.74	0.64	3.20	82.05	12,836	27.85	27.26	1.35	4.84	1.41	5.08	1.5546	$ 3,550
All Publicly Traded Thrifts (No MHCs) (6)																								
	Average	$20.74	$824.8	$1.20	$1.17	$14.64	$12.92	18.51	18.09	171.41	146.55	14.30	$0.46	2.26	37.66	$6,300	10.04	8.93	0.67	7.47	0.68	7.59		
	Median	16.97	117.6	1.00	0.98	13.50	11.67	15.70	15.97	153.83	136.14	12.93	0.40	2.23	38.96	882	8.92	7.75	0.73	7.15	0.74	8.01		
All Publicly Traded Banks (6)																								
	Average	$26.48	$3,274.9	$1.58	$1.58	$13.61	$11.05	17.61	17.52	251.09	201.68	17.91	$0.55	1.98	29.25	$18,882	9.19	7.77	1.08	12.18	1.08	12.22		
	Median	23.54	200.1	1.44	1.43	12.10	9.81	16.52	16.35	234.83	192.53	17.19	0.50	2.01	31.41	1,159	8.65	7.25	1.10	12.40	1.08	12.40		
Peer Group																								
	Average	$35.91	$2,187.2	$2.28	$2.30	$18.09	$13.13	17.22	17.24	283.30	211.79	20.57	$0.86	2.43	40.63	$10,515	10.80	7.82	1.28	13.57	1.28	13.45		
	Median	31.89	2,094.5	2.10	2.11	15.55	13.84	15.59	15.32	255.83	210.66	21.57	0.89	2.33	38.27	11,427	9.10	7.45	1.26	14.66	1.25	14.55		
Peer Group Detail																								
ABCW	Anchor BnCrp Wisconsin Inc.	29.47	646.3	2.00	2.00	14.91	14.00	14.74	14.74	210.50	197.65	14.81	0.68	2.31	34.00	4,357	7.49	7.07	1.04	13.78	1.04	13.78		
CYN	City National Corporation	67.94	3,267.2	4.66	4.66	29.26	23.07	14.58	14.58	294.50	232.19	22.58	1.64	2.41	35.19	14,477	9.73	7.83	1.63	16.44	1.63	16.43		
CBSH	Commerce Bancshares, Inc.	50.11	3,323.3	3.23	3.30	20.08	19.35	15.51	15.18	258.97	249.55	23.28	0.98	1.96	29.70	14,273	9.33	9.02	1.64	16.86	1.61	16.49		
CFR	Cullen/Frost Bankers, Inc.	58.12	3,242.7	3.29	3.29	18.51	13.68	17.67	17.67	424.85	313.99	28.31	1.36	2.34	41.34	11,403	9.02	6.83	1.67	18.84	1.67	18.81		
FNFG	First Niagara Fin. Grp, Inc.	14.38	1,588.9	0.86	0.87	12.97	5.69	16.72	16.53	252.72	112.72	19.60	0.44	3.06	50.57	8,107	16.79	8.24	1.18	6.90	1.17	6.84		
MAFB	MAF Bancorp, Inc.	42.43	1,404.5	3.15	3.15	31.38	19.00	13.47	13.47	223.32	135.21	12.27	1.00	2.36	31.75	11,450	9.07	5.70	0.97	10.40	0.97	10.40		
NAL	NewAlliance Bancshares, Inc.	15.41	1,690.8	0.49	0.47	12.11	7.48	31.45	32.79	206.02	127.25	23.78	0.24	1.56	51.06	7,112	18.68	12.43	0.71	3.49	0.74	3.67		
PFB	PFF Bancorp, Inc.	34.31	842.2	2.19	2.22	15.34	15.28	15.67	15.45	224.54	223.66	18.72	0.68	1.98	30.63	4,488	8.37	8.35	1.33	15.53	1.32	15.31		
PFS	Provident Financial Serv, Inc.	18.55	1,218.4	0.91	0.90	15.76	9.11	20.38	20.61	203.62	117.70	20.56	0.40	2.16	44.44	5,860	17.47	10.90	0.95	5.31	0.95	5.36		
TCB	TCF Financial Corporation	26.74	3,500.3	1.90	1.97	7.44	6.26	14.07	13.57	427.16	359.41	24.74	0.92	3.44	46.70	14,198	6.88	5.86	1.92	26.51	1.86	25.59		
VLY	Valley National Bancorp	25.86	3,023.6	1.45	1.44	8.08	6.24	17.83	17.96	414.42	320.05	24.32	0.86	3.33	59.72	12,430	7.60	6.10	1.36	17.99	1.37	18.08		
WBS	Webster Financial Corp.	47.54	2,498.1	3.28	3.33	31.27	18.36	14.49	14.28	258.93	152.03	13.88	1.08	2.27	32.43	18,022	9.13	5.48	1.01	10.82	0.99	10.67		

(1) Market value includes offering shares, exchange shares issued to existing non-MHC stockholders of PBCT and shares issued to the Foundation.
(2) People's per share information is pro forma September 30, 2006 adjusted to reflect the impact of the conversion and offerings. Peer group information is as of or for the 12 months ended June 30, 2006. Core EPS is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis and is shown on a pro forma basis where appropriate.
(3) P/E = price to LTM earnings; P/B = price to book value; P/TB = price to tangible book value; P/CORE = price to LTM core earnings; P/A = price to assets.
(4) Indicated twelve month cash dividend, based on last quarterly dividend declared. People's dividend yield and payout ratios based on a share price of $20.00 and pro forma LTM EPS.
(5) People's information is pro forma September 30, 2006. People's ROAA and ROAE are calculated using pro forma LTM EPS and LTM core EPS divided by pro forma ending September 30, 2006 assets and equity. Peer Group ROAA and ROAE are calculated based on LTM EPS and LTM core EPS dividend by average assets and average equity for the twelve months ended June 30, 2006.
(6) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC calculations.

the P/B approach, we considered both reported book value and tangible book value. Based on the $5.240 billion midpoint valuation, People's pro forma P/B and P/TB ratios equaled 132.28% and 135.87%, respectively. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 211.79% and 283.30%, the Bank's ratios reflected discounts of 37.54% and 52.04%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios of 210.66% and 255.83%, respectively, the Bank's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 37.21% and 46.89%, respectively. The Bank's pro forma P/B ratios at the minimum and the super maximum equaled 124.77% and 144.30%, respectively. The Bank's pro forma P/TB ratios at the minimum and the super maximum are 128.53% and 147.49%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the comparatively lower pro forma return on equity resulting from the Bank's significantly higher pro forma capital position and the resulting pricing ratios under the earnings and assets approaches.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, People's value equaled 39.62% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 20.57%, which implies a premium of 92.61% has been applied to the Bank's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 21.57%, the Bank's pro forma P/A ratio at the midpoint value indicated a premium of 83.68%. The Bank's P/A ratios at the minimum and the super maximum equaled 34.74% and 49.21%, respectively.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock

proceeds (i.e., external funds vs. deposit withdrawals). The only second-step conversion completed within the past three months closed at a price/tangible book ratio of 101.4% (see Table 4.1) and appreciated 1.0% during the first week of trading.

The average pro forma price/tangible book ratio of the five second-step conversion offerings completed with over $1 billion assets equaled 141.1% (see Table 4.2). As discussed above, the average price/tangible book ratio was influenced by simultaneous acquisitions that were completed in connection with three of the second-step offerings, which resulted in comparatively higher price/tangible book ratios due to the goodwill that was created in those respective acquisitions. The median pro forma price/tangible book ratio of the five second-step conversions with over $1 billion in assets equaled 124.8% at closing. On average, the prices of the five second-step conversion offering increased 11.0% after one week of trading as fully-converted companies. In comparison, the Bank's price/tangible book ratio at the appraised midpoint value reflects a discount of 3.7% and a premium of 8.9% relative to the respective average and median closing price/tangible book ratios of the five second-step conversion that were completed with over $1 billion in assets.

<u>Valuation Conclusion</u>

Based on the foregoing, it is our opinion that, as of October 16, 2006, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering and contribution to the Foundation – including (1) newly-issued shares representing the MHC's current ownership interest in the Bank, (2) exchange shares issued to existing public shareholders of the Bank and (3) the shares of common stock to be contributed to the Foundation – was $5,239,542,200 at the midpoint, equal to 261,977,110 shares at a per share value of $20.00. The resulting range of value and pro forma shares, all based on $20.00 per share and 2.0 million shares issued to the Foundation, are as follows: $4,459,610,880, or 222,980,544 shares, at the minimum; $6,019,473,540, or 300,973,677 shares, at the maximum; and $6,916,394,580, or 345,819,729 shares, at the supermaximum (also known as "maximum, as adjusted").

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC and the shares contributed to the Foundation, the midpoint of the

offering range is $3,000,000,000, equal to 150,000,000 shares at $20.00 per share. The resulting offering range and offering shares, all based on $20.00 per share, are as follows: $2,550,000,000, or 127,500,000 shares, at the minimum; $3,450,000,000, or 172,500,000 shares, at the maximum; and $3,967,500,000, or 198,375,000 shares, at the supermaximum. In addition, 2.0 million shares will be contributed to the Foundation at each point in the range.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of People's has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company, before taking into account the impact of the share contribution to the Foundation. The exchange ratio to be received by the existing minority shareholders of the Bank will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $20.00 per share offering price, the indicated exchange ratio at the midpoint is 1.8290 shares of the Company for every one public share of the Bank. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.5546 at the minimum, 2.1033 at the maximum and 2.4188 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held in the Bank by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

People's Bank
Map of Office Locations

People's Bank Office Locations

Counties

- Fairfield
- Hartford
- Litchfield
- Middlesex
- New Haven
- New London
- Tolland
- Windham

Pushpins

- ○ Main Office
- △ Branches


MASSACHUSETTS
CONNECTICUT
RHODE ISLAND
NEW YORK
N.J.
Litchfield
Hartford
Tolland
Windham
Middlesex
New Haven
New London
Fairfield
Long Island Sound
Long Island
Atlantic Ocean
Block Island
Fishers Island
Gardiners Island
0 mi
10
20
30
40
50

EXHIBIT I-2

People's Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3

People's Bank
Key Operating Ratios

Exhibit I-3
People's Bank
Key Operating Ratios

	For the Nine Months Ended September 30		For the Year Ended December 31,				
	2006	2005	2005	2004	2003	2002	2001
Per Common Share Data:							
Basic earnings per share	$ 0.60	$0.73	$0.97	$ 1.43	$ 0.46	$ 0.40	$ 0.55
Diluted earnings per share	0.59	0.72	0.97	1.42	0.46	0.40	0.55
Cash dividends paid per share[1]	0.72	0.63	0.85	0.75	0.68	0.63	0.59
Book value (end of period)	9.51	8.95	9.10	8.52	7.18	6.77	6.76
Tangible book value (end of period)	8.77	8.20	8.35	7.74	6.37	5.95	5.92
Ratios:							
Net interest margin	3.8%	3.7%	3.7%	3.3%	2.9%	3.2%	3.4%
Efficiency ratio	61.9	62.8	62.8	69.2	76.4	71.3	77.3
Return on average assets[2]	1.0	1.3	1.3	1.9	0.5	0.5	0.7
Return on average shareholders' equity[2]	8.6	11.1	11.1	17.6	6.6	5.9	8.2
Non-performing loans to total loans, real estate owned and repossessed assets	0.3	0.2	0.3	0.4	0.5	0.53	0.5
Non-performing assets to total assets	0.2	0.2	0.2	0.3	0.3	0.29	0.3
Net loan charge-offs to average loans	0.1	0.1	0.1	0.2	0.2	0.4	0.6
Allowance for loan losses to total loans	0.8	0.8	0.9	0.9	1.0	1.0	1.2
Shareholders' equity to total assets	12.7	11.6	11.8	11.2	8.6	7.7	7.9
Tangible shareholders' equity to total tangible assets	11.9	10.8	10.9	10.3	7.7	6.8	7.0
Tier 1 capital[3]	14.7	14.9	14.8	14.6	9.9	9.1	8.8
Total risk-based capital[3]	16.2	17.0	16.4	16.7	13.1	12.5	12.3
Other Information:							
Number of Branches	156	152	153	155	154	155	148
Employees[4]	2,617	2,679	2,655	2,689	2,791	2,948	2,907

(1) Reflects the waiver of dividends on the substantial majority of the common shares owned by People's Mutual Holdings.
(2) Calculated based on net income for all periods. Certain nine months ratios are presented on an annualized basis.
(3) Calculated in accordance with Office of Thrift Supervision regulations as of September 30, 2006 and Federal Deposit Insurance Corporation regulations for all prior dates.
(4) Full-time equivalents. Excluded from 2003, 2002 and 2001 are the full-time equivalents from People's Bank's credit card division that was sold in March 2004.

Source: People's Bank prospectus.

EXHIBIT I-4

People's Bank
Investment Portfolio Composition

Exhibit I-4
People's Bank
Investment Portfolio Composition

	At December 31,								
	2005			2004			2003		
	Carrying Value	Percent of Total (1)	Fair Value	Carrying Value	Percent of Total (1)	Fair Value	Carrying Value	Percent of Total (1)	Fair Value
					(Dollars in millions)				
Trading account securities	$ 27.3	2.0%	$ 27.3	$ 11.7	0.6%	$ 11.7	$ 18.1	0.7%	$ 18.1
Securities held to maturity:									
Corporate and other	1.3	0.1	1.3	1.3	0.1	1.3	1.3	0.1	1.3
Mortgage-backed securities	0.1	–	0.1	0.1	–	0.1	0.1	–	0.1
Total securities held to maturity	1.4	0.1	1.4	1.4	0.1	1.4	1.4	0.1	1.4
Securities available for sale:									
Debt securities:									
Mortgage-backed securities and collateralized mortgage obligations (CMOs)	1,036.7	76.1	1,014.9	1,525.0	73.6	1,514.0	1,408.9	58.6	1,406.2
US Treasury and agency	295.0	21.6	287.7	488.8	23.6	485.1	666.1	27.7	663.3
Corporate and other	–	–	–	26.2	1.3	26.7	195.2	8.1	188.2
State and municipal	–	–	–	0.7	–	0.7	1.6	0.1	1.6
Total debt securities	1,331.7	97.7	1,302.6	2,040.7	98.5	2,026.5	2,271.8	94.5	2,259.3
Equity Securities:									
Federal Home Loan Bank stock	30.6	2.2	30.6	30.6	1.5	30.6	93.8	3.9	93.8
Preferred stocks	–	–	–	–	–	–	18.7	0.8	18.4
Common stocks	–	–	–	–	–	–	1.1	–	1.1
Other	0.9	0.1	1.1	0.9	–	1.0	14.4	0.6	12.9
Total equity securities	31.5	2.3	31.7	31.5	1.5	31.6	128.0	5.3	126.2
Total securities available for sale	1,363.2	100.0	1,334.3	2,072.2	100.0	2,058.1	2,399.8	99.8	2,385.5
Net unrealized loss on securities available for sale	(28.9)	(2.1)	–	(14.1)	(0.7)	–	(14.3)	(0.6)	–
Total securities available for sale, at fair value	1,334.3	97.9	1,334.3	2,058.1	99.3	2,058.1	2,385.5	99.2	2,385.5
Total securities	$ 1,363.0	100.0%	$ 1,363.0	$ 2,071.2	100.0%	$ 2,071.2	$ 2,405.0	100.0%	$ 2,405.0

(1) Based on carrying value for each investment type.

Source: People's Bank prospectus.

EXHIBIT I-5

People's Bank
Yields and Costs

Exhibit I-5
People's Bank
Yields and Costs

	For the Nine Months Ended September 30,					
	2006			2005		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Earning assets:						
Short term investments	$ 84.1	$ 3.1	4.87% %	$ 55.7	$ 1.0	2.53 %
Securities purchased under agreements to resell	22.2	0.8	4.97	22.1	0.7	4.08
Securities (2)	1,018.7	27.8	3.64	1,838.9	47.7	3.45
Loans:						
Residential mortgage	3,708.2	135.2	4.86	3,385.7	114.0	4.49
Commercial real estate finance	1,755.9	92.5	7.02	1,804.0	86.4	6.39
Commercial	2,104.6	107.3	6.80	1,788.4	77.7	5.79
Consumer	1,278.5	64.8	6.76	1,185.1	46.9	5.27
Total loans	8,847.2	399.8	6.03	8,163.2	325.0	5.31
Total earning assets	$ 9,972.2	$ 431.5	5.77 %	$ 10,079.9	$ 374.4	4.95 %
Funding Liabilities:						
Deposits:						
Non-interest-bearing deposits	$ 2,107.7	$ –	– %	$ 2,143.0	$ –	– %
Savings, interest-bearing checking and money market	3,549.8	36.8	1.38	4,095.8	30.7	1.00
Time	3,215.3	89.2	3.70	2,583.1	50.5	2.61
Total core deposits	8,872.8	126.0	1.89	8,821.9	81.2	1.23
Non-core deposits (3)	129.1	2.0	2.12	164.6	1.5	1.19
Total deposits	9,001.9	128.0	1.90	8,986.5	82.7	1.23
Borrowings:						
Federal funds purchased	207.2	7.4	4.76	242.5	5.2	2.90
Federal Home Loan Bank advances	63.2	2.4	5.13	64.9	1.3	2.68
Repurchase agreements	–	–	–	2.3	0.1	2.40
Total borrowings	270.4	9.8	4.84	309.7	6.6	2.85
Subordinated notes	108.7	7.4	9.04	121.9	8.4	9.18
Total funding liabilities	$ 9,381.0	$ 145.2	2.06 %	$ 9,418.1	$ 97.7	1.38 %
Excess of earning assets over funding liabilities	$ 591.2			661.8		
Net interest income/spread		$ 286.3	3.71 %		$ 276.7	3.57 %
Net interest margin			3.83 %			3.66 %

(1) Average yields earned and rates paid are annualized.
(2) Average balances and yields for securities available for sale are based on amortized cost.
(3) Includes $79.7 million and $91.5 million of non-interest-bearing deposits for the nine months ended September 30, 2006 and 2005, respectively.

Source: People's Bank prospectus.

EXHIBIT I-6

People's Bank
Loan Loss Allowance Activity

Exhibit I-6
People's Bank
Loan Loss Allowance Activity

	For the Nine Months Ended September 30, 2006	At or for the Year Ended December 31, 2005	2004	2003	2002	2001
		(Dollars in millions)				
Beginning allowance for loan losses	$ 75.0	$ 72.5	$ 70.5	$ 69.2	$ 73.7	$ 66.7
Charge-offs:						
Consumer Financial Services:						
Residential mortgage	(0.1)	(0.1)	(0.2)	(0.1)	–	(0.9)
Consumer	(2.4)	(4.9)	(9.7)	(16.8)	(25.3)	(29.4)
Commercial Banking:						
Commercial real estate finance	–	(0.1)	(3.2)	–	–	(0.1)
Commercial lending	(4.4)	(0.9)	(0.6)	(1.2)	(3.4)	(11.2)
People's Capital and Leasing Corp	(0.4)	(3.1)	(1.5)	(2.0)	(2.4)	(0.9)
Total charge-offs	(7.3)	(9.1)	(15.2)	(20.1)	(31.1)	(42.5)
Recoveries:						
Consumer Financial Services:						
Residential mortgage	0.1	0.2	0.2	0.1	0.4	0.4
Consumer	1.2	2.0	2.8	2.9	2.6	1.8
Commercial Banking:						
Commercial real estate finance	2.5	0.1	0.1	0.2	0.6	1.6
Commercial lending	0.3	0.4	0.3	1.4	0.7	0.4
People's Capital and Leasing Corp.	0.2	0.3	0.5	0.1	0.1	–
Total recoveries	4.3	3.0	3.9	4.7	4.4	4.2
Net loan charge-offs	(3.0)	(6.1)	(11.3)	(15.4)	(26.7)	(38.3)
Provision for loan losses	2.0	8.6	13.3	16.7	22.2	45.3
Ending allowance for loan losses	$ 74.0	$ 75.0	$ 72.5	$ 70.5	$ 69.2	$ 73.7
Allowance for loan losses as a percentage of total loans	0.81%	0.87%	0.91%	0.99%	1.04%	1.16%
Allowance for loan losses as a percentage of non-performing loans	354.90	352.50	264.60	208.40	198.20	253.30
Net loan charge-offs as a percentage of average loans outstanding	0.05%	0.07%	0.15%	0.22%	0.42%	0.55%

Source: People's Bank prospectus.

EXHIBIT I-7

People's Bank
Market Value of Equity Interest Rate Risk Analysis

Exhibit I-7
People's Bank
Market Value of Equity Interest Rate Risk Analysis

Rate Change (basis points)	Percent Change in Market Value of Equity
+300	(5.72) %
+200	(3.28)
+100	(1.19)
-100	(0.54)
-200	(2.80)
-300	(5.52)

Source: People's Bank prospectus.

EXHIBIT I-8

People's Bank
Fixed and Adjustable Rate Loans

Exhibit I-8
People's Bank
Fixed and Adjustable Rate Loans

	Due After December 31, 2006		
	Fixed	Adjustable	Total
		(In millions)	
Consumer Financial Services	$ 288.3	$ 4191.5	$ 4479.8
Commercial Banking	1375	1529.5	2904.5
Total loans due after one year...	$ 1663.3	$ 5721.0	$ 7384.3

Source: People's Bank prospectus.

EXHIBIT I-9

People's Bank
Loan Portfolio Composition

Exhibit I-9
People's Bank
Loan Portfolio Composition

	At September 30, 2006		At December 31									
			2005		2004		2003		2002		2001	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in millions)											
Consumer Financial Services:												
Residential mortgage:												
Adjustable rate	$3,787.2	41.2%	$ 3,410.8	39.8%	$ 3,156.6	39.8%	$ 2,940.0	41.4%	$ 2,515.7	37.7%	$ 2,266.4	35.5%
Fixed rate	90.5	1.0	97.1	1.1	109.8	1.4	149.1	2.1	355.6	5.3	464.9	7.3
Total residential mortgage	3,877.7	42.2	3,507.9	40.9	3,266.4	41.2	3,089.1	43.5	2,871.3	43.0	2,731.3	42.8
Consumer	1,310.5	14.3	1,257.5	14.7	1,140.0	14.4	980.5	13.8	969.3	14.5	928.1	14.6
Commercial Banking:												
Commercial real-estate finance	1,799.3	19.6	1,778.3	20.7	1,838.1	23.1	1,699.9	23.9	1,610.2	24.1	1,540.2	24.2
Commercial lending	1,445.5	15.7	1,394.5	16.3	1,235.9	15.6	1,035.2	14.6	1,002.6	15.0	949.2	14.9
People's Capital and Leasing Corp.	751.9	8.2	634.7	7.4	453.0	5.7	300.3	4.2	222.0	3.4	224.8	3.5
Total commercial banking	3,996.7	43.5	3,807.5	44.4	3,527.0	44.4	3,035.4	42.7	2,834.8	42.5	2,714.2	42.6
Total loans	$ 9,184.9	100.0%	$ 8,572.9	100.0%	$ 7,933.4	100.0%	$ 7,105.0	100.0%	$ 6,675.4	100.0%	$ 6,373.6	100.0%

Source: People's Bank prospectus.

EXHIBIT I-10

People's Bank
Contractual Maturity By Loan Type

Exhibit I-10
People's Bank
Contractual Maturity By Loan Type

	At December 31, 2005		
	Consumer Financial Services	Commercial Banking	Total
		(In millions)	
Amounts Due:			
One year or less....................	$ 285.6	$ 903.0	$ 1188.6
After one year:			
One to five years.............	89.0	1313.8	1402.8
Over five years...............	4416.4	1591.3	6007.7
Total due after one year...	4505.4	2905.1	7410.5
Total loans.................	$ 4,791.0	$ 3808.1	$ 8599.1
Less:			
Deferred loan fees.................			26.2
Allowance for loan losses.........			75.0
Net loans...................			$ 8,497.9

Source: People's Bank prospectus.

EXHIBIT I-11

People's Bank
Loan Originations, Purchases and Sales

Exhibit I-11
People's Bank
Loan Originations, Purchases and Sales

	For the Nine Months Ended September 30,		December 31,
	2006	2005	2005
	(In millions)		
Total loans:			
Balance outstanding at beginning of period	$8,572.9	$7,933.4	$7,933.4
Originations:			
Consumer Financial Services	1,455.4	1,663.6	2,155.1
Commercial Banking	2658.2	2,438.3	3,355.3
Total originations	4,113.6	4,101.9	5,510.4
Purchases:			
Consumer Financial Services	169.9	-	-
Commercial Banking	35.4	29.2	47.4
Total purchases	205.3	29.2	47.4
Less:			
Principal payments:			
Consumer Financial Services	1,062.2	1,102.4	1,473.3
Commercial Banking	2,487.1	2,320.2	3,102.9
Total principal payments	3,549.3	3,422.6	4,576.2
Sales	143.0	245.9	334.6
Premium amortization, discount accretion and other, net	11.7	12.1	6.1
Transfers to foreclosure	2.9	1.3	1.4
Balance outstanding at end of period	$9,184.9	$8,382.6	$8,572.9

Source: People's Bank prospectus.

EXHIBIT I-12

People's Bank
Non-Performing Assets

Exhibit I-12
People's Bank
Non-Performing Assets

	At September 30, 2006	At December 31, 2005	2004	2003	2002	2001
		(Dollars in millions)				
Non-accrual loans:						
Residential mortgage	$ 7.8	$ 6.7	$ 7.5	$ 11.4	$ 13.2	$ 14.7
People's Capital and Leasing Corp.	2.1	6.2	5.1	4.2	3.3	1.7
Commercial real estate finance	6.6	5.8	8.7	11.4	10.2	5.9
Commercial	3.0	1.3	5.2	3.3	4.8	2.8
Consumer	1.3	1.3	0.9	2.5	3.4	4.0
Total non-accrual loans	20.8	21.3	27.4	32.8	34.9	29.1
Restructured loans	–	–	–	1.0	–	–
Total non-performing loans	20.8	21.3	27.4	33.8	34.9	29.1
Real estate owned (REO) and repossessed assets, net	2.1	0.7	1.2	0.5	0.7	1.4
Total non-performing assets	$ 22.9	$ 22.0	$ 28.6	$ 34.3	$ 35.6	$ 30.5
Non-performing loans as a percentage of total loans	0.23%	0.25%	0.35%	0.48%	0.52%	0.46%
Non-performing assets as a percentage of total loans, real estate owned (REO) and repossessed assets	0.25	0.26	0.36	0.48	0.53	0.48
Non-performing assets as a percentage of shareholders' equity and allowance for loan losses	1.61	1.62	2.25	3.20	3.53	3.02

Source: People's Bank prospectus.

EXHIBIT I-13

People's Bank
Deposit Composition

Exhibit I-13
People's Bank
Deposit Composition

	At September 30, 2006			At December 31, 2005			2004			2003		
	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate
	(Dollars in millions)											
Core deposits												
Non-interest-bearing	$2,056.6	22.9%	0.0%	$2,218.4	24.4%	0.0%	$2,105.4	23.8%	0.0%	$1,950.6	22.4%	0.0%
Savings, interest-bearing checking and money market	3,270.6	36.4	1.37	3,749.8	41.3	1.29	4,217.5	47.6	0.82	4,135.5	47.5	0.79
Time	3,515.9	39.2	4.30	2,904.5	32.0	3.23	2,358.5	26.6	2.33	2,347.1	26.9	2.34
Total core deposits	8,843.1	98.5	2.22	8,872.7	97.7	1.60	8,681.4	98.0	1.03	8,433.2	96.8	1.04
Non-core deposits	135.5	1.5	0.32	209.9	2.3	1.27	180.6	2.0	0.62	280.8	3.2	1.21
Total deposits	$8,978.6	100.0%	2.18%	$9,082.6	100.0%	1.59%	$8,862.0	100.0%	1.02%	$8,714.0	100.0%	1.04%
Time deposits of $100,000 or more maturing:												
Within 3 months	$ 280.3	3.1%	4.34%	$ 239.7	2.6%	3.50%	$ 120.1	1.3%	1.93%	$ 106.9	1.2%	1.48%
After 3 months but within 6 months	146.4	1.6	4.18	141.2	1.6	3.34	53.0	0.6	1.86	51.7	0.6	1.76
After 6 months but within 1 year	391.1	4.4	4.91	211.5	2.3	3.65	155.8	1.8	2.71	64.7	0.8	1.85
After 1 year	41.5	0.5	3.83	105.7	1.2	3.70	114.2	1.3	3.18	142.6	1.6	3.42
Total	$ 859.3	9.6%	4.55%	$ 698.1	7.7%	3.54%	$ 443.1	5.0%	2.52%	$ 365.9	4.2%	2.34%

Source: People's Bank prospectus.

EXHIBIT I-14

People's Bank
Scheduled Maturity of Time Deposits

Exhibit I-14
People's Bank
Scheduled Maturity of Time Deposits

	Period to Maturity from September 30, 2006						
	Within three months	Over three to six months	Over six months to one year	Over one to two years	Over two to three years	Over three years	Total
				(In millions)			
Time deposit accounts:							
1.50% or less………	$ 0.5	$ -	$ 0.1	$ -	$ -	$ -	$ 0.6
1.51% to 2.00%…..	75.7	61.6	24.2	11.5	-	-	173.0
2.01% to 2.50%…...	45.1	31.0	16.1	13.6	16.6	-	122.4
2.51% to 3.00%…...	31.0	19.0	59.7	27.0	23.7	6.2	166.6
3.01% to 3.50%…...	88.3	48.8	31.3	56.7	8.8	8.8	242.7
3.51% and over…..	658.8	453.7	1,528.6	128.7	7.1	37.9	2,814.8
Total……………	$ 899.4	$ 614.1	$ 1,660.0	$ 237.5	$ 56.2	$ 52.9	$ 3,520.1

Source: People's Bank prospectus.

EXHIBIT I-15

People's Bank
Borrowings Activity

Exhibit I-15
People's Bank
Borrowings Activity

	At September 30,			At December 31,								
	2006			2005			2004			2003		
	Principal	Weighted Average Rate	Maximum Amount Outstanding at Any Month-End	Principal	Weighted Average Rate	Maximum Amount Outstanding at Any Month-End	Principal	Weighted Average Rate	Maximum Amount Outstanding at Any Month-End	Principal	Weighted Average Rate	Maximum Amount Outstanding at Any Month-End
	(Dollars in millions)											
Federal Home Loan Bank advances maturing:												
Within 4 months	–	–	–	$ 25.0	4.00%	–	$ 100.0	2.17%	–	$ 165.1	0.94%	–
After 1 but within 2 years	–	–	–	–	–	–	–	–	–	303.6	4.87	–
After 2 but within 3 years	–	–	–	–	–	–	–	–	–	1.8	6.91	–
After 3 but within 4 years	–	–	–	–	–	–	–	–	–	25.6	6.26	–
After 4 but within 5 years	–	–	–	–	–	–	–	–	–	1.3	6.74	–
After 5 years	–	–	–	–	–	–	–	–	–	466.9	4.79	–
Total Federal Home Loan Bank advances	$ –	–	$ 155.0	$ 25.0	4.00%	$ 190.0	$ 100.0	2.17%	$ 849.3	$ 964.3	4.20%	$ 1,702.6

Source: People's Bank prospectus.

Exhibit I-15 (continued)
People's Bank
Borrowings Activity

	Nine Months Ended September 30,		Year Ended December 31,					
	2006		2005		2004		2003	
	Average Amount Outstanding	Weighted Average Rate	Average Amount Outstanding	Weighted Average Rate	Average Amount Outstanding	Weighted Average Rate	Average Amount Outstanding	Weighted Average Rate
	(Dollars in millions)							
Federal funds purchased maturing within 3 months:	$ 207.2	4.76%	$ 250.5	3.19%	$ 249.6	1.25%	$ 517.9	1.80%
Repurchase agreement maturing:								
Within 3 months	-	-	1.7	2.41	15.6	0.86	91.7	0.98
After 2 years but within 3 years	-	-	-	-	11.2	4.82	60.0	4.81
After 5 years	-	-	-	-	9.3	3.99	50.0	3.99
Total repurchase agreements	-	-	1.7	2.41	36.1	2.91	201.7	2.87
Total borrowings	$ 207.2	4.76%	$ 252.2	3.18%	$ 285.7	1.46%	$ 719.6	2.10%

Source: People's Bank prospectus.

EXHIBIT II-1

Description of Office Properties

Exhibit II-1
People's Bank
Description of Office Properties

People's Bank's corporate headquarters is located at Bridgeport Center, in Bridgeport, Connecticut. The Bridgeport Center building, which is owned by People's Bank, had a net book value of $71.9 million at December 31, 2005 and People's Bank occupies approximately 92% of the building; all other available office space has been leased to unrelated parties. At December 31, 2005, People's Bank also conducted banking operations from its 75 traditional branches, 70 supermarket branches and 8 limited-service branches. People's Bank's branch network is primarily concentrated in Fairfield County, where it has 60 branches. People's Bank also has 33 branches in Hartford County, 32 branches in New Haven County, 12 branches in New London County, five branches in both Tolland County and Litchfield County, four branches in Middlesex County and two branches in Windham County. People's Bank owns 11 of its banking branches, which had an aggregate net book value of $8.4 million at December 31, 2005. People's Bank's remaining banking operations are conducted in leased branches.

At December 31, 2005, People's Bank was obligated under various noncancelable operating leases for office space, which expire on various dates through 2027. Certain leases contain renewal options and provide for increased rental based principally on the consumer price index and fair market rental value provisions. The future minimum rental commitments under operating leases in excess of one year at December 31, 2005 were: $18.1 million in 2006; $18.3 million in 2007; $15.9 million in 2008; $15.1 million in 2009; $13.7 million in 2010; and an aggregate of $34.1 million in 2011 through 2027. Rent expense under operating leases was $17.5 million, $16.8 million and $16.3 million for 2005, 2004 and 2003, respectively.

In addition to branch offices, People's Bank owns six other banking facilities with an aggregate net book value of $12.6 million at December 31, 2005. These facilities are used for a variety of purposes.

Source: People's Bank prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime – Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.52%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Oct. 16, 2006	8.25%	5.06%	5.05%	4.79%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT II-3

Deposit Market Share By Primary Market Area County

Exhibit II-3
People's Bank
Fairfield County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2003 ($000)	Total Deposits as of June 30, 2006 ($000)	Market Share 2003 (%)	Market Share 2006 (%)	2003-2006 CAGR (%)
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	35	$2,689,954	$3,579,533	12.40%	15.32%	9.99%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	Columbus	OH	Bank	31	$2,325,212	$2,822,926	10.72%	12.08%	6.68%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	51	$4,021,541	$2,624,990	18.54%	11.24%	-13.25%
Webster Financial Corp.	Webster Bank NA	Waterbury	CT	Bank	22	$1,092,415	$1,176,469	5.04%	5.04%	2.50%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	19	$762,083	$626,434	3.51%	2.68%	-6.32%
Patriot National Bancorp Inc.	Patriot National Bank	Stamford	CT	Bank	10	$249,020	$472,877	1.15%	2.02%	23.83%
Bank of New York Co.	Bank of New York	New York	NY	Bank	9	$534,067	$462,249	2.46%	1.98%	-4.70%
Associated Cmnty Bancorp Inc	CT Community Bank NA	Westport	CT	Bank	8	$171,586	$277,498	0.79%	1.19%	17.38%
Charles Schwab Corp.	U.S. Trust Company NA	New York	NY	Bank	2	$200,897	$190,242	0.93%	0.81%	-1.80%
Bank of New Canaan	Bank of New Canaan	New Canaan	CT	Bank	2	$56,609	$122,135	0.26%	0.52%	29.22%
Wilton Bank	Wilton Bank	Wilton	CT	Bank	2	$84,080	$93,974	0.39%	0.40%	3.78%
PNC Financial Services Group	RBS National Bank	Bridgeport	CT	Bank	1	$0	$76,986	0.00%	0.33%	N.M.
U.S.B. Holding Co.	Union State Bank	Nanuet	NY	Bank	1	$82,582	$61,972	0.38%	0.27%	-9.13%
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	5	$0	$36,480	0.00%	0.16%	N.M.
Urban Financial Group Inc.	Community's Bank	Bridgeport	CT	Bank	1	$16,540	$24,909	0.08%	0.11%	14.62%
Tompkins Trustco Inc.	Darien Rowayton Bank	Darien	CT	Bank	1	$0	$11,959	0.00%	0.05%	N.M.
First Republic Bank	First Republic Bank	Las Vegas	NV	Bank	1	$0	$10,214	0.00%	0.04%	N.M.
TOTAL BANKS					**201**	**$12,286,586**	**$12,671,847**	**56.65%**	**54.24%**	**1.03%**
People's Bank (MHC)	People's Bank (MHC)	Bridgeport	CT	SB	63	$5,002,729	$5,089,256	23.07%	21.78%	0.57%
Citigroup Inc.	Citibank FSB	Reston	VA	Thrift	10	$804,964	$1,288,624	3.71%	5.52%	16.98%
Fairfield County Bank Corp.	Fairfield County Bank Corp.	Ridgefield	CT	SB	16	$838,329	$1,020,314	3.87%	4.37%	6.77%
Union Savings Bank	Union Savings Bank	Danbury	CT	SB	13	$790,620	$898,091	3.65%	3.84%	4.34%
First County Bank	First County Bank	Stamford	CT	SB	13	$730,689	$773,779	3.37%	3.31%	1.93%
Newtown Savings Bank	Newtown Savings Bank	Newtown	CT	SB	11	$352,374	$439,716	1.62%	1.88%	7.66%
Savings Bank of Danbury	Savings Bank of Danbury	Danbury	CT	SB	9	$334,989	$383,193	1.54%	1.64%	4.58%
NewMil Bancorp Inc.	NewMil Bank	New Milford	CT	SB	9	$262,477	$283,619	1.21%	1.21%	2.62%
Sound Federal Bancorp Inc.	Sound Federal Savings	White Plains	NY	Thrift	4	$61,836	$224,295	0.29%	0.96%	53.65%
NewAlliance Bancshares Inc.	NewAlliance Bank	New Haven	CT	SB	6	$204,881	$177,032	0.94%	0.76%	-4.75%
Washington Mutual, Inc.	Washington Mutual Bank	Henderson	NV	Thrift	12	$0	$56,544	0.00%	0.24%	N.M.
Naugatuck Valley Finl (MHC)	Naugatuck Valley S&L	Naugatuck	CT	Thrift	1	$18,978	$28,387	0.09%	0.12%	14.36%
Northern Trust Corp.	Northern Trust Bank FSB	Bloomfield Hills	MI	Thrift	1	$0	$27,939	0.00%	0.12%	N.M.
TOTAL SAVINGS INSTITUTIONS					**168**	**$9,402,866**	**$10,690,789**	**43.35%**	**45.76%**	**4.37%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**369**	**$21,689,452**	**$23,362,636**	**100.00%**	**100.00%**	**2.51%**
CONNECTICUT					**1,232**	**$69,985,952**	**$79,183,891**	**100.00%**	**100.00%**	**4.20%**
BANKS					**596**	**$40,088,654**	**$44,580,457**	**57.28%**	**56.30%**	**3.60%**
SAVINGS INSTITUTIONS					**636**	**$29,897,298**	**$34,603,434**	**42.72%**	**43.70%**	**4.99%**

Sources: SNL Financial & FDIC.

Exhibit II-3
People's Bank
Hartford County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2003 ($000)	Total Deposits as of June 30, 2006 ($000)	Market Share 2003 (%)	Market Share 2006 (%)	2003-2006 CAGR (%)
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	46	$8,726,538	$9,670,588	42.36%	41.32%	3.48%
Webster Financial Corp.	Webster Bank NA	Waterbury	CT	Bank	48	$3,920,966	$3,969,751	19.03%	16.96%	0.41%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	26	$1,855,698	$1,897,782	9.01%	8.11%	0.75%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	5	$213,449	$299,107	1.04%	1.28%	11.90%
Simsbury Bank & Trust Co.	Simsbury Bank & Trust Co.	Simsbury	CT	Bank	5	$166,174	$195,969	0.81%	0.84%	5.65%
First National Bank	First National Bank	Suffield	CT	Bank	4	$138,181	$156,786	0.67%	0.67%	4.30%
Valley Bank	Valley Bank	Bristol	CT	Bank	1	$70,774	$121,865	0.34%	0.52%	19.86%
CT River Community Bk	CT River Community Bk	Wethersfield	CT	Bank	2	$13,511	$76,983	0.07%	0.33%	78.61%
Bankers Bank Northeast	Bankers Bank Northeast	Glastonbury	CT	Bank	1	$35,309	$72,599	0.17%	0.31%	27.16%
Connecticut Bank & Trust Co	Connecticut Bank & Trust Co	Hartford	CT	Bank	3	$0	$70,082	0.00%	0.30%	N.M.
Charles Schwab Corp.	U.S. Trust Company NA	New York	NY	Bank	2	$2,822	$50,593	0.01%	0.22%	161.72%
First Litchfield Financial	First NB of Litchfield	Litchfield	CT	Bank	1	$0	$6,602	0.00%	0.03%	N.M.
Chittenden Corp.	Bank of Western Massachusetts	Springfield	MA	Bank	1	$0	$1,514	0.00%	0.01%	N.M.
Urban Financial Group Inc.	Community's Bank	Bridgeport	CT	Bank	0	$26,705	$0	0.13%	0.00%	-100.00%
TOTAL BANKS					**145**	**$15,170,127**	**$16,590,221**	**73.64%**	**70.89%**	**3.03%**
People's Bank (MHC)	People's Bank (MHC)	Bridgeport	CT	SB	35	$1,273,727	$1,433,358	6.18%	6.12%	4.01%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	28	$1,172,833	$1,337,628	5.69%	5.72%	4.48%
NewAlliance Bancshares Inc.	NewAlliance Bank	New Haven	CT	SB	16	$1,309,415	$1,228,145	6.36%	5.25%	-2.11%
Farmington Savings Bank	Farmington Savings Bank	Farmington	CT	SB	14	$568,938	$742,400	2.76%	3.17%	9.28%
Prudential Financial Inc.	Prudential B&T FSB	Hartford	CT	Thrift	1	$91,003	$486,428	0.44%	2.08%	74.85%
Rockville Financial Inc. (MHC)	Rockville Bank (MHC)	South Windsor	CT	SB	11	$213,419	$421,310	1.04%	1.80%	25.45%
Royal Bank of Scotland Group	Citizens Bank of CT	New London	CT	SB	7	$122,508	$333,486	0.59%	1.43%	39.63%
Windsor Federal MHC	Windsor FS&LA (MHC)	Windsor	CT	Thrift	5	$185,845	$226,091	0.90%	0.97%	6.75%
New England Bancshares	Enfield FS&LA (MHC)	Enfield	CT	Thrift	7	$166,349	$183,030	0.81%	0.78%	3.24%
Collinsville Savings Society	Collinsville Savings Society	Collinsville	CT	SB	2	$82,695	$102,844	0.40%	0.44%	7.54%
Connecticut Mutual Holding Co.	Northwest Community Bank (MHC)	Winsted	CT	SB	3	$69,968	$72,705	0.34%	0.31%	1.29%
Peyton Street Independent Finl	InsurBanc	Farmington	CT	Thrift	1	$27,325	$67,858	0.13%	0.29%	35.42%
Liberty Bank	Liberty Bank	Middletown	CT	SB	1	$51,006	$66,499	0.25%	0.28%	9.24%
Torrington Savings Bank	Torrington Savings Bank	Torrington	CT	SB	1	$59,370	$56,962	0.29%	0.24%	-1.37%
SI Financial Group Inc. (MHC)	Savings Institute Bank & Trust	Willimantic	CT	Thrift	2	$36,872	$52,894	0.18%	0.23%	12.78%
TOTAL SAVINGS INSTITUTIONS					**134**	**$5,431,273**	**$6,811,638**	**26.36%**	**29.11%**	**7.84%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**279**	**$20,601,400**	**$23,401,859**	**100.00%**	**100.00%**	**4.34%**
CONNECTICUT					**1,232**	**$69,985,952**	**$79,183,891**	**100.00%**	**100.00%**	**4.20%**
BANKS					**596**	**$40,088,654**	**$44,580,457**	**57.28%**	**56.30%**	**3.60%**
SAVINGS INSTITUTIONS					**636**	**$29,897,298**	**$34,603,434**	**42.72%**	**43.70%**	**4.99%**

Sources: SNL Financial & FDIC.

Exhibit II-3
People's Bank
Litchfield County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2003 ($000)	Total Deposits as of June 30, 2006 ($000)	Market Share 2003 (%)	Market Share 2006 (%)	2003-2006 CAGR (%)
Webster Financial Corp.	Webster Bank NA	Waterbury	CT	Bank	9	$450,338	$524,977	12.46%	13.66%	5.24%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	8	$406,187	$313,770	11.24%	8.16%	-8.25%
First Litchfield Financial	First NB of Litchfield	Litchfield	CT	Bank	7	$290,817	$300,343	8.05%	7.82%	1.08%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	4	$143,942	$290,367	3.98%	7.56%	26.35%
Salisbury Bancorp Inc.	Salisbury Bank & Trust Co.	Lakeville	CT	Bank	5	$268,092	$285,597	7.42%	7.43%	2.13%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	4	$176,951	$159,019	4.90%	4.14%	-3.50%
Iron Bancshares Inc.	National Iron Bank	Salisbury	CT	Bank	4	$88,128	$88,984	2.44%	2.32%	0.32%
Valley Bank	Valley Bank	Bristol	CT	Bank	1	$4,867	$20,177	0.13%	0.53%	60.64%
TOTAL BANKS					**42**	**$1,829,322**	**$1,983,234**	**50.62%**	**51.61%**	**2.73%**
Torrington Savings Bank	Torrington Savings Bank	Torrington	CT	SB	6	$483,365	$469,252	13.38%	12.21%	-0.98%
Thomaston Savings Bank	Thomaston Savings Bank	Thomaston	CT	SB	6	$330,308	$342,540	9.14%	8.91%	1.22%
NewMil Bancorp Inc.	NewMil Bank	New Milford	CT	SB	9	$276,600	$303,185	7.65%	7.89%	3.11%
People's Bank (MHC)	People's Bank (MHC)	Bridgeport	CT	SB	6	$163,396	$152,947	4.52%	3.98%	-2.18%
Connecticut Mutual Holding Co.	Litchfield Bancorp (MHC)	Litchfield	CT	SB	5	$132,018	$145,678	3.65%	3.79%	3.34%
Connecticut Mutual Holding Co.	Northwest Community Bank (MHC)	Winsted	CT	SB	5	$134,843	$138,480	3.73%	3.60%	0.89%
Union Savings Bank	Union Savings Bank	Danbury	CT	SB	5	$98,762	$123,973	2.73%	3.23%	7.87%
Nutmeg Financial MHC Inc.	Naugatuck Savings Bank	Naugatuck	CT	SB	2	$51,532	$57,885	1.43%	1.51%	3.95%
Newtown Savings Bank	Newtown Savings Bank	Newtown	CT	SB	1	$34,818	$46,237	0.96%	1.20%	9.92%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	1	$52,456	$45,982	1.45%	1.20%	-4.30%
Savings Bank of Danbury	Savings Bank of Danbury	Danbury	CT	SB	1	$26,158	$33,600	0.72%	0.87%	8.70%
TOTAL SAVINGS INSTITUTIONS					**47**	**$1,784,256**	**$1,859,759**	**49.38%**	**48.39%**	**1.39%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**89**	**$3,613,578**	**$3,842,993**	**100.00%**	**100.00%**	**2.07%**
CONNECTICUT					**1,232**	**$69,985,952**	**$79,183,891**	**100.00%**	**100.00%**	**4.20%**
BANKS					**596**	**$40,088,654**	**$44,580,457**	**57.28%**	**56.30%**	**3.60%**
SAVINGS INSTITUTIONS					**636**	**$29,897,298**	**$34,603,434**	**42.72%**	**43.70%**	**4.99%**

Sources: SNL Financial & FDIC.

Exhibit II-3
People's Bank
Middlesex County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2003 ($000)	Total Deposits as of June 30, 2006 ($000)	Market Share 2003 (%)	Market Share 2006 (%)	2003-2006 CAGR (%)
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	12	$306,315	$280,803	11.29%	9.19%	-2.86%
Webster Financial Corp.	Webster Bank NA	Waterbury	CT	Bank	4	$171,522	$218,169	6.32%	7.14%	8.35%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	4	$72,530	$156,809	2.67%	5.13%	29.31%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	4	$71,381	$89,959	2.63%	2.94%	8.02%
Charles Schwab Corp.	U.S. Trust Company NA	New York	NY	Bank	1	$0	$1	0.00%	0.00%	N.M.
TOTAL BANKS					25	$621,748	$745,741	22.91%	24.41%	9.52%
Liberty Bank	Liberty Bank	Middletown	CT	SB	18	$998,010	$1,113,419	36.78%	36.45%	3.71%
Royal Bank of Scotland Group	Citizens Bank of CT	New London	CT	SB	12	$627,987	$725,015	23.14%	23.73%	4.91%
People's Bank (MHC)	People's Bank (MHC)	Bridgeport	CT	SB	4	$210,220	$178,708	7.75%	5.85%	-5.27%
NewAlliance Bancshares Inc.	NewAlliance Bank	New Haven	CT	SB	7	$136,677	$158,236	5.04%	5.18%	5.00%
Essex Savings Bank	Essex Savings Bank	Essex	CT	SB	3	$118,939	$133,713	4.38%	4.38%	3.98%
TOTAL SAVINGS INSTITUTIONS					44	$2,091,833	$2,309,091	77.09%	75.59%	3.35%
TOTAL BANKS AND SAVINGS INSTITUTIONS					69	$2,713,581	$3,054,832	100.00%	100.00%	4.03%
CONNECTICUT					1,232	$69,985,952	$79,183,891	100.00%	100.00%	4.20%
BANKS					596	$40,088,654	$44,580,457	57.28%	56.30%	3.60%
SAVINGS INSTITUTIONS					636	$29,897,298	$34,603,434	42.72%	43.70%	4.99%

Sources: SNL Financial & FDIC.

Exhibit II-3
People's Bank
New Haven County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2003 ($000)	Total Deposits as of June 30, 2006 ($000)	Market Share 2003 (%)	Market Share 2006 (%)	2003-2006 CAGR (%)
Webster Financial Corp.	Webster Bank NA	Waterbury	CT	Bank	34	$2,614,932	$4,476,359	17.81%	25.24%	19.62%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	30	$2,222,631	$2,743,965	15.14%	15.47%	7.28%
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	37	$2,004,113	$1,550,409	13.65%	8.74%	-8.20%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	29	$1,228,107	$1,208,889	8.37%	6.82%	-0.52%
North Fork Bancorp.	Superior Svg of New England NA	Branford	CT	Bank	1	$431,683	$799,886	2.94%	4.51%	22.83%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	Columbus	OH	Bank	2	$179,031	$211,929	1.22%	1.19%	5.78%
Southern Connecticut Bancorp	Bank of Southern Connecticut	New Haven	CT	Bank	4	$36,954	$75,486	0.25%	0.43%	26.88%
Castle Bank & Trust Company	Castle Bank & Trust Company	Meriden	CT	Bank	2	$41,752	$42,733	0.28%	0.24%	0.78%
Apple Valley Bank & Trust	Apple Valley Bank & Trust	Cheshire	CT	Bank	1	$31,145	$42,715	0.21%	0.24%	11.10%
Prime Bank	Prime Bank	Orange	CT	Bank	1	$32,877	$33,419	0.22%	0.19%	0.55%
Commerce Bancorp Inc.	Commerce Bank NA	Philadelphia	PA	Bank	1	$0	$2,465	0.00%	0.01%	N.M.
TOTAL BANKS					**142**	**$8,823,225**	**$11,188,255**	**60.11%**	**63.07%**	**8.24%**
NewAlliance Bancshares Inc.	NewAlliance Bank	New Haven	CT	SB	28	$1,714,035	$1,974,258	11.68%	11.13%	4.82%
People's Bank (MHC)	People's Bank (MHC)	Bridgeport	CT	SB	32	$1,344,928	$1,520,607	9.16%	8.57%	4.18%
Royal Bank of Scotland Group	Citizens Bank of CT	New London	CT	SB	16	$849,227	$1,073,364	5.79%	6.05%	8.12%
Nutmeg Financial MHC Inc.	Naugatuck Savings Bank	Naugatuck	CT	SB	10	$422,656	$476,696	2.88%	2.69%	4.09%
Guilford Savings Bank	Guilford Savings Bank	Guilford	CT	SB	5	$331,435	$356,365	2.26%	2.01%	2.45%
Milford Bank	Milford Bank	Milford	CT	SB	6	$230,589	$259,753	1.57%	1.46%	4.05%
Naugatuck Valley Finl (MHC)	Naugatuck Valley S&L	Naugatuck	CT	Thrift	5	$169,861	$241,189	1.16%	1.36%	12.40%
Liberty Bank	Liberty Bank	Middletown	CT	SB	4	$207,837	$231,011	1.42%	1.30%	3.59%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	6	$451,872	$216,577	3.08%	1.22%	-21.74%
Newtown Savings Bank	Newtown Savings Bank	Newtown	CT	SB	3	$76,604	$81,317	0.52%	0.46%	2.01%
Thomaston Savings Bank	Thomaston Savings Bank	Thomaston	CT	SB	1	$23,016	$36,684	0.16%	0.21%	16.81%
NewMil Bancorp Inc.	NewMil Bank	New Milford	CT	SB	2	$33,657	$36,370	0.23%	0.21%	2.62%
Savings Bank of Danbury	Savings Bank of Danbury	Danbury	CT	SB	2	$0	$26,795	0.00%	0.15%	N.M.
Union Savings Bank	Union Savings Bank	Danbury	CT	SB	1	$0	$18,838	0.00%	0.11%	N.M.
TOTAL SAVINGS INSTITUTIONS					**121**	**$5,855,717**	**$6,549,824**	**39.89%**	**36.93%**	**3.80%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**263**	**$14,678,942**	**$17,738,079**	**100.00%**	**100.00%**	**6.51%**
CONNECTICUT					**1,232**	**$69,985,952**	**$79,183,891**	**100.00%**	**100.00%**	**4.20%**
BANKS					**596**	**$40,088,654**	**$44,580,457**	**57.28%**	**56.30%**	**3.60%**
SAVINGS INSTITUTIONS					**636**	**$29,897,298**	**$34,603,434**	**42.72%**	**43.70%**	**4.99%**

Sources: SNL Financial & FDIC.

Exhibit II-3
People's Bank
New London County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2003 ($000)	Total Deposits as of June 30, 2006 ($000)	Market Share 2003 (%)	Market Share 2006 (%)	2003-2006 CAGR (%)
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	12	$449,892	$408,188	12.36%	9.09%	-3.19%
Webster Financial Corp.	Webster Bank NA	Waterbury	CT	Bank	2	$23,377	$70,172	0.64%	1.56%	44.25%
Washington Trust Bancorp Inc.	Washington Trust Company	Westerly	RI	Bank	3	$52,229	$68,106	1.44%	1.52%	9.25%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	1	$24,601	$59,196	0.68%	1.32%	34.00%
TOTAL BANKS					**18**	**$550,099**	**$605,662**	**15.11%**	**13.48%**	**3.26%**
Royal Bank of Scotland Group	Citizens Bank of CT	New London	CT	SB	13	$982,810	$1,584,988	27.00%	35.28%	17.27%
People's Bank (MHC)	People's Bank (MHC)	Bridgeport	CT	SB	12	$558,108	$553,062	15.33%	12.31%	-0.30%
Chelsea Groton Savings Bank	Chelsea Groton Savings Bank	Norwich	CT	SB	14	$510,639	$529,067	14.03%	11.78%	1.19%
Liberty Bank	Liberty Bank	Middletown	CT	SB	8	$347,594	$384,321	9.55%	8.56%	3.40%
Dime Bank	Dime Bank	Norwich	CT	SB	8	$320,277	$382,555	8.80%	8.52%	6.10%
Eastern Federal Bank	Eastern Federal Bank	Norwich	CT	Thrift	4	$134,202	$139,215	3.69%	3.10%	1.23%
SI Financial Group Inc. (MHC)	Savings Institute Bank & Trust	Willimantic	CT	Thrift	6	$96,395	$127,289	2.65%	2.83%	9.71%
Jewett City Savings Bank	Jewett City Savings Bank	Jewett City	CT	SB	1	$97,819	$94,466	2.69%	2.10%	-1.16%
Essex Savings Bank	Essex Savings Bank	Essex	CT	SB	1	$41,632	$47,580	1.14%	1.06%	4.55%
PSB Holdings Inc. (MHC)	Putnam Savings Bank (MHC)	Putnam	CT	Thrift	2	$0	$44,123	0.00%	0.98%	N.M.
TOTAL SAVINGS INSTITUTIONS					**69**	**$3,089,476**	**$3,886,666**	**84.89%**	**86.52%**	**7.95%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**87**	**$3,639,575**	**$4,492,328**	**100.00%**	**100.00%**	**7.27%**
CONNECTICUT					**1,232**	**$69,985,952**	**$79,183,891**	**100.00%**	**100.00%**	**4.20%**
BANKS					**596**	**$40,088,654**	**$44,580,457**	**57.28%**	**56.30%**	**3.60%**
SAVINGS INSTITUTIONS					**636**	**$29,897,298**	**$34,603,434**	**42.72%**	**43.70%**	**4.99%**

Sources: SNL Financial & FDIC.

Exhibit II-3
People's Bank
Tolland County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2003 ($000)	Total Deposits as of June 30, 2006 ($000)	Market Share 2003 (%)	Market Share 2006 (%)	2003-2006 CAGR (%)
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	5	$209,959	$198,839	11.82%	10.31%	-1.80%
Webster Financial Corp.	Webster Bank NA	Waterbury	CT	Bank	2	$58,040	$85,344	3.27%	4.42%	13.71%
TD Banknorth Inc.	TD Banknorth NA	Portland	ME	Bank	1	$50,737	$38,897	2.86%	2.02%	-8.48%
Connecticut Bank & Trust Co	Connecticut Bank & Trust Co	Hartford	CT	Bank	1	$0	$5,795	0.00%	0.30%	N.M.
TOTAL BANKS					9	$318,736	$328,875	17.94%	17.05%	1.05%
NewAlliance Bancshares Inc.	NewAlliance Bank	New Haven	CT	SB	12	$656,640	$604,487	36.97%	31.34%	-2.72%
Rockville Financial Inc. (MHC)	Rockville Bank (MHC)	South Windsor	CT	SB	7	$332,796	$466,179	18.74%	24.17%	11.89%
People's Bank (MHC)	People's Bank (MHC)	Bridgeport	CT	SB	4	$176,386	$190,587	9.93%	9.88%	2.61%
Stafford Savings Bank	Stafford Savings Bank	Stafford Springs	CT	SB	3	$147,465	$144,382	8.30%	7.49%	-0.70%
SI Financial Group Inc. (MHC)	Savings Institute Bank & Trust	Willimantic	CT	Thrift	3	$67,242	$108,764	3.79%	5.64%	17.39%
Liberty Bank	Liberty Bank	Middletown	CT	SB	1	$60,995	$70,539	3.43%	3.66%	4.97%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	1	$16,013	$14,118	0.90%	0.73%	-4.11%
New England Bancshares	Enfield FS&LA (MHC)	Enfield	CT	Thrift	1	$0	$829	0.00%	0.04%	N.M.
TOTAL SAVINGS INSTITUTIONS					32	$1,457,537	$1,599,885	82.06%	82.95%	3.15%
TOTAL BANKS AND SAVINGS INSTITUTIONS					41	$1,776,273	$1,928,760	100.00%	100.00%	2.78%
CONNECTICUT					1,232	$69,985,952	$79,183,891	100.00%	100.00%	4.20%
BANKS					596	$40,088,654	$44,580,457	57.28%	56.30%	3.60%
SAVINGS INSTITUTIONS					636	$29,897,298	$34,603,434	42.72%	43.70%	4.99%

Sources: SNL Financial & FDIC.

Exhibit II-3
People's Bank
Windham County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2003 ($000)	Total Deposits as of June 30, 2006 ($000)	Market Share 2003 (%)	Market Share 2006 (%)	2003-2006 CAGR (%)
Bank of America Corp.	Bank of America NA	Charlotte	NC	Bank	5	$203,860	$169,387	16.01%	12.43%	-5.99%
Citizens National Bancorp	Citizens National Bank	Putnam	CT	Bank	5	$149,300	$150,127	11.73%	11.02%	0.18%
Westbank Corp.	Westbank	West Springfield	MA	Bank	4	$135,651	$147,108	10.65%	10.80%	2.74%
TOTAL BANKS					**14**	**$488,811**	**$466,622**	**38.39%**	**34.25%**	**-1.54%**
SI Financial Group Inc. (MHC)	Savings Institute Bank & Trust	Willimantic	CT	Thrift	7	$220,437	$258,128	17.31%	18.95%	5.40%
PSB Holdings Inc. (MHC)	Putnam Savings Bank (MHC)	Putnam	CT	Thrift	4	$192,337	$254,866	15.11%	18.71%	9.84%
Liberty Bank	Liberty Bank	Middletown	CT	SB	2	$106,920	$123,737	8.40%	9.08%	4.99%
Jewett City Savings Bank	Jewett City Savings Bank	Jewett City	CT	SB	2	$81,028	$82,172	6.36%	6.03%	0.47%
People's Bank (MHC)	People's Bank (MHC)	Bridgeport	CT	SB	2	$108,950	$73,550	8.56%	5.40%	-12.28%
Royal Bank of Scotland Group	Citizens Bank of CT	New London	CT	SB	1	$42,491	$50,973	3.34%	3.74%	6.25%
NewAlliance Bancshares Inc.	NewAlliance Bank	New Haven	CT	SB	2	$32,177	$41,414	2.53%	3.04%	8.78%
Eastern Federal Bank	Eastern Federal Bank	Norwich	CT	Thrift	1	$0	$10,942	0.00%	0.80%	N.M.
TOTAL SAVINGS INSTITUTIONS					**21**	**$784,340**	**$895,782**	**61.61%**	**65.75%**	**4.53%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**35**	**$1,273,151**	**$1,362,404**	**100.00%**	**100.00%**	**2.28%**
CONNECTICUT					**1,232**	**$69,985,952**	**$79,183,891**	**100.00%**	**100.00%**	**4.20%**
BANKS					**596**	**$40,088,654**	**$44,580,457**	**57.28%**	**56.30%**	**3.60%**
SAVINGS INSTITUTIONS					**636**	**$29,897,298**	**$34,603,434**	**42.72%**	**43.70%**	**4.99%**

Sources: SNL Financial & FDIC.

EXHIBIT III-1

General Characteristics of Publicly-Traded Thrifts and Banks

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
Thrift Institutions									
MidAtlantic Companies									
SOV	Sovereign Bancorp, Inc.	Philadelphia	PA	NYSE	$88,753,067	08/12/1986	$11,143.0	789	MA(241),PA(202),NJ(171),NY(78),CT(36),RI(30),NH(21),MD
HCBK	Hudson City Bancorp, Inc.	Paramus	NJ	NASDAQ	31,329,322	06/07/2005	7,683.3	107	NJ(87),NY(18),CT(4)
NYB	New York Community Bancorp, Inc.	Westbury	NY	NYSE	28,728,824	11/23/1993	4,865.7	169	NY(163),NJ(8)
AF	Astoria Financial Corporation	Lake Success	NY	NYSE	21,861,475	11/18/1993	3,135.5	86	NY(86)
FNFG	First Niagara Financial Group, Inc.	Lockport	NY	NASDAQ	8,011,500	01/21/2003	1,592.6	125	NY(125)
NWSB	Northwest Bancorp, Inc. (MHC)	Warren	PA	NASDAQ	6,584,387	11/07/1994	1,352.2	161	PA(136),NY(13),OH(5),MD(4),FL(2)
PFS	Provident Financial Services, Inc.	Jersey City	NJ	NYSE	5,860,183	01/15/2003	1,218.4	77	NJ(77)
ISBC	Investors Bancorp, Inc. (MHC)	Short Hills	NJ	NASDAQ	5,497,246	10/12/2005	1,718.6	47	NJ(47)
PRTR	Partners Trust Financial Group, Inc.	Utica	NY	NASDAQ	3,793,591	07/15/2004	495.2	36	NY(35)
DCOM	Dime Community Bancshares, Inc.	Brooklyn	NY	NASDAQ	3,123,921	06/26/1996	540.4	21	NY(21)
WSFS	WSFS Financial Corporation	Wilmington	DE	NASDAQ	3,036,630	11/26/1986	413.0	26	DE(24),PA(2)
KNBT	KNBT Bancorp, Inc.	Bethlehem	PA	NASDAQ	2,994,485	11/03/2003	470.8	60	PA(59)
TRST	TrustCo Bank Corp NY	Glenville	NY	NASDAQ	2,967,789	NA	836.5	81	NY(68),FL(14),MA(1),NJ(1),VT(1)
PBNY	Provident New York Bancorp	Montebello	NY	NASDAQ	2,780,419	01/15/2004	608.7	37	NY(34),NJ(1)
FFIC	Flushing Financial Corporation	Lake Success	NY	NASDAQ	2,640,242	11/21/1995	384.2	13	NY(12)
PFSB	PennFed Financial Services, Inc.	West Orange	NJ	NASDAQ	2,306,510	07/15/1994	234.5	24	NJ(24)
OCFC	OceanFirst Financial Corp.	Toms River	NJ	NASDAQ	2,100,745	07/03/1996	278.4	19	NJ(19)
KRNY	Kearny Financial Corp (MHC)	Fairfield	NJ	NASDAQ	2,007,525	02/24/2005	1,162.0	26	NJ(26)
ESBF	ESB Financial Corporation	Ellwood City	PA	NASDAQ	1,898,650	06/13/1990	135.4	23	PA(23)
PVSA	Parkvale Financial Corporation	Monroeville	PA	NASDAQ	1,858,715	07/16/1987	181.6	46	PA(40),OH(5),WV(2)
WFBC	Willow Financial Bancorp, Inc.	Wayne	PA	NASDAQ	1,576,735	04/04/2002	244.7	28	PA(28)
FMCO	FMS Financial Corporation	Burlington	NJ	NASDAQ	1,244,639	12/14/1988	203.0	42	NJ(42)
SYNF	Synergy Financial Group, Inc.	Cranford	NJ	NASDAQ	999,687	01/21/2004	182.9	20	NJ(20)
ROMA	Roma Financial Corporation (MHC)	Robbinsville	NJ	NASDAQ	948,604	07/12/2006	507.3	8	NJ(8)
GLK	Great Lakes Bancorp, Inc.	Buffalo	NY	NYSE	942,124	NA	177.3	13	NY(13)
SVBI	Severn Bancorp, Inc.	Annapolis	MD	NASDAQ	904,706	NA	176.2	3	MD(3)
ABBC	Abington Community Bancorp, Inc. (MHC)	Jenkintown	PA	NASDAQ	894,251	12/17/2004	240.8	13	PA(13)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	Clifton	NJ	NASDAQ	830,929	03/04/2004	344.7	10	NJ(10)
BCSB	BCSB Bankcorp, Inc. (MHC)	Baltimore	MD	NASDAQ	809,296	07/08/1998	77.1	18	MD(18)
HARL	Harleysville Savings Financial Corporation	Harleysville	PA	NASDAQ	775,181	08/04/1987	68.2	6	PA(6)
FXCB	Fox Chase Bancorp Inc. (MHC)	Hatboro	PA	NASDAQ	735,539	10/02/2006	NA	9	PA(7),NJ(3)
FSBI	Fidelity Bancorp, Inc.	Pittsburgh	PA	NASDAQ	728,113	06/24/1988	56.1	13	PA(13)
THRD	TF Financial Corporation	Newtown	PA	NASDAQ	674,134	07/13/1994	89.4	15	PA(12),NJ(3)
CNY	Carver Bancorp, Inc.	New York	NY	AMEX	654,567	10/25/1994	42.2	10	NY(10)
PBCI	Pamrapo Bancorp, Inc.	Bayonne	NJ	NASDAQ	644,029	11/14/1989	97.3	11	NJ(11)
OSHC	Ocean Shore Holding Company (MHC)	Ocean City	NJ	NASDAQ	562,256	12/22/2004	110.9	7	NJ(7)
FKFS	First Keystone Financial, Inc.	Media	PA	NASDAQ	528,922	01/26/1995	40.0	8	PA(8)
ABNJ	American Bancorp of New Jersey, Inc.	Bloomfield	NJ	NASDAQ	509,016	10/06/2005	166.9	2	NJ(2)
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH(	Philadelphia	PA	NASDAQ	466,757	03/30/2005	162.5	6	PA(6)
WSB	Washington Savings Bank, F.S.B.	Bowie	MD	AMEX	444,074	08/03/1988	70.9	5	MD(5)
ONFC	Oneida Financial Corp. (MHC)	Oneida	NY	NASDAQ	436,822	12/30/1998	90.5	10	NY(10)
WVFC	WVS Financial Corp.	Pittsburgh	PA	NASDAQ	423,183	11/29/1993	38.3	6	PA(6)
MGYR	Magyar Bancorp, Inc. (MHC)	New Brunswick	NJ	NASDAQ	410,736	01/24/2006	73.2	4	NJ(4)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
ALLB	Greater Delaware Valley Savings Bank (MHC)	Broomall	PA	NASDAQ	391,504	03/03/1995	82.6	9	PA(9)
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	Brooklyn	NY	NASDAQ	379,227	04/06/2005	165.8	4	NY(4)
COBK	Colonial Bankshares, Inc. (MHC)	Bridgeton	NJ	NASDAQ	359,083	06/30/2005	57.9	6	NJ(6)
LSBK	Lake Shore Bancorp, Inc. (MHC)	Dunkirk	NY	NASDAQ	350,956	04/04/2006	76.0	8	NY(8)
ESBK	Elmira Savings Bank, FSB	Elmira	NY	NASDAQ	338,384	03/01/1985	35.0	6	NY(5),PA(1)
NECB	Northeast Community Bancorp, Inc. (MHC)	White Plains	NY	NASDAQ	312,218	07/06/2006	150.8	6	NY(6)
GCBC	Greene County Bancorp, Inc. (MHC)	Catskill	NY	NASDAQ	307,565	12/30/1998	63.3	8	NY(8)
ROME	Rome Bancorp, Inc.	Rome	NY	NASDAQ	298,652	03/31/2005	111.3	4	NY(4)
PBHC	Pathfinder Bancorp, Inc. (MHC)	Oswego	NY	NASDAQ	296,953	11/16/1995	35.5	8	NY(8)
FFCO	FedFirst Financial Corp. (MHC)	Monessen	PA	NASDAQ	267,751	04/07/2005	66.6	8	PA(8)
IFSB	Independence Federal Savings Bank	Washington	DC	NASDAQ	160,903	06/06/1985	16.3	5	DC(3),MD(2)
GOV	Gouverneur Bancorp, Inc. (MHC)	Gouverneur	NY	AMEX	127,770	03/23/1999	30.9	2	NY(2)
MidWest Companies									
FBC	Flagstar Bancorp, Inc.	Troy	MI	NYSE	$15,225,864	04/30/1997	$982.4	147	MI(109),IN(28),GA(10)
MAFB	MAF Bancorp, Inc.	Clarendon Hills	IL	NASDAQ	11,450,336	01/12/1990	1,404.5	82	IL(58),WI(24)
CFFN	Capitol Federal Financial (MHC)	Topeka	KS	NASDAQ	8,117,173	04/01/1999	2,713.4	37	KS(37)
ABCW	Anchor BanCorp Wisconsin Inc.	Madison	WI	NASDAQ	4,356,921	07/16/1992	646.3	60	WI(60)
BKMU	Bank Mutual Corporation	Milwaukee	WI	NASDAQ	3,503,016	10/30/2003	755.3	74	WI(73),MN(1)
TONE	TierOne Corporation	Lincoln	NE	NASDAQ	3,322,381	10/02/2002	602.6	70	NE(58),IA(9),KS(3)
FPFC	First Place Financial Corp.	Warren	OH	NASDAQ	3,113,210	01/04/1999	432.4	34	OH(29),MI(5)
UCFC	United Community Financial Corp.	Youngstown	OH	NASDAQ	2,640,549	07/09/1998	403.3	37	OH(36),PA(1)
CTZN	Citizens First Bancorp, Inc.	Port Huron	MI	NASDAQ	1,735,697	03/07/2001	247.4	24	MI(24)
BFIN	BankFinancial Corporation	Burr Ridge	IL	NASDAQ	1,671,630	06/24/2005	442.8	18	IL(17)
WAUW	Wauwatosa Holdings, Inc. (MHC)	Wauwatosa	WI	NASDAQ	1,575,301	10/05/2005	586.9	9	WI(9)
NASB	NASB Financial, Inc.	Grandview	MO	NASDAQ	1,550,347	09/27/1985	355.8	8	MO(8)
FDEF	First Defiance Financial Corp.	Defiance	OH	NASDAQ	1,514,666	10/02/1995	199.9	26	OH(26)
CITZ	CFS Bancorp, Inc.	Munster	IN	NASDAQ	1,281,831	07/24/1998	170.8	20	IN(11),IL(9)
PCBI	Peoples Community Bancorp, Inc.	West Chester	OH	NASDAQ	1,095,731	03/30/2000	94.1	20	OH(15),IN(5)
HMNF	HMN Financial, Inc.	Rochester	MN	NASDAQ	1,009,935	06/30/1994	149.3	12	MN(13),IA(2)
MFSF	MutualFirst Financial, Inc.	Muncie	IN	NASDAQ	978,881	12/30/1999	90.3	23	IN(21)
HFFC	HF Financial Corp.	Sioux Falls	SD	NASDAQ	961,294	04/08/1992	68.5	35	SD(34),MN(1)
PULB	Pulaski Financial Corp.	Saint Louis	MO	NASDAQ	938,888	12/03/1998	156.4	9	MO(9)
PVFC	PVF Capital Corp.	Solon	OH	NASDAQ	906,081	12/30/1992	82.7	17	OH(17)
LNCB	Lincoln Bancorp	Plainfield	IN	NASDAQ	880,786	12/30/1998	103.6	17	IN(17)
HFBC	HopFed Bancorp, Inc.	Hopkinsville	KY	NASDAQ	748,030	02/09/1998	61.0	14	KY(10),TN(4)
CASH	Meta Financial Group, Inc.	Storm Lake	IA	NASDAQ	746,810	09/20/1993	64.8	18	IA(13),SD(5)
FFSX	First Federal Bankshares, Inc.	Sioux City	IA	NASDAQ	612,535	04/14/1999	76.1	15	IA(13),NE(1)
MFBC	MFB Corp.	Mishawaka	IN	NASDAQ	506,298	03/25/1994	42.9	12	IN(10)
PFDC	Peoples Bancorp	Auburn	IN	NASDAQ	498,321	07/07/1987	64.3	15	IN(11),MI(4)
FFFD	North Central Bancshares, Inc.	Fort Dodge	IA	NASDAQ	496,241	03/21/1996	58.4	11	IA(11)
FCAP	First Capital, Inc.	Corydon	IN	NASDAQ	447,949	01/04/1999	52.0	11	IN(11)
ASBI	Ameriana Bancorp	New Castle	IN	NASDAQ	434,616	03/02/1987	44.2	10	IN(10)
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	NASDAQ	400,474	01/09/2003	49.9	11	OH(2)
LSBI	LSB Financial Corp.	Lafayette	IN	NASDAQ	369,127	02/03/1995	41.5	5	IN(5)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
UCBA	United Community Bancorp (MHC)	Lawrenceburg	IN	NASDAQ	354,707	03/31/2006	93.4	4	IN(5)
FFBI	First Federal Bancshares, Inc.	Colchester	IL	NASDAQ	345,762	08/17/2000	29.8	9	IL(6),MO(3)
RIVR	River Valley Bancorp	Madison	IN	NASDAQ	327,826	12/20/1996	29.8	8	IN(6),KY(1)
FFHS	First Franklin Corporation	Cincinnati	OH	NASDAQ	319,662	01/26/1988	27.0	8	OH(8)
CHEV	Cheviot Financial Corp. (MHC)	Cincinnati	OH	NASDAQ	302,162	01/06/2004	120.2	6	OH(6)
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	NASDAQ	294,551	04/07/1999	29.0	10	IN(10)
FBTC	First BancTrust Corporation	Paris	IL	NASDAQ	290,257	04/19/2001	28.1	6	IL(6)
FFNM	First Federal of Northern Michigan Bancorp, In	Alpena	MI	NASDAQ	284,270	04/04/2005	27.9	10	MI(10)
LBCP	Liberty Bancorp, Inc.	Liberty	MO	NASDAQ	281,345	07/24/2006	47.8	6	MO(6)
KFFB	Kentucky First Federal Bancorp (MHC)	Hazard	KY	NASDAQ	261,941	03/03/2005	88.1	1	KY(1)
JXSB	Jacksonville Bancorp, Inc. (MHC)	Jacksonville	IL	NASDAQ	258,026	04/21/1995	24.8	8	IL(8)
PFED	Park Bancorp, Inc.	Chicago	IL	NASDAQ	235,630	08/12/1996	37.3	3	IL(3)
FBSI	First Bancshares, Inc.	Mountain Grove	MO	NASDAQ	228,395	12/22/1993	25.1	10	MO(11)
CFBK	Central Federal Corporation	Fairlawn	OH	NASDAQ	219,020	12/30/1998	36.5	4	OH(4)
BRBI	Blue River Bancshares, Inc.	Shelbyville	IN	NASDAQ	214,296	06/24/1998	22.1	5	IN(4),KY(1)
FCLF	First Clover Leaf Financial Corp.	Edwardsville	IL	NASDAQ	181,016	07/11/2006	102.5	4	IL(4)
FFDF	FFD Financial Corporation	Dover	OH	NASDAQ	161,233	04/03/1996	18.5	3	OH(5)
HCFC	Home City Financial Corporation	Springfield	OH	NASDAQ	148,159	12/30/1996	13.3	2	OH(2)
FNFI	First Niles Financial, Inc.	Niles	OH	NASDAQ	98,726	10/27/1998	19.5	1	OH(1)
New England Companies									
PBCT	People's Bank (MHC)	Bridgeport	CT	NASDAQ	$11,004,700	07/06/1988	$5,799.9	159	CT(159)
NAL	NewAlliance Bancshares, Inc.	New Haven	CT	NYSE	7,112,215	04/02/2004	1,690.6	71	CT(71)
BRKL	Brookline Bancorp, Inc.	Brookline	MA	NASDAQ	2,381,365	07/10/2002	865.3	16	MA(16)
BHLB	Berkshire Hills Bancorp, Inc.	Pittsfield	MA	NASDAQ	2,147,989	06/28/2000	322.5	30	MA(23),NY(7)
RCKB	Rockville Financial, Inc. (MHC)	Vernon Rockville	CT	NASDAQ	1,149,344	05/23/2005	286.5	18	CT(18)
UBNK	United Financial Bancorp, Inc. (MHC)	West Springfield	MA	NASDAQ	961,843	07/13/2005	224.3	12	MA(12)
BFBC	Benjamin Franklin Bancorp, Inc.	Franklin	MA	NASDAQ	896,835	04/05/2005	118.8	10	MA(10)
MASB	MASSBANK Corp.	Reading	MA	NASDAQ	861,926	05/28/1986	141.3	15	MA(15)
WFD	Westfield Financial, Inc. (MHC)	Westfield	MA	AMEX	817,936	12/28/2001	336.5	10	MA(10)
LEGC	Legacy Bancorp, Inc.	Pittsfield	MA	NASDAQ	808,170	10/26/2005	158.8	11	MA(11)
SIFI	SI Financial Group, Inc. (MHC)	Willimantic	CT	NASDAQ	731,444	10/01/2004	148.4	18	CT(18)
NHTB	New Hampshire Thrift Bancshares, Inc.	Newport	NH	NASDAQ	671,360	05/22/1986	68.3	17	NH(17)
HIFS	Hingham Institution for Savings	Hingham	MA	NASDAQ	663,053	12/20/1988	79.4	8	MA(8)
CEBK	Central Bancorp, Inc.	Somerville	MA	NASDAQ	545,479	10/24/1986	48.5	11	MA(11)
LSBX	LSB Corporation	North Andover	MA	NASDAQ	515,885	05/02/1986	75.1	7	MA(6),NH(1)
PSBH	PSB Holdings, Inc. (MHC)	Putnam	CT	NASDAQ	474,417	10/05/2004	75.8	6	CT(6)
CBNK	Chicopee Bancorp, Inc.	Chicopee	MA	NASDAQ	438,495	07/20/2006	108.5	6	MA(6)
NVSL	Naugatuck Valley Financial Corp. (MHC)	Naugatuck	CT	NASDAQ	372,350	10/01/2004	84.0	9	CT(9)
NFSB	Newport Bancorp, Inc.	Newport	RI	NASDAQ	301,961	07/07/2006	68.3	5	RI(5)
NEBS	New England Bancshares, Inc.	Enfield	CT	NASDAQ	257,248	12/29/2005	69.5	8	CT(8)
MFLR	Mayflower Co-operative Bank	Middleboro	MA	NASDAQ	245,727	12/23/1987	26.9	6	MA(6)
SouthEast Companies									
BKUNA	BankUnited Financial Corporation	Coral Gables	FL	NASDAQ	$12,877,044	12/11/1985	$932.6	75	FL(75)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
BFF	BFC Financial Corporation	Fort Lauderdale	FL	NYSE	7,416,888	NA	207.3	79	FL(81)
BBX	BankAtlantic Bancorp, Inc.	Fort Lauderdale	FL	NYSE	6,402,357	11/29/1983	750.5	79	FL(81)
FFFL	Fidelity Bankshares, Inc.	West Palm Beach	FL	NASDAQ	4,234,980	05/15/2001	1,000.4	50	FL(50)
NTBK	NetBank, Inc.	Alpharetta	GA	NASDAQ	4,142,005	07/29/1997	266.1	1	GA(1)
HARB	Harbor Florida Bancshares, Inc.	Fort Pierce	FL	NASDAQ	3,219,540	03/19/1998	1,076.7	40	FL(40)
FFCH	First Financial Holdings, Inc.	Charleston	SC	NASDAQ	2,651,694	11/10/1983	422.6	48	SC(50),NC(1)
CFCP	Coastal Financial Corporation	Myrtle Beach	SC	NASDAQ	1,624,081	09/26/1990	311.1	22	SC(15),NC(7)
SUPR	Superior Bancorp	Birmingham	AL	NASDAQ	1,531,227	12/10/1998	305.0	38	AL(22),FL(19)
CHFN	Charter Financial Corporation (MHC)	West Point	GA	NASDAQ	1,105,187	10/17/2001	859.2	9	AL(7),GA(3)
FFBH	First Federal Bancshares of Arkansas, Inc.	Harrison	AR	NASDAQ	883,066	05/03/1996	115.0	17	AR(18)
ACFC	Atlantic Coast Federal Corporation (MHC)	Waycross	GA	NASDAQ	778,868	10/05/2004	254.1	11	FL(7),GA(4)
FDT	Federal Trust Corporation	Sanford	FL	AMEX	742,689	12/12/1997	92.6	8	FL(8)
PFSL	Pocahontas Bancorp, Inc.	Jonesboro	AR	NASDAQ	732,944	04/01/1998	81.9	21	AR(20),OK(1)
CSBC	Citizens South Banking Corporation	Gastonia	NC	NASDAQ	725,908	10/01/2002	104.6	14	NC(14)
CFFC	Community Financial Corporation	Staunton	VA	NASDAQ	435,313	03/30/1988	49.5	8	VA(9)
HBOS	Heritage Financial Group (MHC)	Albany	GA	NASDAQ	381,337	06/30/2005	172.7	7	GA(6),FL(1)
FCFL	First Community Bank Corporation of America	Pinellas Park	FL	NASDAQ	357,545	05/31/2003	76.7	7	FL(7)
JFBI	Jefferson Bancshares, Inc.	Morristown	TN	NASDAQ	327,137	07/02/2003	87.1	4	TN(3)
GAFC	Greater Atlantic Financial Corp.	Reston	VA	NASDAQ	318,169	06/28/1999	14.4	6	VA(4),MD(2)
SSFC	South Street Financial Corp.	Albemarle	NC	NASDAQ	257,887	10/03/1996	26.7	3	NC(3)
PEDE	Great Pee Dee Bancorp, Inc.	Cheraw	SC	NASDAQ	214,237	12/31/1997	28.8	3	SC(3)
SouthWest Companies									
FBTX	Franklin Bank Corp.	Houston	TX	NASDAQ	$5,095,829	12/18/2003	$505.7	37	TX(36)
UWBK	United Western Bancorp, Inc.	Denver	CO	NASDAQ	2,156,120	10/18/1996	158.8	1	CO(1)
VPFG	ViewPoint Financial Group (MHC)	Plano	TX	NASDAQ	1,538,639	10/03/2006	NA	31	TX(36)
TSH	Teche Holding Company	New Iberia	LA	AMEX	700,013	04/19/1995	117.6	19	LA(19)
GSLA	GS Financial Corp.	Metairie	LA	NASDAQ	172,741	04/01/1997	23.9	4	LA(4)
Western Companies									
WM	Washington Mutual, Inc.	Seattle	WA	NYSE	$350,884,000	03/11/1983	$41,940.6	2,050	CA,FL,TX,NY,WA,IL,OR,GA,NJ,AZ,CO,UT,NV,ID,CT,NH
NDE	IndyMac Bancorp, Inc.	Pasadena	CA	NYSE	23,756,442	11/10/1986	3,127.1	27	CA(27)
DSL	Downey Financial Corp.	Newport Beach	CA	NYSE	17,464,780	01/01/1971	1,933.9	170	CA(167),AZ(4)
FED	FirstFed Financial Corp.	Santa Monica	CA	NYSE	10,254,669	12/16/1983	981.0	30	CA(32)
WFSL	Washington Federal, Inc.	Seattle	WA	NASDAQ	8,803,135	11/17/1982	2,035.7	121	WA(44),OR(26),AZ(20),ID(16),UT(10),NV(3),TX(3)
PFB	PFF Bancorp, Inc.	Rancho Cucamong	CA	NYSE	4,487,517	03/29/1996	842.2	30	CA(30)
PROV	Provident Financial Holdings, Inc.	Riverside	CA	NASDAQ	1,622,470	06/28/1996	200.7	12	CA(12)
HWFG	Harrington West Financial Group, Inc.	Solvang	CA	NASDAQ	1,125,553	11/07/2002	92.5	16	CA(11),KS(3),AZ(2)
FMSB	First Mutual Bancshares, Inc.	Bellevue	WA	NASDAQ	1,103,173	12/17/1985	189.5	12	WA(12)
RPFG	Rainier Pacific Financial Group, Inc.	Tacoma	WA	NASDAQ	919,227	10/21/2003	121.1	14	WA(14)
FBNW	FirstBank NW Corp.	Clarkston	WA	NASDAQ	883,536	07/02/1997	178.7	22	OR(10),ID(9),WA(3)
FPTB	First PacTrust Bancorp, Inc.	Chula Vista	CA	NASDAQ	822,214	08/23/2002	123.2	9	CA(9)
RVSB	Riverview Bancorp, Inc.	Vancouver	WA	NASDAQ	793,325	10/01/1997	161.3	18	WA(14),OR(3)
HOME	Home Federal Bancorp, Inc. (MHC)	Nampa	ID	NASDAQ	756,678	12/07/2004	253.8	15	ID(14)
KFED	K-Fed Bancorp (MHC)	Covina	CA	NASDAQ	738,899	03/31/2004	228.9	7	CA(7)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
BOFI	B of I Holding, Inc.	San Diego	CA	NASDAQ	737,835	03/15/2005	56.0	1	CA(1)
PPBI	Pacific Premier Bancorp, Inc.	Costa Mesa	CA	NASDAQ	714,345	06/25/1997	63.3	5	CA(5)
TSBK	Timberland Bancorp, Inc.	Hoquiam	WA	NASDAQ	556,544	01/13/1998	142.0	21	WA(21)
BYFC	Broadway Financial Corporation	Los Angeles	CA	NASDAQ	284,048	01/09/1996	17.0	4	CA(4)
Commercial Banks									
MidAtlantic Companies									
C	Citigroup Inc.	New York	NY	NYSE	$1,626,551,000	NA	$247,938.8	942	CA(377),NY(251),TX(125),IL(58),FL(41),NV(22),CT(16),PR(16),DC(14),NJ(12),MD(11),\
JPM	JPMorgan Chase & Co.	New York	NY	NYSE	1,328,001,000	NA	165,691.2	3,092	NY,TX,IL,OH,MI,AZ,IN,LA,NJ,WI,CO,KY,CT,OK,UT,WV,FL,DE,CA,PA,AL,DC,GA,MA,R
BK	Bank of New York Company, Inc.	New York	NY	NYSE	108,881,000	NA	26,869.8	15	NY(4),CA(2),CT(2),FL(2),NJ(2),DE(1),MA(1),MO(1),WA(1)
PNC	PNC Financial Services Group, Inc.	Pittsburgh	PA	NYSE	94,914,000	NA	20,326.2	876	PA(357),NJ(306),KY(58),OH(46),DE(40),DC(30),VA(18),MD(10),IN(8),FL(2)
NFB	North Fork Bancorporation, Inc.	Melville	NY	NYSE	59,381,835	09/02/1982	13,611.8	351	NY(279),NJ(73),CT(1)
MTB	M&T Bank Corporation	Buffalo	NY	NYSE	56,373,476	NA	13,551.4	683	NY(289),PA(228),MD(149),DC(8),VA(7),WV(2),DE(1)
BPOP	Popular, Inc.	Hato Rey	PR	NASDAQ	46,935,000	NA	5,027.9	347	PR(196),CA(51),NY(33),FL(20),IL(20),NJ(14),VI(8),TX(7)
CBH	Commerce Bancorp, Inc.	Cherry Hill	NJ	NYSE	43,303,510	NA	6,762.8	404	NJ(199),NY(90),PA(79),VA(9),DE(8),FL(8),CT(7),MD(2),DC(1)
MEL	Mellon Financial Corporation	Pittsburgh	PA	NYSE	40,192,000	NA	15,885.6	46	PA(19),FL(15),CA(7),MA(2),DE(1),MD(1),NJ(1)
FBP	First BanCorp	San Juan	PR	NYSE	18,822,119	NA	872.1	68	PR(46),FL(11),VI(11)
DRL	Doral Financial Corporation	San Juan	PR	NYSE	17,298,749	12/18/1988	595.1	50	PR(43),NY(11)
MRBK	Mercantile Bankshares Corporation	Baltimore	MD	NASDAQ	17,002,714	NA	5,603.7	244	MD(193),VA(41),DE(9),DC(2),PA(1)
WHI	W Holding Company, Inc.	Mayaguez	PR	NYSE	16,654,961	NA	973.8	53	PR(53)
FULT	Fulton Financial Corporation	Lancaster	PA	NASDAQ	14,561,545	NA	2,858.1	267	PA(137),NJ(72),MD(40),DE(13),VA(7)
VLY	Valley National Bancorp	Wayne	NJ	NYSE	12,429,815	NA	3,023.6	167	NJ(155),NY(12)
WL	Wilmington Trust Corporation	Wilmington	DE	NYSE	10,590,714	NA	3,098.0	50	DE(44),PA(5),FL(3),MD(1)
RGF	R & G Financial Corporation	Hato Rey	PR	NYSE	10,198,602	NA	224.5	68	PR(37),FL(30),GA(3)
SBP	Santander BanCorp	San Juan	PR	NYSE	8,929,461	11/20/1998	890.8	64	PR(64)
SUSQ	Susquehanna Bancshares, Inc.	Lititz	PA	NASDAQ	8,256,165	12/30/1987	1,316.7	165	PA(93),MD(39),NJ(30),WV(4)
PBKS	Provident Bankshares Corporation	Baltimore	MD	NASDAQ	6,409,226	NA	1,261.7	155	MD(100),VA(52),DC(1),PA(1)
FNB	F.N.B. Corporation	Hermitage	PA	NYSE	6,072,739	NA	1,019.5	162	PA(149),OH(11)
FCF	First Commonwealth Financial Corporation	Indiana	PA	NYSE	5,925,386	NA	980.1	110	PA(110)
NPBC	National Penn Bancshares, Inc.	Boyertown	PA	NASDAQ	5,225,420	NA	999.3	85	PA(84),MD(1)
NBTB	NBT Bancorp Inc.	Norwich	NY	NASDAQ	4,995,912	NA	822.9	122	NY(82),PA(38)
OFG	Oriental Financial Group Inc.	San Juan	PR	NYSE	4,833,664	NA	304.7	25	PR(25)
SBNY	Signature Bank	New York	NY	NASDAQ	4,703,283	03/22/2004	933.8	17	NY(17)
CBU	Community Bank System, Inc.	De Witt	NY	NYSE	4,139,724	NA	697.9	128	NY(101),PA(27)
CMTY	Community Banks, Inc.	Harrisburg	PA	NASDAQ	3,385,599	NA	649.2	71	PA(70),MD(2)
STBA	S&T Bancorp, Inc.	Indiana	PA	NASDAQ	3,301,896	NA	839.7	51	PA(51)
SNBC	Sun Bancorp, Inc.	Vineland	NJ	NASDAQ	3,264,417	NA	397.7	79	NJ(71),DE(7),PA(1)
HNBC	Harleysville National Corporation	Harleysville	PA	NASDAQ	3,217,018	09/12/1986	612.1	45	PA(45)
SLFI	Sterling Financial Corporation	Lancaster	PA	NASDAQ	3,094,126	NA	680.4	64	PA(56),MD(7),DE(1)
YANB	Yardville National Bancorp	Hamilton	NJ	NASDAQ	3,023,908	NA	425.2	31	NJ(28),PA(2)
UBH	U.S.B. Holding Co., Inc.	Orangeburg	NY	NYSE	2,820,286	NA	500.5	29	NY(28),CT(1)
SASR	Sandy Spring Bancorp, Inc.	Olney	MD	NASDAQ	2,586,353	07/01/1985	553.5	32	MD(32)
EUBK	EuroBancshares, Inc.	San Juan	PR	NASDAQ	2,444,308	08/12/2004	168.2	24	PR(25)
LBAI	Lakeland Bancorp, Inc.	Oak Ridge	NJ	NASDAQ	2,257,689	NA	308.2	46	NJ(46)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
TMP	Tompkins Trustco, Inc.	Ithaca	NY	AMEX	2,136,688	NA	471.6	38	NY(37),CT(1)
STL	Sterling Bancorp	New York	NY	NYSE	1,994,934	NA	368.1	11	NY(11)
FISI	Financial Institutions, Inc.	Warsaw	NY	NASDAQ	1,923,819	06/25/1999	267.0	49	NY(49)
OMEF	Omega Financial Corporation	State College	PA	NASDAQ	1,908,401	NA	392.9	70	PA(70)
UVSP	Univest Corporation of Pennsylvania	Souderton	PA	NASDAQ	1,851,573	09/28/1973	389.0	43	PA(43)
IBCA	Intervest Bancshares Corporation	New York	NY	NASDAQ	1,791,672	NA	305.6	6	FL(5),NY(1)
COBH	Pennsylvania Commerce Bancorp, Inc.	Harrisburg	PA	NASDAQ	1,783,933	NA	159.1	29	PA(29)
IFCJ	Interchange Financial Services Corporation	Saddle Brook	NJ	NASDAQ	1,659,322	NA	466.1	30	NJ(30)
STBC	State Bancorp, Inc.	New Hyde Park	NY	NASDAQ	1,631,590	NA	208.0	16	NY(16)
AROW	Arrow Financial Corporation	Glens Falls	NY	NASDAQ	1,516,334	NA	281.2	31	NY(31)
SUBK	Suffolk Bancorp	Riverhead	NY	NASDAQ	1,412,528	NA	349.0	27	NY(27)
FMAR	First Mariner Bancorp	Baltimore	MD	NASDAQ	1,396,632	12/19/1996	125.7	27	MD(26)
RBPAA	Royal Bancshares of Pennsylvania, Inc.	Narberth	PA	NASDAQ	1,359,209	NA	297.5	20	PA(17),NJ(3)
PGC	Peapack-Gladstone Financial Corporation	Gladstone	NJ	AMEX	1,327,562	NA	199.2	21	NJ(21)
FUNC	First United Corporation	Oakland	MD	NASDAQ	1,306,010	NA	130.1	24	MD(15),WV(10)
CZNC	Citizens & Northern Corporation	Wellsboro	PA	NASDAQ	1,125,287	NA	183.8	23	PA(21),NY(2)
TBBK	Bancorp, Inc.	Wilmington	DE	NASDAQ	1,105,359	NA	372.5	2	DE(1)
CNBC	Center Bancorp, Inc.	Union	NJ	NASDAQ	1,072,713	NA	211.7	12	NJ(12)
FLPB	Leesport Financial Corp.	Wyomissing	PA	NASDAQ	992,963	NA	129.8	21	PA(21)
ALNC	Alliance Financial Corporation	Syracuse	NY	NASDAQ	990,545	NA	113.7	29	NY(29)
FLIC	First of Long Island Corporation	Glen Head	NY	NASDAQ	979,705	NA	164.2	25	NY(25)
SMTB	Smithtown Bancorp, Inc.	Hauppauge	NY	NASDAQ	976,186	NA	264.9	13	NY(13)
BERK	Berkshire Bancorp Inc.	New York	NY	NASDAQ	936,475	NA	114.3	13	NY(11),NJ(1)
ASRV	AmeriServ Financial, Inc.	Johnstown	PA	NASDAQ	887,608	NA	94.1	20	PA(20)
SHBI	Shore Bancshares, Inc.	Easton	MD	NASDAQ	887,585	NA	248.8	17	MD(15),DE(2)
GFLS	Greater Community Bancorp	Totowa	NJ	NASDAQ	883,127	NA	131.1	15	NJ(16)
FRBK	Republic First Bancorp, Inc.	Philadelphia	PA	NASDAQ	861,748	NA	128.1	11	PA(11)
CCNE	CNB Financial Corporation	Clearfield	PA	NASDAQ	776,957	NA	123.5	22	PA(21)
EGBN	Eagle Bancorp, Inc.	Bethesda	MD	NASDAQ	757,407	10/31/1997	177.2	9	MD(6),DC(3)
GIW	Wilber Corporation	Oneonta	NY	AMEX	757,223	NA	107.2	20	NY(20)
BMTC	Bryn Mawr Bank Corporation	Bryn Mawr	PA	NASDAQ	751,482	08/08/1986	190.9	15	PA(15)
IRW	IBT Bancorp, Inc.	Irwin	PA	AMEX	725,011	NA	122.4	10	PA(10)
UNTY	Unity Bancorp, Inc.	Clinton	NJ	NASDAQ	670,870	NA	104.6	14	NJ(14)
PWOD	Penns Woods Bancorp, Inc.	Williamsport	PA	NASDAQ	576,305	NA	142.3	14	PA(14)
PSBI	PSB Bancorp, Inc.	Philadelphia	PA	NASDAQ	562,371	07/17/1998	81.6	13	PA(13)
CCBP	Comm Bancorp, Inc.	Clarks Summit	PA	NASDAQ	549,040	NA	75.5	16	PA(16)
AMBK	American Bank Incorporated	Allentown	PA	NASDAQ	520,632	06/15/2000	45.3	1	PA(1)
CVLY	Codorus Valley Bancorp, Inc.	York	PA	NASDAQ	516,521	NA	67.8	16	PA(16)
CPBC	Community Partners Bancorp	Middletown	NJ	NASDAQ	511,087	NA	67.1	11	NJ(11)
CJBK	Central Jersey Bancorp	Long Branch	NJ	NASDAQ	510,682	12/04/1998	73.5	14	NJ(14)
BCBP	BCB Bancorp, Inc.	Bayonne	NJ	NASDAQ	488,943	12/31/2000	77.6	3	NJ(3)
EVBN	Evans Bancorp, Inc.	Angola	NY	NASDAQ	468,065	NA	57.2	11	NY(11)
MBP	Mid Penn Bancorp, Inc.	Millersburg	PA	AMEX	456,685	12/31/1991	84.4	13	PA(13)
NWFL	Norwood Financial Corp.	Honesdale	PA	NASDAQ	455,159	NA	87.4	11	PA(11)
BORD	Boardwalk Bancorp, Inc.	Linwood	NJ	NASDAQ	436,295	07/29/1999	51.5	NA	

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
EPEN	East Penn Financial Corporation	Emmaus	PA	NASDAQ	423,272	NA	53.5	9	PA(9)
JFBC	Jeffersonville Bancorp	Jeffersonville	NY	NASDAQ	403,870	NA	77.7	10	NY(10)
FCCY	1st Constitution Bancorp	Cranbury	NJ	NASDAQ	381,626	NA	63.4	10	NJ(10)
AANB	Abigail Adams National Bancorp, Inc.	Washington	DC	NASDAQ	372,089	NA	46.7	10	DC(6),VA(3),MD(1)
CRRB	Carrollton Bancorp	Baltimore	MD	NASDAQ	343,028	NA	50.5	12	MD(12)
STNJ	Sterling Bank	Mount Laurel	NJ	NASDAQ	342,058	NA	51.0	7	NJ(7)
PKBK	Parke Bancorp, Inc.	Sewell	NJ	NASDAQ	335,884	NA	50.2	4	NJ(3),PA(1)
GLBZ	Glen Burnie Bancorp	Glen Burnie	MD	NASDAQ	331,600	NA	42.2	8	MD(8)
SBBX	Sussex Bancorp	Franklin	NJ	NASDAQ	331,259	NA	48.6	9	NJ(8),NY(1)
CNAF	Commercial National Financial Corporation	Latrobe	PA	NASDAQ	325,341	NA	57.9	9	PA(9)
ANNB	Annapolis Bancorp, Inc.	Annapolis	MD	NASDAQ	323,831	09/30/1997	38.4	7	MD(7)
SOMH	Somerset Hills Bancorp	Bernardsville	NJ	NASDAQ	257,573	09/30/1998	48.1	5	NJ(5)
BAYN	Bay National Corporation	Lutherville	MD	NASDAQ	230,065	04/30/2000	38.6	2	MD(2)
OLBK	Old Line Bancshares, Inc.	Bowie	MD	NASDAQ	196,543	NA	46.8	6	MD(6)
BRB	Brunswick Bancorp	New Brunswick	NJ	AMEX	144,086	NA	35.0	7	NJ(7)
LBBB	Liberty Bell Bank	Cherry Hill	NJ	NASDAQ	106,400	08/08/2003	19.5	3	NJ(3)
CMFB	CommerceFirst Bancorp, Inc.	Annapolis	MD	NASDAQ	99,881	NA	24.6	4	MD(4)
AMAB	AmericasBank Corp.	Towson	MD	NASDAQ	81,857	11/30/1997	18.6	2	MD(2)
MidWest Companies									
USB	U.S. Bancorp	Minneapolis	MN	NYSE	$213,405,000	NA	$59,890.0	2,553	OH,CA,MO,OR,WA,CO,MN,WI,KY,IL,IA,ID,TN,NE,AZ,NV,AR,UT,KS,ND,IN,SD,WY,MT,
NCC	National City Corporation	Cleveland	OH	NYSE	141,485,577	NA	21,986.5	1,334	OH(409),MI(270),PA(208),IN(173),IL(115),KY(110),MO(53)
FITB	Fifth Third Bancorp	Cincinnati	OH	NASDAQ	106,111,000	NA	21,763.5	1,186	OH(389),MI(270),IN(150),IL(129),KY(116),FL(92),TN(25),WV(7),PA(5),MO(3)
KEY	KeyCorp	Cleveland	OH	NYSE	94,794,000	NA	14,659.9	959	OH(224),NY(200),WA(155),IN(65),ME(65),OR(64),CO(47),UT(38),MI(35),ID(31),AK(17),
CMA	Comerica Incorporated	Detroit	MI	NYSE	57,080,000	NA	9,358.0	377	MI(254),CA(61),TX(61),FL(8),AZ(5),CO(1)
MI	Marshall & Ilsley Corporation	Milwaukee	WI	NYSE	55,483,000	NA	12,258.4	316	WI(201),AZ(43),MN(24),MO(21),FL(15),KS(11),OK(3),IL(1),NV(1)
NTRS	Northern Trust Corporation	Chicago	IL	NASDAQ	53,325,900	NA	13,192.5	90	FL(29),IL(18),CA(12),AZ(11),TX(8),MI(3),CO(1),CT(1),GA(1),MA(1),MN(1),MO(1),NV(1),
HBAN	Huntington Bancshares Incorporated	Columbus	OH	NASDAQ	36,265,777	-NA	5,760.2	415	OH(228),MI(119),WV(31),IN(25),KY(14),FL(2)
ASBC	Associated Banc-Corp	Green Bay	WI	NASDAQ	21,128,354	NA	4,401.2	326	WI(235),IL(65),MN(26)
SKYF	Sky Financial Group, Inc.	Bowling Green	OH	NASDAQ	15,751,002	NA	2,719.8	292	OH(217),PA(66),MI(5),WV(3),IN(1)
CBSH	Commerce Bancshares, Inc.	Kansas City	MO	NASDAQ	14,273,397	08/04/1966	3,323.3	210	MO(122),KS(64),IL(20),NE(1)
TCB	TCF Financial Corporation	Wayzata	MN	NYSE	14,198,349	NA	3,500.3	465	IL(205),MN(109),MI(66),CO(45),WI(35),IN(6)
FMER	FirstMerit Corporation	Akron	OH	NASDAQ	10,254,773	NA	1,913.4	157	OH(153),PA(4)
CORS	Corus Bankshares, Inc.	Chicago	IL	NASDAQ	9,571,933	NA	1,222.7	14	IL(14)
WTFC	Wintrust Financial Corporation	Lake Forest	IL	NASDAQ	9,172,784	NA	1,257.0	71	IL(68),WI(4)
FMBI	First Midwest Bancorp, Inc.	Itasca	IL	NASDAQ	8,692,828	03/31/1983	1,901.8	105	IL(73),IN(28),IA(4)
ONB	Old National Bancorp	Evansville	IN	NYSE	8,306,497	NA	1,280.4	122	IN(87),KY(17),IL(16),OH(2)
CBCF	Citizens Banking Corporation	Flint	MI	NASDAQ	7,814,170	NA	1,149.8	187	MI(119),WI(50),IA(11)
UMBF	UMB Financial Corporation	Kansas City	MO	NASDAQ	7,632,832	NA	1,584.4	148	MO(83),KS(31),CO(15),IL(8),OK(6),NE(3),AZ(1)
IFC	Irwin Financial Corporation	Columbus	IN	NYSE	6,515,991	NA	648.7	33	IN(18),MI(5),AZ(3),CA(2),NV(2),KY(1),MO(1),UT(1),WI(1)
RBNC	Republic Bancorp Inc.	Owosso	MI	NASDAQ	6,346,590	NA	1,014.8	85	MI(67),OH(16),IN(2)
MBFI	MB Financial, Inc.	Chicago	IL	NASDAQ	5,908,883	04/07/1995	1,063.7	67	IL(62),OK(6),PA(1)
AMFI	AMCORE Financial, Inc.	Rockford	IL	NASDAQ	5,424,549	NA	773.8	76	IL(54),WI(22)
PRK	Park National Corporation	Newark	OH	AMEX	5,393,333	02/28/1987	1,420.7	129	OH(128)
PVTB	PrivateBancorp, Inc.	Chicago	IL	NASDAQ	3,876,892	06/30/1999	912.3	13	IL(8),MI(3),MO(2),WI(1)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
CHFC	Chemical Financial Corporation	Midland	MI	NASDAQ	3,730,642	NA	751.3	124	MI(124)
CBC	Capitol Bancorp Ltd.	Lansing	MI	NYSE	3,722,642	NA	748.5	49	MI(15),AZ(11),CA(5),NC(4),NV(4),GA(3),IN(3),WA(2),IL(1),MO(1),NM(1)
SRCE	1st Source Corporation	South Bend	IN	NASDAQ	3,608,526	NA	716.0	67	IN(60),MI(7)
FFBC	First Financial Bancorp.	Hamilton	OH	NASDAQ	3,455,385	NA	671.5	97	OH(55),IN(36),KY(4),MI(2)
IBCP	Independent Bank Corporation	Ionia	MI	NASDAQ	3,442,721	NA	568.7	99	MI(100)
FRME	First Merchants Corporation	Muncie	IN	NASDAQ	3,408,263	NA	454.0	67	IN(64),OH(3)
TAYC	Taylor Capital Group, Inc.	Rosemont	IL	NASDAQ	3,376,763	10/16/2002	340.6	14	IL(14)
CTBI	Community Trust Bancorp, Inc.	Pikeville	KY	NASDAQ	2,965,211	07/01/1981	592.0	78	KY(74),WV(5)
HTLF	Heartland Financial USA, Inc.	Dubuque	IA	NASDAQ	2,935,311	NA	447.1	56	NM(15),IA(12),IL(9),MT(9),AZ(6),WI(6)
RBCAA	Republic Bancorp, Inc.	Louisville	KY	NASDAQ	2,800,679	07/21/1998	381.2	35	KY(33),IN(2),FL(1)
IBNK	Integra Bank Corporation	Evansville	IN	NASDAQ	2,743,508	12/17/1991	468.8	78	KY(34),IN(33),IL(9),OH(2)
OSBC	Old Second Bancorp, Inc.	Aurora	IL	NASDAQ	2,423,139	NA	418.1	28	IL(28)
MSFG	MainSource Financial Group, Inc.	Greensburg	IN	NASDAQ	2,375,548	NA	316.9	86	IN(74),IL(7),OH(5)
MBHI	Midwest Banc Holdings, Inc.	Melrose Park	IL	NASDAQ	2,361,602	02/24/1998	614.9	24	IL(24)
BUSE	First Busey Corporation	Urbana	IL	NASDAQ	2,342,375	NA	508.2	38	IL(29),FL(8),IN(1)
GSBC	Great Southern Bancorp, Inc.	Springfield	MO	NASDAQ	2,244,160	NA	410.2	42	MO(42)
THFF	First Financial Corporation	Terre Haute	IN	NASDAQ	2,177,763	NA	470.5	49	IN(37),IL(12)
FINB	First Indiana Corporation	Indianapolis	IN	NASDAQ	2,088,700	NA	438.2	31	IN(31)
MCBC	Macatawa Bank Corporation	Holland	MI	NASDAQ	2,041,031	04/01/1998	380.4	27	MI(27)
MBWM	Mercantile Bank Corporation	Grand Rapids	MI	NASDAQ	2,026,834	NA	315.6	8	MI(8)
PEBO	Peoples Bancorp Inc.	Marietta	OH	NASDAQ	1,879,063	12/31/1990	329.4	46	OH(32),WV(10),KY(5)
LKFN	Lakeland Financial Corporation	Warsaw	IN	NASDAQ	1,799,666	NA	299.6	45	IN(45)
FFKT	Farmers Capital Bank Corporation	Frankfort	KY	NASDAQ	1,673,253	NA	273.3	38	KY(38)
MBTF	MBT Financial Corp.	Monroe	MI	NASDAQ	1,598,665	NA	254.8	25	MI(25)
WTBA	West Bancorporation, Inc.	West Des Moines	IA	NASDAQ	1,347,255	04/24/1994	319.2	11	IA(11)
SYBT	S.Y. Bancorp, Inc.	Louisville	KY	NASDAQ	1,340,101	10/27/1995	425.6	25	KY(19),IN(6)
EFSC	Enterprise Financial Services Corp	Saint Louis	MO	NASDAQ	1,306,541	02/14/1997	381.3	11	MO(9),KS(2)
OAKF	Oak Hill Financial, Inc.	Jackson	OH	NASDAQ	1,255,520	10/12/1995	140.8	39	OH(41)
MBR	Mercantile Bancorp, Inc.	Quincy	IL	AMEX	1,176,901	NA	128.1	19	IL(11),MO(8)
EXJF	Exchange National Bancshares, Inc.	Jefferson City	MO	NASDAQ	1,161,586	NA	129.3	25	MO(25)
QCRH	QCR Holdings, Inc.	Moline	IL	NASDAQ	1,156,572	10/06/1993	78.8	10	IA(6),IL(3),WI(1)
HBNC	Horizon Bancorp	Michigan City	IN	NASDAQ	1,131,141	NA	84.3	18	IN(13),MI(5)
CAFI	Camco Financial Corporation	Cambridge	OH	NASDAQ	1,073,673	NA	104.9	23	OH(18),KY(4),WV(1)
FBMI	Firstbank Corporation	Alma	MI	NASDAQ	1,071,655	NA	149.3	42	MI(42)
GABC	German American Bancorp, Inc.	Jasper	IN	NASDAQ	1,024,540	NA	151.3	31	IN(30),KY(1)
PBIB	Porter Bancorp, Inc.	Louisville	KY	NASDAQ	1,013,372	09/22/2006	169.9	13	KY(13)
PNBC	Princeton National Bancorp, Inc.	Princeton	IL	NASDAQ	942,527	NA	111.3	19	IL(20)
HOMF	Home Federal Bancorp	Columbus	IN	NASDAQ	863,050	NA	99.1	19	IN(19)
CASS	Cass Information Systems, Inc.	Bridgeton	MO	NASDAQ	826,722	NA	283.4	6	MO(5),CA(1)
LNBB	LNB Bancorp, Inc.	Lorain	OH	NASDAQ	823,623	NA	107.0	21	OH(20)
ATLO	Ames National Corporation	Ames	IA	NASDAQ	821,902	NA	195.1	13	IA(13)
FFKY	First Financial Service Corporation	Elizabethtown	KY	NASDAQ	781,853	NA	132.0	14	KY(14)
OVBC	Ohio Valley Banc Corp.	Gallipolis	OH	NASDAQ	772,201	NA	107.5	16	OH(11),WV(4)
DEAR	Dearborn Bancorp, Inc.	Dearborn	MI	NASDAQ	762,490	04/14/1998	132.2	11	MI(11)
MROE	Monroe Bancorp	Bloomington	IN	NASDAQ	757,456	NA	111.2	18	IN(18)

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
FCZA	First Citizens Banc Corp.	Sandusky	OH	NASDAQ	748,149	NA	108.3	20	OH(20)
TFIN	Team Financial, Inc.	Paola	KS	NASDAQ	715,932	06/22/1999	55.7	18	KS(10),CO(3),NE(3),MO(2)
OSKY	MidWestOne Financial Group, Inc.	Oskaloosa	IA	NASDAQ	701,407	NA	71.3	19	IA(19)
BNCC	BNCCORP, Inc.	Bismarck	ND	NASDAQ	701,264	07/14/1995	42.4	21	ND(13),AZ(4),MN(4)
NSFC	Northern States Financial Corporation	Waukegan	IL	NASDAQ	692,449	NA	80.3	8	IL(8)
CBIN	Community Bank Shares of Indiana, Inc.	New Albany	IN	NASDAQ	687,679	04/10/1995	76.7	21	IN(15),KY(6)
FBIZ	First Business Financial Services, Inc.	Madison	WI	NASDAQ	678,057	NA	55.2	2	WI(2)
UBCD	UnionBancorp, Inc.	Ottawa	IL	NASDAQ	656,831	NA	71.7	17	IL(17)
TOFC	Tower Financial Corporation	Fort Wayne	IN	NASDAQ	643,725	01/27/1999	72.3	7	IN(7)
TRUE	Centrue Financial Corporation	Fairview Heights	IL	NASDAQ	634,503	01/06/1993	52.2	21	IL(19)
NBTF	NB&T Financial Group, Inc.	Wilmington	OH	NASDAQ	633,168	NA	67.8	19	OH(19)
LARK	Landmark Bancorp, Inc.	Manhattan	KS	NASDAQ	593,577	03/28/1994	61.0	20	KS(20)
RBNF	Rurban Financial Corp.	Defiance	OH	NASDAQ	551,845	NA	56.6	18	OH(18)
UBOH	United Bancshares, Inc.	Columbus Grove	OH	NASDAQ	540,934	06/23/1998	58.2	13	OH(12)
GFED	Guaranty Federal Bancshares, Inc.	Springfield	MO	NASDAQ	517,979	12/31/1997	79.2	8	MO(8)
CCBD	Community Central Bank Corporation	Mount Clemens	MI	NASDAQ	504,437	09/23/1996	44.7	3	MI(3)
SJOE	St. Joseph Capital Corporation	Mishawaka	IN	NASDAQ	490,906	NA	49.4	2	IN(2)
UBCP	United Bancorp, Inc.	Martins Ferry	OH	NASDAQ	419,318	NA	48.3	17	OH(17)
MFNC	Mackinac Financial Corporation	Manistique	MI	NASDAQ	352,497	NA	38.0	13	MI(13)
SMBC	Southern Missouri Bancorp, Inc.	Poplar Bluff	MO	NASDAQ	350,684	04/13/1994	33.7	9	MO(9)
FIFG	1st Independence Financial Group, Inc.	Harrodsburg	KY	NASDAQ	348,649	10/04/1995	33.6	8	IN(4),KY(4)
MCBF	Monarch Community Bancorp, Inc.	Coldwater	MI	NASDAQ	287,421	08/30/2002	29.7	7	MI(7)
CSHB	Community Shores Bank Corporation	Muskegon	MI	NASDAQ	236,677	NA	18.0	3	MI(3)
OLCB	Ohio Legacy Corp	Wooster	OH	NASDAQ	223,718	NA	20.0	5	OH(5)
UNIB	University Bancorp, Inc.	Ann Arbor	MI	NASDAQ	67,742	01/01/1990	9.1	1	MI(1)
New England Companies									
STT	State Street Corporation	Boston	MA	NYSE	$102,536,000	NA	$21,305.8	1	MA(1)
BNK	TD Banknorth Inc.	Portland	ME	NYSE	40,285,572	NA	6,804.3	609	MA(166),NJ(103),CT(84),NH(75),NY(62),ME(61),VT(38),PA(25)
WBS	Webster Financial Corporation	Waterbury	CT	NYSE	18,022,142	NA	2,498.1	179	CT(142),MA(23),RI(9),NY(7)
IFIN	Investors Financial Services Corp.	Boston	MA	NASDAQ	12,367,469	NA	2,883.2	1	MA(1)
CHZ	Chittenden Corporation	Burlington	VT	NYSE	6,460,615	11/18/1974	1,367.9	133	VT(58),NH(32),MA(20),ME(20),CT(1)
BPFH	Boston Private Financial Holdings, Inc.	Boston	MA	NASDAQ	5,279,086	NA	1,008.9	23	CA(9),MA(8),FL(6)
INDB	Independent Bank Corp.	Rockland	MA	NASDAQ	2,921,927	NA	505.2	51	MA(52)
WASH	Washington Trust Bancorp, Inc.	Westerly	RI	NASDAQ	2,432,277	NA	358.4	17	RI(14),CT(3)
CAC	Camden National Corporation	Camden	ME	AMEX	1,755,674	NA	295.0	27	ME(27)
CNBKA	Century Bancorp, Inc.	Medford	MA	NASDAQ	1,616,530	NA	96.1	23	MA(22)
BARI	Bancorp Rhode Island, Inc.	Providence	RI	NASDAQ	1,466,587	NA	215.6	16	RI(16)
MBVT	Merchants Bancshares, Inc.	South Burlington	VT	NASDAQ	1,119,474	NA	139.9	36	VT(36)
FNLC	First National Lincoln Corporation	Damariscotta	ME	NASDAQ	1,100,583	NA	165.4	14	ME(14)
CAPX	Capital Crossing Bank	Boston	MA	NASDAQ	1,055,947	NA	147.3	1	MA(1)
EBTC	Enterprise Bancorp, Inc.	Lowell	MA	NASDAQ	982,785	NA	123.0	14	MA(13),NH(1)
WBKC	Westbank Corporation	West Springfield	MA	NASDAQ	822,096	NA	111.6	17	MA(13),CT(4)
WAIN	Wainwright Bank & Trust Company	Boston	MA	NASDAQ	816,206	NA	81.2	12	MA(12)
BHB	Bar Harbor Bankshares	Bar Harbor	ME	AMEX	801,948	NA	91.0	12	ME(12)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
NWFI	Northway Financial, Inc.	Berlin	NH	NASDAQ	640,262	NA	49.0	20	NH(20)
SFBC	Slade's Ferry Bancorp.	Somerset	MA	NASDAQ	605,353	10/31/1992	76.4	9	MA(10)
NBN	Northeast Bancorp	Lewiston	ME	AMEX	562,918	08/19/1987	47.6	12	ME(12)
PNBK	Patriot National Bancorp, Inc.	Stamford	CT	NASDAQ	559,006	09/01/1994	117.4	10	CT(10)
BNV	Beverly National Corporation	Beverly	MA	AMEX	440,772	NA	65.0	9	MA(9)
MERB	Merrill Merchants Bancshares, Inc.	Bangor	ME	NASDAQ	436,391	08/11/1998	83.3	11	ME(11)
SAL	Salisbury Bancorp, Inc.	Lakeville	CT	AMEX	413,165	NA	65.4	7	CT(5),MA(2)
UNB	Union Bankshares, Inc.	Morrisville	VT	AMEX	362,776	NA	97.1	13	VT(12),NH(1)
CTBC	Connecticut Bank & Trust Company	Hartford	CT	NASDAQ	112,462	12/31/2003	28.0	5	CT(5)
SSE	Southern Connecticut Bancorp, Inc.	New Haven	CT	AMEX	97,864	07/26/2001	20.9	5	CT(5)
SouthEast Companies									
BAC	Bank of America Corporation	Charlotte	NC	NYSE	$1,445,193,000	NA	$243,084.9	5,758	CA,FL,TX,NJ,NY,MA,WA,GA,VA,NC,MD,CT,AZ,MO,SC,PA,OR,TN,NY,IL,KS,NM,AR,RI
WB	Wachovia Corporation	Charlotte	NC	NYSE	559,922,000	NA	105,765.1	3,466	FL,NJ,NC,PA,GA,VA,TX,SC,AL,CA,NY,MD,CT,CO,DC,DE,AZ,TN,MS,IL,KS,NV
STI	SunTrust Banks, Inc.	Atlanta	GA	NYSE	181,143,444	NA	28,768.6	1,770	FL(536),GA(337),VA(255),NC(200),TN(191),MD(137),SC(66),DC(27),WV(8),AL(6),AR(4
BBT	BB&T Corporation	Winston-Salem	NC	NYSE	116,283,730	NA	23,671.2	1,476	VA(402),NC(342),GA(153),MD(128),SC(101),FL(99),KY(92),WV(79),TN(65),DC(10),AL(
RF	Regions Financial Corporation	Birmingham	AL	NYSE	86,980,091	NA	17,588.3	1,395	TN(195),AL(185),FL(154),GA(142),AR(122),LA(106),MS(105),TX(89),IL(76),IN(70),MO(
ASO	AmSouth Bancorporation	Birmingham	AL	NYSE	53,929,814	NA	10,545.3	716	FL(257),TN(174),AL(135),MS(75),LA(51),GA(9),VA(1)
FHN	First Horizon National Corporation	Memphis	TN	NYSE	37,469,234	NA	4,845.1	246	TN(180),VA(14),GA(13),TX(10),MS(7),MD(6),NC(3),MA(2),FL(1),HI(1),IN(1),ME(1),MI(1)
CBSS	Compass Bancshares, Inc.	Birmingham	AL	NASDAQ	33,613,492	NA	7,498.2	420	TX(165),AL(90),AZ(74),FL(44),CO(33),NM(11)
SNV	Synovus Financial Corp.	Columbus	GA	NYSE	30,527,088	NA	9,685.3	305	GA(152),FL(47),AL(46),SC(46),TN(16)
CNB	Colonial BancGroup, Inc.	Montgomery	AL	NYSE	23,010,833	NA	3,863.9	302	FL(164),AL(91),GA(18),NV(15),TX(14)
FCNCA	First Citizens BancShares, Inc.	Raleigh	NC	NASDAQ	15,526,492	NA	2,017.4	391	NC(284),VA(48),GA(19),FL(12),CA(8),WV(5),TX(4),AZ(2),CO(2),NM(2),OR(2),MD(1),TN
TSFG	South Financial Group, Inc.	Greenville	SC	NASDAQ	14,077,083	NA	1,972.0	173	SC(79),FL(69),NC(25)
BXS	BancorpSouth, Inc.	Tupelo	MS	NYSE	11,832,245	NA	2,229.7	261	MS(112),AR(59),TN(35),AL(22),TX(17),LA(16),FL(1)
TRMK	Trustmark Corporation	Jackson	MS	NASDAQ	8,234,588	NA	1,800.6	170	MS(133),TN(16),TX(12),FL(8)
ALAB	Alabama National BanCorporation	Birmingham	AL	NASDAQ	6,794,456	NA	1,441.6	97	AL(45),FL(41),GA(12)
UBSI	United Bankshares, Inc.	Charleston	WV	NASDAQ	6,717,873	06/16/1987	1,579.9	89	WV(51),VA(20),MD(8),DC(7),OH(3)
UCBI	United Community Banks, Inc.	Blairsville	GA	NASDAQ	6,331,136	NA	1,291.6	90	GA(60),NC(20),TN(9)
HBHC	Hancock Holding Company	Gulfport	MS	NASDAQ	6,155,192	NA	1,807.5	104	MS(50),LA(48),FL(6),AL(1)
FCTR	First Charter Corporation	Charlotte	NC	NASDAQ	4,363,274	NA	757.4	61	NC(61)
WSBC	WesBanco, Inc.	Wheeling	WV	NASDAQ	4,089,003	NA	658.5	81	WV(46),OH(33),PA(2)
CCBG	Capital City Bank Group, Inc.	Tallahassee	FL	NASDAQ	2,697,486	NA	630.0	68	FL(55),GA(11),AL(2)
SFNC	Simmons First National Corporation	Pine Bluff	AR	NASDAQ	2,597,256	NA	441.1	80	AR(80)
CHCO	City Holding Company	Charleston	WV	NASDAQ	2,522,021	NA	715.8	70	WV(57),KY(9),OH(4)
OZRK	Bank of the Ozarks, Inc.	Little Rock	AR	NASDAQ	2,515,761	07/16/1997	531.9	63	AR(59),TX(4)
RNST	Renasant Corporation	Tupelo	MS	NASDAQ	2,503,333	NA	493.8	57	MS(45),AL(8),TN(5)
SBCF	Seacoast Banking Corporation of Florida	Stuart	FL	NASDAQ	2,415,242	02/01/1984	563.5	44	FL(44)
UBSH	Union Bankshares Corporation	Bowling Green	VA	NASDAQ	2,077,522	NA	401.8	49	VA(49)
SCBT	SCBT Financial Corporation	Columbia	SC	NASDAQ	2,070,927	NA	354.7	43	SC(43)
HOMB	Home Bancshares, Inc.	Conway	AR	NASDAQ	2,043,487	06/26/2006	380.5	49	AR(41),FL(8)
FBNC	First Bancorp	Troy	NC	NASDAQ	1,992,709	NA	310.8	64	NC(57),VA(4),SC(3)
PNFP	Pinnacle Financial Partners, Inc.	Nashville	TN	NASDAQ	1,985,625	08/18/2000	546.3	18	TN(17)
FCBC	First Community Bancshares, Inc.	Bluefield	VA	NASDAQ	1,979,632	NA	391.6	53	WV(26),VA(14),NC(7),TN(6)
SBKC	Security Bank Corporation	Macon	GA	NASDAQ	1,974,376	NA	466.7	22	GA(22)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
GBTB	GB&T Bancshares, Inc.	Gainesville	GA	NASDAQ	1,829,700	NA	302.9	31	GA(30)
FNBN	FNB United Corp.	Asheboro	NC	NASDAQ	1,816,493	NA	205.0	43	NC(43)
FLAG	FLAG Financial Corporation	Atlanta	GA	NASDAQ	1,794,461	NA	429.8	17	GA(17)
ABCB	Ameris Bancorp	Moultrie	GA	NASDAQ	1,783,344	05/19/1994	367.7	45	GA(30),FL(10),AL(6)
VCBI	Virginia Commerce Bancorp, Inc.	Arlington	VA	NASDAQ	1,728,666	NA	468.3	20	VA(20)
GCBS	Greene County Bancshares, Inc.	Greeneville	TN	NASDAQ	1,665,630	NA	354.2	51	TN(49),NC(1),VA(1)
VFGI	Virginia Financial Group, Inc.	Culpeper	VA	NASDAQ	1,594,249	NA	288.2	40	VA(40)
CFNL	Cardinal Financial Corporation	McLean	VA	NASDAQ	1,584,588	07/20/1998	264.2	23	VA(22),DC(1)
NBY	Cadence Financial Corporation	Starkville	MS	AMEX	1,573,812	NA	241.5	35	MS(20),AL(6),TN(6),FL(3)
FMFC	First M&F Corporation	Kosciusko	MS	NASDAQ	1,533,319	NA	161.5	47	MS(37),AL(6),TN(4)
FNBP	FNB Corporation	Christiansburg	VA	NASDAQ	1,527,249	NA	277.1	13	VA(27)
LION	Fidelity Southern Corporation	Atlanta	GA	NASDAQ	1,490,335	NA	168.3	22	GA(22)
CBKN	Capital Bank Corporation	Raleigh	NC	NASDAQ	1,364,030	06/20/1997	199.6	25	NC(26)
SCMF	Southern Community Financial Corp.	Winston-Salem	NC	NASDAQ	1,353,004	NA	175.5	21	NC(21)
BTFG	BancTrust Financial Group, Inc.	Mobile	AL	NASDAQ	1,311,398	NA	293.3	29	AL(21),FL(8)
TIBB	TIB Financial Corp.	Naples	FL	NASDAQ	1,232,022	06/18/1997	199.5	17	FL(17)
GRAN	Bank of Granite Corporation	Granite Falls	NC	NASDAQ	1,184,469	NA	294.0	21	NC(21)
SMMF	Summit Financial Group, Inc.	Moorefield	WV	NASDAQ	1,179,648	NA	128.8	15	WV(9),VA(6)
CBAN	Colony Bankcorp, Inc.	Fitzgerald	GA	NASDAQ	1,169,161	NA	146.7	28	GA(27)
FSGI	First Security Group, Inc.	Chattanooga	TN	NASDAQ	1,089,332	08/10/2005	201.4	37	TN(28),GA(9)
YAVY	Yadkin Valley Financial Corporation	Elkin	NC	NASDAQ	1,080,264	NA	165.1	23	NC(23)
GBTS	Gateway Financial Holdings, Inc.	Elizabeth City	NC	NASDAQ	1,062,241	NA	152.6	24	VA(13),NC(11)
PABK	PAB Bankshares, Inc.	Valdosta	GA	NASDAQ	1,060,046	NA	204.2	18	GA(15),FL(1)
CLBK	Commercial Bankshares, Inc.	Miami	FL	NASDAQ	1,056,074	10/06/1993	220.0	14	FL(14)
CSFL	CenterState Banks of Florida, Inc.	Winter Haven	FL	NASDAQ	1,028,630	NA	241.2	28	FL(28)
FNBF	FNB Financial Services Corporation	Greensboro	NC	NASDAQ	1,027,827	NA	105.8	18	NC(14),VA(4)
LXBK	LSB Bancshares, Inc.	Lexington	NC	NASDAQ	986,270	NA	149.2	25	NC(25)
ITYC	Integrity Bancshares, Inc.	Alpharetta	GA	NASDAQ	958,267	09/30/2004	198.4	4	GA(4)
FSBK	First South Bancorp, Inc.	Washington	NC	NASDAQ	898,581	04/08/1997	320.6	27	NC(26)
PREM	Premier Community Bankshares, Inc.	Winchester	VA	NASDAQ	878,820	NA	118.8	25	VA(23),WV(2)
PFBX	Peoples Financial Corporation	Biloxi	MS	NASDAQ	878,582	NA	151.2	17	MS(17)
PBTC	Peoples BancTrust Company, Inc.	Selma	AL	NASDAQ	868,281	NA	107.8	25	AL(25)
NKSH	National Bankshares, Inc.	Blacksburg	VA	NASDAQ	844,997	NA	163.2	26	VA(26)
NXTY	Nexity Financial Corporation	Birmingham	AL	NASDAQ	833,984	09/21/2005	97.8	1	AL(1)
COOP	Cooperative Bankshares, Inc.	Wilmington	NC	NASDAQ	827,664	NA	121.1	20	NC(20)
OPOF	Old Point Financial Corporation	Hampton	VA	NASDAQ	823,138	NA	114.6	20	VA(21)
EVBS	Eastern Virginia Bankshares, Inc.	Tappahannock	VA	NASDAQ	815,828	NA	108.1	24	VA(24)
CVBG	CIVITAS BankGroup, Inc.	Franklin	TN	NASDAQ	815,713	09/30/1999	123.3	13	TN(13)
AMNB	American National Bankshares Inc.	Danville	VA	NASDAQ	810,568	NA	144.7	18	VA(17),NC(1)
PEBK	Peoples Bancorp of North Carolina, Inc.	Newton	NC	NASDAQ	795,000	NA	110.0	19	NC(19)
SAVB	Savannah Bancorp, Inc.	Savannah	GA	NASDAQ	772,026	NA	155.1	8	GA(7),SC(1)
MBRG	Middleburg Financial Corporation	Middleburg	VA	NASDAQ	771,024	NA	155.9	7	VA(7)
BOFL	Bancshares of Florida, Inc.	Naples	FL	NASDAQ	756,267	02/12/2003	199.3	10	FL(10)
CSNT	Crescent Banking Company	Jasper	GA	NASDAQ	754,088	NA	123.9	11	GA(11)
CFFI	C&F Financial Corporation	West Point	VA	NASDAQ	715,671	NA	132.3	16	VA(16)

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
APAB	Appalachian Bancshares, Inc.	Ellijay	GA	NASDAQ	674,971	NA	120.3	7	GA(7)
CPBK	Community Capital Corporation	Greenwood	SC	NASDAQ	674,562	NA	78.6	17	SC(17)
ABVA	Alliance Bankshares Corporation	Chantilly	VA	NASDAQ	664,582	NA	94.0	5	VA(5)
BNCN	BNC Bancorp	Thomasville	NC	NASDAQ	664,306	NA	81.2	13	NC(13)
CWBS	Commonwealth Bankshares, Inc.	Norfolk	VA	NASDAQ	658,554	NA	125.9	11	VA(11)
SBGA	Summit Bank Corporation	Atlanta	GA	NASDAQ	656,702	NA	165.5	8	GA(5),CA(2),TX(1)
AUBN	Auburn National Bancorporation, Inc.	Auburn	AL	NASDAQ	650,278	NA	105.8	8	AL(8)
USBI	United Security Bancshares, Inc.	Thomasville	AL	NASDAQ	636,621	NA	174.8	19	AL(19)
CFHI	Coast Financial Holdings, Inc.	Bradenton	FL	NASDAQ	624,673	11/07/2003	108.1	21	FL(21)
CIZ	Citizens Holding Company	Philadelphia	MS	AMEX	608,581	NA	112.9	19	MS(19)
ANCX	Access National Corporation	Reston	VA	NASDAQ	591,768	NA	97.5	3	VA(3)
OFSI	Omni Financial Services, Inc.	Atlanta	GA	NASDAQ	585,684	09/29/2006	113.4	8	NC(5),FL(1),GA(1),IL(1)
ECBE	ECB Bancorp, Inc.	Engelhard	NC	NASDAQ	579,137	NA	98.7	20	NC(20)
COMB	Community Bancshares, Inc.	Blountsville	AL	NASDAQ	571,938	NA	92.7	18	AL(18)
WGNB	WGNB Corp.	Carrollton	GA	NASDAQ	559,539	05/14/1998	138.4	8	GA(8)
SCB	Community Bankshares, Inc.	Orangeburg	SC	AMEX	552,167	NA	73.3	10	SC(10)
VYFC	Valley Financial Corporation	Roanoke	VA	NASDAQ	539,250	07/29/1995	54.2	8	VA(8)
FCCO	First Community Corporation	Lexington	SC	NASDAQ	538,075	06/30/1998	59.0	11	SC(12)
PFBI	Premier Financial Bancorp, Inc.	Huntington	WV	NASDAQ	536,368	05/17/1996	77.9	20	KY(11),WV(6),OH(3)
SOCB	Southcoast Financial Corporation	Mount Pleasant	SC	NASDAQ	514,582	NA	116.8	8	SC(8)
TNCC	Tennessee Commerce Bancorp, Inc.	Franklin	TN	NASDAQ	504,268	NA	106.5	1	TN(1)
FBSS	Fauquier Bankshares, Inc.	Warrenton	VA	NASDAQ	495,278	NA	86.0	8	VA(8)
MBVA	Millennium Bankshares Corporation	Reston	VA	NASDAQ	485,611	02/05/2002	78.7	7	VA(7)
CRFN	Crescent Financial Corporation	Cary	NC	NASDAQ	470,763	02/19/1999	77.4	11	NC(11)
HABC	Habersham Bancorp	Cornelia	GA	NASDAQ	466,170	NA	71.9	10	GA(10)
BFNB	Beach First National Bancshares, Inc.	Myrtle Beach	SC	NASDAQ	461,859	NA	81.9	6	SC(6)
ACBA	American Community Bancshares, Inc.	Charlotte	NC	NASDAQ	460,772	NA	78.9	13	NC(9),SC(4)
HMPR	Hampton Roads Bankshares, Inc.	Norfolk	VA	NASDAQ	458,568	NA	119.6	17	VA(17)
GVBK	Greenville First Bancshares, Inc.	Greenville	SC	NASDAQ	455,256	10/26/1999	54.4	3	SC(3)
CAPB	CapitalSouth Bancorp	Birmingham	AL	NASDAQ	448,330	12/13/2005	66.0	10	AL(9),FL(1)
NCBC	New Century Bancorp, Inc.	Dunn	NC	NASDAQ	444,922	04/20/2000	104.5	11	NC(11)
BCAR	Bank of the Carolinas Corporation	Mocksville	NC	NASDAQ	424,651	NA	61.2	8	NC(8)
FNSC	First National Bancshares, Inc.	Spartanburg	SC	NASDAQ	418,020	11/12/1999	56.9	5	SC(5)
FSTF	First State Financial Corporation	Sarasota	FL	NASDAQ	412,634	12/10/2004	104.2	6	FL(6)
CVBK	Central Virginia Bankshares, Inc.	Powhatan	VA	NASDAQ	408,968	NA	64.5	8	VA(8)
CCFH	CCF Holding Company	Jonesboro	GA	NASDAQ	408,506	07/12/1995	75.0	7	GA(7)
CAPE	Cape Fear Bank Corporation	Wilmington	NC	NASDAQ	397,321	NA	43.9	5	NC(5)
CLBH	Carolina Bank Holdings, Inc.	Greensboro	NC	NASDAQ	389,978	12/12/2002	40.8	6	NC(6)
PCBS	Provident Community Bancshares, Inc.	Union	SC	NASDAQ	379,504	NA	35.2	9	SC(9)
MNRK	Monarch Financial Holdings, Inc.	Chesapeake	VA	NASDAQ	378,449	07/16/2003	70.2	8	VA(8)
BKBK	Britton & Koontz Capital Corporation	Natchez	MS	NASDAQ	377,104	10/17/1996	42.6	6	MS(5),LA(1)
WBNK	Waccamaw Bankshares, Inc.	Whiteville	NC	NASDAQ	361,731	NA	81.0	9	NC(8),SC(1)
ALBY	Community Capital Bancshares, Inc.	Albany	GA	NASDAQ	344,335	03/11/1999	36.7	5	GA(3),AL(2)
FBMS	First Bancshares, Inc.	Hattiesburg	MS	NASDAQ	329,229	08/27/1996	63.5	9	MS(9)
SBK	Sun American Bancorp	Miami	FL	AMEX	320,852	05/17/2004	98.0	9	FL(9)

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
JAXB	Jacksonville Bancorp, Inc.	Jacksonville	FL	NASDAQ	309,986	07/30/1999	60.4	5	FL(5)
SGB	Southwest Georgia Financial Corporation	Moultrie	GA	AMEX	308,709	NA	72.3	5	GA(5)
TDBK	Tidelands Bancshares, Inc.	Mount Pleasant	SC	NASDAQ	301,918	NA	46.3	3	SC(3)
BSXT	BOE Financial Services of Virginia, Inc.	Tappahannock	VA	NASDAQ	270,632	NA	38.0	5	VA(6)
SHBK	Shore Financial Corporation	Onley	VA	NASDAQ	264,573	08/15/1997	38.4	7	VA(5),MD(2)
FWV	First West Virginia Bancorp, Inc.	Wheeling	WV	AMEX	257,743	NA	30.3	12	WV(11),OH(1)
VBFC	Village Bank and Trust Financial Corp.	Midlothian	VA	NASDAQ	238,071	NA	36.1	9	VA(8)
BKSC	Bank of South Carolina Corporation	Charleston	SC	NASDAQ	234,000	NA	64.4	4	SC(4)
ATBC	Atlantic BancGroup, Inc.	Jacksonville Beach	FL	NASDAQ	230,135	10/28/1999	43.6	4	FL(4)
PLE	Pinnacle Bancshares, Inc.	Jasper	AL	AMEX	224,936	NA	21.5	7	AL(7)
OPHC	OptimumBank Holdings, Inc.	Fort Lauderdale	FL	NASDAQ	218,338	NA	30.2	3	FL(3)
CNCP	Carolina National Corporation	Columbia	SC	NASDAQ	182,129	12/16/2005	48.9	4	SC(4)
BKOR	Bank of Oak Ridge	Oak Ridge	NC	NASDAQ	179,064	01/28/2004	25.0	4	NC(4)
CSNC	Cardinal State Bank	Durham	NC	NASDAQ	175,780	NA	28.5	3	NC(3)
FPBI	FPB Bancorp, Inc.	Port Saint Lucie	FL	NASDAQ	149,959	NA	31.9	4	FL(4)
BOMK	Bank of McKenney	McKenney	VA	NASDAQ	149,782	NA	23.1	7	VA(7)
SUFB	SuffolkFirst Bank	Suffolk	VA	NASDAQ	112,109	NA	23.7	2	VA(2)
CART	Carolina Trust Bank	Lincolnton	NC	NASDAQ	111,764	12/31/2000	26.9	4	NC(4)
BOVA	Bank of Virginia	Midlothian	VA	NASDAQ	108,168	03/31/2003	24.3	4	VA(4)
CNLA	Community National Bank of the Lakeway Area	Morristown	TN	NASDAQ	97,411	NA	19.0	2	TN(2)
RCBK	River City Bank	Mechanicsville	VA	NASDAQ	74,884	NA	19.6	3	VA(1)
SouthWest Companies									
ZION	Zions Bancorporation	Salt Lake City	UT	NASDAQ	$45,142,086	NA	$8,573.7	498	UT(124),CA(94),TX(85),NV(72),AZ(53),CO(38),ID(25),NM(1),OR(1),WA(1)
BOKF	BOK Financial Corporation	Tulsa	OK	NASDAQ	16,924,085	06/07/1991	3,563.1	148	OK(75),TX(42),NM(20),CO(6),AZ(3),AR(2)
CFR	Cullen/Frost Bankers, Inc.	San Antonio	TX	NYSE	11,402,813	NA	3,242.7	108	TX(107)
IBOC	International Bancshares Corporation	Laredo	TX	NASDAQ	10,649,121	NA	1,930.3	218	TX(163),OK(56)
WTNY	Whitney Holding Corporation	New Orleans	LA	NASDAQ	10,427,716	NA	2,334.0	158	LA(86),FL(31),AL(19),TX(12),MS(10)
TRBS	Texas Regional Bancshares, Inc.	McAllen	TX	NASDAQ	6,951,782	NA	2,119.1	78	TX(79)
PRSP	Prosperity Bancshares, Inc.	Houston	TX	NASDAQ	4,531,951	11/12/1998	1,157.1	95	TX(93)
SBIB	Sterling Bancshares, Inc.	Houston	TX	NASDAQ	3,789,920	NA	946.6	47	TX(49)
TCBI	Texas Capital Bancshares, Inc.	Dallas	TX	NASDAQ	3,412,480	08/13/2003	496.8	11	TX(10)
BANF	BancFirst Corporation	Oklahoma City	OK	NASDAQ	3,389,689	NA	801.7	86	OK(86)
IBKC	IBERIABANK Corporation	Lafayette	LA	NASDAQ	2,977,609	04/07/1995	628.6	50	LA(48)
CBHI	Centennial Bank Holdings, Inc.	Denver	CO	NASDAQ	2,850,281	NA	587.1	38	CO(39)
FFIN	First Financial Bankshares, Inc.	Abilene	TX	NASDAQ	2,715,423	NA	849.8	45	TX(45)
FSNM	First State Bancorporation	Albuquerque	NM	NASDAQ	2,606,176	11/03/1993	443.0	50	NM(40),CO(6),UT(2),AZ(1)
OKSB	Southwest Bancorp, Inc.	Stillwater	OK	NASDAQ	2,188,102	NA	383.7	15	OK(8),TX(6),KS(1)
COBZ	CoBiz Inc.	Denver	CO	NASDAQ	2,095,163	06/18/1998	524.5	18	CO(11),AZ(7)
SBSI	Southside Bancshares, Inc.	Tyler	TX	NASDAQ	1,875,676	NA	325.0	27	TX(28)
TXUI	Texas United Bancshares, Inc.	La Grange	TX	NASDAQ	1,818,295	NA	360.8	46	TX(47)
SNBI	State National Bancshares, Inc.	Fort Worth	TX	NASDAQ	1,634,602	10/03/2005	457.9	45	TX(36),NM(10)
MCBI	MetroCorp Bancshares, Inc.	Houston	TX	NASDAQ	1,187,745	12/16/1998	250.7	17	TX(14),CA(3)
SBIT	Summit Bancshares, Inc.	Fort Worth	TX	NASDAQ	1,177,313	NA	356.5	14	TX(14)
MSL	MidSouth Bancorp, Inc.	Lafayette	LA	AMEX	779,848	04/19/1993	168.2	30	LA(23),TX(6)

RP® Financial, LC.

Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
Western Companies									
WFC	Wells Fargo & Company	San Francisco	CA	NYSE	$499,516,000	NA	$121,893.4	3,220	CA,TX,AZ,MN,WA,CO,UT,OR,NV,NM,ID,IA,WI,SD,AK,MT,NE,IN,ND,MI,WY,IL,OH
UB	UnionBanCal Corporation	San Francisco	CA	NYSE	50,800,136	NA	8,834.9	338	CA(337),WA(3),OR(1)
CYN	City National Corporation	Beverly Hills	CA	NYSE	14,477,067	NA	3,267.2	58	CA(56),NY(1)
FMT	Fremont General Corporation	Santa Monica	CA	NYSE	12,888,388	NA	1,119.7	22	CA(23)
FRC	First Republic Bank	San Francisco	CA	NYSE	10,380,347	NA	1,095.2	35	CA(37),NY(3),CT(1),MA(1),NV(1)
BOH	Bank of Hawaii Corporation	Honolulu	HI	NYSE	10,325,190	NA	2,476.4	83	HI(72),GU(6),MP(2),AS(1)
EWBC	East West Bancorp, Inc.	Pasadena	CA	NASDAQ	10,018,291	02/08/1999	2,286.7	64	CA(62),TX(1)
UCBH	UCBH Holdings, Inc.	San Francisco	CA	NASDAQ	8,291,093	11/05/1998	1,617.1	48	CA(38),NY(4),MA(3),WA(2)
STSA	Sterling Financial Corporation	Spokane	WA	NASDAQ	8,044,338	06/30/1983	1,279.9	146	WA(66),OR(64),ID(12),MT(7)
CATY	Cathay General Bancorp	Los Angeles	CA	NASDAQ	7,457,650	NA	1,852.2	43	CA(30),NY(9),WA(2),MA(1),TX(1)
GBBK	Greater Bay Bancorp	Palo Alto	CA	NASDAQ	7,369,654	NA	1,419.0	43	CA(42)
PCBC	Pacific Capital Bancorp	Santa Barbara	CA	NASDAQ	7,182,740	NA	1,276.2	49	CA(49)
UMPQ	Umpqua Holdings Corporation	Portland	OR	NASDAQ	7,179,943	NA	1,699.8	130	OR(65),CA(61),WA(3)
CVBF	CVB Financial Corp.	Ontario	CA	NASDAQ	5,952,419	NA	1,156.7	40	CA(40)
SIVB	SVB Financial Group	Santa Clara	CA	NASDAQ	5,471,651	NA	1,624.3	5	CA(4)
CPF	Central Pacific Financial Corp.	Honolulu	HI	NYSE	5,290,812	NA	1,144.5	38	HI(38)
WABC	Westamerica Bancorporation	San Rafael	CA	NASDAQ	4,906,886	NA	1,603.6	87	CA(87)
FCBP	First Community Bancorp	Rancho Santa Fe	CA	NASDAQ	4,557,634	NA	1,408.4	57	CA(57)
GBCI	Glacier Bancorp, Inc.	Kalispell	MT	NASDAQ	3,913,382	NA	1,178.8	86	MT(51),ID(21),WY(7),UT(4),WA(2)
WAL	Western Alliance Bancorporation	Las Vegas	NV	NYSE	3,889,621	07/01/2005	896.5	30	NV(16),AZ(8),CA(6)
HAFC	Hanmi Financial Corporation	Los Angeles	CA	NASDAQ	3,624,305	NA	978.7	22	CA(22)
BANR	Banner Corporation	Walla Walla	WA	NASDAQ	3,397,000	11/01/1995	532.5	60	WA(43),OR(9),ID(7)
ITLA	ITLA Capital Corporation	La Jolla	CA	NASDAQ	3,202,150	10/24/1995	306.0	9	CA(7),NV(2)
FTBK	Frontier Financial Corporation	Everett	WA	NASDAQ	3,099,500	04/16/1998	1,252.8	44	WA(45)
PLSB	Placer Sierra Bancshares	Sacramento	CA	NASDAQ	2,695,970	08/12/2004	535.7	50	CA(50)
COLB	Columbia Banking System, Inc.	Tacoma	WA	NASDAQ	2,544,598	NA	531.4	40	WA(35),OR(5)
MDST	Mid-State Bancshares	Arroyo Grande	CA	NASDAQ	2,327,660	06/12/1961	701.7	41	CA(41)
WCBO	West Coast Bancorp	Lake Oswego	OR	NASDAQ	2,295,410	NA	512.5	58	OR(47),WA(12)
CACB	Cascade Bancorp	Bend	OR	NASDAQ	2,245,364	NA	827.2	33	OR(21),ID(11)
FRGB	First Regional Bancorp	Century City	CA	NASDAQ	1,999,944	NA	402.7	8	CA(8)
NARA	Nara Bancorp, Inc.	Los Angeles	CA	NASDAQ	1,987,480	NA	487.3	20	CA(15),NY(5)
TCBK	TriCo Bancshares	Chico	CA	NASDAQ	1,871,156	NA	420.5	56	CA(56)
VNBC	Vineyard National Bancorp	Corona	CA	NASDAQ	1,863,962	NA	264.9	19	CA(17)
WIBC	Wilshire Bancorp, Inc.	Los Angeles	CA	NASDAQ	1,853,814	NA	572.3	17	CA(15),NY(2),TX(1)
CCOW	Capital Corp of the West	Merced	CA	NASDAQ	1,809,125	NA	346.5	26	CA(25)
CLFC	Center Financial Corporation	Los Angeles	CA	NASDAQ	1,649,305	NA	397.2	18	CA(16),IL(1),WA(1)
BHBC	Beverly Hills Bancorp Inc.	Calabasas	CA	NASDAQ	1,465,514	12/19/1996	176.6	2	CA(2)
AWBC	AmericanWest Bancorporation	Spokane	WA	NASDAQ	1,376,210	05/05/1995	249.1	42	WA(35),ID(9)
NREB	Northern Empire Bancshares	Santa Rosa	CA	NASDAQ	1,328,763	NA	327.3	12	CA(12)
CASB	Cascade Financial Corporation	Everett	WA	NASDAQ	1,294,369	NA	200.5	19	WA(19)
PFBC	Preferred Bank	Los Angeles	CA	NASDAQ	1,215,791	02/17/2005	408.4	11	CA(11)
HRZB	Horizon Financial Corp.	Bellingham	WA	NASDAQ	1,190,780	08/01/1986	304.8	19	WA(19)
BSRR	Sierra Bancorp	Porterville	CA	NASDAQ	1,148,504	NA	339.5	20	CA(20)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
HTBK	Heritage Commerce Corp	San Jose	CA	NASDAQ	1,094,664	NA	295.7	9	CA(9)
TMCV	Temecula Valley Bancorp, Inc.	Temecula	CA	NASDAQ	1,028,227	12/16/1996	210.2	12	CA(11)
CTBK	City Bank	Lynnwood	WA	NASDAQ	1,017,464	NA	531.0	8	WA(8)
PMBC	Pacific Mercantile Bancorp	Costa Mesa	CA	NASDAQ	1,010,593	06/19/2000	169.2	10	CA(10)
CBON	Community Bancorp	Las Vegas	NV	NASDAQ	1,009,513	12/10/2004	246.3	10	NV(14),AZ(1)
PRWT	PremierWest Bancorp	Medford	OR	NASDAQ	980,958	NA	274.8	38	OR(21),CA(16)
CBBO	Columbia Bancorp	The Dalles	OR	NASDAQ	952,753	NA	249.8	25	OR(19),WA(6)
CMBC	Community Bancorp, Inc.	Escondido	CA	NASDAQ	896,822	NA	262.2	11	CA(11)
NOVB	North Valley Bancorp	Redding	CA	NASDAQ	891,266	NA	132.5	25	CA(25)
NRIM	Northrim BanCorp, Inc.	Anchorage	AK	NASDAQ	879,297	11/06/1990	160.6	10	AK(10)
BMRC	Bank of Marin	Corte Madera	CA	NASDAQ	873,237	NA	176.1	11	CA(11)
PCBK	Pacific Continental Corporation	Eugene	OR	NASDAQ	832,337	NA	191.8	14	OR(11),WA(3)
HFWA	Heritage Financial Corporation	Olympia	WA	NASDAQ	828,309	01/09/1998	169.9	22	WA(21)
WBCO	Washington Banking Company	Oak Harbor	WA	NASDAQ	768,020	06/23/1998	167.3	19	WA(19)
UBFO	United Security Bancshares	Fresno	CA	NASDAQ	678,012	NA	275.5	11	CA(11)
BBNK	Bridge Capital Holdings	San Jose	CA	NASDAQ	641,578	04/11/2001	139.3	2	CA(2)
NBAN	North Bay Bancorp	Napa	CA	NASDAQ	635,755	NA	115.5	10	CA(10)
AMRB	American River Bankshares	Rancho Cordova	CA	NASDAQ	612,462	08/29/1983	142.7	12	CA(12)
BOCH	Bank of Commerce Holdings	Redding	CA	NASDAQ	564,147	NA	100.1	5	CA(5)
DCBK	Desert Community Bank	Victorville	CA	NASDAQ	549,372	NA	106.3	8	CA(8)
HEOP	Heritage Oaks Bancorp	Paso Robles	CA	NASDAQ	532,381	NA	105.8	12	CA(12)
CVLL	Community Valley Bancorp	Chico	CA	NASDAQ	518,654	NA	129.3	13	CA(13)
EPIK	Epic Bancorp	San Rafael	CA	NASDAQ	504,997	02/19/2004	52.6	7	CA(7)
MBLAE	National Mercantile Bancorp	Los Angeles	CA	NASDAQ	491,402	NA	69.8	4	CA(4)
CVCY	Central Valley Community Bancorp	Clovis	CA	NASDAQ	469,924	NA	89.8	10	CA(10)
PLBC	Plumas Bancorp	Quincy	CA	NASDAQ	469,530	NA	83.8	13	CA(13)
CWBC	Community West Bancshares	Goleta	CA	NASDAQ	469,183	NA	88.8	5	CA(5)
CWLZ	Cowlitz Bancorporation	Longview	WA	NASDAQ	423,777	03/23/1998	80.5	10	WA(7),OR(2)
TBHS	Bank Holdings	Reno	NV	NASDAQ	418,548	NA	77.1	5	NV(4),CA(1)
UBMT	United Financial Corp.	Great Falls	MT	NASDAQ	412,562	02/03/1998	62.6	14	MT(14)
PSBC	Pacific State Bancorp	Stockton	CA	NASDAQ	327,902	NA	66.7	8	CA(8)
SSBI	Summit State Bank	Santa Rosa	CA	NASDAQ	299,409	07/14/2006	62.8	4	CA(4)

(1) As of June 30, 2006 or most recent date available.
(2) Market values for MHCs include publicly-held and MHC-held shares.

Source: SNL Financial, LC., FDIC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
Thrift Institutions									
MidAtlantic Companies									
SOV	Sovereign Bancorp, Inc.	Philadelphia	PA	NYSE	$88,753,067	08/12/1986	$11,143.0	789	MA(241),PA(202),NJ(171),NY(78),CT(36),RI(30),NH(21),MD
HCBK	Hudson City Bancorp, Inc.	Paramus	NJ	NASDAQ	31,329,322	06/07/2005	7,683.3	107	NJ(87),NY(16),CT(4)
NYB	New York Community Bancorp, Inc.	Westbury	NY	NYSE	28,728,824	11/23/1993	4,865.7	169	NY(163),NJ(8)
AF	Astoria Financial Corporation	Lake Success	NY	NYSE	21,861,475	11/18/1993	3,135.5	86	NY(86)
FNFG	First Niagara Financial Group, Inc.	Lockport	NY	NASDAQ	8,011,500	01/21/2003	1,592.6	125	NY(125)
NWSB	Northwest Bancorp, Inc. (MHC)	Warren	PA	NASDAQ	6,584,367	11/07/1994	1,352.2	161	PA(136),NY(13),OH(5),MD(4),FL(2)
PFS	Provident Financial Services, Inc.	Jersey City	NJ	NYSE	5,860,183	01/15/2003	1,218.4	77	NJ(77)
ISBC	Investors Bancorp, Inc. (MHC)	Short Hills	NJ	NASDAQ	5,497,246	10/12/2005	1,718.6	47	NJ(47)
PRTR	Partners Trust Financial Group, Inc.	Utica	NY	NASDAQ	3,793,591	07/15/2004	495.2	36	NY(35)
DCOM	Dime Community Bancshares, Inc.	Brooklyn	NY	NASDAQ	3,123,921	06/26/1996	540.4	21	NY(21)
WSFS	WSFS Financial Corporation	Wilmington	DE	NASDAQ	3,036,630	11/26/1986	413.0	26	DE(24),PA(2)
KNBT	KNBT Bancorp, Inc.	Bethlehem	PA	NASDAQ	2,994,485	11/03/2003	470.6	60	PA(59)
TRST	TrustCo Bank Corp NY	Glenville	NY	NASDAQ	2,967,789	NA	836.5	81	NY(68),FL(14),MA(1),NJ(1),VT(1)
PBNY	Provident New York Bancorp	Montebello	NY	NASDAQ	2,780,419	01/15/2004	608.7	37	NY(34),NJ(1)
FFIC	Flushing Financial Corporation	Lake Success	NY	NASDAQ	2,640,242	11/21/1995	384.2	13	NY(12)
PFSB	PennFed Financial Services, Inc.	West Orange	NJ	NASDAQ	2,306,510	07/15/1994	234.5	24	NJ(24)
OCFC	OceanFirst Financial Corp.	Toms River	NJ	NASDAQ	2,100,745	07/03/1996	278.4	19	NJ(19)
KRNY	Kearny Financial Corp (MHC)	Fairfield	NJ	NASDAQ	2,007,525	02/24/2005	1,162.0	26	NJ(26)
ESBF	ESB Financial Corporation	Ellwood City	PA	NASDAQ	1,898,650	06/13/1990	135.4	23	PA(23)
PVSA	Parkvale Financial Corporation	Monroeville	PA	NASDAQ	1,858,715	07/16/1987	181.6	46	PA(40),OH(5),WV(2)
WFBC	Willow Financial Bancorp, Inc.	Wayne	PA	NASDAQ	1,576,735	04/04/2002	244.7	28	PA(28)
FMCO	FMS Financial Corporation	Burlington	NJ	NASDAQ	1,244,639	12/14/1988	203.0	42	NJ(42)
SYNF	Synergy Financial Group, Inc.	Cranford	NJ	NASDAQ	999,687	01/21/2004	182.9	20	NJ(20)
ROMA	Roma Financial Corporation (MHC)	Robbinsville	NJ	NASDAQ	948,604	07/12/2006	507.3	8	NJ(8)
GLK	Great Lakes Bancorp, Inc.	Buffalo	NY	NYSE	942,124	NA	177.3	13	NY(13)
SVBI	Severn Bancorp, Inc.	Annapolis	MD	NASDAQ	904,706	NA	176.2	3	MD(3)
ABBC	Abington Community Bancorp, Inc. (MHC)	Jenkintown	PA	NASDAQ	894,251	12/17/2004	240.8	13	PA(13)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	Clifton	NJ	NASDAQ	830,929	03/04/2004	344.7	10	NJ(10)
BCSB	BCSB Bankcorp, Inc. (MHC)	Baltimore	MD	NASDAQ	809,296	07/08/1998	77.1	18	MD(18)
HARL	Harleysville Savings Financial Corporation	Harleysville	PA	NASDAQ	775,181	08/04/1987	68.2	6	PA(6)
FXCB	Fox Chase Bancorp Inc. (MHC)	Hatboro	PA	NASDAQ	735,539	10/02/2006	NA	9	PA(7),NJ(3)
FSBI	Fidelity Bancorp, Inc.	Pittsburgh	PA	NASDAQ	728,113	06/24/1988	56.1	13	PA(13)
THRD	TF Financial Corporation	Newtown	PA	NASDAQ	674,134	07/13/1994	89.4	15	PA(12),NJ(3)
CNY	Carver Bancorp, Inc.	New York	NY	AMEX	654,567	10/25/1994	42.2	10	NY(10)
PBCI	Pamrapo Bancorp, Inc.	Bayonne	NJ	NASDAQ	644,029	11/14/1989	97.3	11	NJ(11)
OSHC	Ocean Shore Holding Company (MHC)	Ocean City	NJ	NASDAQ	562,256	12/22/2004	110.9	7	NJ(7)
FKFS	First Keystone Financial, Inc.	Media	PA	NASDAQ	528,922	01/26/1995	40.0	8	PA(8)
ABNJ	American Bancorp of New Jersey, Inc.	Bloomfield	NJ	NASDAQ	509,016	10/06/2005	166.9	2	NJ(2)
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	Philadelphia	PA	NASDAQ	466,757	03/30/2005	162.5	6	PA(6)
WSB	Washington Savings Bank, F.S.B.	Bowie	MD	AMEX	444,074	08/03/1988	70.9	5	MD(5)
ONFC	Oneida Financial Corp. (MHC)	Oneida	NY	NASDAQ	436,822	12/30/1998	90.5	10	NY(10)
WVFC	WVS Financial Corp.	Pittsburgh	PA	NASDAQ	423,183	11/29/1993	38.3	6	PA(6)
MGYR	Magyar Bancorp, Inc. (MHC)	New Brunswick	NJ	NASDAQ	410,736	01/24/2006	73.2	4	NJ(4)
ALLB	Greater Delaware Valley Savings Bank (MHC	Broomall	PA	NASDAQ	391,504	03/03/1995	82.6	9	PA(9)
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	Brooklyn	NY	NASDAQ	379,227	04/06/2005	165.8	4	NY(4)
COBK	Colonial Bankshares, Inc. (MHC)	Bridgeton	NJ	NASDAQ	359,083	06/30/2005	57.9	6	NJ(6)
LSBK	Lake Shore Bancorp, Inc. (MHC)	Dunkirk	NY	NASDAQ	350,956	04/04/2006	76.0	8	NY(8)
ESBK	Elmira Savings Bank, FSB	Elmira	NY	NASDAQ	338,384	03/01/1985	35.0	6	NY(5),PA(1)
NECB	Northeast Community Bancorp, Inc. (MHC)	White Plains	NY	NASDAQ	312,218	07/06/2006	150.8	6	NY(6)
GCBC	Greene County Bancorp, Inc. (MHC)	Catskill	NY	NASDAQ	307,565	12/30/1998	63.3	8	NY(8)
ROME	Rome Bancorp, Inc.	Rome	NY	NASDAQ	298,652	03/31/2005	111.3	4	NY(4)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
PBHC	Pathfinder Bancorp, Inc. (MHC)	Oswego	NY	NASDAQ	296,953	11/16/1995	35.5	8	NY(8)
FFCO	FedFirst Financial Corp. (MHC)	Monessen	PA	NASDAQ	267,751	04/07/2005	66.6	8	PA(8)
IFSB	Independence Federal Savings Bank	Washington	DC	NASDAQ	160,903	06/06/1985	16.3	5	DC(3),MD(2)
GOV	Gouverneur Bancorp, Inc. (MHC)	Gouverneur	NY	AMEX	127,770	03/23/1999	30.9	2	NY(2)
MidWest Companies									
FBC	Flagstar Bancorp, Inc.	Troy	MI	NYSE	$15,225,864	04/30/1997	$982.4	147	MI(109),IN(28),GA(10)
MAFB	MAF Bancorp, Inc.	Clarendon Hills	IL	NASDAQ	11,450,336	01/12/1990	1,404.5	82	IL(58),WI(24)
CFFN	Capitol Federal Financial (MHC)	Topeka	KS	NASDAQ	8,117,173	04/01/1999	2,713.4	37	KS(37)
ABCW	Anchor BanCorp Wisconsin Inc.	Madison	WI	NASDAQ	4,356,921	07/16/1992	646.3	60	WI(60)
BKMU	Bank Mutual Corporation	Milwaukee	WI	NASDAQ	3,503,016	10/30/2003	755.3	74	WI(73),MN(1)
TONE	TierOne Corporation	Lincoln	NE	NASDAQ	3,322,381	10/02/2002	602.6	70	NE(58),IA(9),KS(3)
FPFC	First Place Financial Corp.	Warren	OH	NASDAQ	3,113,210	01/04/1999	432.4	34	OH(29),MI(5)
UCFC	United Community Financial Corp.	Youngstown	OH	NASDAQ	2,640,549	07/09/1998	403.3	37	OH(36),PA(1)
CTZN	Citizens First Bancorp, Inc.	Port Huron	MI	NASDAQ	1,735,697	03/07/2001	247.4	24	MI(24)
BFIN	BankFinancial Corporation	Burr Ridge	IL	NASDAQ	1,671,630	06/24/2005	442.8	18	IL(17)
WAUW	Wauwatosa Holdings, Inc. (MHC)	Wauwatosa	WI	NASDAQ	1,575,301	10/05/2005	586.9	9	WI(9)
NASB	NASB Financial, Inc.	Grandview	MO	NASDAQ	1,550,347	09/27/1985	355.8	8	MO(8)
FDEF	First Defiance Financial Corp.	Defiance	OH	NASDAQ	1,514,666	10/02/1995	199.9	26	OH(26)
CITZ	CFS Bancorp, Inc.	Munster	IN	NASDAQ	1,281,831	07/24/1998	170.8	20	IN(11),IL(9)
PCBI	Peoples Community Bancorp, Inc.	West Chester	OH	NASDAQ	1,095,731	03/30/2000	94.1	20	OH(15),IN(5)
HMNF	HMN Financial, Inc.	Rochester	MN	NASDAQ	1,009,935	06/30/1994	149.3	12	MN(13),IA(2)
MFSF	MutualFirst Financial, Inc.	Muncie	IN	NASDAQ	978,881	12/30/1999	90.3	23	IN(21)
HFFC	HF Financial Corp.	Sioux Falls	SD	NASDAQ	961,294	04/08/1992	68.5	35	SD(34),MN(1)
PULB	Pulaski Financial Corp.	Saint Louis	MO	NASDAQ	938,888	12/03/1998	156.4	9	MO(9)
PVFC	PVF Capital Corp.	Solon	OH	NASDAQ	906,081	12/30/1992	82.7	17	OH(17)
LNCB	Lincoln Bancorp	Plainfield	IN	NASDAQ	880,796	12/30/1998	103.6	17	IN(17)
HFBC	HopFed Bancorp, Inc.	Hopkinsville	KY	NASDAQ	748,030	02/09/1998	61.0	14	KY(10),TN(4)
CASH	Meta Financial Group, Inc.	Storm Lake	IA	NASDAQ	746,810	09/20/1993	84.6	18	IA(13),SD(5)
FFSX	First Federal Bankshares, Inc.	Sioux City	IA	NASDAQ	612,535	04/14/1999	76.1	15	IA(13),NE(1)
MFBC	MFB Corp.	Mishawaka	IN	NASDAQ	506,298	03/25/1994	42.9	12	IN(10)
PFDC	Peoples Bancorp	Auburn	IN	NASDAQ	498,321	07/07/1987	64.3	15	IN(11),MI(4)
FFFD	North Central Bancshares, Inc.	Fort Dodge	IA	NASDAQ	496,241	03/21/1996	58.4	11	IA(11)
FCAP	First Capital, Inc.	Corydon	IN	NASDAQ	447,949	01/04/1999	52.0	11	IN(11)
ASBI	Ameriana Bancorp	New Castle	IN	NASDAQ	434,616	03/02/1987	44.2	10	IN(10)
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	NASDAQ	400,474	01/09/2003	49.9	11	OH(2)
LSBI	LSB Financial Corp.	Lafayette	IN	NASDAQ	369,127	02/03/1995	41.5	5	IN(5)
UCBA	United Community Bancorp (MHC)	Lawrenceburg	IN	NASDAQ	354,707	03/31/2006	93.4	4	IN(5)
FFBI	First Federal Bancshares, Inc.	Colchester	IL	NASDAQ	345,762	08/17/2000	29.8	9	IL(6),MO(3)
RIVR	River Valley Bancorp	Madison	IN	NASDAQ	327,826	12/20/1996	29.8	6	IN(6),KY(1)
FFHS	First Franklin Corporation	Cincinnati	OH	NASDAQ	319,662	01/26/1988	27.0	8	OH(8)
CHEV	Cheviot Financial Corp. (MHC)	Cincinnati	OH	NASDAQ	302,162	01/06/2004	120.2	6	OH(6)
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	NASDAQ	294,551	04/07/1999	29.0	10	IN(10)
FBTC	First BancTrust Corporation	Paris	IL	NASDAQ	290,257	04/19/2001	28.1	6	IL(6)
FFNM	First Federal of Northern Michigan Bancorp, I	Alpena	MI	NASDAQ	284,270	04/04/2005	27.9	10	MI(10)
LBCP	Liberty Bancorp, Inc.	Liberty	MO	NASDAQ	281,345	07/24/2006	47.8	6	MO(6)
KFFB	Kentucky First Federal Bancorp (MHC)	Hazard	KY	NASDAQ	261,941	03/03/2005	88.1	1	KY(1)
JXSB	Jacksonville Bancorp, Inc. (MHC)	Jacksonville	IL	NASDAQ	258,026	04/21/1995	24.8	8	IL(8)
PFED	Park Bancorp, Inc.	Chicago	IL	NASDAQ	235,630	08/12/1996	37.3	3	IL(3)
FBSI	First Bancshares, Inc.	Mountain Grove	MO	NASDAQ	228,395	12/22/1993	25.1	10	MO(11)
CFBK	Central Federal Corporation	Fairlawn	OH	NASDAQ	219,020	12/30/1998	36.5	4	OH(4)
BRBI	Blue River Bancshares, Inc.	Shelbyville	IN	NASDAQ	214,298	06/24/1998	22.1	5	IN(4),KY(1)
FCLF	First Clover Leaf Financial Corp.	Edwardsville	IL	NASDAQ	181,018	07/11/2006	102.5	4	IL(4)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
FFDF	FFD Financial Corporation	Dover	OH	NASDAQ	161,233	04/03/1996	18.5	3	OH(5)
HCFC	Home City Financial Corporation	Springfield	OH	NASDAQ	148,159	12/30/1996	13.3	2	OH(2)
FNFI	First Niles Financial, Inc.	Niles	OH	NASDAQ	98,726	10/27/1998	19.5	1	OH(1)
New England Companies									
PBCT	People's Bank (MHC)	Bridgeport	CT	NASDAQ	$11,004,700	07/06/1988	$5,799.9	159	CT(159)
NAL	NewAlliance Bancshares, Inc.	New Haven	CT	NYSE	7,112,215	04/02/2004	1,690.8	71	CT(71)
BRKL	Brookline Bancorp, Inc.	Brookline	MA	NASDAQ	2,381,365	07/10/2002	865.3	16	MA(16)
BHLB	Berkshire Hills Bancorp, Inc.	Pittsfield	MA	NASDAQ	2,147,989	06/28/2000	322.5	30	MA(23),NY(7)
RCKB	Rockville Financial, Inc. (MHC)	Vernon Rockville	CT	NASDAQ	1,149,344	05/23/2005	286.5	18	CT(18)
UBNK	United Financial Bancorp, Inc. (MHC)	West Springfield	MA	NASDAQ	961,843	07/13/2005	224.3	12	MA(12)
BFBC	Benjamin Franklin Bancorp, Inc.	Franklin	MA	NASDAQ	896,835	04/05/2005	118.8	10	MA(10)
MASB	MASSBANK Corp.	Reading	MA	NASDAQ	861,926	05/28/1986	141.3	15	MA(15)
WFD	Westfield Financial, Inc. (MHC)	Westfield	MA	AMEX	817,936	12/28/2001	338.5	10	MA(10)
LEGC	Legacy Bancorp, Inc.	Pittsfield	MA	NASDAQ	808,170	10/26/2005	158.8	11	MA(11)
SIFI	SI Financial Group, Inc. (MHC)	Willimantic	CT	NASDAQ	731,444	10/01/2004	148.4	18	CT(18)
NHTB	New Hampshire Thrift Bancshares, Inc.	Newport	NH	NASDAQ	671,360	05/22/1986	68.3	17	NH(17)
HIFS	Hingham Institution for Savings	Hingham	MA	NASDAQ	663,053	12/20/1988	79.4	8	MA(8)
CEBK	Central Bancorp, Inc.	Somerville	MA	NASDAQ	545,479	10/24/1986	48.5	11	MA(11)
LSBX	LSB Corporation	North Andover	MA	NASDAQ	515,885	05/02/1986	75.1	7	MA(6),NH(1)
PSBH	PSB Holdings, Inc. (MHC)	Putnam	CT	NASDAQ	474,417	10/05/2004	75.8	6	CT(6)
CBNK	Chicopee Bancorp, Inc.	Chicopee	MA	NASDAQ	438,495	07/20/2006	108.5	6	MA(6)
NVSL	Naugatuck Valley Financial Corp. (MHC)	Naugatuck	CT	NASDAQ	372,350	10/01/2004	84.0	9	CT(9)
NFSB	Newport Bancorp, Inc.	Newport	RI	NASDAQ	301,961	07/07/2006	68.3	5	RI(5)
NEBS	New England Bancshares, Inc.	Enfield	CT	NASDAQ	257,248	12/29/2005	69.5	8	CT(8)
MFLR	Mayflower Co-operative Bank	Middleboro	MA	NASDAQ	245,727	12/23/1987	26.9	6	MA(6)
SouthEast Companies									
BKUNA	BankUnited Financial Corporation	Coral Gables	FL	NASDAQ	$12,877,044	12/11/1985	$932.6	75	FL(75)
BFF	BFC Financial Corporation	Fort Lauderdale	FL	NYSE	7,416,888	NA	207.3	79	FL(81)
BBX	BankAtlantic Bancorp, Inc.	Fort Lauderdale	FL	NYSE	6,402,357	11/29/1983	750.5	79	FL(81)
FFFL	Fidelity Bankshares, Inc.	West Palm Beach	FL	NASDAQ	4,234,980	05/15/2001	1,000.4	50	FL(50)
NTBK	NetBank, Inc.	Alpharetta	GA	NASDAQ	4,142,005	07/29/1997	286.1	1	GA(1)
HARB	Harbor Florida Bancshares, Inc.	Fort Pierce	FL	NASDAQ	3,219,540	03/19/1998	1,076.7	40	FL(40)
FFCH	First Financial Holdings, Inc.	Charleston	SC	NASDAQ	2,651,694	11/10/1983	422.6	48	SC(50),NC(1)
CFCP	Coastal Financial Corporation	Myrtle Beach	SC	NASDAQ	1,624,081	09/26/1990	311.1	22	SC(15),NC(7)
SUPR	Superior Bancorp	Birmingham	AL	NASDAQ	1,531,227	12/10/1998	305.0	38	AL(22),FL(19)
CHFN	Charter Financial Corporation (MHC)	West Point	GA	NASDAQ	1,105,187	10/17/2001	859.2	9	AL(7),GA(3)
FFBH	First Federal Bancshares of Arkansas, Inc.	Harrison	AR	NASDAQ	883,066	05/03/1996	115.0	17	AR(18)
ACFC	Atlantic Coast Federal Corporation (MHC)	Waycross	GA	NASDAQ	778,868	10/05/2004	254.1	11	FL(7),GA(4)
FDT	Federal Trust Corporation	Sanford	FL	AMEX	742,689	12/12/1997	92.6	8	FL(8)
PFSL	Pocahontas Bancorp, Inc.	Jonesboro	AR	NASDAQ	732,944	04/01/1998	81.9	21	AR(20),OK(1)
CSBC	Citizens South Banking Corporation	Gastonia	NC	NASDAQ	725,908	10/01/2002	104.6	14	NC(14)
CFFC	Community Financial Corporation	Staunton	VA	NASDAQ	435,313	03/30/1988	49.5	8	VA(9)
HBOS	Heritage Financial Group (MHC)	Albany	GA	NASDAQ	381,337	06/30/2005	172.7	7	GA(6),FL(1)
FCFL	First Community Bank Corporation of America	Pinellas Park	FL	NASDAQ	357,545	05/31/2003	76.7	7	FL(7)
JFBI	Jefferson Bancshares, Inc.	Morristown	TN	NASDAQ	327,137	07/02/2003	87.1	4	TN(3)
GAFC	Greater Atlantic Financial Corp.	Reston	VA	NASDAQ	318,169	06/28/1999	14.4	6	VA(4),MD(2)
SSFC	South Street Financial Corp.	Albemarle	NC	NASDAQ	257,887	10/03/1996	26.7	3	NC(3)
PEDE	Great Pee Dee Bancorp, Inc.	Cheraw	SC	NASDAQ	214,237	12/31/1997	28.8	3	SC(3)
SouthWest Companies									
FBTX	Franklin Bank Corp.	Houston	TX	NASDAQ	$5,095,829	12/18/2003	$505.7	37	TX(36)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
UWBK	United Western Bancorp, Inc.	Denver	CO	NASDAQ	2,156,120	10/18/1996	158.8	1	CO(1)
VPFG	ViewPoint Financial Group (MHC)	Plano	TX	NASDAQ	1,538,639	10/03/2006	NA	31	TX(36)
TSH	Teche Holding Company	New Iberia	LA	AMEX	700,013	04/19/1995	117.6	19	LA(19)
GSLA	GS Financial Corp.	Metairie	LA	NASDAQ	172,741	04/01/1997	23.9	4	LA(4)
Western Companies									
WM	Washington Mutual, Inc.	Seattle	WA	NYSE	$350,884,000	03/11/1983	$41,940.6	2,050	CA,FL,TX,NY,WA,IL,OR,GA,NJ,AZ,CO,UT,NV,ID,CT,NH
NDE	IndyMac Bancorp, Inc.	Pasadena	CA	NYSE	23,756,442	11/10/1986	3,127.1	27	CA(27)
DSL	Downey Financial Corp.	Newport Beach	CA	NYSE	17,464,780	01/01/1971	1,933.9	170	CA(167),AZ(4)
FED	FirstFed Financial Corp.	Santa Monica	CA	NYSE	10,254,669	12/16/1983	981.0	30	CA(32)
WFSL	Washington Federal, Inc.	Seattle	WA	NASDAQ	8,803,135	11/17/1982	2,035.7	121	WA(44),OR(26),AZ(20),ID(16),UT(10),NV(3),TX(3)
PFB	PFF Bancorp, Inc.	Rancho Cucamon	CA	NYSE	4,487,517	03/29/1996	842.2	30	CA(30)
PROV	Provident Financial Holdings, Inc.	Riverside	CA	NASDAQ	1,622,470	06/28/1996	200.7	12	CA(12)
HWFG	Harrington West Financial Group, Inc.	Solvang	CA	NASDAQ	1,125,553	11/07/2002	92.5	16	CA(11),KS(3),AZ(2)
FMSB	First Mutual Bancshares, Inc.	Bellevue	WA	NASDAQ	1,103,173	12/17/1985	189.5	12	WA(12)
RPFG	Rainier Pacific Financial Group, Inc.	Tacoma	WA	NASDAQ	919,227	10/21/2003	121.1	14	WA(14)
FBNW	FirstBank NW Corp.	Clarkston	WA	NASDAQ	883,536	07/02/1997	178.7	22	OR(10),ID(9),WA(3)
FPTB	First PacTrust Bancorp, Inc.	Chula Vista	CA	NASDAQ	822,214	08/23/2002	123.2	9	CA(9)
RVSB	Riverview Bancorp, Inc.	Vancouver	WA	NASDAQ	793,325	10/01/1997	161.3	18	WA(14),OR(3)
HOME	Home Federal Bancorp, Inc. (MHC)	Nampa	ID	NASDAQ	756,678	12/07/2004	253.8	15	ID(14)
KFED	K-Fed Bancorp (MHC)	Covina	CA	NASDAQ	738,899	03/31/2004	228.9	7	CA(7)
BOFI	B of I Holding, Inc.	San Diego	CA	NASDAQ	737,835	03/15/2005	56.0	1	CA(1)
PPBI	Pacific Premier Bancorp, Inc.	Costa Mesa	CA	NASDAQ	714,345	06/25/1997	63.3	5	CA(5)
TSBK	Timberland Bancorp, Inc.	Hoquiam	WA	NASDAQ	556,544	01/13/1998	142.0	21	WA(21)
BYFC	Broadway Financial Corporation	Los Angeles	CA	NASDAQ	284,048	01/09/1996	17.0	4	CA(4)
Commercial Banks									
MidAtlantic Companies									
C	Citigroup Inc.	New York	NY	NYSE	$1,626,551,000	NA	$247,938.8	942	CA(377),NY(251),TX(125),IL(58),FL(41),NV(22),CT(16),PR(16),DC(14),NJ(12),MD(11),VA(8),SD(3),DE(2),GU(1),UT(1)
JPM	JPMorgan Chase & Co.	New York	NY	NYSE	1,328,001,000	NA	165,691.2	3,092	NY,TX,IL,OH,MI,AZ,IN,LA,NJ,WI,CO,KY,CT,OK,UT,WV,FL,DE,CA,PA,AL,DC,GA,MA,RI,WA
BK	Bank of New York Company, Inc.	New York	NY	NYSE	108,881,000	NA	26,869.8	15	NY(4),CA(2),CT(2),FL(2),NJ(2),DE(1),MA(1),MO(1),WA(1)
PNC	PNC Financial Services Group, Inc.	Pittsburgh	PA	NYSE	94,914,000	NA	20,326.2	876	PA(357),NJ(306),KY(58),OH(46),DE(40),DC(30),VA(18),MD(10),IN(8),FL(2)
NFB	North Fork Bancorporation, Inc.	Melville	NY	NYSE	59,381,835	09/02/1982	13,611.8	351	NY(279),NJ(73),CT(1)
MTB	M&T Bank Corporation	Buffalo	NY	NYSE	56,373,476	NA	13,551.4	683	NY(289),PA(228),MD(149),DC(8),VA(7),WV(2),DE(1)
BPOP	Popular, Inc.	Hato Rey	PR	NASDAQ	46,935,000	NA	5,027.9	347	PR(196),CA(51),NY(33),FL(20),IL(20),NJ(14),VI(8),TX(7)
CBH	Commerce Bancorp, Inc.	Cherry Hill	NJ	NYSE	43,303,510	NA	6,762.8	404	NJ(199),NY(90),PA(79),VA(9),DE(8),FL(8),CT(7),MD(2),DC(1)
MEL	Mellon Financial Corporation	Pittsburgh	PA	NYSE	40,192,000	NA	15,885.6	46	PA(19),FL(15),CA(7),MA(2),DE(1),MD(1),NJ(1)
FBP	First BanCorp	San Juan	PR	NYSE	18,822,119	NA	872.1	68	PR(46),FL(11),VI(11)
DRL	Doral Financial Corporation	San Juan	PR	NYSE	17,298,749	12/18/1988	595.1	50	PR(43),NY(11)
MRBK	Mercantile Bankshares Corporation	Baltimore	MD	NASDAQ	17,002,714	NA	5,603.7	244	MD(193),VA(41),DE(9),DC(2),PA(1)
WHI	W Holding Company, Inc.	Mayaguez	PR	NYSE	16,654,961	NA	973.8	53	PR(53)
FULT	Fulton Financial Corporation	Lancaster	PA	NASDAQ	14,561,545	NA	2,858.1	267	PA(137),NJ(72),MD(40),DE(13),VA(7)
VLY	Valley National Bancorp	Wayne	NJ	NYSE	12,429,815	NA	3,023.6	167	NJ(155),NY(12)
WL	Wilmington Trust Corporation	Wilmington	DE	NYSE	10,590,714	NA	3,098.0	50	DE(44),PA(5),FL(3),MD(1)
RGF	R & G Financial Corporation	Hato Rey	PR	NYSE	10,198,602	NA	224.5	68	PR(37),FL(30),GA(3)
SBP	Santander BanCorp	San Juan	PR	NYSE	8,929,461	11/20/1998	890.8	64	PR(64)
SUSQ	Susquehanna Bancshares, Inc.	Lititz	PA	NASDAQ	8,256,165	12/30/1987	1,316.7	165	PA(93),MD(39),NJ(30),WV(4)
PBKS	Provident Bankshares Corporation	Baltimore	MD	NASDAQ	6,409,226	NA	1,261.7	155	MD(100),VA(52),DC(1),PA(1)
FNB	F.N.B. Corporation	Hermitage	PA	NYSE	6,072,739	NA	1,019.5	162	PA(149),OH(11)
FCF	First Commonwealth Financial Corporation	Indiana	PA	NYSE	5,925,386	NA	980.1	110	PA(110)
NPBC	National Penn Bancshares, Inc.	Boyertown	PA	NASDAQ	5,225,420	NA	999.3	85	PA(84),MD(1)
NBTB	NBT Bancorp Inc.	Norwich	NY	NASDAQ	4,995,912	NA	822.9	122	NY(82),PA(38)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
OFG	Oriental Financial Group Inc.	San Juan	PR	NYSE	4,833,664	NA	304.7	25	PR(25)
SBNY	Signature Bank	New York	NY	NASDAQ	4,703,283	03/22/2004	933.8	17	NY(17)
CBU	Community Bank System, Inc.	De Witt	NY	NYSE	4,139,724	NA	697.9	128	NY(101),PA(27)
CMTY	Community Banks, Inc.	Harrisburg	PA	NASDAQ	3,385,599	NA	649.2	71	PA(70),MD(2)
STBA	S&T Bancorp, Inc.	Indiana	PA	NASDAQ	3,301,896	NA	839.7	51	PA(51)
SNBC	Sun Bancorp, Inc.	Vineland	NJ	NASDAQ	3,264,417	NA	397.7	79	NJ(71),DE(7),PA(1)
HNBC	Harleysville National Corporation	Harleysville	PA	NASDAQ	3,217,018	09/12/1986	612.1	45	PA(45)
SLFI	Sterling Financial Corporation	Lancaster	PA	NASDAQ	3,094,126	NA	680.4	64	PA(56),MD(7),DE(1)
YANB	Yardville National Bancorp	Hamilton	NJ	NASDAQ	3,023,908	NA	425.2	31	NJ(28),PA(2)
UBH	U.S.B. Holding Co., Inc.	Orangeburg	NY	NYSE	2,820,286	NA	500.5	29	NY(28),CT(1)
SASR	Sandy Spring Bancorp, Inc.	Olney	MD	NASDAQ	2,586,353	07/01/1985	553.5	32	MD(32)
EUBK	EuroBancshares, Inc.	San Juan	PR	NASDAQ	2,444,308	08/12/2004	168.2	24	PR(25)
LBAI	Lakeland Bancorp, Inc.	Oak Ridge	NJ	NASDAQ	2,257,689	NA	308.2	46	NJ(46)
TMP	Tompkins Trustco, Inc.	Ithaca	NY	AMEX	2,136,688	NA	471.6	38	NY(37),CT(1)
STL	Sterling Bancorp	New York	NY	NYSE	1,994,934	NA	368.1	11	NY(11)
FISI	Financial Institutions, Inc.	Warsaw	NY	NASDAQ	1,923,819	06/25/1999	267.0	49	NY(49)
OMEF	Omega Financial Corporation	State College	PA	NASDAQ	1,908,401	NA	392.9	70	PA(70)
UVSP	Univest Corporation of Pennsylvania	Souderton	PA	NASDAQ	1,851,573	09/28/1973	389.0	43	PA(43)
IBCA	Intervest Bancshares Corporation	New York	NY	NASDAQ	1,791,672	NA	305.6	6	FL(5),NY(1)
COBH	Pennsylvania Commerce Bancorp, Inc.	Harrisburg	PA	NASDAQ	1,783,933	NA	159.1	29	PA(29)
IFCJ	Interchange Financial Services Corporation	Saddle Brook	NJ	NASDAQ	1,659,322	NA	466.1	30	NJ(30)
STBC	State Bancorp, Inc.	New Hyde Park	NY	NASDAQ	1,631,590	NA	208.0	16	NY(16)
AROW	Arrow Financial Corporation	Glens Falls	NY	NASDAQ	1,516,334	NA	281.2	31	NY(31)
SUBK	Suffolk Bancorp	Riverhead	NY	NASDAQ	1,412,528	NA	349.0	27	NY(27)
FMAR	First Mariner Bancorp	Baltimore	MD	NASDAQ	1,396,632	12/19/1996	125.7	27	MD(26)
RBPAA	Royal Bancshares of Pennsylvania, Inc.	Narberth	PA	NASDAQ	1,359,209	NA	297.5	20	PA(17),NJ(3)
PGC	Peapack-Gladstone Financial Corporation	Gladstone	NJ	AMEX	1,327,562	NA	199.2	21	NJ(21)
FUNC	First United Corporation	Oakland	MD	NASDAQ	1,306,010	NA	130.1	24	MD(15),WV(10)
CZNC	Citizens & Northern Corporation	Wellsboro	PA	NASDAQ	1,125,287	NA	183.8	23	PA(21),NY(2)
TBBK	Bancorp, Inc.	Wilmington	DE	NASDAQ	1,105,359	NA	372.5	2	DE(1)
CNBC	Center Bancorp, Inc.	Union	NJ	NASDAQ	1,072,713	NA	211.7	12	NJ(12)
FLPB	Leesport Financial Corp.	Wyomissing	PA	NASDAQ	992,963	NA	129.8	21	PA(21)
ALNC	Alliance Financial Corporation	Syracuse	NY	NASDAQ	990,545	NA	113.7	29	NY(29)
FLIC	First of Long Island Corporation	Glen Head	NY	NASDAQ	979,705	NA	164.2	25	NY(25)
SMTB	Smithtown Bancorp, Inc.	Hauppauge	NY	NASDAQ	976,186	NA	264.9	13	NY(13)
BERK	Berkshire Bancorp Inc.	New York	NY	NASDAQ	936,475	NA	114.3	13	NY(11),NJ(1)
ASRV	AmeriServ Financial, Inc.	Johnstown	PA	NASDAQ	887,608	NA	94.1	20	PA(20)
SHBI	Shore Bancshares, Inc.	Easton	MD	NASDAQ	887,585	NA	248.8	17	MD(15),DE(2)
GFLS	Greater Community Bancorp	Totowa	NJ	NASDAQ	883,127	NA	131.1	15	NJ(16)
FRBK	Republic First Bancorp, Inc.	Philadelphia	PA	NASDAQ	861,748	NA	128.1	11	PA(11)
CCNE	CNB Financial Corporation	Clearfield	PA	NASDAQ	776,957	NA	123.5	22	PA(21)
EGBN	Eagle Bancorp, Inc.	Bethesda	MD	NASDAQ	757,407	10/31/1997	177.2	9	MD(6),DC(3)
GIW	Wilber Corporation	Oneonta	NY	AMEX	757,223	NA	107.2	20	NY(20)
BMTC	Bryn Mawr Bank Corporation	Bryn Mawr	PA	NASDAQ	751,482	08/08/1986	190.9	15	PA(15)
IRW	IBT Bancorp, Inc.	Irwin	PA	AMEX	725,011	NA	122.4	10	PA(10)
UNTY	Unity Bancorp, Inc.	Clinton	NJ	NASDAQ	670,870	NA	104.6	14	NJ(14)
PWOD	Penns Woods Bancorp, Inc.	Williamsport	PA	NASDAQ	576,305	NA	142.3	14	PA(14)
PSBI	PSB Bancorp, Inc.	Philadelphia	PA	NASDAQ	562,371	07/17/1998	81.6	13	PA(13)
CCBP	Comm Bancorp, Inc.	Clarks Summit	PA	NASDAQ	549,040	NA	75.5	16	PA(16)
AMBK	American Bank Incorporated	Allentown	PA	NASDAQ	520,632	06/15/2000	45.3	1	PA(1)
CVLY	Codorus Valley Bancorp, Inc.	York	PA	NASDAQ	516,521	NA	67.8	16	PA(16)
CPBC	Community Partners Bancorp	Middletown	NJ	NASDAQ	511,087	NA	67.1	11	NJ(11)
CJBK	Central Jersey Bancorp	Long Branch	NJ	NASDAQ	510,682	12/04/1998	73.5	14	NJ(14)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
BCBP	BCB Bancorp, Inc.	Bayonne	NJ	NASDAQ	488,943	12/31/2000	77.6	3	NJ(3)
EVBN	Evans Bancorp, Inc.	Angola	NY	NASDAQ	468,065	NA	57.2	11	NY(11)
MBP	Mid Penn Bancorp, Inc.	Millersburg	PA	AMEX	456,685	12/31/1991	84.4	13	PA(13)
NWFL	Norwood Financial Corp.	Honesdale	PA	NASDAQ	455,159	NA	87.4	11	PA(11)
BORD	Boardwalk Bancorp, Inc.	Linwood	NJ	NASDAQ	436,295	07/29/1999	51.5	NA	
EPEN	East Penn Financial Corporation	Emmaus	PA	NASDAQ	423,272	NA	53.5	9	PA(9)
JFBC	Jeffersonville Bancorp	Jeffersonville	NY	NASDAQ	403,870	NA	77.7	10	NY(10)
FCCY	1st Constitution Bancorp	Cranbury	NJ	NASDAQ	381,626	NA	63.4	10	NJ(10)
AANB	Abigail Adams National Bancorp, Inc.	Washington	DC	NASDAQ	372,089	NA	46.7	10	DC(6),VA(3),MD(1)
CRRB	Carrollton Bancorp	Baltimore	MD	NASDAQ	343,028	NA	50.5	12	MD(12)
STNJ	Sterling Bank	Mount Laurel	NJ	NASDAQ	342,058	NA	51.0	7	NJ(7)
PKBK	Parke Bancorp, Inc.	Sewell	NJ	NASDAQ	335,884	NA	50.2	4	NJ(3),PA(1)
GLBZ	Glen Burnie Bancorp	Glen Burnie	MD	NASDAQ	331,600	NA	42.2	8	MD(8)
SBBX	Sussex Bancorp	Franklin	NJ	NASDAQ	331,259	NA	48.6	9	NJ(8),NY(1)
CNAF	Commercial National Financial Corporation	Latrobe	PA	NASDAQ	325,341	NA	57.9	9	PA(9)
ANNB	Annapolis Bancorp, Inc.	Annapolis	MD	NASDAQ	323,831	09/30/1997	38.4	7	MD(7)
SOMH	Somerset Hills Bancorp	Bernardsville	NJ	NASDAQ	257,573	09/30/1998	48.1	5	NJ(5)
BAYN	Bay National Corporation	Lutherville	MD	NASDAQ	230,065	04/30/2000	38.6	2	MD(2)
OLBK	Old Line Bancshares, Inc.	Bowie	MD	NASDAQ	196,543	NA	46.8	6	MD(6)
BRB	Brunswick Bancorp	New Brunswick	NJ	AMEX	144,086	NA	35.0	7	NJ(7)
LBBB	Liberty Bell Bank	Cherry Hill	NJ	NASDAQ	106,400	08/08/2003	19.5	3	NJ(3)
CMFB	CommerceFirst Bancorp, Inc.	Annapolis	MD	NASDAQ	99,881	NA	24.6	4	MD(4)
AMAB	AmericasBank Corp.	Towson	MD	NASDAQ	81,857	11/30/1997	18.6	2	MD(2)
MidWest Companies									
USB	U.S. Bancorp	Minneapolis	MN	NYSE	$213,405,000	NA	$59,690.0	2,553	OH,CA,MO,OR,WA,CO,MN,WI,KY,IL,IA,ID,TN,NE,AZ,NV,AR,UT,KS,ND,IN,SD,WY,MT,GA,TX
NCC	National City Corporation	Cleveland	OH	NYSE	141,485,577	NA	21,986.5	1,334	OH(409),MI(270),PA(208),IN(173),IL(115),KY(110),MO(53)
FITB	Fifth Third Bancorp	Cincinnati	OH	NASDAQ	106,111,000	NA	21,763.5	1,186	OH(389),MI(270),IN(150),IL(129),KY(116),FL(92),TN(25),WV(7),PA(5),MO(3)
KEY	KeyCorp	Cleveland	OH	NYSE	94,794,000	NA	14,659.9	959	OH(224),NY(200),WA(155),IN(65),ME(65),OR(64),CO(47),UT(38),MI(35),ID(31),AK(17),VT(13),KY(4)
CMA	Comerica Incorporated	Detroit	MI	NYSE	57,080,000	NA	9,358.0	377	MI(254),CA(61),TX(61),FL(8),AZ(5),CO(1)
MI	Marshall & Ilsley Corporation	Milwaukee	WI	NYSE	55,483,000	NA	12,258.4	316	WI(201),AZ(43),MN(24),MO(21),FL(15),KS(11),OK(3),IL(1),NV(1)
NTRS	Northern Trust Corporation	Chicago	IL	NASDAQ	53,325,900	NA	13,192.5	90	FL(29),IL(18),CA(12),AZ(11),TX(8),MI(3),CO(1),CT(1),GA(1),MA(1),MN(1),MO(1),NV(1),NY(1),OH(1),WA(1),WI(1)
HBAN	Huntington Bancshares Incorporated	Columbus	OH	NASDAQ	36,265,777	NA	5,760.2	415	OH(228),MI(119),WV(31),IN(25),KY(14),FL(2)
ASBC	Associated Banc-Corp	Green Bay	WI	NASDAQ	21,128,354	NA	4,401.2	326	WI(235),IL(65),MN(26)
SKYF	Sky Financial Group, Inc.	Bowling Green	OH	NASDAQ	15,751,002	NA	2,719.8	292	OH(217),PA(66),MI(5),WV(3),IN(1)
CBSH	Commerce Bancshares, Inc.	Kansas City	MO	NASDAQ	14,273,397	08/04/1966	3,323.3	210	MO(122),KS(64),IL(20),NE(1)
TCB	TCF Financial Corporation	Wayzata	MN	NYSE	14,198,349	NA	3,500.3	465	IL(205),MN(109),MI(66),CO(45),WI(35),IN(6)
FMER	FirstMerit Corporation	Akron	OH	NASDAQ	10,254,773	NA	1,913.4	157	OH(153),PA(4)
CORS	Corus Bankshares, Inc.	Chicago	IL	NASDAQ	9,571,933	NA	1,222.7	14	IL(14)
WTFC	Wintrust Financial Corporation	Lake Forest	IL	NASDAQ	9,172,784	NA	1,257.0	71	IL(68),WI(4)
FMBI	First Midwest Bancorp, Inc.	Itasca	IL	NASDAQ	8,692,628	03/31/1983	1,901.6	105	IL(73),IN(28),IA(4)
ONB	Old National Bancorp	Evansville	IN	NYSE	8,306,497	NA	1,280.4	122	IN(87),KY(17),IL(16),OH(2)
CBCF	Citizens Banking Corporation	Flint	MI	NASDAQ	7,814,170	NA	1,149.6	187	MI(119),WI(50),IA(11)
UMBF	UMB Financial Corporation	Kansas City	MO	NASDAQ	7,632,832	NA	1,584.4	148	MO(83),KS(31),CO(15),IL(8),OK(6),NE(3),AZ(1)
IFC	Irwin Financial Corporation	Columbus	IN	NYSE	6,515,991	NA	648.7	33	IN(18),MI(5),AZ(3),CA(2),NV(2),KY(1),MO(1),UT(1),WI(1)
RBNC	Republic Bancorp Inc.	Owosso	MI	NASDAQ	6,346,590	NA	1,014.8	85	MI(67),OH(16),IN(2)
MBFI	MB Financial, Inc.	Chicago	IL	NASDAQ	5,908,883	04/07/1995	1,063.7	67	IL(62),OK(6),PA(1)
AMFI	AMCORE Financial, Inc.	Rockford	IL	NASDAQ	5,424,549	NA	773.8	76	IL(54),WI(22)
PRK	Park National Corporation	Newark	OH	AMEX	5,393,333	02/28/1987	1,420.7	129	OH(128)
PVTB	PrivateBancorp, Inc.	Chicago	IL	NASDAQ	3,876,892	06/30/1999	912.3	13	IL(8),MI(3),MO(2),WI(1)
CHFC	Chemical Financial Corporation	Midland	MI	NASDAQ	3,730,642	NA	751.3	124	MI(124)
CBC	Capitol Bancorp Ltd.	Lansing	MI	NYSE	3,722,642	NA	748.5	49	MI(15),AZ(11),CA(5),NC(4),NV(4),GA(3),IN(3),WA(2),IL(1),MO(1),NM(1)
SRCE	1st Source Corporation	South Bend	IN	NASDAQ	3,608,526	NA	716.0	67	IN(60),MI(7)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
FFBC	First Financial Bancorp.	Hamilton	OH	NASDAQ	3,455,385	NA	671.5	97	OH(55),IN(36),KY(4),MI(2)
IBCP	Independent Bank Corporation	Ionia	MI	NASDAQ	3,442,721	NA	568.7	99	MI(100)
FRME	First Merchants Corporation	Muncie	IN	NASDAQ	3,408,263	NA	454.0	67	IN(64),OH(3)
TAYC	Taylor Capital Group, Inc.	Rosemont	IL	NASDAQ	3,376,763	10/16/2002	340.6	14	IL(14)
CTBI	Community Trust Bancorp, Inc.	Pikeville	KY	NASDAQ	2,965,211	07/01/1981	592.0	78	KY(74),WV(5)
HTLF	Heartland Financial USA, Inc.	Dubuque	IA	NASDAQ	2,935,311	NA	447.1	56	NM(15),IA(12),IL(9),MT(9),AZ(6),WI(6)
RBCAA	Republic Bancorp, Inc.	Louisville	KY	NASDAQ	2,800,679	07/21/1998	361.2	35	KY(33),IN(2),FL(1)
IBNK	Integra Bank Corporation	Evansville	IN	NASDAQ	2,743,508	12/17/1991	468.8	78	KY(34),IN(33),IL(9),OH(2)
OSBC	Old Second Bancorp, Inc.	Aurora	IL	NASDAQ	2,423,139	NA	418.1	28	IL(28)
MSFG	MainSource Financial Group, Inc.	Greensburg	IN	NASDAQ	2,375,548	NA	316.9	86	IN(74),IL(7),OH(5)
MBHI	Midwest Banc Holdings, Inc.	Melrose Park	IL	NASDAQ	2,361,602	02/24/1998	614.9	24	IL(24)
BUSE	First Busey Corporation	Urbana	IL	NASDAQ	2,342,375	NA	508.2	38	IL(29),FL(8),IN(1)
GSBC	Great Southern Bancorp, Inc.	Springfield	MO	NASDAQ	2,244,160	NA	410.2	42	MO(42)
THFF	First Financial Corporation	Terre Haute	IN	NASDAQ	2,177,763	NA	470.5	49	IN(37),IL(12)
FINB	First Indiana Corporation	Indianapolis	IN	NASDAQ	2,088,700	NA	438.2	31	IN(31)
MCBC	Macatawa Bank Corporation	Holland	MI	NASDAQ	2,041,031	04/01/1998	380.4	27	MI(27)
MBWM	Mercantile Bank Corporation	Grand Rapids	MI	NASDAQ	2,026,834	NA	315.6	8	MI(8)
PEBO	Peoples Bancorp Inc.	Marietta	OH	NASDAQ	1,879,063	12/31/1990	329.4	46	OH(32),WV(10),KY(5)
LKFN	Lakeland Financial Corporation	Warsaw	IN	NASDAQ	1,799,666	NA	299.6	45	IN(45)
FFKT	Farmers Capital Bank Corporation	Frankfort	KY	NASDAQ	1,673,253	NA	273.3	38	KY(38)
MBTF	MBT Financial Corp.	Monroe	MI	NASDAQ	1,598,665	NA	254.8	25	MI(25)
WTBA	West Bancorporation, Inc.	West Des Moines	IA	NASDAQ	1,347,255	04/24/1994	319.2	11	IA(11)
SYBT	S.Y. Bancorp, Inc.	Louisville	KY	NASDAQ	1,340,101	10/27/1995	425.6	25	KY(19),IN(6)
EFSC	Enterprise Financial Services Corp	Saint Louis	MO	NASDAQ	1,306,541	02/14/1997	381.3	11	MO(9),KS(2)
OAKF	Oak Hill Financial, Inc.	Jackson	OH	NASDAQ	1,255,520	10/12/1995	140.8	39	OH(41)
MBR	Mercantile Bancorp, Inc.	Quincy	IL	AMEX	1,176,901	NA	128.1	19	IL(11),MO(8)
EXJF	Exchange National Bancshares, Inc.	Jefferson City	MO	NASDAQ	1,161,586	NA	129.3	25	MO(25)
QCRH	QCR Holdings, Inc.	Moline	IL	NASDAQ	1,156,572	10/06/1993	78.8	10	IA(6),IL(3),WI(1)
HBNC	Horizon Bancorp	Michigan City	IN	NASDAQ	1,131,141	NA	84.3	18	IN(13),MI(5)
CAFI	Camco Financial Corporation	Cambridge	OH	NASDAQ	1,073,673	NA	104.9	23	OH(18),KY(4),WV(1)
FBMI	Firstbank Corporation	Alma	MI	NASDAQ	1,071,655	NA	149.3	42	MI(42)
GABC	German American Bancorp, Inc.	Jasper	IN	NASDAQ	1,024,540	NA	151.3	31	IN(30),KY(1)
PBIB	Porter Bancorp, Inc.	Louisville	KY	NASDAQ	1,013,372	09/22/2006	169.9	13	KY(13)
PNBC	Princeton National Bancorp, Inc.	Princeton	IL	NASDAQ	942,527	NA	111.3	19	IL(20)
HOMF	Home Federal Bancorp	Columbus	IN	NASDAQ	863,050	NA	99.1	19	IN(19)
CASS	Cass Information Systems, Inc.	Bridgeton	MO	NASDAQ	826,722	NA	283.4	6	MO(5),CA(1)
LNBB	LNB Bancorp, Inc.	Lorain	OH	NASDAQ	823,623	NA	107.0	21	OH(20)
ATLO	Ames National Corporation	Ames	IA	NASDAQ	821,902	NA	195.1	13	IA(13)
FFKY	First Financial Service Corporation	Elizabethtown	KY	NASDAQ	781,853	NA	132.0	14	KY(14)
OVBC	Ohio Valley Banc Corp.	Gallipolis	OH	NASDAQ	772,201	NA	107.5	16	OH(11),WV(4)
DEAR	Dearborn Bancorp, Inc.	Dearborn	MI	NASDAQ	762,490	04/14/1998	132.2	11	MI(11)
MROE	Monroe Bancorp	Bloomington	IN	NASDAQ	757,456	NA	111.2	18	IN(18)
FCZA	First Citizens Banc Corp.	Sandusky	OH	NASDAQ	748,149	NA	108.3	20	OH(20)
TFIN	Team Financial, Inc.	Paola	KS	NASDAQ	715,932	06/22/1999	55.7	18	KS(10),CO(3),NE(3),MO(2)
OSKY	MidWestOne Financial Group, Inc.	Oskaloosa	IA	NASDAQ	701,407	NA	71.3	19	IA(19)
BNCC	BNCCORP, Inc.	Bismarck	ND	NASDAQ	701,264	07/14/1995	42.4	21	ND(13),AZ(4),MN(4)
NSFC	Northern States Financial Corporation	Waukegan	IL	NASDAQ	692,449	NA	80.3	8	IL(8)
CBIN	Community Bank Shares of Indiana, Inc.	New Albany	IN	NASDAQ	687,679	04/10/1995	76.7	21	IN(15),KY(6)
FBIZ	First Business Financial Services, Inc.	Madison	WI	NASDAQ	678,057	NA	55.2	2	WI(2)
UBCD	UnionBancorp, Inc.	Ottawa	IL	NASDAQ	656,831	NA	71.7	17	IL(17)
TOFC	Tower Financial Corporation	Fort Wayne	IN	NASDAQ	643,725	01/27/1999	72.3	7	IN(7)
TRUE	Centrue Financial Corporation	Fairview Heights	IL	NASDAQ	634,503	01/06/1993	52.2	21	IL(19)
NBTF	NB&T Financial Group, Inc.	Wilmington	OH	NASDAQ	633,168	NA	67.8	19	OH(19)

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
LARK	Landmark Bancorp, Inc.	Manhattan	KS	NASDAQ	593,577	03/28/1994	61.0	20	KS(20)
RBNF	Rurban Financial Corp.	Defiance	OH	NASDAQ	551,845	NA	56.6	18	OH(18)
UBOH	United Bancshares, Inc.	Columbus Grove	OH	NASDAQ	540,934	06/23/1998	58.2	13	OH(12)
GFED	Guaranty Federal Bancshares, Inc.	Springfield	MO	NASDAQ	517,979	12/31/1997	79.2	8	MO(8)
CCBD	Community Central Bank Corporation	Mount Clemens	MI	NASDAQ	504,437	09/23/1996	44.7	3	MI(3)
SJOE	St. Joseph Capital Corporation	Mishawaka	IN	NASDAQ	490,906	NA	49.4	2	IN(2)
UBCP	United Bancorp, Inc.	Martins Ferry	OH	NASDAQ	419,318	NA	48.3	17	OH(17)
MFNC	Mackinac Financial Corporation	Manistique	MI	NASDAQ	352,497	NA	38.0	13	MI(13)
SMBC	Southern Missouri Bancorp, Inc.	Poplar Bluff	MO	NASDAQ	350,684	04/13/1994	33.7	9	MO(9)
FIFG	1st Independence Financial Group, Inc.	Harrodsburg	KY	NASDAQ	348,649	10/04/1995	33.6	8	IN(4),KY(4)
MCBF	Monarch Community Bancorp, Inc.	Coldwater	MI	NASDAQ	287,421	08/30/2002	29.7	7	MI(7)
CSHB	Community Shores Bank Corporation	Muskegon	MI	NASDAQ	236,677	NA	18.0	3	MI(3)
OLCB	Ohio Legacy Corp	Wooster	OH	NASDAQ	223,718	NA	20.0	5	OH(5)
UNIB	University Bancorp, Inc.	Ann Arbor	MI	NASDAQ	67,742	01/01/1990	9.1	1	MI(1)
New England Companies									
STT	State Street Corporation	Boston	MA	NYSE	$102,536,000	NA	$21,305.8	1	MA(1)
BNK	TD Banknorth Inc.	Portland	ME	NYSE	40,285,572	NA	6,804.3	609	MA(166),NJ(103),CT(84),NH(75),NY(62),ME(61),VT(38),PA(25)
WBS	Webster Financial Corporation	Waterbury	CT	NYSE	18,022,142	NA	2,498.1	179	CT(142),MA(23),RI(9),NY(7)
IFIN	Investors Financial Services Corp.	Boston	MA	NASDAQ	12,367,469	NA	2,883.2	1	MA(1)
CHZ	Chittenden Corporation	Burlington	VT	NYSE	6,460,615	11/18/1974	1,367.9	133	VT(58),NH(32),MA(20),ME(20),CT(1)
BPFH	Boston Private Financial Holdings, Inc.	Boston	MA	NASDAQ	5,279,086	NA	1,008.9	23	CA(9),MA(8),FL(6)
INDB	Independent Bank Corp.	Rockland	MA	NASDAQ	2,921,927	NA	505.2	51	MA(52)
WASH	Washington Trust Bancorp, Inc.	Westerly	RI	NASDAQ	2,432,277	NA	358.4	17	RI(14),CT(3)
CAC	Camden National Corporation	Camden	ME	AMEX	1,755,674	NA	295.0	27	ME(27)
CNBKA	Century Bancorp, Inc.	Medford	MA	NASDAQ	1,616,530	NA	96.1	23	MA(22)
BARI	Bancorp Rhode Island, Inc.	Providence	RI	NASDAQ	1,466,587	NA	215.6	16	RI(16)
MBVT	Merchants Bancshares, Inc.	South Burlington	VT	NASDAQ	1,119,474	NA	139.9	36	VT(36)
FNLC	First National Lincoln Corporation	Damariscotta	ME	NASDAQ	1,100,583	NA	165.4	14	ME(14)
CAPX	Capital Crossing Bank	Boston	MA	NASDAQ	1,055,947	NA	147.3	1	MA(1)
EBTC	Enterprise Bancorp, Inc.	Lowell	MA	NASDAQ	982,785	NA	123.0	14	MA(13),NH(1)
WBKC	Westbank Corporation	West Springfield	MA	NASDAQ	822,096	NA	111.6	17	MA(13),CT(4)
WAIN	Wainwright Bank & Trust Company	Boston	MA	NASDAQ	816,206	NA	81.2	12	MA(12)
BHB	Bar Harbor Bankshares	Bar Harbor	ME	AMEX	801,948	NA	91.0	12	ME(12)
NWFI	Northway Financial, Inc.	Berlin	NH	NASDAQ	640,262	NA	49.0	20	NH(20)
SFBC	Slade's Ferry Bancorp.	Somerset	MA	NASDAQ	605,353	10/31/1992	76.4	9	MA(10)
NBN	Northeast Bancorp	Lewiston	ME	AMEX	562,918	08/19/1987	47.6	12	ME(12)
PNBK	Patriot National Bancorp, Inc.	Stamford	CT	NASDAQ	559,006	09/01/1994	117.4	10	CT(10)
BNV	Beverly National Corporation	Beverly	MA	AMEX	440,772	NA	65.0	9	MA(9)
MERB	Merrill Merchants Bancshares, Inc.	Bangor	ME	NASDAQ	436,391	08/11/1998	83.3	11	ME(11)
SAL	Salisbury Bancorp, Inc.	Lakeville	CT	AMEX	413,165	NA	65.4	7	CT(5),MA(2)
UNB	Union Bankshares, Inc.	Morrisville	VT	AMEX	362,776	NA	97.1	13	VT(12),NH(1)
CTBC	Connecticut Bank & Trust Company	Hartford	CT	NASDAQ	112,462	12/31/2003	28.0	5	CT(5)
SSE	Southern Connecticut Bancorp, Inc.	New Haven	CT	AMEX	97,864	07/26/2001	20.9	5	CT(5)
SouthEast Companies									
BAC	Bank of America Corporation	Charlotte	NC	NYSE	$1,445,193,000	NA	$243,084.9	5,758	CA,FL,TX,NJ,NY,MA,WA,GA,VA,NC,MD,CT,AZ,MO,SC,PA,OR,TN,NV,IL,KS,NM,AR,RI,OK,ME,NH,DC,ID,IA,DE
WB	Wachovia Corporation	Charlotte	NC	NYSE	559,922,000	NA	105,765.1	3,466	FL,NJ,NC,PA,GA,VA,TX,SC,AL,CA,NY,MD,CT,CO,DC,DE,AZ,TN,MS,IL,KS,NV
STI	SunTrust Banks, Inc.	Atlanta	GA	NYSE	181,143,444	NA	28,768.6	1,770	FL(536),GA(337),VA(255),NC(200),TN(191),MD(137),SC(66),DC(27),WV(8),AL(6),AR(4),MS(3)
BBT	BB&T Corporation	Winston-Salem	NC	NYSE	116,283,730	NA	23,671.2	1,476	VA(402),NC(342),GA(153),MD(128),SC(101),FL(99),KY(92),WV(79),TN(65),DC(10),AL(2),IN(1)
RF	Regions Financial Corporation	Birmingham	AL	NYSE	86,980,091	NA	17,588.3	1,395	TN(195),AL(185),FL(154),GA(142),AR(122),LA(106),MS(105),TX(89),IL(76),IN(70),MO(70),SC(36),IA(19),KY(18),NC(7)
ASO	AmSouth Bancorporation	Birmingham	AL	NYSE	53,929,814	NA	10,545.3	716	FL(257),TN(174),AL(135),MS(75),LA(51),GA(9),VA(1)
FHN	First Horizon National Corporation	Memphis	TN	NYSE	37,469,234	NA	4,845.1	246	TN(180),VA(14),GA(13),TX(10),MS(7),MD(6),NC(3),MA(2),FL(1),HI(1),IN(1),ME(1),MI(1),MO(1),PA(1),RI(1)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
CBSS	Compass Bancshares, Inc.	Birmingham	AL	NASDAQ	33,613,492	NA	7,498.2	420	TX(165),AL(90),AZ(74),FL(44),CO(33),NM(11)
SNV	Synovus Financial Corp.	Columbus	GA	NYSE	30,527,088	NA	9,685.3	305	GA(152),FL(47),AL(46),SC(46),TN(16)
CNB	Colonial BancGroup, Inc.	Montgomery	AL	NYSE	23,010,833	NA	3,863.9	302	FL(164),AL(91),GA(16),NV(15),TX(14)
FCNCA	First Citizens BancShares, Inc.	Raleigh	NC	NASDAQ	15,526,492	NA	2,017.4	391	NC(284),VA(48),GA(19),FL(12),CA(8),WV(5),TX(4),AZ(2),CO(2),NM(2),OR(2),MD(1),TN(1),WA(1)
TSFG	South Financial Group, Inc.	Greenville	SC	NASDAQ	14,077,083	NA	1,972.0	173	SC(79),FL(69),NC(25)
BXS	BancorpSouth, Inc.	Tupelo	MS	NYSE	11,832,245	NA	2,229.7	261	MS(112),AR(59),TN(35),AL(22),TX(17),LA(16),FL(1)
TRMK	Trustmark Corporation	Jackson	MS	NASDAQ	8,234,588	NA	1,800.6	170	MS(133),TN(16),TX(12),FL(8)
ALAB	Alabama National BanCorporation	Birmingham	AL	NASDAQ	6,794,456	NA	1,441.6	97	AL(45),FL(41),GA(12)
UBSI	United Bankshares, Inc.	Charleston	WV	NASDAQ	6,717,873	06/16/1987	1,579.9	89	WV(51),VA(20),MD(8),DC(7),OH(3)
UCBI	United Community Banks, Inc.	Blairsville	GA	NASDAQ	6,331,136	NA	1,291.6	90	GA(60),NC(20),TN(9)
HBHC	Hancock Holding Company	Gulfport	MS	NASDAQ	6,155,192	NA	1,807.5	104	MS(50),LA(48),FL(6),AL(1)
FCTR	First Charter Corporation	Charlotte	NC	NASDAQ	4,363,274	NA	757.4	61	NC(61)
WSBC	WesBanco, Inc.	Wheeling	WV	NASDAQ	4,089,003	NA	658.5	81	WV(46),OH(33),PA(2)
CCBG	Capital City Bank Group, Inc.	Tallahassee	FL	NASDAQ	2,697,486	NA	630.0	68	FL(55),GA(11),AL(2)
SFNC	Simmons First National Corporation	Pine Bluff	AR	NASDAQ	2,597,256	NA	441.1	80	AR(80)
CHCO	City Holding Company	Charleston	WV	NASDAQ	2,522,021	NA	715.8	70	WV(57),KY(9),OH(4)
OZRK	Bank of the Ozarks, Inc.	Little Rock	AR	NASDAQ	2,515,761	07/16/1997	531.9	63	AR(59),TX(4)
RNST	Renasant Corporation	Tupelo	MS	NASDAQ	2,503,333	NA	493.8	57	MS(45),AL(8),TN(5)
SBCF	Seacoast Banking Corporation of Florida	Stuart	FL	NASDAQ	2,415,242	02/01/1984	563.5	44	FL(44)
UBSH	Union Bankshares Corporation	Bowling Green	VA	NASDAQ	2,077,522	NA	401.8	49	VA(49)
SCBT	SCBT Financial Corporation	Columbia	SC	NASDAQ	2,070,927	NA	354.7	43	SC(43)
HOMB	Home Bancshares, Inc.	Conway	AR	NASDAQ	2,043,487	06/26/2006	380.5	49	AR(41),FL(8)
FBNC	First Bancorp	Troy	NC	NASDAQ	1,992,709	NA	310.8	64	NC(57),VA(4),SC(3)
PNFP	Pinnacle Financial Partners, Inc.	Nashville	TN	NASDAQ	1,985,625	08/18/2000	546.3	18	TN(17)
FCBC	First Community Bancshares, Inc.	Bluefield	VA	NASDAQ	1,979,632	NA	391.6	53	WV(26),VA(14),NC(7),TN(6)
SBKC	Security Bank Corporation	Macon	GA	NASDAQ	1,974,376	NA	466.7	22	GA(22)
GBTB	GB&T Bancshares, Inc.	Gainesville	GA	NASDAQ	1,829,700	NA	302.9	31	GA(30)
FNBN	FNB United Corp.	Asheboro	NC	NASDAQ	1,816,493	NA	205.0	43	NC(43)
FLAG	FLAG Financial Corporation	Atlanta	GA	NASDAQ	1,794,461	NA	429.8	17	GA(17)
ABCB	Ameris Bancorp	Moultrie	GA	NASDAQ	1,783,344	05/19/1994	367.7	45	GA(30),FL(10),AL(6)
VCBI	Virginia Commerce Bancorp, Inc.	Arlington	VA	NASDAQ	1,728,666	NA	468.3	20	VA(20)
GCBS	Greene County Bancshares, Inc.	Greeneville	TN	NASDAQ	1,665,630	NA	354.2	51	TN(49),NC(1),VA(1)
VFGI	Virginia Financial Group, Inc.	Culpeper	VA	NASDAQ	1,594,249	NA	288.2	40	VA(40)
CFNL	Cardinal Financial Corporation	McLean	VA	NASDAQ	1,584,588	07/20/1998	264.2	23	VA(22),DC(1)
NBY	Cadence Financial Corporation	Starkville	MS	AMEX	1,573,812	NA	241.5	35	MS(20),AL(6),TN(6),FL(3)
FMFC	First M&F Corporation	Kosciusko	MS	NASDAQ	1,533,319	NA	161.5	47	MS(37),AL(6),TN(4)
FNBP	FNB Corporation	Christiansburg	VA	NASDAQ	1,527,249	NA	277.1	13	VA(27)
LION	Fidelity Southern Corporation	Atlanta	GA	NASDAQ	1,490,335	NA	168.3	22	GA(22)
CBKN	Capital Bank Corporation	Raleigh	NC	NASDAQ	1,364,030	06/20/1997	199.6	25	NC(26)
SCMF	Southern Community Financial Corp.	Winston-Salem	NC	NASDAQ	1,353,004	NA	175.5	21	NC(21)
BTFG	BancTrust Financial Group, Inc.	Mobile	AL	NASDAQ	1,311,398	NA	293.3	29	AL(21),FL(8)
TIBB	TIB Financial Corp.	Naples	FL	NASDAQ	1,232,022	06/18/1997	199.5	17	FL(17)
GRAN	Bank of Granite Corporation	Granite Falls	NC	NASDAQ	1,164,469	NA	294.0	21	NC(21)
SMMF	Summit Financial Group, Inc.	Moorefield	WV	NASDAQ	1,179,648	NA	128.6	15	WV(9),VA(6)
CBAN	Colony Bankcorp, Inc.	Fitzgerald	GA	NASDAQ	1,169,161	NA	146.7	28	GA(27)
FSGI	First Security Group, Inc.	Chattanooga	TN	NASDAQ	1,089,332	08/10/2005	201.4	37	TN(28),GA(9)
YAVY	Yadkin Valley Financial Corporation	Elkin	NC	NASDAQ	1,080,264	NA	165.1	23	NC(23)
GBTS	Gateway Financial Holdings, Inc.	Elizabeth City	NC	NASDAQ	1,062,241	NA	152.6	24	VA(13),NC(11)
PABK	PAB Bankshares, Inc.	Valdosta	GA	NASDAQ	1,060,046	NA	204.2	18	GA(15),FL(1)
CLBK	Commercial Bankshares, Inc.	Miami	FL	NASDAQ	1,056,074	10/06/1993	220.0	14	FL(14)
CSFL	CenterState Banks of Florida, Inc.	Winter Haven	FL	NASDAQ	1,028,630	NA	241.2	28	FL(28)
FNBF	FNB Financial Services Corporation	Greensboro	NC	NASDAQ	1,027,827	NA	105.8	18	NC(14),VA(4)
LXBK	LSB Bancshares, Inc.	Lexington	NC	NASDAQ	986,270	NA	149.2	25	NC(25)

RP® Financial, LC.

Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
ITYC	Integrity Bancshares, Inc.	Alpharetta	GA	NASDAQ	958,267	09/30/2004	198.4	4	GA(4)
FSBK	First South Bancorp, Inc.	Washington	NC	NASDAQ	898,581	04/08/1997	320.6	27	NC(26)
PREM	Premier Community Bankshares, Inc.	Winchester	VA	NASDAQ	878,820	NA	118.8	25	VA(23),WV(2)
PFBX	Peoples Financial Corporation	Biloxi	MS	NASDAQ	878,582	NA	151.2	17	MS(17)
PBTC	Peoples BancTrust Company, Inc.	Selma	AL	NASDAQ	868,281	NA	107.8	25	AL(25)
NKSH	National Bankshares, Inc.	Blacksburg	VA	NASDAQ	844,997	NA	163.2	26	VA(26)
NXTY	Nexity Financial Corporation	Birmingham	AL	NASDAQ	833,984	09/21/2005	97.8	1	AL(1)
COOP	Cooperative Bankshares, Inc.	Wilmington	NC	NASDAQ	827,664	NA	121.1	20	NC(20)
OPOF	Old Point Financial Corporation	Hampton	VA	NASDAQ	823,138	NA	114.6	20	VA(21)
EVBS	Eastern Virginia Bankshares, Inc.	Tappahannock	VA	NASDAQ	815,828	NA	108.1	24	VA(24)
CVBG	CIVITAS BankGroup, Inc.	Franklin	TN	NASDAQ	815,713	09/30/1999	123.3	13	TN(13)
AMNB	American National Bankshares Inc.	Danville	VA	NASDAQ	810,568	NA	144.7	18	VA(17),NC(1)
PEBK	Peoples Bancorp of North Carolina, Inc.	Newton	NC	NASDAQ	795,000	NA	110.0	19	NC(19)
SAVB	Savannah Bancorp, Inc.	Savannah	GA	NASDAQ	772,026	NA	155.1	8	GA(7),SC(1)
MBRG	Middleburg Financial Corporation	Middleburg	VA	NASDAQ	771,024	NA	155.9	7	VA(7)
BOFL	Bancshares of Florida, Inc.	Naples	FL	NASDAQ	756,267	02/12/2003	199.3	10	FL(10)
CSNT	Crescent Banking Company	Jasper	GA	NASDAQ	754,088	NA	123.9	11	GA(11)
CFFI	C&F Financial Corporation	West Point	VA	NASDAQ	715,671	NA	132.3	16	VA(16)
APAB	Appalachian Bancshares, Inc.	Ellijay	GA	NASDAQ	674,971	NA	120.3	7	GA(7)
CPBK	Community Capital Corporation	Greenwood	SC	NASDAQ	674,562	NA	78.6	17	SC(17)
ABVA	Alliance Bankshares Corporation	Chantilly	VA	NASDAQ	664,582	NA	84.0	5	VA(5)
BNCN	BNC Bancorp	Thomasville	NC	NASDAQ	664,306	NA	81.2	13	NC(13)
CWBS	Commonwealth Bankshares, Inc.	Norfolk	VA	NASDAQ	658,554	NA	125.9	11	VA(11)
SBGA	Summit Bank Corporation	Atlanta	GA	NASDAQ	656,702	NA	165.5	8	GA(5),CA(2),TX(1)
AUBN	Auburn National Bancorporation, Inc.	Auburn	AL	NASDAQ	650,278	NA	105.8	8	AL(8)
USBI	United Security Bancshares, Inc.	Thomasville	AL	NASDAQ	638,621	NA	174.8	19	AL(19)
CFHI	Coast Financial Holdings, Inc.	Bradenton	FL	NASDAQ	624,673	11/07/2003	108.1	21	FL(21)
CIZ	Citizens Holding Company	Philadelphia	MS	AMEX	608,581	NA	112.9	19	MS(19)
ANCX	Access National Corporation	Reston	VA	NASDAQ	591,768	NA	97.5	3	VA(3)
OFSI	Omni Financial Services, Inc.	Atlanta	GA	NASDAQ	585,684	09/29/2006	113.4	8	NC(5),FL(1),GA(1),IL(1)
ECBE	ECB Bancorp, Inc.	Engelhard	NC	NASDAQ	579,137	NA	98.7	20	NC(20)
COMB	Community Bancshares, Inc.	Blountsville	AL	NASDAQ	571,938	NA	92.7	18	AL(18)
WGNB	WGNB Corp.	Carrollton	GA	NASDAQ	559,539	05/14/1998	138.4	8	GA(8)
SCB	Community Bankshares, Inc.	Orangeburg	SC	AMEX	552,167	NA	73.3	10	SC(10)
VYFC	Valley Financial Corporation	Roanoke	VA	NASDAQ	539,250	07/29/1995	54.2	8	VA(8)
FCCO	First Community Corporation	Lexington	SC	NASDAQ	538,075	06/30/1998	59.0	11	SC(12)
PFBI	Premier Financial Bancorp, Inc.	Huntington	WV	NASDAQ	536,368	05/17/1996	77.9	20	KY(11),WV(6),OH(3)
SOCB	Southcoast Financial Corporation	Mount Pleasant	SC	NASDAQ	514,582	NA	116.8	8	SC(8)
TNCC	Tennessee Commerce Bancorp, Inc.	Franklin	TN	NASDAQ	504,268	NA	106.5	1	TN(1)
FBSS	Fauquier Bankshares, Inc.	Warrenton	VA	NASDAQ	495,278	NA	86.0	8	VA(8)
MBVA	Millennium Bankshares Corporation	Reston	VA	NASDAQ	485,611	02/05/2002	78.7	7	VA(7)
CRFN	Crescent Financial Corporation	Cary	NC	NASDAQ	470,763	02/19/1999	77.4	11	NC(11)
HABC	Habersham Bancorp	Cornelia	GA	NASDAQ	468,170	NA	71.9	10	GA(10)
BFNB	Beach First National Bancshares, Inc.	Myrtle Beach	SC	NASDAQ	461,859	NA	81.9	6	SC(6)
ACBA	American Community Bancshares, Inc.	Charlotte	NC	NASDAQ	460,772	NA	78.9	13	NC(9),SC(4)
HMPR	Hampton Roads Bankshares, Inc.	Norfolk	VA	NASDAQ	458,568	NA	119.6	17	VA(17)
GVBK	Greenville First Bancshares, Inc.	Greenville	SC	NASDAQ	455,256	10/26/1999	54.4	3	SC(3)
CAPB	CapitalSouth Bancorp	Birmingham	AL	NASDAQ	448,330	12/13/2005	66.0	10	AL(9),FL(1)
NCBC	New Century Bancorp, Inc.	Dunn	NC	NASDAQ	444,922	04/20/2000	104.5	11	NC(11)
BCAR	Bank of the Carolinas Corporation	Mocksville	NC	NASDAQ	424,651	NA	61.2	8	NC(8)
FNSC	First National Bancshares, Inc.	Spartanburg	SC	NASDAQ	418,020	11/12/1999	56.9	5	SC(5)
FSTF	First State Financial Corporation	Sarasota	FL	NASDAQ	412,634	12/10/2004	104.2	6	FL(6)
CVBK	Central Virginia Bankshares, Inc.	Powhatan	VA	NASDAQ	408,968	NA	64.5	8	VA(8)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
CCFH	CCF Holding Company	Jonesboro	GA	NASDAQ	408,506	07/12/1995	75.0	7	GA(7)
CAPE	Cape Fear Bank Corporation	Wilmington	NC	NASDAQ	397,321	NA	43.9	5	NC(5)
CLBH	Carolina Bank Holdings, Inc.	Greensboro	NC	NASDAQ	389,978	12/12/2002	40.8	6	NC(6)
PCBS	Provident Community Bancshares, Inc.	Union	SC	NASDAQ	379,504	NA	35.2	9	SC(9)
MNRK	Monarch Financial Holdings, Inc.	Chesapeake	VA	NASDAQ	378,449	07/16/2003	70.2	8	VA(8)
BKBK	Britton & Koontz Capital Corporation	Natchez	MS	NASDAQ	377,104	10/17/1996	42.6	6	MS(5),LA(1)
WBNK	Waccamaw Bankshares, Inc.	Whiteville	NC	NASDAQ	361,731	NA	81.0	9	NC(8),SC(1)
ALBY	Community Capital Bancshares, Inc.	Albany	GA	NASDAQ	344,335	03/11/1999	36.7	5	GA(3),AL(2)
FBMS	First Bancshares, Inc.	Hattiesburg	MS	NASDAQ	329,229	08/27/1996	63.5	9	MS(9)
SBK	Sun American Bancorp	Miami	FL	AMEX	320,652	05/17/2004	98.0	9	FL(9)
JAXB	Jacksonville Bancorp, Inc.	Jacksonville	FL	NASDAQ	309,986	07/30/1999	60.4	5	FL(5)
SGB	Southwest Georgia Financial Corporation	Moultrie	GA	AMEX	308,709	NA	72.3	5	GA(5)
TDBK	Tidelands Bancshares, Inc.	Mount Pleasant	SC	NASDAQ	301,918	NA	46.3	3	SC(3)
BSXT	BOE Financial Services of Virginia, Inc.	Tappahannock	VA	NASDAQ	270,632	NA	38.0	5	VA(6)
SHBK	Shore Financial Corporation	Onley	VA	NASDAQ	264,573	08/15/1997	38.4	7	VA(5),MD(2)
FWV	First West Virginia Bancorp, Inc.	Wheeling	WV	AMEX	257,743	NA	30.3	12	WV(11),OH(1)
VBFC	Village Bank and Trust Financial Corp.	Midlothian	VA	NASDAQ	238,071	NA	38.1	9	VA(8)
BKSC	Bank of South Carolina Corporation	Charleston	SC	NASDAQ	234,000	NA	64.4	4	SC(4)
ATBC	Atlantic BancGroup, Inc.	Jacksonville Beacl	FL	NASDAQ	230,135	10/28/1999	43.6	4	FL(4)
PLE	Pinnacle Bancshares, Inc.	Jasper	AL	AMEX	224,936	NA	21.5	7	AL(7)
OPHC	OptimumBank Holdings, Inc.	Fort Lauderdale	FL	NASDAQ	218,338	NA	30.2	3	FL(3)
CNCP	Carolina National Corporation	Columbia	SC	NASDAQ	182,129	12/16/2005	48.9	4	SC(4)
BKOR	Bank of Oak Ridge	Oak Ridge	NC	NASDAQ	179,064	01/28/2004	25.0	4	NC(4)
CSNC	Cardinal State Bank	Durham	NC	NASDAQ	175,780	NA	28.5	3	NC(3)
FPBI	FPB Bancorp, Inc.	Port Saint Lucie	FL	NASDAQ	149,959	NA	31.9	4	FL(4)
BOMK	Bank of McKenney	McKenney	VA	NASDAQ	149,782	NA	23.1	7	VA(7)
SUFB	SuffolkFirst Bank	Suffolk	VA	NASDAQ	112,109	NA	23.7	2	VA(2)
CART	Carolina Trust Bank	Lincolnton	NC	NASDAQ	111,764	12/31/2000	26.9	4	NC(4)
BOVA	Bank of Virginia	Midlothian	VA	NASDAQ	108,168	03/31/2003	24.3	4	VA(4)
CNLA	Community National Bank of the Lakeway Ar	Morristown	TN	NASDAQ	97,411	NA	19.0	2	TN(2)
RCBK	River City Bank	Mechanicsville	VA	NASDAQ	74,684	NA	19.6	3	VA(1)
SouthWest Companies									
ZION	Zions Bancorporation	Salt Lake City	UT	NASDAQ	$45,142,086	NA	$8,573.7	498	UT(124),CA(94),TX(85),NV(72),AZ(53),CO(38),ID(25),NM(1),OR(1),WA(1)
BOKF	BOK Financial Corporation	Tulsa	OK	NASDAQ	16,924,085	06/07/1991	3,563.1	148	OK(75),TX(42),NM(20),CO(6),AZ(3),AR(2)
CFR	Cullen/Frost Bankers, Inc.	San Antonio	TX	NYSE	11,402,813	NA	3,242.7	108	TX(107)
IBOC	International Bancshares Corporation	Laredo	TX	NASDAQ	10,649,121	NA	1,930.3	218	TX(163),OK(56)
WTNY	Whitney Holding Corporation	New Orleans	LA	NASDAQ	10,427,716	NA	2,334.0	158	LA(66),FL(31),AL(19),TX(12),MS(10)
TRBS	Texas Regional Bancshares, Inc.	McAllen	TX	NASDAQ	6,951,782	NA	2,119.1	78	TX(79)
PRSP	Prosperity Bancshares, Inc.	Houston	TX	NASDAQ	4,531,951	11/12/1998	1,157.1	95	TX(93)
SBIB	Sterling Bancshares, Inc.	Houston	TX	NASDAQ	3,789,920	NA	948.6	47	TX(49)
TCBI	Texas Capital Bancshares, Inc.	Dallas	TX	NASDAQ	3,412,480	08/13/2003	496.8	11	TX(10)
BANF	BancFirst Corporation	Oklahoma City	OK	NASDAQ	3,389,689	NA	801.7	86	OK(86)
IBKC	IBERIABANK Corporation	Lafayette	LA	NASDAQ	2,977,609	04/07/1995	628.6	50	LA(48)
CBHI	Centennial Bank Holdings, Inc.	Denver	CO	NASDAQ	2,850,281	NA	587.1	38	CO(39)
FFIN	First Financial Bankshares, Inc.	Abilene	TX	NASDAQ	2,715,423	NA	849.8	45	TX(45)
FSNM	First State Bancorporation	Albuquerque	NM	NASDAQ	2,606,176	11/03/1993	443.0	50	NM(40),CO(6),UT(2),AZ(1)
OKSB	Southwest Bancorp, Inc.	Stillwater	OK	NASDAQ	2,188,102	NA	383.7	15	OK(8),TX(6),KS(1)
COBZ	CoBiz Inc.	Denver	CO	NASDAQ	2,095,163	06/18/1998	524.5	18	CO(11),AZ(7)
SBSI	Southside Bancshares, Inc.	Tyler	TX	NASDAQ	1,875,676	NA	325.0	27	TX(28)
TXUI	Texas United Bancshares, Inc.	La Grange	TX	NASDAQ	1,818,295	NA	360.8	46	TX(47)
SNBI	State National Bancshares, Inc.	Fort Worth	TX	NASDAQ	1,634,602	10/03/2005	457.9	45	TX(36),NM(10)
MCBI	MetroCorp Bancshares, Inc.	Houston	TX	NASDAQ	1,187,745	12/16/1998	250.7	17	TX(14),CA(3)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
SBIT	Summit Bancshares, Inc.	Fort Worth	TX	NASDAQ	1,177,313	NA	356.5	14	TX(14)
MSL	MidSouth Bancorp, Inc.	Lafayette	LA	AMEX	779,848	04/19/1993	168.2	30	LA(23),TX(6)
Western Companies									
WFC	Wells Fargo & Company	San Francisco	CA	NYSE	$499,516,000	NA	$121,893.4	3,220	CA,TX,AZ,MN,WA,CO,UT,OR,NV,NM,ID,IA,WI,SD,AK,MT,NE,IN,ND,MI,WY,IL,OH
UB	UnionBanCal Corporation	San Francisco	CA	NYSE	50,600,136	NA	8,834.9	338	CA(337),WA(3),OR(1)
CYN	City National Corporation	Beverly Hills	CA	NYSE	14,477,067	NA	3,267.2	56	CA(56),NY(1)
FMT	Fremont General Corporation	Santa Monica	CA	NYSE	12,888,388	NA	1,119.7	22	CA(23)
FRC	First Republic Bank	San Francisco	CA	NYSE	10,380,347	NA	1,095.2	35	CA(37),NY(3),CT(1),MA(1),NV(1)
BOH	Bank of Hawaii Corporation	Honolulu	HI	NYSE	10,325,190	NA	2,478.4	83	HI(72),GU(6),MP(2),AS(1)
EWBC	East West Bancorp, Inc.	Pasadena	CA	NASDAQ	10,018,291	02/08/1999	2,286.7	64	CA(62),TX(1)
UCBH	UCBH Holdings, Inc.	San Francisco	CA	NASDAQ	8,291,093	11/05/1998	1,617.1	48	CA(38),NY(4),MA(3),WA(2)
STSA	Sterling Financial Corporation	Spokane	WA	NASDAQ	8,044,338	06/30/1983	1,279.9	146	WA(66),OR(64),ID(12),MT(7)
CATY	Cathay General Bancorp	Los Angeles	CA	NASDAQ	7,457,650	NA	1,852.2	43	CA(30),NY(9),WA(2),MA(1),TX(1)
GBBK	Greater Bay Bancorp	Palo Alto	CA	NASDAQ	7,369,654	NA	1,419.0	43	CA(42)
PCBC	Pacific Capital Bancorp	Santa Barbara	CA	NASDAQ	7,182,740	NA	1,276.2	49	CA(49)
UMPQ	Umpqua Holdings Corporation	Portland	OR	NASDAQ	7,179,943	NA	1,699.8	130	OR(65),CA(61),WA(3)
CVBF	CVB Financial Corp.	Ontario	CA	NASDAQ	5,952,419	NA	1,156.7	40	CA(40)
SIVB	SVB Financial Group	Santa Clara	CA	NASDAQ	5,471,651	NA	1,624.3	5	CA(4)
CPF	Central Pacific Financial Corp.	Honolulu	HI	NYSE	5,290,812	NA	1,144.5	38	HI(38)
WABC	Westamerica Bancorporation	San Rafael	CA	NASDAQ	4,906,886	NA	1,603.6	87	CA(87)
FCBP	First Community Bancorp	Rancho Santa Fe	CA	NASDAQ	4,557,634	NA	1,408.4	57	CA(57)
GBCI	Glacier Bancorp, Inc.	Kalispell	MT	NASDAQ	3,913,382	NA	1,178.8	88	MT(51),ID(21),WY(7),UT(4),WA(2)
WAL	Western Alliance Bancorporation	Las Vegas	NV	NYSE	3,889,621	07/01/2005	896.5	30	NV(16),AZ(8),CA(6)
HAFC	Hanmi Financial Corporation	Los Angeles	CA	NASDAQ	3,624,305	NA	978.7	22	CA(22)
BANR	Banner Corporation	Walla Walla	WA	NASDAQ	3,397,000	11/01/1995	532.5	60	WA(43),OR(9),ID(7)
ITLA	ITLA Capital Corporation	La Jolla	CA	NASDAQ	3,202,150	10/24/1995	306.0	9	CA(7),NV(2)
FTBK	Frontier Financial Corporation	Everett	WA	NASDAQ	3,099,500	04/16/1998	1,252.8	44	WA(45)
PLSB	Placer Sierra Bancshares	Sacramento	CA	NASDAQ	2,695,970	08/12/2004	535.7	50	CA(50)
COLB	Columbia Banking System, Inc.	Tacoma	WA	NASDAQ	2,544,598	NA	531.4	40	WA(35),OR(5)
MDST	Mid-State Bancshares	Arroyo Grande	CA	NASDAQ	2,327,660	06/12/1961	701.7	41	CA(41)
WCBO	West Coast Bancorp	Lake Oswego	OR	NASDAQ	2,295,410	NA	512.5	58	OR(47),WA(12)
CACB	Cascade Bancorp	Bend	OR	NASDAQ	2,245,364	NA	827.2	33	OR(21),ID(11)
FRGB	First Regional Bancorp	Century City	CA	NASDAQ	1,999,944	NA	402.7	8	CA(8)
NARA	Nara Bancorp, Inc.	Los Angeles	CA	NASDAQ	1,987,480	NA	487.3	20	CA(15),NY(5)
TCBK	TriCo Bancshares	Chico	CA	NASDAQ	1,871,156	NA	420.5	56	CA(56)
VNBC	Vineyard National Bancorp	Corona	CA	NASDAQ	1,863,962	NA	264.9	19	CA(17)
WIBC	Wilshire Bancorp, Inc.	Los Angeles	CA	NASDAQ	1,853,814	NA	572.3	17	CA(15),NY(2),TX(1)
CCOW	Capital Corp of the West	Merced	CA	NASDAQ	1,809,125	NA	346.5	26	CA(25)
CLFC	Center Financial Corporation	Los Angeles	CA	NASDAQ	1,649,305	NA	397.2	18	CA(16),IL(1),WA(1)
BHBC	Beverly Hills Bancorp Inc.	Calabasas	CA	NASDAQ	1,465,514	12/19/1996	176.6	2	CA(2)
AWBC	AmericanWest Bancorporation	Spokane	WA	NASDAQ	1,376,210	05/05/1995	249.1	42	WA(35),ID(9)
NREB	Northern Empire Bancshares	Santa Rosa	CA	NASDAQ	1,328,763	NA	327.3	12	CA(12)
CASB	Cascade Financial Corporation	Everett	WA	NASDAQ	1,294,369	NA	200.5	19	WA(19)
PFBC	Preferred Bank	Los Angeles	CA	NASDAQ	1,215,791	02/17/2005	408.4	11	CA(11)
HRZB	Horizon Financial Corp.	Bellingham	WA	NASDAQ	1,190,780	08/01/1986	304.8	19	WA(19)
BSRR	Sierra Bancorp	Porterville	CA	NASDAQ	1,148,504	NA	339.5	20	CA(20)
HTBK	Heritage Commerce Corp	San Jose	CA	NASDAQ	1,094,664	NA	295.7	9	CA(9)
TMCV	Temecula Valley Bancorp, Inc.	Temecula	CA	NASDAQ	1,028,227	12/16/1996	210.2	12	CA(11)
CTBK	City Bank	Lynnwood	WA	NASDAQ	1,017,464	NA	531.0	8	WA(8)
PMBC	Pacific Mercantile Bancorp	Costa Mesa	CA	NASDAQ	1,010,593	06/19/2000	169.2	10	CA(10)
CBON	Community Bancorp	Las Vegas	NV	NASDAQ	1,009,513	12/10/2004	246.3	10	NV(14),AZ(1)
PRWT	PremierWest Bancorp	Medford	OR	NASDAQ	980,958	NA	274.8	38	OR(21),CA(16)

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Exhibit III-1
Characteristics of Publicly Traded Thrifts and Banks
As of October 16, 2006

Ticker	Company Name	City	State	Exchange	Total Assets (1) ($000)	IPO Date	Market Value(2) ($M)	# of Offices (#)	States of Operation
CBBO	Columbia Bancorp	The Dalles	OR	NASDAQ	952,753	NA	249.8	25	OR(19),WA(6)
CMBC	Community Bancorp, Inc.	Escondido	CA	NASDAQ	896,822	NA	262.2	11	CA(11)
NOVB	North Valley Bancorp	Redding	CA	NASDAQ	891,266	NA	132.5	25	CA(25)
NRIM	Northrim BanCorp, Inc.	Anchorage	AK	NASDAQ	879,297	11/06/1990	160.6	10	AK(10)
BMRC	Bank of Marin	Corte Madera	CA	NASDAQ	873,237	NA	176.1	11	CA(11)
PCBK	Pacific Continental Corporation	Eugene	OR	NASDAQ	832,337	NA	191.8	14	OR(11),WA(3)
HFWA	Heritage Financial Corporation	Olympia	WA	NASDAQ	828,309	01/09/1998	169.9	22	WA(21)
WBCO	Washington Banking Company	Oak Harbor	WA	NASDAQ	768,020	06/23/1998	167.3	19	WA(19)
UBFO	United Security Bancshares	Fresno	CA	NASDAQ	678,012	NA	275.5	11	CA(11)
BBNK	Bridge Capital Holdings	San Jose	CA	NASDAQ	641,578	04/11/2001	139.3	2	CA(2)
NBAN	North Bay Bancorp	Napa	CA	NASDAQ	635,755	NA	115.5	10	CA(10)
AMRB	American River Bankshares	Rancho Cordova	CA	NASDAQ	612,462	08/29/1983	142.7	12	CA(12)
BOCH	Bank of Commerce Holdings	Redding	CA	NASDAQ	564,147	NA	100.1	5	CA(5)
DCBK	Desert Community Bank	Victorville	CA	NASDAQ	549,372	NA	106.3	8	CA(8)
HEOP	Heritage Oaks Bancorp	Paso Robles	CA	NASDAQ	532,381	NA	105.8	12	CA(12)
CVLL	Community Valley Bancorp	Chico	CA	NASDAQ	518,654	NA	129.3	13	CA(13)
EPIK	Epic Bancorp	San Rafael	CA	NASDAQ	504,997	02/19/2004	52.6	7	CA(7)
MBLAE	National Mercantile Bancorp	Los Angeles	CA	NASDAQ	491,402	NA	69.8	4	CA(4)
CVCY	Central Valley Community Bancorp	Clovis	CA	NASDAQ	469,924	NA	89.8	10	CA(10)
PLBC	Plumas Bancorp	Quincy	CA	NASDAQ	469,530	NA	83.8	13	CA(13)
CWBC	Community West Bancshares	Goleta	CA	NASDAQ	469,183	NA	88.8	5	CA(5)
CWLZ	Cowlitz Bancorporation	Longview	WA	NASDAQ	423,777	03/23/1998	80.5	10	WA(7),OR(2)
TBHS	Bank Holdings	Reno	NV	NASDAQ	418,548	NA	77.1	5	NV(4),CA(1)
UBMT	United Financial Corp.	Great Falls	MT	NASDAQ	412,562	02/03/1998	62.6	14	MT(14)
PSBC	Pacific State Bancorp	Stockton	CA	NASDAQ	327,902	NA	66.7	8	CA(8)
SSBI	Summit State Bank	Santa Rosa	CA	NASDAQ	299,409	07/14/2006	62.8	4	CA(4)

(1) As of June 30, 2006 or most recent date available.
(2) Market values for MHCs include publicly-held and MHC-held shares.

Source: SNL Financial, LC., FDIC.

EXHIBIT III-2

Public Market Pricing of Connecticut Thrifts and Banks

Exhibit III-2
Publicly-Traded Banks and Thrifts - State of Connecticut
Market Prices as of October 16, 2006

				Per Share Data (1)				Pricing Ratios (2)					Dividends (3)			Key Financial Data (4)						
																			Last Twelve Months			
Ticker	Company Name	Price/ Share ($)	Market Value ($Mil)	LTM Core EPS ($)	LTM EPS ($)	Book Value ($)	TBV/ Share ($)	P/CORE (x)	P/E (x)	P/TB (%)	P/B (%)	P/A (%)	Amount/ Share ($)	Yield (%)	Payout Ratio (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)
Connecticut Thrifts																						
Average		$14.21	$880.15	$0.49	$0.35	$11.35	$8.87	31.45	44.65	166.42	125.06	25.41	$0.18	1.24	51.62	3,685	20.34	16.95	0.62	3.19	0.74	3.67
Median		14.21	880.15	0.49	0.35	11.35	8.87	31.45	44.65	166.42	125.06	25.41	0.18	1.24	51.62	3,685	20.34	16.95	0.62	3.19	0.74	3.67
Connecticut Banks																						
Average		$25.42	$539.12	$0.98	$1.02	$15.74	$11.79	26.48	26.00	194.64	160.24	18.17	$0.46	1.13	21.75	3,841	13.14	11.87	-0.26	1.93	-0.27	1.81
Median		25.74	65.40	0.54	0.54	9.82	9.54	17.27	16.05	218.63	153.88	15.84	0.18	0.70	32.43	413	9.92	7.44	0.35	5.73	0.35	5.73
Connecticut Thrifts																						
NEBS	New England Bancshares, Inc.	13.00	69.5	NA	0.23	10.58	10.25	NA	56.52	126.83	122.87	27.03	0.12	0.92	52.17	257	22.00	21.46	0.52	2.88	NA	NA
NAL	NewAlliance Bancshares, Inc.	15.41	1,690.8	0.49	0.47	12.11	7.48	31.45	32.79	206.02	127.25	23.78	0.24	1.56	51.06	7,112	18.68	12.43	0.71	3.49	0.74	3.67
Connecticut Banks																						
CTBC	Connecticut Bank & Trust Co.	7.85	28.0	-1.10	-1.11	6.45	6.44	NM	NM	121.89	121.71	24.91	0.00	0.00	0.00	112	20.47	20.43	-3.39	-15.26	-3.36	-15.13
PNBK	Patriot National Bancorp, Inc.	25.74	83.2	0.54	0.54	9.82	9.54	47.67	47.67	269.81	262.12	14.88	0.18	0.70	33.33	559	5.68	5.52	0.35	5.73	0.35	5.73
SAL	Salisbury Bancorp, Inc.	38.85	65.4	2.25	2.42	24.35	17.77	17.27	16.05	218.63	159.55	15.84	1.04	2.68	42.98	413	9.92	7.44	1.01	9.67	0.94	9.00
SSE	Southern CT Bancorp, Inc.	7.10	20.9	-0.07	-0.08	6.83	6.83	NM	NM	103.95	103.95	21.32	0.00	0.00	0.00	98	20.50	20.50	-0.30	-1.30	-0.29	-1.24
WBS	Webster Financial Corp.	47.54	2,498.1	3.28	3.33	31.27	18.36	14.49	14.28	258.93	153.88	13.88	1.08	2.27	32.43	18,022	9.13	5.48	1.01	10.82	0.99	10.67

(1) Connecticut institution information is as of or for the 12 months ended June 30, 2006. Core EPS is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis and is shown on a pro forma basis where appropriate.
(2) P/E = price to LTM earnings; P/B = price to book value; P/TB = price to tangible book value; P/CORE = price to LTM core earnings; P/A = price to assets.
(3) Indicated twelve month cash dividend, based on last quarterly dividend declared.
(4) Connecticut institution ROAA and ROAE are calculated based on LTM EPS and LTM core EPS dividend by average assets and average equity for the twelve months ended June 30, 2006.

Source: SNL Financial, LC. and RP Financial, LC calculations.

EXHIBIT IV-1

Stock Prices:
As of October 16, 2006

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of October 16, 2006

					Stock Price Performance						Per Share Data				
					52 Week Price		Last Week	Price Change			LTM (4)		Most Recent Quarter		
Public Company Segment:	# of Comp. (#)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	Reported EPS ($)	Core EPS ($)	Book Value/ Share ($)	Tangible Book Value/ Share(5) ($)	Assets/ Share ($)
Market Averages, All Public Companies (1) (No MHC)															
All Public Companies-Thrifts	127	20.74	33,283.63	824.80	22.54	17.51	20.57	0.73	9.93	6.06	1.17	1.20	14.62	12.92	169.28
NYSE Exchange Traded Companies	14	29.13	165,545.42	5,216.59	32.51	24.21	28.89	1.52	11.81	4.63	2.45	2.71	18.81	15.33	246.69
AMEX Exchange Traded Companies	4	22.23	5,378.22	80.76	23.63	17.59	22.21	0.39	12.32	8.36	1.32	1.33	15.32	14.89	178.60
NASDAQ Listed Companies	109	19.61	17,319.93	287.56	21.22	16.65	19.44	0.64	9.59	6.17	1.01	1.02	14.05	12.51	158.81
New England Region Companies	14	20.30	16,807.46	274.48	21.92	17.70	20.34	-0.17	6.87	4.78	1.05	1.17	16.11	13.88	153.14
Mid-Atlantic Region Companies	33	19.13	61,162.64	1,086.90	20.57	16.54	19.06	0.29	8.56	5.12	1.09	1.11	12.64	10.42	149.61
Southeastern Region Companies	16	14.55	17,438.71	238.75	16.36	12.50	14.52	0.98	4.16	0.55	0.60	0.62	9.51	8.67	126.62
Midwest Region Companies	44	20.48	9,350.16	190.92	22.25	17.31	20.20	0.98	9.68	6.59	1.07	1.04	15.67	13.97	173.05
Southwest Region Companies	4	28.49	8,622.96	201.48	29.90	20.13	28.36	0.69	39.37	22.75	0.35	0.59	19.44	17.27	239.39
West Region Companies	16	29.44	78,026.96	3,247.66	32.34	24.25	28.98	1.49	13.96	8.86	2.46	2.43	18.59	17.50	236.72
Companies Issuing Dividends	111	21.30	35,972.95	907.71	22.99	18.05	21.11	0.77	10.21	6.84	1.22	1.25	14.96	13.16	166.37
Companies Not Issuing Dividends	16	16.86	14,626.52	246.46	19.44	13.75	16.84	0.44	7.69	-0.10	0.70	0.78	11.88	10.88	192.33
Equity/Assets <6%	15	18.57	19,884.50	422.66	20.42	15.06	18.13	2.90	12.34	5.68	0.91	0.94	12.28	11.28	230.76
Equity/Assets 6%-12%	83	22.81	28,182.37	896.40	24.83	19.46	22.66	0.51	8.22	4.53	1.46	1.47	15.74	13.99	188.51
Equity/Assets >12%	29	15.94	54,814.38	826.14	17.09	13.21	15.84	0.23	13.57	10.55	0.45	0.47	12.70	10.72	83.77
Assets >$1 Billion	53	24.32	73,540.17	1,875.79	26.31	20.37	23.98	1.61	12.35	6.46	1.61	1.69	15.47	12.55	188.60
Assets $500 Million to $1 Billion	36	20.72	5,770.90	100.93	22.43	17.39	20.58	0.54	10.03	6.79	1.17	1.13	15.10	13.85	175.12
Asset $250 Million to $500 Million	26	16.18	3,527.57	49.16	17.58	14.08	16.05	0.67	5.70	4.64	0.82	0.82	12.78	12.25	145.56
Assets <$250 Million	12	14.89	2,493.58	30.90	16.99	12.66	15.25	-2.46	7.39	4.97	-0.07	-0.13	13.09	12.94	113.91
Goodwill Companies	89	22.75	38,136.34	1,046.37	24.59	19.02	22.48	1.11	11.02	7.11	1.39	1.43	15.68	13.27	181.50
Non-Goodwill Companies	38	16.05	21,918.09	304.53	17.76	13.98	16.09	-0.15	7.25	3.47	0.64	0.66	12.01	12.01	139.08

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of October 16, 2006

Public Company Segment:	# of Comp. (#)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) Reported EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share(5) ($)	Assets/ Share ($)
Market Averages, All Public Companies (1) (MHC)															
All Public Companies-MHC Thrifts	38	15.52	19,159.34	127.14	16.31	12.64	15.38	0.72	18.09	16.20	0.32	0.31	7.80	7.38	63.58
AMEX Exchange Traded Companies	1	13.50	2,292.08	13.24	14.35	10.85	13.85	-2.53	9.76	18.94	0.51	0.46	8.48	8.48	55.76
NASDAQ Listed Companies	37	15.58	19,615.21	130.21	16.37	12.69	15.42	0.81	18.37	16.11	0.32	0.31	7.78	7.35	63.82
New England Region Companies	5	12.46	12,684.21	73.76	13.00	10.87	12.18	2.49	7.64	10.60	0.28	0.27	7.27	6.99	58.82
Mid-Atlantic Region Companies	21	14.39	20,418.97	126.77	15.32	11.73	14.36	0.09	16.64	14.90	0.28	0.27	7.69	7.20	68.06
Southeastern Region Companies	3	25.53	15,023.06	104.39	25.80	19.10	24.75	2.23	34.04	27.29	0.45	0.38	8.38	8.21	48.37
Midwest Region Companies	6	16.83	22,602.88	187.25	17.79	14.10	16.71	0.65	17.06	11.28	0.41	0.41	8.66	8.11	65.94
Southwest Region Companies	1	14.99	25,788.75	173.96	15.50	14.25	15.25	-1.70	NA	NA	NA	NA	NA	NA	NA
West Region Companies	2	16.44	14,680.09	94.82	16.76	11.85	16.11	2.05	34.47	36.26	0.40	0.41	6.76	6.61	50.99
Companies Issuing Dividends	25	16.64	17,089.29	121.26	17.52	13.51	16.39	1.34	14.67	14.31	0.34	0.33	7.95	7.36	66.90
Companies Not Issuing Dividends	13	13.37	23,140.20	138.43	14.00	10.97	13.43	-0.47	29.82	22.67	0.26	0.23	7.44	7.42	54.38
Equity/Assets <6%	1	13.03	5,913.43	28.12	14.08	10.55	12.96	0.54	-2.54	0.23	-1.20	-1.19	5.39	4.96	136.87
Equity/Assets 6%-12%	13	16.81	16,543.90	143.27	18.14	14.40	16.80	0.02	7.72	6.97	0.47	0.46	8.71	8.06	93.20
Equity/Assets >12%	24	14.93	21,127.94	122.52	15.42	11.78	14.71	1.11	24.31	21.61	0.32	0.31	7.42	7.12	45.44
Assets >$1 Billion	8	23.15	51,385.44	388.52	23.57	17.88	22.84	0.78	32.58	27.52	0.66	0.61	9.38	8.70	68.75
Assets $500 Million to $1 Billion	11	14.32	16,394.83	93.58	14.83	11.54	14.06	1.79	20.01	19.08	0.16	0.14	6.88	6.77	62.15
Asset $250 Million to $500 Million	18	12.98	7,463.11	37.80	14.11	11.09	12.95	0.22	10.21	8.49	0.32	0.33	7.66	7.13	62.68
Assets <$250 Million	1	13.50	2,292.08	13.24	14.35	10.85	13.85	-2.53	9.76	18.94	0.51	0.46	8.48	8.48	55.76
Goodwill Companies	17	15.90	17,664.47	112.54	16.63	12.81	15.65	1.25	14.57	13.55	0.27	0.27	7.89	6.96	70.87
Non-Goodwill Companies	21	15.22	20,369.46	138.95	16.06	12.51	15.16	0.29	21.85	19.03	0.37	0.36	7.73	7.73	57.11

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

					Stock Price Performance						Per Share Data				
					52 Week Price		Last Week	Price Change			LTM (3)		Most Recent Quarter		
Public Company Segment:	# of Comp. (#)	Price/ Share ($)	Shares Outstanding (000)	Market Value ($Mil)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(2) (%)	YTD (%)	Reported EPS ($)	Core EPS ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages, All Public Companies (1)															
All Public Companies-Banks	446	26.48	76,307.96	3,274.90	29.09	21.97	26.17	0.99	11.51	7.09	1.58	1.58	13.59	11.05	156.21
NYSE Exchange Traded Companies	51	37.61	531,754.32	24,154.21	40.70	31.38	37.46	0.30	8.89	2.53	2.61	2.54	18.74	12.51	216.90
AMEX Exchange Traded Companies	23	27.25	5,695.42	175.06	29.97	23.79	26.88	0.88	3.25	3.27	1.68	1.67	14.64	13.24	165.37
NASDAQ Listed Companies	372	24.91	18,233.57	552.66	27.44	20.57	24.58	1.09	12.41	7.97	1.43	1.44	12.82	10.70	147.32
New England Region Companies	26	28.36	33,387.25	1,482.86	31.40	24.06	28.18	0.45	6.93	4.44	1.55	1.64	15.91	12.24	194.50
Mid-Atlantic Region Companies	96	23.75	127,897.32	5,591.55	26.42	19.88	23.64	0.34	7.85	3.67	1.44	1.44	12.59	10.14	145.08
Southeastern Region Companies	140	25.43	67,647.86	3,290.20	27.83	20.84	25.08	1.13	14.81	9.66	1.47	1.45	13.45	11.26	150.51
Midwest Region Companies	93	26.97	62,166.23	2,192.52	29.60	23.13	26.66	0.96	7.05	4.09	1.71	1.71	14.74	12.07	177.42
Southwest Region Companies	18	36.55	36,087.38	1,509.65	37.93	28.77	35.83	2.13	21.71	16.93	1.92	1.96	15.58	10.66	171.52
West Region Companies	73	28.33	68,293.25	2,389.49	31.35	22.99	27.86	1.52	15.09	9.05	1.74	1.75	12.40	10.13	137.34
Companies Issuing Dividends	365	28.53	91,090.38	3,912.81	31.06	23.70	28.18	1.07	12.11	7.64	1.75	1.75	14.53	11.59	167.24
Companies Not Issuing Dividends	81	17.27	9,695.84	164.28	20.21	14.16	17.10	0.66	8.53	4.50	0.79	0.80	9.35	8.54	106.49
Equity/Assets <6%	93	31.37	233,304.17	11,143.36	34.01	25.92	31.03	1.12	13.39	7.81	1.87	1.90	15.86	10.24	201.53
Equity/Assets 6%-12%	318	25.78	36,258.58	1,199.77	28.37	21.44	25.45	1.05	11.25	7.12	1.56	1.56	13.19	11.37	149.43
Equity/Assets >12%	35	19.87	23,023.87	674.95	22.48	16.32	19.73	0.10	8.83	4.99	0.97	0.98	11.22	9.65	97.40
Assets >$1 Billion	246	32.09	134,412.36	5,787.30	34.80	26.28	31.64	1.30	13.67	8.51	1.95	1.95	15.51	11.65	178.66
Assets $500 Million to $1 Billion	108	22.12	6,000.76	120.03	24.57	18.70	21.93	0.72	10.03	6.38	1.35	1.35	12.44	11.11	145.84
Asset $250 Million to $500 Million	66	18.08	3,904.32	62.21	20.79	15.60	18.02	0.40	7.47	3.71	1.04	1.04	10.37	9.69	121.25
Assets <$250 Million	26	12.91	2,390.15	28.35	14.80	10.99	12.70	0.72	6.48	5.06	0.42	0.42	8.35	8.31	75.66
Goodwill Companies	355	28.27	93,737.64	4,025.14	30.81	23.49	27.93	1.00	11.64	7.27	1.71	1.72	14.47	11.26	165.42
Non-Goodwill Companies	91	19.52	8,313.08	137.99	22.37	16.05	19.31	0.97	10.99	6.37	1.08	1.07	10.16	10.16	120.29

(1) A company excluded from averages is under acquisition.
(2) Or since offering price if first listing price in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(3) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(4) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(5) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
NYSE Exchange Companies																	
AF	Astoria Financial Corporation	---	---	31.19	101,055.4	3,151.9	31.95	25.06	30.92	0.87	22.80	6.09	2.12	2.16	13.38	11.43	230.70
BBX	BankAtlantic Bancorp, Inc.	---	---	13.29	61,215.0	813.5	15.99	12.67	13.65	-2.64	-3.84	-5.07	0.47	0.53	8.51	7.13	104.65
BFF	BFC Financial Corporation	---	---	5.86	35,816.5	209.9	8.16	4.35	5.05	16.04	6.74	6.16	0.13	NA	4.54	2.19	206.34
DSL	Downey Financial Corp.	---	---	69.43	27,853.8	1,933.9	77.30	56.45	68.73	1.02	16.91	1.52	7.02	7.02	46.32	46.21	627.19
FED	FirstFed Financial Corp.	---	---	59.07	16,605.4	980.9	68.44	49.42	58.44	1.08	16.17	8.35	6.80	6.80	38.29	38.15	617.24
FBC	Flagstar Bancorp, Inc.	---	---	15.46	63,529.4	982.2	17.06	12.62	14.79	4.53	9.88	7.38	1.24	1.28	12.65	12.65	239.69
GLK	Great Lakes Bancorp, Inc.	---	---	16.24	10,913.5	177.2	21.14	13.90	16.10	0.87	5.25	-8.76	NA	NA	12.27	11.20	86.34
NDE	IndyMac Bancorp, Inc.	---	---	45.55	68,620.2	3,125.7	50.50	34.79	44.29	2.84	24.76	16.74	4.94	4.95	26.29	25.12	346.12
NYB	New York Community Bancorp, Inc.	---	---	16.49	295,056.8	4,865.5	18.23	15.69	16.85	-2.14	-0.96	-0.18	0.87	1.03	12.62	4.88	98.04
NAL	NewAlliance Bancshares, Inc.	---	---	15.41	109,777.9	1,690.8	15.72	13.55	15.12	1.92	6.94	5.98	0.47	0.49	12.11	7.48	64.80
PFB	PFF Bancorp, Inc.	---	---	34.31	24,496.2	842.2	39.49	27.07	33.90	1.21	21.58	12.42	2.22	2.19	15.34	15.28	183.28
PFS	Provident Financial Services, Inc.	---	---	18.55	64,937.7	1,218.4	19.16	16.64	18.63	-0.43	10.48	0.22	0.90	0.91	15.76	9.11	90.22
SOV	Sovereign Bancorp, Inc.	---	---	23.46	474,878.0	11,140.6	24.98	19.39	24.44	-4.01	13.57	13.94	1.07	1.56	17.92	5.85	192.30
WM	Washington Mutual, Inc.	---	---	43.53	962,880.1	41,914.2	47.01	37.40	43.50	0.07	15.10	0.07	3.54	3.60	27.31	17.97	366.72
AMEX Exchange Companies																	
CNY	Carver Bancorp, Inc.	---	---	16.80	2,505.0	42.1	18.12	15.00	16.79	0.06	6.40	9.09	1.45	1.58	19.62	19.62	261.28
FDT	Federal Trust Corporation	---	---	9.90	9,351.5	92.6	12.45	9.66	9.98	-0.80	-5.71	-20.05	0.48	0.47	5.69	5.69	79.52
GOV	Gouverneur Bancorp, Inc. (MHC)	---	57.2%	13.50	2,292.1	13.2	14.35	10.85	13.85	-2.53	9.76	18.94	0.51	0.46	8.48	8.48	55.76
TSH	Teche Holding Company	---	---	52.65	2,231.3	117.5	54.40	38.00	52.75	-0.19	38.55	34.62	2.71	2.63	27.88	26.17	313.77
WSB	Washington Savings Bank, F.S.B.	---	---	9.55	7,425.0	70.9	9.55	7.70	9.32	2.47	10.02	9.77	0.62	0.62	8.07	8.07	59.84
WFD	Westfield Financial, Inc. (MHC)	Yes	57.6%	34.59	9,727.0	142.5	34.59	22.10	32.47	6.53	51.71	44.06	0.60	0.60	12.35	12.35	87.48
NASDAQ Listed Companies																	
ABBC	Abington Community Bancorp, Inc. (MHC)	---	57.1%	15.75	15,293.5	103.4	15.76	11.90	15.04	4.72	31.14	21.43	0.43	0.43	7.22	7.22	58.46
ASBI	Ameriana Bancorp	---	---	13.75	3,170.5	43.6	14.50	11.75	13.55	1.48	5.15	6.18	0.24	0.25	10.75	10.48	137.09
ABNJ	American Bancorp of New Jersey, Inc.	---	---	11.75	14,528.0	170.7	12.21	9.73	11.93	-1.51	19.41	18.45	0.18	0.19	8.83	8.83	35.03
ABCW	Anchor BanCorp Wisconsin Inc.	---	---	29.47	21,902.3	646.3	32.78	28.11	28.88	2.04	-1.80	-2.87	2.00	2.00	14.91	14.00	198.99
ACFC	Atlantic Coast Federal Corporation (MHC)	---	61.7%	17.96	14,148.9	97.3	18.33	13.50	17.77	1.07	33.04	27.74	0.40	0.41	6.72	6.51	55.04
BOFI	B of I Holding, Inc.	---	---	6.70	8,380.7	56.2	9.48	6.20	6.61	1.36	-28.72	-16.25	0.34	0.34	7.77	7.77	87.47
BKMU	Bank Mutual Corporation	---	---	12.56	60,138.2	755.3	12.76	10.03	12.30	2.11	21.94	18.49	0.39	0.38	8.54	7.55	58.28
BFIN	BankFinancial Corporation	---	---	18.10	24,466.3	442.8	18.35	13.21	17.91	1.06	32.60	23.30	0.56	0.54	13.68	12.32	68.33
BKUNA	BankUnited Financial Corporation	---	---	25.81	36,641.3	945.7	32.00	20.89	26.25	-1.68	22.38	-2.86	2.10	2.08	19.27	18.50	351.16
BCSB	BCSB Bankcorp, Inc. (MHC)	---	63.5%	13.03	5,913.4	28.1	14.08	10.55	12.96	0.54	-2.54	0.23	-1.20	-1.19	5.39	4.96	136.87
BFBC	Benjamin Franklin Bancorp, Inc.	---	---	14.00	8,488.9	118.8	14.80	13.00	14.00	0.00	4.40	-0.50	0.64	0.64	13.60	8.96	111.64
BHLB	Berkshire Hills Bancorp, Inc.	---	---	37.36	8,622.2	322.1	38.44	31.75	36.95	1.11	14.95	11.52	2.15	2.05	28.79	17.30	249.07
BRBI	Blue River Bancshares, Inc.	---	---	6.31	3,507.2	22.1	7.00	4.91	6.35	-0.63	23.73	21.35	0.48	0.47	4.98	4.00	61.08
BYFC	Broadway Financial Corporation	---	---	10.50	1,614.0	16.9	11.50	10.02	10.50	0.00	-4.55	-4.11	1.02	1.01	10.28	10.28	174.42
BRKL	Brookline Bancorp, Inc.	---	---	14.05	61,583.8	865.3	15.91	12.48	14.05	0.00	-5.89	-0.85	0.35	0.34	9.60	8.76	38.66
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	---	70.0%	12.54	13,225.0	49.8	12.95	10.40	12.50	0.32	22.34	13.38	0.33	NA	5.95	5.95	28.68
CFFN	Capitol Federal Financial (MHC)	---	70.5%	36.64	74,059.8	801.2	36.85	31.46	36.29	0.96	7.92	11.23	0.70	0.70	11.85	11.85	111.84
CEBK	Central Bancorp, Inc.	---	---	30.50	1,591.0	48.5	36.20	27.00	30.64	-0.46	10.67	9.12	1.42	1.22	24.49	23.09	343.08
CFBK	Central Federal Corporation	---	---	8.04	4,543.7	36.5	9.18	7.07	8.15	-1.35	-5.41	2.62	-1.29	-1.23	6.46	6.46	48.20
CITZ	CFS Bancorp, Inc.	---	---	14.85	11,502.8	170.8	15.16	12.91	14.70	1.02	11.82	3.85	0.57	0.57	11.62	11.50	111.40
CHFN	Charter Financial Corporation (MHC)	---	80.8%	43.32	19,632.4	163.5	43.32	33.14	41.27	4.97	27.41	21.31	0.67	0.46	12.41	12.12	56.29
CHEV	Cheviot Financial Corp. (MHC)	---	57.5%	12.70	9,487.5	51.2	12.75	11.11	12.55	1.20	12.89	8.64	0.20	0.20	7.70	7.70	31.85
CBNK	Chicopee Bancorp, Inc.	---	---	14.59	7,439.7	108.5	15.29	14.12	14.70	-0.78	NA	NA	NA	NA	NA	NA	NA
CTZN	Citizens First Bancorp, Inc.	---	---	29.37	8,158.7	239.6	32.43	20.85	26.18	12.18	38.93	24.61	1.10	1.06	20.33	18.83	204.67

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of October 16, 2006

							Stock Price Performance						Per Share Data				
							52 Week Price		Last Week	Price Change			LTM (4)		Most Recent Quarter		
Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	Core EPS ($)	Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
CSBC	Citizens South Banking Corporation	---	---	12.75	8,199.7	104.5	13.86	11.70	13.28	-3.99	0.00	6.69	0.56	NA	10.46	6.58	88.54
CSBK	Clifton Savings Bancorp, Inc. (MHC)	---	56.2%	11.58	29,853.7	151.3	11.59	10.01	11.49	0.78	12.21	15.11	0.11	0.11	6.49	6.49	27.84
CFCP	Coastal Financial Corporation	---	---	14.37	21,646.2	311.1	14.41	11.12	13.08	9.86	17.96	22.92	0.84	0.86	4.74	4.74	75.04
COBK	Colonial Bankshares, Inc. (MHC)	---	54.0%	12.80	4,521.7	26.6	13.14	9.72	12.50	2.40	28.00	21.33	0.36	0.36	7.83	7.83	79.40
CFFC	Community Financial Corporation	---	---	11.65	4,247.4	49.5	12.97	9.57	11.45	1.75	16.44	9.65	0.96	0.96	8.35	8.35	102.46
DCOM	Dime Community Bancshares, Inc.	---	---	14.72	36,790.7	541.6	15.63	13.33	14.62	0.68	6.05	0.75	1.01	0.98	7.97	6.58	84.94
ESBK	Elmira Savings Bank, FSB	---	---	29.07	1,324.2	38.5	30.98	23.16	30.00	-3.10	17.35	17.62	2.10	1.79	17.05	16.83	255.45
ESBF	ESB Financial Corporation	---	---	10.72	13,002.5	139.4	13.00	10.47	10.67	0.47	-6.05	-4.46	0.68	0.75	8.71	5.24	146.05
FFCO	FedFirst Financial Corp. (MHC)	---	55.0%	9.93	6,612.5	29.5	10.85	8.40	10.25	-3.12	16.41	11.70	-0.04	0.08	6.84	6.68	40.50
FFDF	FFD Financial Corporation	---	---	15.25	1,192.3	18.2	22.46	15.00	16.48	-7.46	-1.80	-22.07	1.13	1.11	15.40	15.40	135.20
FSBI	Fidelity Bancorp, Inc.	---	---	18.99	2,953.1	56.1	20.90	17.13	18.99	0.00	-0.42	0.64	1.27	1.18	14.12	13.17	246.62
FFFL	Fidelity Bankshares, Inc.	Yes	---	39.41	25,247.6	995.0	39.75	26.83	39.39	0.05	40.20	20.52	1.31	1.31	11.66	10.85	167.70
FBEI	First Bancorp of Indiana, Inc.	---	---	18.66	1,554.8	29.0	22.79	18.02	19.00	-1.79	-15.26	-16.29	0.87	0.58	18.14	16.94	189.44
FBSI	First Bancshares, Inc.	---	---	16.20	1,552.5	25.2	19.39	15.80	16.25	-0.31	-12.26	-9.14	-0.11	0.29	16.93	16.71	147.14
FBTC	First BancTrust Corporation	---	---	11.95	2,349.2	28.1	13.49	10.95	11.75	1.70	-6.64	-2.45	0.45	0.45	10.91	10.49	123.58
FCAP	First Capital, Inc.	---	---	18.25	2,846.6	51.9	20.65	15.15	18.06	1.05	11.53	12.15	1.35	1.35	14.94	12.90	157.33
FCLF	First Clover Leaf Financial Corp.	---	---	11.30	9,074.1	102.5	12.46	6.53	11.99	-5.75	68.28	65.11	0.20	0.20	4.99	4.99	23.85
FCFL	First Community Bank Corporation of America	---	---	20.10	3,797.5	76.3	22.25	16.50	20.33	-1.13	17.36	12.35	0.91	0.87	8.31	8.19	94.15
FDEF	First Defiance Financial Corp.	---	---	28.00	7,117.0	199.3	30.29	25.09	28.00	0.00	3.21	3.36	2.08	2.05	21.68	16.22	212.77
FFBH	First Federal Bancshares of Arkansas, Inc.	---	---	22.90	5,020.3	115.0	25.95	21.60	23.17	-1.17	-0.43	-5.76	1.58	1.51	15.73	15.73	175.88
FFBI	First Federal Bancshares, Inc.	---	---	24.00	1,242.2	29.8	24.00	17.02	21.52	11.52	21.83	29.73	0.46	0.46	17.31	16.00	296.66
FFSX	First Federal Bankshares, Inc.	---	---	22.51	3,380.1	76.1	22.90	17.30	21.95	2.55	23.34	15.73	0.98	0.94	20.21	14.73	181.24
FFNM	First Federal of Northern Michigan Bancorp, In	---	---	9.20	3,076.8	28.3	10.08	8.70	9.43	-2.43	1.10	5.15	0.30	0.36	11.51	10.15	92.37
FFCH	First Financial Holdings, Inc.	---	---	35.22	11,999.6	422.6	36.49	27.61	35.74	-1.45	20.95	14.65	2.27	2.27	14.73	12.83	220.95
FFHS	First Franklin Corporation	---	---	16.00	1,685.8	27.0	18.90	14.66	15.42	3.76	-3.03	-0.06	0.74	0.49	14.84	14.84	189.57
FKFS	First Keystone Financial, Inc.	---	---	19.73	2,024.1	39.9	21.60	16.47	19.71	0.10	-4.73	1.49	0.41	0.36	13.47	13.47	261.32
FMSB	First Mutual Bancshares, Inc.	---	---	22.80	6,648.4	151.6	23.00	19.22	22.40	1.79	15.20	9.91	1.55	1.55	9.58	9.58	165.94
FNFG	First Niagara Financial Group, Inc.	---	---	14.38	110,750.0	1,588.9	15.24	13.38	14.97	-3.94	1.91	-0.62	0.87	NA	12.97	5.92	75.09
FNFI	First Niles Financial, Inc.	---	---	14.06	1,384.6	19.5	16.98	12.00	15.09	-6.80	1.50	-10.73	0.66	0.51	11.27	11.27	71.30
FPTB	First PacTrust Bancorp, Inc.	---	---	28.00	4,398.9	123.2	30.51	26.50	28.01	-0.04	5.42	2.89	1.16	1.16	19.44	19.44	201.44
FPFC	First Place Financial Corp.	---	---	24.76	17,433.4	431.7	25.94	20.96	23.59	4.96	12.90	2.95	1.55	1.69	17.87	11.83	178.51
FBNW	FirstBank NW Corp.	Yes	---	29.48	6,062.2	178.7	29.57	13.62	28.32	4.10	115.50	84.25	1.43	1.50	13.45	10.31	148.74
FFIC	Flushing Financial Corporation	---	---	18.20	21,102.7	384.1	18.28	14.80	17.59	3.47	18.88	16.89	1.28	1.31	9.86	9.08	125.17
FMCO	FMS Financial Corporation	Yes	---	31.15	6,517.7	203.0	36.50	15.50	25.70	21.21	75.99	77.41	0.92	0.88	11.60	11.37	190.99
FXCB	Fox Chase Bancorp Inc. (MHC)	---	55.5%	12.85	14,679.8	83.9	13.50	12.25	12.81	0.31	NA	NA	0.29	0.12	7.92	7.92	NA
FBTX	Franklin Bank Corp.	---	---	21.59	23,424.2	505.7	21.88	15.34	21.01	2.76	37.78	20.01	1.14	1.11	14.72	7.73	216.12
PEDE	Great Pee Dee Bancorp, Inc.	---	---	16.15	1,786.0	28.8	17.00	14.25	15.50	4.19	2.54	0.31	0.99	NA	15.04	14.69	119.99
GAFC	Greater Atlantic Financial Corp.	---	---	4.78	3,020.9	14.4	6.14	4.56	4.93	-3.08	-9.33	-9.16	-1.79	-1.65	4.03	3.71	105.29
ALLB	Greater Delaware Valley Savings Bank (MHC)	---	80.0%	24.00	3,441.4	16.5	28.95	21.31	23.50	2.13	-7.94	-9.06	0.41	0.41	9.70	9.70	113.74
GCBC	Greene County Bancorp, Inc. (MHC)	---	55.6%	15.27	4,145.2	28.1	18.94	13.84	15.96	-4.35	-16.49	1.10	0.54	0.55	8.17	8.17	74.85
GSLA	GS Financial Corp.	---	---	18.70	1,279.8	23.9	18.70	14.67	18.63	0.38	20.65	24.67	-2.82	-1.97	20.97	20.97	142.21
HARB	Harbor Florida Bancshares, Inc.	Yes	---	44.69	24,073.2	1,075.8	44.90	34.01	44.79	-0.22	29.54	20.62	2.08	2.08	14.27	14.12	133.72
HARL	Harleysville Savings Financial Corporation	---	---	17.40	3,840.2	66.8	18.44	14.81	17.63	-1.30	1.40	-3.20	1.17	1.16	12.50	12.50	201.88
HWFG	Harrington West Financial Group, Inc.	---	---	16.97	5,447.6	92.4	17.17	15.46	16.60	2.23	1.92	2.29	1.48	1.53	11.87	10.67	206.45
HBOS	Heritage Financial Group (MHC)	---	69.7%	15.30	11,288.0	52.3	15.74	10.66	15.20	0.66	41.67	32.81	0.27	0.27	6.00	6.00	33.78
HFFC	HF Financial Corp.	---	---	17.29	3,948.7	68.3	18.95	15.45	16.60	4.16	5.66	0.10	1.13	0.55	14.20	12.95	243.52
HIFS	Hingham Institution for Savings	---	---	37.50	2,116.3	79.4	40.42	33.00	38.49	-2.57	-3.05	-3.35	2.59	2.59	23.68	23.68	313.28
HMNF	HMN Financial, Inc.	---	---	34.08	4,380.0	149.3	36.10	28.14	34.00	0.24	9.94	15.53	2.85	2.85	21.38	20.47	230.58
HCFC	Home City Financial Corporation	---	---	15.85	835.7	13.2	16.60	14.22	16.20	-2.16	4.62	0.63	1.02	1.01	16.44	16.16	177.29

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
HOME	Home Federal Bancorp, Inc. (MHC)	---	59.3%	16.75	15,154.1	103.4	17.08	11.97	15.95	5.02	35.85	38.09	0.44	0.45	7.00	7.00	49.97
HFBC	HopFed Bancorp, Inc.	---	---	16.66	3,660.0	61.0	17.10	14.91	16.35	1.90	5.44	5.11	1.13	1.17	13.52	11.03	204.42
HCBK	Hudson City Bancorp, Inc.	---	---	13.49	571,475.9	7,709.2	14.07	11.40	13.54	-0.37	16.19	11.30	0.52	0.52	9.36	9.36	58.65
IFSB	Independence Federal Savings Bank	---	---	10.50	1,552.4	16.3	12.85	8.20	10.99	-4.46	-8.70	-13.29	-1.75	-1.75	7.97	7.97	103.65
ISBC	Investors Bancorp, Inc. (MHC)	---	54.3%	14.78	116,275.7	785.9	15.60	10.00	14.99	-1.40	46.92	34.00	NA	NA	7.74	7.74	47.28
JXSB	Jacksonville Bancorp, Inc. (MHC)	---	52.3%	12.50	1,985.3	11.8	15.80	12.05	12.83	-2.57	-3.85	-18.03	0.56	0.56	10.00	8.55	129.94
JFBI	Jefferson Bancshares, Inc.	---	---	13.20	6,613.6	87.3	14.12	12.58	13.18	0.15	1.45	-3.23	0.37	0.40	11.27	11.27	49.46
KRNY	Kearny Financial Corp (MHC)	---	70.0%	16.00	72,737.5	349.1	16.03	11.05	15.57	2.76	40.85	31.15	0.14	0.13	6.75	5.61	27.60
KFFB	Kentucky First Federal Bancorp (MHC)	---	55.2%	10.35	8,563.5	39.7	11.25	9.30	10.25	0.97	0.97	-0.49	0.19	0.19	7.91	6.02	32.43
KFED	K-Fed Bancorp (MHC)	---	62.4%	16.13	14,206.1	86.2	16.44	11.73	16.28	-0.92	33.09	34.42	0.36	0.36	6.52	6.21	52.02
KNBT	KNBT Bancorp, Inc.	---	---	16.98	28,012.2	475.6	17.02	14.39	16.73	1.49	16.70	4.24	0.77	0.60	12.83	7.86	112.38
LSBK	Lake Shore Bancorp, Inc. (MHC)	---	55.0%	11.50	6,612.5	34.2	11.50	9.92	11.47	0.23	NA	NA	NA	NA	8.02	8.02	53.07
LEGC	Legacy Bancorp, Inc.	---	---	15.40	10,308.6	158.8	16.00	12.55	15.42	-0.13	NA	15.36	NA	NA	14.27	13.98	78.37
LBCP	Liberty Bancorp, Inc.	---	---	10.04	4,753.1	47.7	11.00	8.04	10.11	-0.69	27.10	13.37	0.28	0.28	4.49	4.49	59.20
LNCB	Lincoln Bancorp	---	---	19.25	5,382.8	103.6	19.59	15.02	19.59	-1.74	22.38	17.02	0.67	0.64	18.36	13.79	163.69
LSBX	LSB Corporation	---	---	16.51	4,548.9	75.1	19.24	16.00	16.50	0.06	1.60	-4.84	0.19	0.31	11.91	11.91	113.39
LSBI	LSB Financial Corp.	---	---	25.88	1,608.0	41.6	29.78	25.00	25.49	1.53	1.24	-1.54	2.04	2.04	20.99	20.99	230.25
MAFB	MAF Bancorp, Inc.	---	---	42.43	33,101.6	1,404.5	45.00	39.65	41.85	1.39	4.97	2.54	3.15	3.15	31.38	19.00	345.80
MGYR	Magyar Bancorp, Inc. (MHC)	---	54.0%	12.35	5,923.7	33.6	13.97	10.35	13.09	-5.62	NA	NA	NA	NA	8.00	8.00	69.34
MASB	MASSBANK Corp.	---	---	32.79	4,317.9	141.6	35.00	28.45	32.50	0.89	12.87	-0.64	1.67	1.56	23.72	23.47	199.57
MFLR	Mayflower Co-operative Bank	---	---	12.85	2,092.0	26.9	15.25	10.90	13.35	-3.75	-14.33	-6.48	0.59	NA	9.01	8.98	117.46
CASH	Meta Financial Group, Inc.	—	---	25.74	2,516.7	64.8	28.10	18.75	24.51	5.02	35.47	27.11	1.51	0.94	17.28	15.93	296.89
MFBC	MFB Corp.	---	---	32.50	1,339.8	43.5	33.38	25.87	32.25	0.78	16.70	17.54	1.73	1.83	28.80	25.98	377.91
MFSF	MutualFirst Financial, Inc.	---	---	20.68	4,440.6	91.8	22.29	18.84	20.41	1.30	-2.92	-6.01	1.39	1.39	19.86	16.73	220.47
NASB	NASB Financial, Inc.	---	---	42.51	8,368.6	355.8	43.30	31.77	40.90	3.94	13.69	8.00	2.55	2.55	18.33	17.97	185.31
NVSL	Naugatuck Valley Financial Corp. (MHC)	---	55.4%	11.18	7,549.4	37.6	11.95	10.17	10.90	2.57	-2.36	9.07	0.26	0.26	6.68	6.65	49.32
NTBK	NetBank, Inc.	---	---	6.17	46,359.6	286.0	7.97	4.03	6.25	-1.28	-20.80	-14.54	-0.93	-0.94	7.48	5.80	89.29
NEBS	New England Bancshares, Inc.	---	---	13.00	5,348.0	69.5	13.10	10.19	13.00	0.00	25.41	21.50	0.23	NA	10.58	10.25	48.09
NHTB	New Hampshire Thrift Bancshares, Inc.	---	---	16.30	4,191.1	68.3	16.99	12.50	15.91	2.45	22.01	10.58	1.30	1.30	11.59	8.69	160.28
NFSB	Newport Bancorp, Inc.	---	---	13.99	4,878.3	68.2	14.48	12.25	14.15	-1.10	NA	NA	NA	NA	NA	NA	NA
FFFD	North Central Bancshares, Inc.	---	---	41.04	1,423.7	58.4	41.23	36.50	40.83	0.51	8.86	7.83	3.55	3.55	29.79	26.32	348.68
NECB	Northeast Community Bancorp, Inc. (MHC)	---	55.0%	11.40	13,225.0	67.8	11.45	10.75	11.35	0.44	NA	NA	NA	NA	NA	NA	NA
NWSB	Northwest Bancorp, Inc. (MHC)	---	61.0%	26.99	50,097.2	527.9	27.25	20.04	26.95	0.15	26.95	26.95	1.14	1.14	11.87	8.53	131.40
OSHC	Ocean Shore Holding Company (MHC)	---	54.5%	12.70	8,733.9	50.5	13.10	10.55	12.80	-0.78	17.05	10.24	0.34	0.34	7.07	7.07	64.37
OCFC	OceanFirst Financial Corp.	---	---	22.60	12,317.7	278.4	24.83	20.55	22.04	2.54	0.09	-0.70	1.57	1.56	10.88	10.78	170.57
ONFC	Oneida Financial Corp. (MHC)	---	55.4%	11.85	7,783.3	41.2	12.86	9.75	11.75	0.85	11.79	18.50	0.50	0.48	7.13	4.51	57.19
PPBI	Pacific Premier Bancorp, Inc.	---	---	12.02	5,264.0	63.3	12.75	10.75	12.19	-1.39	8.09	1.86	1.21	1.21	8.77	8.77	112.97
PBCI	Pamrapo Bancorp, Inc.	---	---	19.55	4,975.5	97.3	22.00	18.78	19.09	2.41	-9.87	-8.86	1.47	1.46	11.98	11.98	129.38
PFED	Park Bancorp, Inc.	---	---	33.50	1,122.8	37.6	35.96	28.36	34.00	-1.47	9.84	6.69	0.09	0.02	27.66	27.66	219.53
PVSA	Parkvale Financial Corporation	---	---	31.98	5,669.1	181.3	33.75	27.00	32.04	-0.19	16.29	13.40	2.33	2.32	21.64	15.97	327.66
PRTR	Partners Trust Financial Group, Inc.	---	---	11.01	44,970.5	495.1	12.79	10.08	10.86	1.38	1.19	-8.63	0.68	0.72	10.81	5.08	84.37
PBHC	Pathfinder Bancorp, Inc. (MHC)	---	64.3%	14.40	2,463.1	12.7	15.05	11.00	14.15	1.77	10.77	10.26	0.25	0.31	8.35	6.68	120.50
PFSB	PennFed Financial Services, Inc.	---	---	18.25	12,864.0	234.8	19.67	15.86	17.94	1.73	3.22	-0.92	1.00	1.03	9.59	9.59	179.27
PFDC	Peoples Bancorp	—	---	19.85	3,246.5	64.4	22.25	15.60	19.50	1.79	-0.25	-5.83	1.02	1.01	19.29	18.50	153.52
PBCT	People's Bank (MHC)	Yes	57.8%	40.81	142,000.0	2,448.1	41.15	30.00	40.04	1.92	33.28	31.39	0.96	0.93	9.34	8.60	77.50
PCBI	Peoples Community Bancorp, Inc.	---	---	19.49	4,828.5	94.1	21.83	17.25	19.30	0.98	-5.62	-3.51	0.66	0.88	19.60	13.24	226.89
PFSL	Pocahontas Bancorp, Inc.	Yes	---	17.65	4,641.7	81.9	17.73	11.95	17.24	2.38	41.20	36.29	0.66	0.62	11.09	8.19	157.87
PROV	Provident Financial Holdings, Inc.	---	---	29.15	6,991.8	203.8	33.15	25.04	29.26	-0.38	8.73	10.84	2.98	2.38	19.48	19.48	232.09
PBNY	Provident New York Bancorp	---	---	14.28	42,623.3	608.7	14.46	10.47	14.10	1.28	31.01	29.70	0.49	0.49	9.18	5.12	65.21

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	---	56.5%	13.40	12,236.2	71.4	14.40	10.70	13.40	0.00	19.01	13.08	0.31	0.31	7.26	7.26	38.14
PSBH	PSB Holdings, Inc. (MHC)	---	54.8%	11.13	6,808.8	34.3	11.31	10.00	10.74	3.63	9.66	6.51	0.30	0.28	7.31	6.07	70.89
PULB	Pulaski Financial Corp.	---	---	15.80	9,879.9	156.1	19.24	15.05	16.00	-1.25	-8.41	-12.03	0.93	0.76	7.46	7.00	95.01
PVFC	PVF Capital Corp.	---	---	10.71	7,716.1	82.6	11.65	9.70	10.85	-1.29	-6.30	0.63	0.62	0.62	8.94	8.94	117.43
RPFG	Rainier Pacific Financial Group, Inc.	---	---	18.27	6,628.9	121.1	18.88	14.69	18.13	0.77	23.70	14.12	0.44	0.44	13.89	13.34	149.75
RIVR	River Valley Bancorp	---	---	18.50	1,608.7	29.8	20.50	17.75	18.72	-1.18	-9.76	-2.89	1.14	1.14	14.39	14.37	203.74
RVSB	Riverview Bancorp, Inc.	---	---	13.95	11,560.2	161.3	14.06	10.30	13.56	2.88	31.29	19.69	0.93	0.91	8.09	5.77	68.65
RCKB	Rockville Financial, Inc. (MHC)	---	55.0%	14.74	19,435.0	128.9	15.00	12.67	14.79	-0.34	10.66	12.95	NA	NA	7.94	7.89	59.15
ROMA	Roma Financial Corporation (MHC)	---	69.0%	15.50	32,731.9	157.3	16.50	12.92	15.15	2.31	NA	NA	NA	NA	NA	NA	NA
ROME	Rome Bancorp, Inc.	---	---	12.65	8,807.1	111.4	13.00	10.06	12.49	1.28	24.02	16.70	0.38	0.38	9.20	9.20	33.92
SVBI	Severn Bancorp, Inc.	---	---	19.26	9,150.0	176.2	20.65	16.45	18.95	1.64	15.77	8.98	1.76	1.76	8.72	8.68	98.87
SIFI	SI Financial Group, Inc. (MHC)	---	58.7%	11.95	12,421.9	61.4	12.49	10.35	11.50	3.91	5.10	9.13	0.27	0.27	6.42	6.35	58.90
SSFC	South Street Financial Corp.	---	---	9.05	2,954.7	26.7	10.00	8.38	8.95	1.07	-4.78	-4.78	0.54	0.56	8.73	8.73	87.36
SUPR	Superior Bancorp	---	---	11.59	20,349.5	235.9	12.00	10.49	11.60	-0.09	5.65	1.58	0.16	0.16	5.25	4.66	75.90
SYNF	Synergy Financial Group, Inc.	---	---	16.12	11,344.2	182.9	16.30	11.32	16.04	0.50	32.24	28.65	0.40	0.40	8.33	8.27	88.09
THRD	TF Financial Corporation	---	---	31.15	2,870.5	89.4	33.00	26.54	30.90	0.81	12.01	9.49	2.07	2.08	23.33	21.72	250.20
TONE	TierOne Corporation	---	---	33.20	18,149.7	602.6	35.60	24.73	32.73	1.44	33.28	12.89	2.18	2.20	18.21	15.37	183.02
TSBK	Timberland Bancorp, Inc.	---	---	37.51	3,785.6	142.0	39.06	23.15	35.10	6.87	61.68	59.88	2.15	2.15	20.82	18.91	146.98
TRST	TrustCo Bank Corp NY	---	---	11.15	74,828.0	834.3	13.47	10.40	11.08	0.63	-7.78	-10.23	0.72	0.70	2.86	2.86	39.67
UCBA	United Community Bancorp (MHC)	---	55.0%	11.03	8,464.0	42.0	11.10	10.25	10.76	2.51	NA	NA	NA	NA	7.38	7.38	41.91
UCFC	United Community Financial Corp.	---	---	13.03	30,927.9	403.0	13.33	10.51	12.73	2.36	19.21	10.33	0.83	0.83	8.72	7.58	85.33
UBNK	United Financial Bancorp, Inc. (MHC)	---	53.4%	13.30	17,206.0	106.6	14.23	11.17	12.95	2.70	15.15	15.35	NA	NA	8.00	7.98	55.86
UWBK	United Western Bancorp, Inc.	---	---	21.01	7,556.6	158.8	24.60	12.52	21.05	-0.19	60.50	11.70	0.36	NA	14.19	14.19	285.46
VPFG	ViewPoint Financial Group (MHC)	---	55.0%	14.99	25,788.8	174.0	15.50	14.25	15.25	-1.70	NA	NA	NA	NA	NA	NA	NA
WFSL	Washington Federal, Inc.	---	---	23.33	87,255.6	2,035.7	25.07	21.55	22.53	3.55	6.00	1.48	1.62	1.62	13.97	13.33	100.86
WAUW	Wauwatosa Holdings, Inc. (MHC)	---	69.7%	17.74	33,057.2	177.5	19.00	10.40	17.60	0.80	67.36	55.07	NA	NA	7.13	7.13	47.65
WAYN	Wayne Savings Bancshares, Inc.	---	---	14.86	3,359.6	49.9	16.50	13.83	14.55	2.13	-0.93	-1.91	0.55	0.53	10.57	9.83	119.17
WFBC	Willow Financial Bancorp, Inc.	---	---	16.38	14,848.6	243.2	18.36	14.60	15.79	3.74	8.62	8.48	0.81	0.90	13.68	6.47	106.16
WSFS	WSFS Financial Corporation	---	---	62.09	6,650.4	412.9	65.00	57.22	60.85	2.04	7.72	1.37	4.24	4.31	28.77	28.43	456.54
WVFC	WVS Financial Corp.	---	---	16.48	2,321.0	38.3	18.08	16.00	16.40	0.49	2.36	1.67	1.35	1.35	12.81	12.81	182.30

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
NYSE Exchange Companies																
ASO	AmSouth Bancorporation	Yes	30.52	341,431.0	10,420.5	30.89	24.18	29.74	2.62	22.03	16.44	2.08	1.97	10.42	9.56	157.00
BXS	BancorpSouth, Inc.	---	28.18	79,097.7	2,229.0	28.60	19.93	28.06	0.43	36.60	27.68	1.65	1.57	12.76	10.63	149.65
BAC	Bank of America Corporation	---	53.71	4,527,940.9	243,195.7	54.87	40.93	54.51	-1.47	27.73	16.38	4.09	3.78	28.17	12.58	319.13
BOH	Bank of Hawaii Corporation	---	49.03	50,570.7	2,479.5	55.15	47.00	48.38	1.34	0.47	-4.87	3.31	3.26	13.18	12.49	204.12
BK	Bank of New York Company, Inc.	---	35.21	762,983.2	26,864.6	38.00	29.23	35.66	-1.26	18.27	10.55	2.18	1.99	14.15	7.58	153.22
BBT	BB&T Corporation	---	43.87	536,896.0	23,553.6	44.54	38.24	44.12	-0.57	11.54	4.68	3.16	3.15	20.79	11.06	216.54
CBC	Capitol Bancorp Ltd.	---	46.90	15,958.1	748.4	47.22	29.90	45.35	3.42	51.00	25.27	2.49	2.49	19.95	16.81	233.33
CPF	Central Pacific Financial Corp.	---	37.54	30,480.2	1,144.2	40.15	31.90	37.15	1.05	11.39	4.51	2.50	2.57	22.93	12.07	173.64
CHZ	Chittenden Corporation	---	29.75	45,978.1	1,367.8	30.30	24.60	29.41	1.16	16.58	6.98	1.80	1.80	14.26	9.20	140.53
C	Citigroup Inc.	---	50.15	4,943,945.0	247,938.8	51.33	44.00	51.08	-1.82	11.35	3.34	4.92	2.88	23.15	15.36	328.65
CYN	City National Corporation	---	67.94	48,520.0	3,267.2	78.25	60.02	67.48	0.68	-0.77	-6.21	4.66	4.66	29.26	23.07	300.89
CNB	Colonial BancGroup, Inc.	---	24.96	154,653.3	3,860.1	27.27	21.75	24.30	2.72	13.35	4.79	1.61	1.55	12.69	8.29	148.84
CMA	Comerica Incorporated	---	57.69	162,200.8	9,357.4	60.25	50.12	56.45	2.20	2.20	1.64	5.06	4.91	31.99	30.67	351.98
CBH	Commerce Bancorp, Inc.	---	36.14	187,128.5	6,762.8	41.20	27.89	37.05	-2.46	24.19	5.03	1.49	1.58	13.85	13.10	220.90
CBU	Community Bank System, Inc.	---	23.38	29,850.4	697.9	24.68	18.75	23.02	1.56	4.51	3.68	1.39	1.34	15.13	7.69	138.67
CFR	Cullen/Frost Bankers, Inc.	---	58.12	55,541.5	3,242.7	59.81	48.60	57.87	0.43	17.37	8.27	3.29	3.29	18.51	13.68	205.30
DRL	Doral Financial Corporation	---	5.51	107,930.2	594.7	12.15	4.32	6.03	-8.62	-53.62	-48.02	-0.19	0.24	5.34	5.26	154.78
FNB	F.N.B. Corporation	---	16.93	60,190.7	1,019.0	18.87	15.15	16.94	-0.06	-0.47	-2.48	0.95	1.11	8.88	4.44	100.89
FBP	First BanCorp	---	10.79	80,821.0	872.1	15.47	8.59	10.58	1.98	-26.15	-13.05	2.04	1.94	9.30	8.83	226.21
FCF	First Commonwealth Financial Corporation	---	13.28	70,636.6	938.1	14.70	12.14	13.01	2.08	-0.30	2.71	0.72	0.77	7.24	5.30	83.89
FHN	First Horizon National Corporation	---	39.09	123,947.4	4,845.1	43.07	35.56	38.66	1.11	6.08	1.69	4.17	2.74	19.59	16.73	300.46
FRC	First Republic Bank	---	40.51	27,018.2	1,094.5	46.02	33.45	40.61	-0.25	16.41	9.46	2.22	2.22	18.63	15.70	380.02
FMT	Fremont General Corporation	---	14.38	77,868.0	1,119.7	24.87	12.85	13.99	2.79	-28.28	-38.10	3.05	3.05	18.45	18.45	165.48
IFC	Irwin Financial Corporation	---	21.80	29,749.0	648.5	23.32	17.92	20.70	5.31	7.50	1.77	0.87	1.42	17.80	NA	219.10
JPM	JPMorgan Chase & Co.	---	47.73	3,470,581.7	165,650.9	48.57	33.74	47.11	1.32	40.05	20.26	3.32	3.21	31.89	18.14	382.76
KEY	KeyCorp	---	36.35	402,671.7	14,637.1	38.31	30.10	37.54	-3.17	15.62	10.39	2.84	2.81	19.21	15.48	235.43
MTB	M&T Bank Corporation	---	122.44	110,678.0	13,551.4	124.98	101.42	120.37	1.72	17.81	12.28	7.27	7.29	55.58	27.15	509.32
MI	Marshall & Ilsley Corporation	---	48.11	254,800.0	12,258.4	49.10	40.70	48.16	-0.10	13.55	11.78	3.12	3.09	23.51	NA	218.98
MEL	Mellon Financial Corporation	---	38.61	411,438.6	15,885.6	39.71	30.76	39.54	-2.35	22.34	12.73	2.03	2.00	10.31	4.59	97.70
NCC	National City Corporation	---	36.53	605,053.5	22,102.6	40.00	29.75	37.05	-1.40	10.70	8.82	2.89	2.70	20.84	15.04	234.02
NFB	North Fork Bancorporation, Inc.	Yes	29.22	465,747.4	13,609.1	30.64	23.05	28.85	1.28	20.49	6.80	1.89	1.87	19.46	6.54	127.49
ONB	Old National Bancorp	---	19.27	66,535.0	1,282.1	23.24	18.28	19.02	1.31	-4.41	-10.95	0.96	1.02	9.24	7.21	124.89
OFG	Oriental Financial Group Inc.	---	12.40	24,578.0	304.8	14.50	10.30	12.04	2.99	10.22	0.32	0.91	0.89	11.08	11.00	194.05
PNC	PNC Financial Services Group, Inc.	---	69.03	294,700.0	20,343.1	74.00	55.26	70.40	-1.95	22.81	11.64	4.81	4.71	29.92	15.97	321.97
RGF	R & G Financial Corporation	---	7.58	51,131.7	387.6	15.81	6.95	7.78	-2.57	-36.68	-42.58	2.81	2.87	12.57	11.48	195.36
RF	Regions Financial Corporation	---	38.65	455,067.0	17,588.3	39.15	30.62	37.72	2.47	21.05	13.14	2.71	2.78	24.27	12.72	191.15
SBP	Santander BanCorp	---	19.10	46,639.1	890.8	30.12	17.91	19.80	-3.54	-24.98	-23.96	1.26	1.25	11.93	8.00	191.57
STT	State Street Corporation	---	64.34	330,631.0	21,272.8	66.47	49.72	63.75	0.93	28.89	16.05	2.72	3.12	19.57	14.05	310.07
STL	Sterling Bancorp	---	19.67	18,712.1	368.1	23.15	17.05	19.50	0.87	2.96	-0.30	1.21	1.22	7.86	6.63	106.61
STI	SunTrust Banks, Inc.	---	78.86	364,129.2	28,715.2	81.59	66.83	77.92	1.21	16.07	8.38	5.78	5.78	47.85	27.74	497.54
SNV	Synovus Financial Corp.	---	29.89	323,435.8	9,667.5	29.94	25.74	29.62	0.91	8.93	10.66	1.77	1.77	10.43	8.39	94.38
TCB	TCF Financial Corporation	---	26.74	131,389.0	3,500.3	28.78	24.23	26.12	2.37	3.36	-1.47	1.97	1.90	7.44	6.26	108.08
BNK	TD Banknorth Inc.	---	29.82	228,092.3	6,801.7	31.40	26.00	29.35	1.60	3.04	2.65	1.60	1.91	35.93	7.42	176.66
USB	U.S. Bancorp	---	33.59	1,782,970.5	59,890.0	33.93	27.32	33.73	-0.42	20.14	12.38	2.53	2.55	10.89	5.85	119.16
UBH	U.S.B. Holding Co., Inc.	---	23.00	21,768.6	500.7	23.50	20.51	22.94	0.26	9.58	6.19	1.43	1.43	9.59	9.38	129.50
UB	UnionBanCal Corporation	---	62.15	142,533.8	8,858.5	71.75	58.46	60.27	3.12	-8.36	-9.56	5.79	5.11	32.34	28.91	356.36
VLY	Valley National Bancorp	---	25.86	116,904.1	3,023.6	27.05	20.80	25.79	0.27	21.00	12.67	1.44	1.45	8.08	6.24	106.33
WHI	W Holding Company, Inc.	---	5.92	164,485.3	973.8	9.12	5.00	5.99	-1.17	-32.34	-28.07	0.52	0.52	4.17	4.17	97.85

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

						Stock Price Performance						Per Share Data				
						52 Week Price		Last Week	Price Change			LTM (4)		Most Recent Quarter		
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	Core EPS ($)	Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
WB	Wachovia Corporation	---	55.25	1,581,000.0	87,350.3	60.04	47.28	56.16	-1.62	15.46	4.52	4.52	4.20	32.37	16.63	354.17
WBS	Webster Financial Corporation	---	47.54	52,610.5	2,498.1	49.55	43.66	47.55	-0.02	7.12	1.38	3.33	3.28	31.27	18.36	342.51
WFC	Wells Fargo & Company	---	36.20	3,361,782.2	121,696.5	36.89	29.25	36.41	-0.58	22.75	15.23	2.37	2.32	12.48	8.98	148.42
WAL	Western Alliance Bancorporation	---	33.66	26,585.8	894.9	39.10	25.30	33.47	0.57	33.84	12.69	1.36	1.36	13.82	8.36	146.41
WL	Wilmington Trust Corporation	---	45.12	68,660.5	3,098.0	45.61	34.75	44.83	0.65	26.14	15.96	2.60	2.57	15.54	9.73	154.26
AMEX Exchange Companies																
BHB	Bar Harbor Bankshares	---	29.85	3,048.8	91.0	31.70	25.85	29.70	0.51	11.05	13.45	2.15	2.08	18.19	17.15	263.00
BNV	Beverly National Corporation	---	23.95	1,893.5	45.3	27.50	21.05	25.15	-4.77	-5.34	-4.96	1.36	1.53	15.47	15.47	232.75
BRB	Brunswick Bancorp	---	13.50	2,589.7	35.0	13.63	11.55	13.23	2.04	16.88	12.97	0.75	0.75	13.61	13.61	55.65
NBY	Cadence Financial Corporation	---	20.35	10,946.7	222.8	25.49	19.57	20.28	0.35	-14.06	-14.46	1.58	1.63	15.14	11.57	143.71
CAC	Camden National Corporation	---	44.60	6,608.5	294.7	44.93	32.25	42.21	5.66	25.32	35.64	2.87	2.96	14.56	13.71	265.63
CIZ	Citizens Holding Company	---	22.50	5,018.2	112.9	24.20	21.30	22.01	2.23	2.74	-0.22	1.59	1.59	12.88	11.88	121.23
SCB	Community Bankshares, Inc.	---	16.51	4,435.9	73.2	18.25	14.90	16.63	-0.72	-1.14	-2.88	0.14	0.15	11.45	9.86	124.42
FWV	First West Virginia Bancorp, Inc.	---	19.83	1,528.4	30.3	20.25	17.40	19.73	0.51	9.56	2.48	1.54	1.51	15.48	14.31	168.62
IRW	IBT Bancorp, Inc.	---	41.60	2,942.4	122.4	46.30	36.40	41.90	-0.72	-9.07	2.59	2.86	2.69	21.25	21.25	246.45
MBR	Mercantile Bancorp, Inc.	---	21.90	5,848.2	128.1	24.00	19.18	21.70	0.92	12.31	12.31	1.58	1.61	16.08	14.81	201.29
MBP	Mid Penn Bancorp, Inc.	---	25.20	3,347.1	84.3	27.25	23.00	25.50	-1.18	3.97	3.56	1.44	1.44	11.17	11.03	136.44
MSL	MidSouth Bancorp, Inc.	---	33.08	4,998.2	165.3	34.00	26.10	31.40	5.35	18.35	22.56	1.45	1.45	10.97	8.95	156.04
NBN	Northeast Bancorp	---	19.40	2,447.1	47.5	24.50	19.08	19.09	1.62	-10.43	-19.17	1.59	1.51	15.98	15.03	230.13
PRK	Park National Corporation	---	102.74	13,828.5	1,420.7	118.77	92.13	99.99	2.75	-1.46	0.10	6.71	6.71	40.37	35.50	390.05
PGC	Peapack-Gladstone Financial Corporation	---	24.11	8,259.9	199.1	29.50	23.52	24.12	-0.04	-13.15	-13.58	1.45	1.43	12.03	11.96	160.63
PLE	Pinnacle Bancshares, Inc.	---	14.51	1,478.1	21.4	15.10	12.75	14.37	0.97	10.34	-1.96	0.94	1.08	11.74	11.54	148.06
SAL	Salisbury Bancorp, Inc.	---	38.85	1,684.2	65.4	40.20	35.50	38.95	-0.26	-1.89	2.24	2.42	2.25	24.35	17.77	245.27
SSE	Southern Connecticut Bancorp, Inc.	---	7.10	2,938.9	20.9	8.16	6.80	7.06	0.57	-9.09	0.28	-0.08	-0.07	6.83	6.83	33.30
SGB	Southwest Georgia Financial Corporation	---	22.60	3,246.1	73.4	25.70	18.00	22.70	-0.44	7.88	3.43	1.33	1.33	12.46	11.61	95.12
SBK	Sun American Bancorp	---	5.10	18,948.8	96.6	5.71	3.98	5.16	-1.16	9.92	15.91	0.14	0.14	3.28	3.00	16.92
TMP	Tompkins Trustco, Inc.	---	47.99	9,827.3	471.6	47.99	36.82	46.35	3.54	24.21	17.83	2.74	2.60	18.43	NA	217.44
UNB	Union Bankshares, Inc.	---	21.39	4,540.7	97.1	24.15	20.25	20.94	2.15	0.90	-8.18	1.41	1.39	9.24	9.24	79.93
GIW	Wilber Corporation	---	10.12	10,589.2	107.2	12.00	9.85	10.08	0.40	-13.13	-6.73	0.62	0.62	5.65	5.17	71.47
NASDAQ Listed Companies																
FCCY	1st Constitution Bancorp	---	18.35	3,443.2	63.2	20.98	16.67	17.85	2.80	1.41	-10.17	1.40	1.47	9.21	9.21	110.88
FIFG	1st Independence Financial Group, Inc.	---	17.01	1,977.7	33.6	20.00	15.67	17.18	-0.99	-10.47	-8.05	1.02	1.11	19.90	NA	176.27
SRCE	1st Source Corporation	---	31.83	22,487.7	715.8	31.91	19.15	29.83	6.70	61.80	39.22	1.69	1.60	15.67	14.78	160.51
AANB	Abigail Adams National Bancorp, Inc.	---	13.49	3,462.1	46.7	15.74	12.80	13.52	-0.22	-6.64	-3.64	0.84	0.88	8.19	NA	107.49
ANCX	Access National Corporation	---	9.15	8,447.5	77.3	15.10	8.40	9.21	-0.65	-0.06	-35.79	0.71	0.71	4.15	NA	70.06
ALAB	Alabama National BanCorporation	---	69.98	18,640.7	1,304.5	70.80	59.92	68.98	1.45	13.60	8.06	4.04	4.08	36.86	24.48	384.48
ABVA	Alliance Bankshares Corporation	---	16.99	5,533.0	94.0	17.47	13.91	17.03	-0.25	17.00	22.04	0.82	0.83	8.92	NA	120.16
ALNC	Alliance Financial Corporation	---	31.79	3,565.1	113.3	34.00	27.29	31.75	0.13	3.25	-0.93	1.96	2.07	19.55	16.91	277.88
AMFI	AMCORE Financial, Inc.	---	31.48	24,580.5	773.8	32.25	26.80	30.88	1.94	8.33	3.52	1.70	1.80	16.06	15.81	220.76
AMBK	American Bank Incorporated	---	7.52	6,024.0	45.3	9.00	7.28	7.55	-0.40	-15.41	-7.99	0.45	0.43	5.60	5.60	86.94
ACBA	American Community Bancshares, Inc.	---	11.40	6,921.6	78.9	13.83	10.97	11.30	0.88	0.00	-8.75	0.65	0.65	7.60	6.09	66.59
AMNB	American National Bankshares Inc.	---	23.50	6,162.5	144.8	24.41	21.20	23.49	0.04	8.95	1.08	1.83	1.84	14.90	10.75	131.51
AMRB	American River Bankshares	---	25.77	5,535.6	142.7	29.00	21.14	24.75	4.12	21.34	17.30	1.63	1.63	11.29	8.04	110.70
AWBC	AmericanWest Bancorporation	---	21.91	11,362.3	248.9	26.86	20.18	21.22	3.25	-5.56	-7.28	1.06	1.17	13.09	9.46	121.18
AMAB	AmericasBank Corp.	---	6.99	2,654.2	18.6	7.75	6.55	6.99	0.00	-2.24	-4.25	-0.17	-0.17	6.07	5.99	30.85
ABCB	Ameris Bancorp	---	28.23	13,021.5	367.6	29.39	17.57	28.20	0.11	53.34	42.29	1.34	1.53	11.75	7.99	136.97
ASRV	AmeriServ Financial, Inc.	---	4.25	22,145.6	94.1	5.30	4.04	4.45	-4.49	-2.97	-2.97	-0.47	-0.39	3.80	3.27	40.06

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter: Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
ATLO	Ames National Corporation	---	20.70	9,425.0	195.1	29.00	19.75	20.05	3.24	-15.92	-19.49	1.16	1.09	11.86	11.86	87.19
ANNB	Annapolis Bancorp, Inc.	---	9.40	4,083.2	38.4	10.00	8.65	9.05	3.87	2.73	4.68	0.73	0.70	5.32	5.32	79.26
APAB	Appalachian Bancshares, Inc.	---	23.25	5,159.6	120.0	24.39	16.11	23.38	-0.56	40.91	28.38	1.21	1.21	12.12	11.72	130.84
AROW	Arrow Financial Corporation	---	26.63	10,620.7	282.8	28.78	23.13	25.86	2.98	6.19	4.89	1.67	1.65	10.86	9.24	143.48
ASBC	Associated Banc-Corp	---	33.29	132,281.2	4,403.6	34.94	29.06	32.81	1.46	11.71	2.27	2.50	2.44	17.20	10.22	159.74
ATBC	Atlantic BancGroup, Inc.	---	34.94	1,247.5	43.6	41.00	24.78	31.24	11.84	31.90	20.28	1.38	1.38	12.62	12.62	184.48
AUBN	Auburn National Bancorporation, Inc.	---	28.00	3,782.9	105.9	28.49	21.08	27.00	3.70	16.38	26.47	1.77	1.76	11.67	11.67	171.88
BANF	BancFirst Corporation	---	51.00	15,716.2	801.5	51.30	39.17	48.34	5.50	22.58	29.11	2.74	2.85	20.39	17.95	215.74
BARI	Bancorp Rhode Island, Inc.	---	45.20	4,770.2	215.6	46.20	32.53	44.35	1.92	24.14	35.79	1.68	1.78	21.92	19.55	307.48
TBBK	Bancorp, Inc.	---	27.24	13,673.8	372.5	27.94	15.26	27.40	-0.58	73.28	60.24	0.73	0.74	10.20	9.91	80.12
BOFL	Bancshares of Florida, Inc.	---	20.85	8,871.4	185.0	24.50	19.29	21.05	-0.95	-4.36	-8.15	0.93	0.94	13.35	13.25	85.24
BTFG	BancTrust Financial Group, Inc.	---	26.29	11,152.0	293.2	28.25	17.01	25.92	1.43	45.65	30.80	1.46	1.32	12.12	8.05	117.63
TBHS	Bank Holdings	---	18.67	3,449.0	64.4	20.45	16.87	18.50	0.92	5.68	-0.95	0.47	0.47	9.62	7.93	121.31
BOCH	Bank of Commerce Holdings	---	11.15	8,729.7	97.3	11.90	9.14	11.05	0.90	2.27	10.40	0.75	0.75	4.70	4.68	64.75
GRAN	Bank of Granite Corporation	---	18.35	16,021.3	294.0	18.42	14.62	18.14	1.16	21.62	23.79	1.08	1.13	9.11	8.42	73.93
BMRC	Bank of Marin	---	32.25	5,458.8	176.0	35.25	30.00	32.61	-1.10	-0.46	-0.35	2.14	2.14	16.51	16.51	159.97
BOMK	Bank of McKenney	---	12.00	1,926.7	23.1	12.60	9.30	11.69	2.65	22.45	29.03	0.66	0.67	8.78	8.78	77.72
BKOR	Bank of Oak Ridge	---	13.98	1,790.0	25.0	14.98	10.10	12.86	8.75	27.09	22.63	0.64	0.64	8.68	8.68	100.00
BKSC	Bank of South Carolina Corporation	---	16.43	3,920.2	64.4	17.60	13.12	16.71	-1.68	21.64	7.81	0.94	0.94	5.73	5.73	59.70
BCAR	Bank of the Carolinas Corporation	---	16.00	3,825.2	61.2	18.98	13.88	16.75	-4.48	-2.38	-1.84	0.75	0.75	9.36	9.20	111.03
OZRK	Bank of the Ozarks, Inc.	---	31.79	16,733.0	531.9	38.71	29.49	34.51	-7.88	-4.51	-13.85	1.95	1.85	9.96	9.59	150.38
BOVA	Bank of Virginia	---	8.00	3,031.9	24.3	8.40	7.12	8.00	0.00	NA	8.11	-0.33	-0.33	5.46	5.46	35.68
BANR	Banner Corporation	---	43.36	12,269.6	532.0	43.61	26.40	41.91	3.46	61.37	38.97	1.55	1.67	19.43	16.39	283.96
BAYN	Bay National Corporation	---	19.95	1,930.9	38.5	23.00	17.90	18.70	6.68	-9.32	-5.00	1.56	1.56	9.11	9.11	119.10
BCBP	BCB Bancorp, Inc.	---	15.50	5,005.7	77.6	19.49	14.14	14.95	3.68	-0.13	-0.64	1.13	1.13	10.11	10.11	97.67
BFNB	Beach First National Bancshares, Inc.	---	25.75	3,174.5	81.7	28.42	19.37	24.00	7.29	33.07	5.10	1.50	1.39	12.86	12.86	145.48
BERK	Berkshire Bancorp Inc.	---	16.57	6,898.6	114.3	18.30	14.82	16.75	-1.07	-2.53	-2.82	0.69	0.62	15.65	12.96	135.71
BHBC	Beverly Hills Bancorp Inc.	---	8.23	21,461.5	176.6	10.88	7.86	8.29	-0.71	-19.55	-20.64	0.66	0.67	7.95	7.81	68.02
BNCN	BNC Bancorp	---	18.50	4,391.4	81.2	20.40	15.56	18.75	-1.33	8.87	-0.27	1.05	1.05	7.62	6.83	151.27
BNCC	BNCCORP, Inc.	---	11.98	3,536.6	42.4	14.55	11.25	12.00	-0.17	-7.49	-6.04	1.04	1.11	14.69	6.03	198.34
BORD	Boardwalk Bancorp, Inc.	---	15.93	3,199.8	51.0	19.23	15.38	16.00	-0.44	1.14	-7.54	0.85	0.85	11.29	11.29	136.39
BSXT	BOE Financial Services of Virginia, Inc.	---	31.65	1,201.5	38.0	37.50	30.00	31.40	0.80	5.46	-10.59	2.60	2.61	22.47	21.98	225.27
BOKF	BOK Financial Corporation	---	53.30	66,840.2	3,562.6	53.63	43.29	52.80	0.95	14.30	17.32	3.11	3.21	23.68	19.79	253.21
BPFH	Boston Private Financial Holdings, Inc.	---	27.70	36,344.6	1,006.7	35.16	24.17	27.38	1.17	2.21	-8.94	1.44	1.36	16.52	4.21	145.25
BBNK	Bridge Capital Holdings	---	22.21	6,272.3	139.3	22.89	16.50	22.08	0.61	34.75	20.03	1.09	1.09	7.06	7.06	102.26
BKBK	Britton & Koontz Capital Corporation	---	20.11	2,118.0	42.6	24.00	18.25	20.79	-3.29	-0.27	-4.67	1.55	1.58	14.93	14.54	177.96
BMTC	Bryn Mawr Bank Corporation	---	22.26	8,575.4	190.9	25.25	20.75	22.25	0.04	5.45	2.77	1.38	1.38	9.52	9.52	87.60
CFFI	C&F Financial Corporation	---	42.00	3,149.6	132.3	42.50	36.80	40.32	4.17	4.61	12.30	3.76	3.73	20.23	16.83	227.15
CAFI	Camco Financial Corporation	---	14.01	7,488.8	104.9	14.75	13.01	14.29	-1.96	0.07	-1.68	1.05	1.04	12.03	11.14	143.40
CAPE	Cape Fear Bank Corporation	---	12.25	3,586.5	43.9	13.25	9.43	12.25	0.00	28.50	18.55	0.57	0.58	7.00	7.00	110.86
CBKN	Capital Bank Corporation	---	17.26	11,552.5	199.4	18.00	14.91	17.25	0.06	7.88	12.44	1.01	1.01	13.66	7.86	118.14
CCBG	Capital City Bank Group, Inc.	---	34.00	18,530.5	630.0	39.33	29.51	31.56	7.73	-3.63	-0.85	1.70	1.71	16.81	11.01	145.49
CCOW	Capital Corp of the West	---	32.30	10,720.3	346.3	36.75	29.85	31.24	3.39	1.13	-0.46	2.07	2.03	12.40	12.27	168.67
CAPX	Capital Crossing Bank	Yes	29.14	5,125.5	149.4	36.75	20.65	29.25	-0.38	-16.46	-12.75	2.31	2.31	15.47	14.61	206.08
CAPB	CapitalSouth Bancorp	---	22.00	2,968.8	65.3	23.00	17.75	20.67	6.43	NA	20.15	1.02	0.79	13.39	12.96	151.10
CFNL	Cardinal Financial Corporation	---	10.83	24,394.4	264.2	13.68	9.29	10.51	3.04	15.71	-1.55	0.44	0.44	6.13	5.55	64.93
CSNC	Cardinal State Bank	---	12.58	2,262.7	28.5	13.99	11.55	12.24	2.79	-3.68	3.22	0.34	0.34	8.69	8.69	77.65
CLBH	Carolina Bank Holdings, Inc.	---	15.00	2,721.4	40.8	15.22	9.50	13.97	7.37	31.39	33.21	0.86	0.86	8.74	8.74	143.27
CNCP	Carolina National Corporation	---	18.97	2,577.3	48.9	20.48	16.25	18.61	1.93	NA	12.92	0.68	0.68	11.49	11.49	70.68

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter: Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
CART	Carolina Trust Bank	---	18.92	1,423.4	26.9	21.00	13.80	19.31	-2.02	26.13	15.37	1.21	1.21	10.07	9.90	78.51
CRRB	Carrollton Bancorp	---	17.95	2,813.3	50.5	18.80	14.00	17.50	2.57	28.21	19.67	0.83	0.28	11.83	11.66	121.94
CACB	Cascade Bancorp	---	36.60	22,629.9	828.3	39.61	20.75	39.10	-6.39	72.72	59.06	1.60	1.58	11.15	6.00	99.19
CASB	Cascade Financial Corporation	---	16.60	12,068.2	200.3	17.85	13.60	16.58	0.12	18.37	16.88	1.08	1.08	8.99	6.83	107.24
CASS	Cass Information Systems, Inc.	---	34.03	8,324.8	283.3	37.90	19.70	31.29	8.76	59.52	53.75	1.54	1.67	9.62	8.99	99.30
CATY	Cathay General Bancorp	---	35.94	51,512.7	1,851.4	39.95	32.70	36.29	-0.96	4.17	0.00	2.16	2.17	16.73	9.91	144.74
CCFH	CCF Holding Company	---	20.65	3,628.9	74.9	21.75	11.07	20.51	0.68	76.09	74.51	1.12	1.27	7.24	7.24	112.53
CBHI	Centennial Bank Holdings, Inc.	---	10.00	59,189.7	591.9	13.05	9.30	9.78	2.25	-10.31	-19.16	0.41	0.43	10.07	2.66	48.15
CNBC	Center Bancorp, Inc.	---	16.00	13,231.5	211.7	16.60	10.51	15.90	0.63	42.86	45.99	0.31	0.47	7.12	5.81	81.05
CLFC	Center Financial Corporation	---	24.04	16,521.8	397.2	28.99	21.53	23.96	0.33	0.25	-4.45	1.61	1.53	7.60	7.50	99.83
CSFL	CenterState Banks of Florida, Inc.	---	21.71	11,109.5	241.2	22.74	16.75	21.69	0.09	29.03	25.86	0.70	0.74	10.00	8.80	92.62
CJBK	Central Jersey Bancorp	---	8.90	8,255.0	73.5	13.33	8.00	8.70	2.30	-23.59	-27.11	0.34	0.34	7.60	3.99	61.89
CVCY	Central Valley Community Bancorp	---	14.88	6,033.8	89.8	19.25	13.95	14.81	0.44	2.62	-0.80	0.99	NA	7.94	6.27	77.86
CVBK	Central Virginia Bankshares, Inc.	---	26.80	2,405.6	64.5	30.19	25.10	26.55	0.94	-1.51	1.88	2.19	1.90	13.48	13.42	170.05
TRUE	Centrue Financial Corporation	Yes	23.39	2,232.9	52.2	27.50	22.26	23.10	1.26	-11.74	-11.50	1.68	1.68	19.38	12.15	284.20
CNBKA	Century Bancorp, Inc.	---	27.46	5,541.1	152.2	32.00	24.01	28.25	-2.80	-0.87	-6.18	0.89	0.82	19.37	18.49	291.82
CHFC	Chemical Financial Corporation	---	30.30	24,817.1	752.0	34.00	28.56	30.09	0.70	-0.10	-4.60	2.00	2.04	20.14	17.40	150.30
CZNC	Citizens & Northern Corporation	---	22.38	8,211.0	183.8	30.23	20.00	22.05	1.50	-13.30	-12.68	1.49	1.05	15.80	15.40	137.05
CBCF	Citizens Banking Corporation	---	26.80	42,887.3	1,149.4	30.22	23.25	26.65	0.56	-2.93	-3.42	1.89	2.04	15.15	13.66	182.19
CTBK	City Bank	---	50.99	10,413.0	531.0	54.34	32.17	46.24	10.27	49.57	43.35	3.35	3.33	19.14	19.14	97.70
CHCO	City Holding Company	---	40.75	17,570.5	716.0	40.95	33.22	40.28	1.17	20.24	13.35	2.92	2.92	16.17	12.80	143.54
CVBG	CIVITAS BankGroup, Inc.	---	7.76	15,890.1	123.3	8.00	6.90	7.50	3.47	-1.28	2.38	0.40	0.25	3.16	3.16	51.36
CCNE	CNB Financial Corporation	---	13.81	8,958.0	123.7	15.15	13.25	13.97	-1.15	-1.36	-2.13	1.05	1.01	7.82	6.55	86.75
CFHI	Coast Financial Holdings, Inc.	---	16.61	6,509.1	108.1	17.31	15.14	16.45	0.97	6.00	1.22	-0.11	-0.11	11.11	11.11	96.01
COBZ	CoBiz Inc.	---	23.18	22,555.7	522.8	23.96	17.00	22.19	4.46	32.46	27.15	0.95	0.95	6.44	4.59	92.94
CVLY	Codorus Valley Bancorp, Inc.	---	20.42	3,318.5	67.8	20.50	17.24	20.00	2.08	17.78	10.65	1.50	1.49	12.11	11.97	155.64
CBAN	Colony Bankcorp, Inc.	---	20.40	7,190.5	146.7	27.55	17.10	19.83	2.87	-11.07	-18.33	1.31	1.31	9.88	9.48	162.55
CBBO	Columbia Bancorp	---	25.22	9,900.7	249.7	27.45	18.43	24.13	4.52	30.86	14.22	1.42	1.40	8.43	7.68	96.26
COLB	Columbia Banking System, Inc.	---	33.12	16,024.0	530.7	37.39	24.51	32.20	2.86	30.34	18.01	2.00	2.03	14.49	12.44	158.77
CCBP	Comm Bancorp, Inc.	---	40.75	1,853.1	75.5	51.49	36.45	40.05	1.76	7.24	-2.51	3.28	3.28	28.74	28.55	298.36
CBSH	Commerce Bancshares, Inc.	---	50.11	66,314.4	3,323.3	53.63	48.08	49.95	0.32	2.42	-3.86	3.30	3.23	20.08	19.35	215.25
CMFB	CommerceFirst Bancorp, Inc.	---	13.63	1,803.6	24.6	15.00	12.25	14.00	-2.64	9.48	-0.53	0.68	0.68	9.96	9.96	55.38
CLBK	Commercial Bankshares, Inc.	---	36.32	6,058.4	220.0	39.09	33.17	35.82	1.40	5.28	2.69	1.98	1.97	13.90	13.86	174.28
CNAF	Commercial National Financial Corporation	---	19.00	3,044.8	57.9	20.93	17.50	19.05	-0.25	0.53	0.80	0.89	0.89	11.65	11.46	106.68
CWBS	Commonwealth Bankshares, Inc.	---	27.00	4,662.8	125.9	28.74	22.07	27.25	-0.92	22.58	8.39	1.67	1.65	14.66	14.61	141.21
CBON	Community Bancorp	---	33.15	7,387.1	244.9	34.31	28.87	31.75	4.41	7.70	4.87	1.74	1.78	15.46	12.27	136.70
CMBC	Community Bancorp, Inc.	Yes	42.53	6,067.8	258.1	44.50	31.50	41.41	2.70	29.94	19.80	2.22	2.19	17.01	9.51	147.78
COMB	Community Bancshares, Inc.	Yes	10.35	8,946.9	92.6	10.50	7.77	10.07	2.78	26.84	25.45	0.24	0.21	4.92	4.59	64.45
CBIN	Community Bank Shares of Indiana, Inc.	---	22.35	2,590.5	57.9	25.00	21.05	22.29	0.27	0.04	-1.97	1.43	1.26	16.44	16.44	266.39
CMTY	Community Banks, Inc.	---	27.68	23,455.5	649.2	28.48	23.64	27.39	1.06	10.85	3.80	1.75	1.75	19.86	8.91	144.39
ALBY	Community Capital Bancshares, Inc.	---	12.25	2,990.5	36.6	12.50	9.75	12.15	0.82	1.24	12.39	0.12	0.29	8.77	7.90	115.13
CPBK	Community Capital Corporation	---	20.79	3,781.5	78.6	24.49	20.20	20.75	0.21	-12.22	-5.91	1.82	1.63	14.93	12.11	178.30
CCBD	Community Central Bank Corporation	---	11.60	3,851.8	44.7	13.57	10.40	11.75	-1.28	-15.53	-8.01	0.72	0.72	9.28	8.88	130.93
CNLA	Community National Bank of the Lakeway Are	---	10.50	1,012.9	10.6	11.10	10.05	10.87	-3.40	NA	NA	-0.27	-0.24	5.39	5.39	96.07
CPBC	Community Partners Bancorp	---	10.30	6,493.2	66.9	16.50	9.95	11.16	-7.71	NA	NA	0.56	0.56	10.09	6.00	78.69
CSHB	Community Shores Bank Corporation	---	12.55	1,436.8	18.0	15.60	11.50	12.65	-0.79	-16.22	-17.11	0.82	0.82	10.52	10.52	164.91
CTBI	Community Trust Bancorp, Inc.	---	39.15	15,082.7	590.5	39.92	30.17	38.83	0.82	25.80	27.32	2.47	2.47	17.54	13.14	196.63
CVLL	Community Valley Bancorp	---	17.35	7,450.0	129.3	20.90	13.05	17.47	-0.69	21.75	21.75	1.04	1.04	6.18	6.18	71.46
CWBC	Community West Bancshares	---	15.35	5,781.7	88.7	16.00	12.25	15.40	-0.32	22.80	8.87	1.01	1.03	7.67	7.67	81.17

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

						Stock Price Performance						Per Share Data				
												LTM (4)		Most Recent Quarter		
						52 Week Price		Last Week	Price Change				Core	Book Value/	Tangible Book Value/	Assets/
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	EPS ($)	Share ($)	Share (5) ($)	Share ($)
CBSS	Compass Bancshares, Inc.	---	57.95	129,319.9	7,494.1	59.95	44.30	57.42	0.92	28.84	20.10	3.34	3.45	20.15	14.45	259.98
CTBC	Connecticut Bank & Trust Company	---	7.85	3,567.5	28.0	10.50	7.50	7.85	0.00	-19.49	-16.93	-1.11	-1.10	6.45	6.44	31.51
COOP	Cooperative Bankshares, Inc.	---	18.62	6,504.0	121.1	20.16	12.81	18.80	-0.96	44.34	37.25	0.94	0.90	8.22	8.00	127.27
CORS	Corus Bankshares, Inc.	---	21.84	55,978.6	1,222.6	33.74	20.04	21.47	1.72	-15.04	-22.37	2.92	2.81	13.62	13.54	171.03
CWLZ	Cowlitz Bancorporation	---	16.50	4,880.0	80.5	17.00	13.08	16.60	-0.60	22.22	14.58	0.78	0.83	9.73	9.34	86.84
CSNT	Crescent Banking Company	---	47.74	2,578.4	123.1	47.98	33.15	46.02	3.74	38.38	33.35	2.12	2.12	22.67	21.14	292.52
CRFN	Crescent Financial Corporation	---	13.35	5,798.2	77.4	15.44	12.13	13.35	0.00	-5.00	1.00	0.68	0.68	7.41	6.76	81.20
CVBF	CVB Financial Corp.	---	15.11	76,500.9	1,155.9	17.30	14.00	14.81	2.03	4.01	-7.00	0.94	0.95	4.42	3.86	77.77
DEAR	Dearborn Bancorp, Inc.	---	23.63	5,677.9	134.2	25.50	20.87	23.85	-0.92	9.55	0.25	1.37	1.37	15.44	14.09	134.34
DCBK	Desert Community Bank	---	18.00	5,899.5	106.2	20.88	15.53	18.00	0.00	9.29	8.79	1.27	1.24	8.69	8.69	93.12
EGBN	Eagle Bancorp, Inc.	---	18.80	9,423.2	177.2	21.19	16.46	18.98	-0.95	5.25	5.57	0.84	0.81	7.27	7.27	80.41
EPEN	East Penn Financial Corporation	---	8.49	6,304.3	53.5	9.50	8.09	8.75	-2.97	-3.52	-7.21	0.53	0.51	3.63	3.63	67.22
EWBC	East West Bancorp, Inc.	---	37.52	60,857.7	2,283.4	41.75	32.96	39.39	-4.75	12.00	2.82	2.20	2.15	15.41	11.00	164.63
EVBS	Eastern Virginia Bankshares, Inc.	---	21.93	4,928.8	108.1	23.25	19.31	21.50	2.00	9.92	2.96	1.46	1.46	13.28	11.89	165.51
ECBE	ECB Bancorp, Inc.	---	33.99	2,902.2	98.6	35.24	25.50	33.88	0.32	30.09	26.36	2.29	2.17	20.45	20.45	199.59
EBTC	Enterprise Bancorp, Inc.	---	16.00	7,685.0	123.0	21.00	13.57	15.90	0.63	12.48	2.89	1.14	1.14	9.21	8.40	127.80
EFSC	Enterprise Financial Services Corp	---	32.85	10,508.4	345.2	32.90	20.05	31.00	5.97	54.95	44.84	1.17	1.23	9.44	7.91	124.34
EPIK	Epic Bancorp	---	14.25	3,692.7	52.6	17.19	13.54	13.90	2.52	-10.77	-16.03	1.02	1.03	7.76	7.76	137.28
EUBK	EuroBancshares, Inc.	---	8.80	19,116.8	168.2	15.15	8.20	8.82	-0.23	-33.58	-37.90	0.61	0.61	7.89	7.89	128.65
EVBN	Evans Bancorp, Inc.	---	21.00	2,727.1	57.3	23.38	18.64	20.38	3.04	1.19	1.60	1.78	1.78	13.65	9.12	171.57
EXJF	Exchange National Bancshares, Inc.	---	31.00	4,169.8	129.3	31.00	27.02	29.70	4.38	12.48	5.05	2.61	2.62	23.89	13.20	278.53
FFKT	Farmers Capital Bank Corporation	---	36.98	7,379.3	272.9	36.98	28.54	34.92	5.90	21.29	20.30	2.30	2.27	20.96	16.04	226.04
FBSS	Fauquier Bankshares, Inc.	---	24.75	3,475.1	86.0	26.50	21.25	24.65	0.41	-4.22	-0.88	1.63	1.60	10.67	10.67	142.57
LION	Fidelity Southern Corporation	---	18.15	9,272.4	168.3	19.40	16.40	18.22	-0.38	3.12	1.40	1.11	1.09	9.49	9.49	160.76
FITB	Fifth Third Bancorp	---	39.01	557,894.2	21,763.5	42.50	35.86	38.64	0.96	6.79	3.42	2.65	2.63	17.13	12.86	190.39
FISI	Financial Institutions, Inc.	---	23.57	11,325.7	266.9	25.38	15.52	23.39	0.77	43.72	20.13	1.72	1.80	13.69	10.29	168.36
FBNC	First Bancorp	---	21.74	14,279.8	310.4	23.90	19.33	20.77	4.67	9.63	7.84	1.15	1.14	11.20	7.76	139.54
FBMS	First Bancshares, Inc.	---	22.25	2,379.6	52.9	32.00	13.75	22.85	-2.63	78.00	39.06	1.12	1.06	8.18	8.18	138.37
BUSE	First Busey Corporation	---	23.70	21,444.8	508.2	23.73	18.03	23.30	1.72	26.81	13.45	1.32	1.30	8.11	5.37	109.22
FBIZ	First Business Financial Services, Inc.	---	22.25	2,473.2	55.0	29.73	21.50	22.25	0.00	-19.09	-6.13	1.59	1.59	17.39	16.25	274.01
FCTR	First Charter Corporation	---	24.28	31,120.4	755.6	26.95	22.07	23.64	2.71	5.89	2.62	0.86	1.34	10.83	10.36	140.27
FCZA	First Citizens Banc Corp.	---	19.80	5,471.3	108.3	22.80	18.87	20.33	-2.61	0.00	1.54	1.21	1.19	14.27	8.83	136.74
FCNCA	First Citizens BancShares, Inc.	---	192.74	10,434.5	2,011.1	217.79	163.03	185.77	3.75	13.70	10.50	11.33	11.39	117.74	107.02	1,488.34
FCBP	First Community Bancorp	---	58.00	24,890.9	1,443.7	61.65	45.86	56.72	2.26	23.75	6.68	3.14	3.19	35.17	11.40	183.14
FCBC	First Community Bancshares, Inc.	---	35.07	11,176.5	392.0	35.27	27.64	34.50	1.65	20.85	12.55	2.51	2.19	17.71	12.26	177.12
FCCO	First Community Corporation	---	18.00	3,259.4	58.7	20.00	16.62	18.01	-0.06	-4.76	-2.70	1.11	1.13	18.48	8.49	165.14
FFBC	First Financial Bancorp.	---	16.93	39,660.3	671.4	19.36	14.09	16.32	3.74	-4.78	-3.37	0.61	0.65	7.37	6.61	87.13
FFIN	First Financial Bankshares, Inc.	---	41.00	20,727.7	849.8	41.10	33.35	40.00	2.50	21.70	16.94	2.13	2.12	13.50	10.24	131.03
THFF	First Financial Corporation	---	35.46	13,268.0	470.5	35.60	25.24	33.95	4.45	33.41	31.33	1.77	1.74	20.13	19.40	164.17
FFKY	First Financial Service Corporation	---	30.10	4,382.7	131.9	32.60	23.43	30.48	-1.26	24.47	14.33	2.21	2.21	15.53	13.62	178.53
FINB	First Indiana Corporation	---	26.25	16,694.1	438.2	29.24	23.82	25.50	2.94	-0.72	-4.56	2.01	1.48	10.43	8.41	125.06
FMFC	First M&F Corporation	---	17.90	9,020.9	161.5	21.53	16.34	17.93	-0.17	5.29	6.20	1.43	1.46	13.36	9.03	169.99
FMAR	First Mariner Bancorp	---	20.00	6,286.1	125.7	20.00	16.50	19.19	4.22	17.30	14.29	1.29	1.29	11.89	11.89	221.98
FRME	First Merchants Corporation	---	24.85	18,259.3	453.7	29.42	22.20	24.30	2.26	-1.62	-4.42	1.65	1.66	17.14	9.62	186.70
FMBI	First Midwest Bancorp, Inc.	---	38.09	49,925.0	1,901.6	39.25	32.62	37.63	1.22	5.34	8.64	2.20	2.31	13.92	7.93	174.09
FNSC	First National Bancshares, Inc.	---	16.46	3,457.0	56.9	21.75	11.79	16.50	-0.24	9.05	-12.59	0.88	0.87	7.36	7.36	120.94
FNLC	First National Lincoln Corporation	---	16.84	9,817.9	165.3	19.43	15.50	16.87	-0.18	-10.66	-4.23	1.30	1.30	10.76	NA	112.12
FLIC	First of Long Island Corporation	---	43.12	3,820.1	164.7	45.00	40.26	44.50	-3.10	1.22	2.06	3.04	3.17	23.98	23.92	256.51
FRGB	First Regional Bancorp	---	32.79	12,273.0	402.4	34.50	22.17	33.64	-2.53	34.48	45.63	2.54	2.57	10.31	10.28	164.36

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
FSGI	First Security Group, Inc.	---	11.36	17,559.0	199.5	13.01	9.10	11.83	-3.97	24.84	16.63	0.71	0.60	7.85	6.04	62.08
FSBK	First South Bancorp, Inc.	---	32.81	9,771.0	320.6	34.72	21.13	33.00	-0.58	53.60	39.34	1.63	1.63	7.44	6.98	92.01
FSNM	First State Bancorporation	---	25.19	17,584.5	443.0	27.47	20.79	25.05	0.56	20.30	5.00	1.35	1.41	12.34	7.97	148.26
FSTF	First State Financial Corporation	---	17.76	5,866.9	104.2	19.25	14.15	17.73	0.17	24.63	16.31	0.80	0.80	7.84	7.84	70.31
FUNC	First United Corporation	---	21.22	6,129.4	130.1	23.35	19.14	21.21	0.03	7.83	-0.09	2.15	2.14	15.34	13.00	213.05
FBMI	Firstbank Corporation	---	23.97	6,266.0	150.2	26.00	22.04	23.83	0.59	-1.30	3.23	1.75	1.72	15.25	11.54	171.09
FMER	FirstMerit Corporation	---	23.90	80,058.3	1,913.4	27.30	20.89	23.76	0.59	-6.27	-7.76	1.49	1.50	10.88	9.10	128.15
FLAG	FLAG Financial Corporation	Yes	25.28	17,002.0	429.8	25.76	15.75	25.31	-0.12	55.67	50.03	1.14	1.19	12.47	5.72	105.51
FNBP	FNB Corporation	---	37.69	7,339.4	276.6	39.00	26.10	36.23	4.03	37.05	22.89	2.50	2.50	22.51	15.97	208.12
FNBF	FNB Financial Services Corporation	---	15.00	7,049.0	105.7	16.85	13.04	14.90	0.67	-9.53	-8.54	0.17	0.17	9.81	9.72	145.35
FNBN	FNB United Corp.	---	18.37	11,127.9	204.4	21.25	17.35	18.22	0.82	0.38	-3.32	1.72	1.72	18.37	7.53	163.14
FPBI	FPB Bancorp, Inc.	---	16.75	1,906.2	31.9	18.69	15.19	16.50	1.52	5.00	0.50	0.31	0.31	10.84	10.84	78.68
FTBK	Frontier Financial Corporation	---	27.68	45,244.6	1,252.4	28.00	17.57	26.71	3.63	51.09	29.75	1.38	1.34	8.14	7.24	68.53
FULT	Fulton Financial Corporation	---	16.48	173,279.1	2,855.6	17.35	14.99	16.36	0.73	8.56	-1.68	1.03	1.02	8.31	4.48	84.04
GBTS	Gateway Financial Holdings, Inc.	---	14.10	10,817.5	152.5	16.58	13.62	14.15	-0.35	-10.76	-6.28	0.36	0.31	9.45	8.52	98.19
GBTB	GB&T Bancshares, Inc.	---	21.75	13,926.2	302.9	23.60	19.53	21.02	3.47	5.79	1.59	1.11	1.10	16.41	9.74	131.42
GABC	German American Bancorp, Inc.	---	13.74	11,008.8	151.3	14.90	12.58	13.97	-1.65	5.69	4.41	0.91	0.91	8.06	6.91	93.09
GBCI	Glacier Bancorp, Inc.	---	35.34	32,439.2	1,146.4	36.00	27.82	34.61	2.11	20.20	17.60	1.73	1.73	10.88	8.22	120.66
GLBZ	Glen Burnie Bancorp	---	17.06	2,474.1	42.2	18.34	14.71	17.05	0.06	-0.86	-4.78	1.12	1.11	10.42	10.42	134.01
GSBC	Great Southern Bancorp, Inc.	---	30.00	13,667.2	410.0	32.61	25.05	28.50	5.26	8.23	8.66	1.71	1.74	11.67	11.57	164.20
GBBK	Greater Bay Bancorp	---	27.85	50,916.7	1,418.0	31.08	22.72	27.95	-0.36	19.84	8.70	1.84	1.83	13.98	8.29	142.75
GFLS	Greater Community Bancorp	---	15.71	8,348.7	131.2	16.75	13.70	15.73	-0.15	8.41	8.04	1.08	1.10	8.06	6.67	105.79
GCBS	Greene County Bancshares, Inc.	---	36.19	9,788.1	354.2	37.77	25.65	35.67	1.46	37.55	32.27	1.93	1.93	18.07	14.08	170.15
GVBK	Greenville First Bancshares, Inc.	---	18.53	2,933.4	54.4	23.01	18.12	18.50	0.16	-2.75	-17.64	0.89	1.26	10.90	10.90	155.19
GFED	Guaranty Federal Bancshares, Inc.	---	28.50	2,778.0	79.2	30.59	26.44	28.07	1.53	6.15	2.15	2.20	NA	16.01	16.01	186.40
HABC	Habersham Bancorp	---	24.41	2,944.7	71.9	25.50	21.50	24.97	-2.23	7.54	6.37	1.64	1.67	17.57	16.17	158.30
HMPR	Hampton Roads Bankshares, Inc.	---	11.75	10,176.0	119.6	13.23	10.32	11.61	1.21	8.80	10.33	0.69	0.70	6.80	6.80	45.07
HBHC	Hancock Holding Company	---	55.51	32,554.6	1,807.1	57.19	33.78	53.61	3.54	59.79	46.81	1.95	1.84	15.12	12.94	189.07
HAFC	Hanmi Financial Corporation	---	20.01	48,908.6	978.7	20.46	17.04	19.98	0.15	12.23	12.04	1.22	1.22	9.23	4.83	74.11
HNBC	Harleysville National Corporation	---	21.09	29,001.8	611.6	25.17	17.86	20.62	2.28	10.39	15.94	1.28	1.17	9.58	7.95	110.94
HTLF	Heartland Financial USA, Inc.	---	27.07	16,520.8	447.2	27.88	18.95	25.49	6.20	39.25	24.75	1.37	1.41	11.59	8.78	177.74
HTBK	Heritage Commerce Corp	---	24.99	11,820.6	295.4	25.16	19.16	23.68	5.53	24.51	16.23	1.41	1.43	9.98	9.98	92.62
HFWA	Heritage Financial Corporation	---	25.89	6,561.8	169.9	29.33	22.00	26.19	-1.15	11.55	6.06	1.64	1.69	11.48	9.36	126.23
HEOP	Heritage Oaks Bancorp	---	16.65	6,356.0	105.8	23.50	15.60	17.35	-4.03	-10.00	-18.78	1.03	1.03	7.62	6.66	83.75
HOMB	Home Bancshares, Inc.	---	22.13	14,647.0	324.1	23.65	20.00	21.84	1.33	NA	NA	0.98	0.94	12.49	9.23	121.33
HOMF	Home Federal Bancorp	---	26.90	3,681.6	99.0	28.58	24.28	27.40	-1.82	10.79	7.60	1.63	1.63	18.92	18.46	234.32
HBNC	Horizon Bancorp	---	26.10	3,230.8	84.3	32.23	24.95	25.95	0.58	2.96	-0.38	2.31	2.36	17.15	14.52	355.10
HRZB	Horizon Financial Corp.	---	31.01	9,827.8	304.8	32.30	18.85	30.34	2.21	58.62	41.99	1.66	1.70	11.64	11.56	121.18
HBAN	Huntington Bancshares Incorporated	---	24.25	237,361.3	5,756.0	24.82	21.34	23.97	1.17	11.70	2.11	1.82	1.85	12.38	9.70	152.71
IBKC	IBERIABANK Corporation	---	65.00	9,664.4	628.2	65.00	49.21	63.94	1.66	26.07	27.43	2.35	2.47	27.56	17.22	308.06
INDB	Independent Bank Corp.	---	34.41	14,756.1	507.8	34.93	26.65	33.85	1.65	26.18	20.61	2.17	2.19	14.65	10.81	197.99
IBCP	Independent Bank Corporation	---	24.77	22,955.3	568.6	28.38	23.85	24.51	1.06	-4.97	-4.49	1.98	1.95	11.17	8.33	149.94
IBNK	Integra Bank Corporation	---	26.48	17,539.1	464.4	26.79	19.56	26.03	1.73	31.48	24.09	1.56	1.55	12.74	9.79	156.41
ITYC	Integrity Bancshares, Inc.	---	13.56	14,633.3	198.4	16.10	11.00	13.10	3.51	17.91	-8.07	0.55	0.54	4.92	4.92	65.48
IFCJ	Interchange Financial Services Corporation	Yes	22.80	20,406.1	465.3	22.83	15.66	22.79	0.04	40.65	32.17	0.96	0.95	9.01	5.39	81.31
IBOC	International Bancshares Corporation	---	30.65	63,001.4	1,931.0	30.81	27.22	29.95	2.34	3.76	4.39	1.99	2.12	12.46	7.28	169.06
IBCA	Intervest Bancshares Corporation	---	40.92	7,848.9	321.2	48.43	20.07	43.59	-6.13	99.22	65.33	2.86	2.84	19.04	19.04	228.35
IFIN	Investors Financial Services Corp.	---	43.64	65,984.3	2,879.6	50.98	31.28	43.59	0.11	38.67	18.49	2.34	2.31	13.17	11.96	187.46
ITLA	ITLA Capital Corporation	---	55.40	5,255.7	291.2	55.55	44.65	53.17	4.19	12.08	13.41	4.42	4.42	39.75	39.16	609.46

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

						Stock Price Performance						Per Share Data				
								Last				LTM (4)		Most Recent Quarter		
						52 Week Price		Week	Price Change				Core	Book Value/	Tangible Book Value/	Assets/
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	EPS ($)	Share ($)	Share (5) ($)	Share ($)
JAXB	Jacksonville Bancorp, Inc.	---	35.00	1,721.9	60.3	38.99	27.71	35.30	-0.85	24.91	5.58	1.42	1.42	12.15	12.15	180.04
JFBC	Jeffersonville Bancorp	---	17.94	4,404.1	79.0	24.00	17.00	17.88	0.34	-19.73	-25.13	1.16	1.13	9.47	9.47	91.72
LBAI	Lakeland Bancorp, Inc.	---	14.00	22,013.9	308.2	15.56	12.67	14.10	-0.71	-3.42	0.00	0.90	0.91	8.93	4.74	102.49
LKFN	Lakeland Financial Corporation	---	24.94	12,011.0	299.6	25.00	19.01	24.69	1.01	27.37	23.53	1.56	1.52	10.50	10.02	148.81
LARK	Landmark Bancorp, Inc.	---	27.34	2,229.3	60.9	28.90	21.45	28.00	-2.35	29.03	9.59	2.31	2.21	20.49	12.79	266.21
FLPB	Leesport Financial Corp.	---	24.00	5,326.8	127.8	25.24	20.00	22.94	4.62	13.11	5.00	1.68	1.64	17.91	9.72	186.48
LBBB	Liberty Bell Bank	---	7.25	2,690.5	19.5	11.46	6.20	7.80	-7.05	6.46	-7.64	-0.52	-0.49	4.85	4.85	39.55
LNBB	LNB Bancorp, Inc.	---	16.58	6,453.7	107.0	19.73	15.88	16.75	-1.01	-1.54	-7.63	1.08	1.08	10.36	9.90	127.64
LXBK	LSB Bancshares, Inc.	---	17.65	8,507.4	150.2	19.00	16.20	16.87	4.62	-3.97	-0.21	0.96	0.96	10.71	10.65	115.97
MCBC	Macatawa Bank Corporation	---	23.45	16,221.7	380.4	25.07	20.48	23.13	1.38	13.40	1.52	1.37	1.37	9.56	7.98	125.80
MFNC	Mackinac Financial Corporation	---	11.09	3,428.7	38.0	11.65	9.00	11.00	0.82	9.58	21.87	-0.25	-0.10	7.93	7.85	102.88
MSFG	MainSource Financial Group, Inc.	---	17.65	17,956.6	316.9	19.50	15.95	17.20	2.62	-0.06	-1.12	1.30	1.45	13.36	6.55	132.31
MBFI	MB Financial, Inc.	---	37.79	28,131.7	1,063.1	39.00	33.00	37.34	1.21	-0.63	6.75	2.26	2.33	18.17	13.43	209.94
MBTF	MBT Financial Corp.	---	15.10	16,871.7	254.8	19.10	14.44	14.83	1.82	-13.07	-6.79	0.51	0.70	8.23	8.22	94.79
MBWM	Mercantile Bank Corporation	---	39.36	8,018.7	315.6	41.55	35.30	40.49	-2.79	7.68	7.35	2.44	2.38	20.89	20.89	252.63
MRBK	Mercantile Bankshares Corporation	Yes	44.70	123,523.1	5,521.5	45.48	34.29	44.94	-0.53	26.49	18.80	2.33	2.34	18.34	12.51	137.67
MBVT	Merchants Bancshares, Inc.	---	23.50	5,951.3	139.9	26.61	23.35	23.50	0.00	-2.12	-2.26	1.78	1.79	10.21	10.14	178.71
MERB	Merrill Merchants Bancshares, Inc.	---	23.47	3,548.6	83.3	27.50	22.35	24.00	-2.21	-0.31	-1.72	1.68	1.67	10.09	9.97	123.01
MCBI	MetroCorp Bancshares, Inc.	---	22.95	10,918.2	250.6	23.59	15.67	22.42	2.36	39.66	15.75	1.13	1.13	8.90	6.81	108.77
MBRG	Middleburg Financial Corporation	---	34.75	3,809.1	132.4	36.53	29.31	34.75	0.00	3.27	13.01	2.09	2.10	14.36	12.85	202.51
MDST	Mid-State Bancshares	---	31.84	22,120.8	704.3	31.88	25.60	29.00	9.79	17.02	19.03	1.59	1.59	12.08	9.84	105.26
MBHI	Midwest Banc Holdings, Inc.	---	24.79	21,945.9	544.0	26.65	20.89	24.71	0.32	13.20	11.42	1.27	0.97	9.71	9.67	107.60
OSKY	MidWestOne Financial Group, Inc.	---	19.30	3,689.6	71.2	19.92	17.50	19.05	1.31	7.22	8.61	1.69	1.70	16.22	12.25	189.96
MBVA	Millennium Bankshares Corporation	---	8.83	8,908.2	78.7	9.85	7.14	8.91	-0.90	17.26	2.08	0.24	0.24	5.30	5.30	54.47
MCBF	Monarch Community Bancorp, Inc.	---	11.16	2,662.3	29.7	13.00	10.50	11.25	-0.80	-10.65	-1.24	0.53	0.53	15.18	11.11	107.93
MNRK	Monarch Financial Holdings, Inc.	---	17.60	3,940.7	69.4	20.12	10.77	17.93	-1.82	59.21	38.80	0.72	0.72	7.98	7.98	96.07
MROE	Monroe Bancorp	---	16.75	6,639.8	111.2	16.76	13.50	16.75	0.00	11.67	4.69	1.12	1.12	7.86	7.86	114.49
NARA	Nara Bancorp, Inc.	---	18.82	25,751.7	484.6	19.87	15.55	18.69	0.70	18.36	5.85	1.22	1.22	6.31	6.09	77.16
NKSH	National Bankshares, Inc.	---	23.36	6,986.0	163.2	25.36	21.66	23.02	1.48	0.95	-0.60	1.80	NA	14.00	11.67	120.97
MBLAE	National Mercantile Bancorp	---	12.57	5,543.9	69.7	16.69	11.03	12.50	0.56	1.31	-19.38	0.75	0.75	6.86	6.05	88.46
NPBC	National Penn Bancshares, Inc.	---	20.98	48,119.3	1,009.5	22.50	17.52	20.68	1.45	13.26	13.44	1.32	1.31	10.78	4.88	108.59
NBTF	NB&T Financial Group, Inc.	---	20.95	3,234.0	67.8	22.50	19.10	20.95	0.00	-5.84	0.72	0.68	0.69	17.59	15.68	195.79
NBTB	NBT Bancorp Inc.	---	24.25	33,883.1	821.7	24.57	21.02	23.85	1.68	8.89	12.32	1.62	1.66	11.15	7.72	147.51
NCBC	New Century Bancorp, Inc.	---	19.32	4,258.0	82.3	26.00	18.90	19.41	-0.46	-32.21	-21.94	0.91	0.91	8.28	8.28	104.43
NXTY	Nexity Financial Corporation	---	11.51	8,499.1	97.8	14.24	10.76	11.25	2.31	-13.85	-14.10	0.58	0.56	6.99	6.88	98.12
NBAN	North Bay Bancorp	---	28.00	4,126.1	115.5	31.75	24.76	27.72	1.01	0.72	7.81	1.64	1.64	12.71	12.54	154.10
NOVB	North Valley Bancorp	---	18.21	7,258.2	132.2	18.98	15.75	17.83	2.13	13.81	2.19	1.20	1.20	9.44	7.04	122.79
NREB	Northern Empire Bancshares	Yes	29.91	10,934.8	327.1	29.99	21.57	28.79	3.89	34.27	32.74	1.60	1.60	10.68	10.68	121.49
NSFC	Northern States Financial Corporation	---	18.75	4,283.1	80.3	25.42	16.75	19.31	-2.90	-18.66	-1.52	0.45	0.44	16.51	13.80	161.64
NTRS	Northern Trust Corporation	---	60.54	217,914.1	13,192.5	60.56	49.12	59.95	0.98	21.20	16.83	2.84	2.99	17.48	15.01	244.80
NRIM	Northrim BanCorp, Inc.	---	26.32	6,101.9	160.6	27.86	21.29	26.44	-0.45	13.22	17.85	1.89	1.89	14.49	13.31	144.14
NWFI	Northway Financial, Inc.	---	32.80	1,493.2	49.0	39.00	31.50	32.80	0.00	1.74	-5.09	1.85	2.67	33.71	24.67	428.76
NWFL	Norwood Financial Corp.	---	31.20	2,799.9	87.4	33.75	29.05	31.11	0.29	5.00	1.58	2.02	2.04	17.57	17.48	162.58
OAKF	Oak Hill Financial, Inc.	---	26.23	5,366.0	140.7	33.59	24.23	24.70	6.19	-11.05	-21.04	2.37	2.36	17.55	15.45	233.99
OLCB	Ohio Legacy Corp	---	9.01	2,214.6	20.0	10.75	8.54	9.01	0.00	-6.39	-4.15	0.11	0.11	8.16	8.00	101.01
OVBC	Ohio Valley Banc Corp.	---	25.50	4,216.1	107.5	26.00	24.84	25.15	1.39	1.43	0.79	1.73	1.73	14.51	14.21	183.19
OLBK	Old Line Bancshares, Inc.	---	11.01	4,250.1	46.8	12.00	9.87	11.35	-3.00	5.15	5.46	0.42	0.42	8.01	8.01	46.24
OPOF	Old Point Financial Corporation	---	28.70	3,992.2	114.6	30.50	27.01	28.70	0.00	-3.37	-2.71	1.69	1.69	18.42	18.42	206.18
OSBC	Old Second Bancorp, Inc.	---	31.17	13,412.6	418.1	33.64	28.54	30.33	2.77	8.19	1.96	2.00	1.98	11.58	11.41	180.70

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

						Stock Price Performance						Per Share Data				
						52 Week Price		Last Week	Price Change			LTM (4)		Most Recent Quarter		
Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	Core EPS ($)	Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
OMEF	Omega Financial Corporation	---	31.30	12,548.8	392.8	34.21	25.42	31.00	0.97	15.12	12.31	1.70	1.65	25.41	11.89	152.09
OFSI	Omni Financial Services, Inc.	---	10.82	7,476.4	80.9	11.42	9.57	11.15	-2.96	NA	NA	NA	NA	4.80	4.03	78.29
OPHC	OptimumBank Holdings, Inc.	---	10.70	2,815.9	30.1	14.99	9.05	11.00	-2.73	7.00	9.88	0.62	0.60	6.94	6.94	77.54
PABK	PAB Bankshares, Inc.	---	21.49	9,498.0	204.1	22.25	15.60	21.00	2.33	33.07	17.75	1.41	1.44	9.36	8.73	111.58
PCBC	Pacific Capital Bancorp	---	27.02	46,790.0	1,264.3	38.47	26.15	26.81	0.78	-18.20	-24.12	2.22	2.23	12.78	9.60	153.52
PCBK	Pacific Continental Corporation	---	18.15	10,540.9	191.3	18.49	15.10	18.20	-0.27	13.44	14.22	1.14	1.14	8.46	6.17	78.95
PMBC	Pacific Mercantile Bancorp	---	16.44	10,290.0	169.2	20.00	14.55	16.30	0.86	-11.61	-5.35	0.62	0.65	7.86	7.86	98.21
PSBC	Pacific State Bancorp	---	18.56	3,589.5	66.6	19.42	16.26	18.55	0.05	-3.57	0.32	1.24	1.27	6.85	6.60	91.38
PKBK	Parke Bancorp, Inc.	---	17.76	2,828.6	50.2	24.98	15.00	17.34	2.42	18.40	5.50	1.24	1.24	10.34	10.34	118.72
PNBK	Patriot National Bancorp, Inc.	---	25.74	3,230.6	83.2	30.50	19.11	24.70	4.21	33.37	24.05	0.54	0.54	9.82	9.54	172.98
PWOD	Penns Woods Bancorp, Inc.	---	36.20	3,931.8	142.3	40.00	36.03	37.30	-2.95	-1.55	-6.87	2.61	2.30	18.22	17.45	146.56
COBH	Pennsylvania Commerce Bancorp, Inc.	---	26.02	6,112.3	159.0	35.80	25.58	26.35	-1.25	-21.77	-18.30	1.23	1.26	15.15	15.15	291.70
PEBO	Peoples Bancorp Inc.	---	31.00	10,600.4	328.6	31.73	25.40	30.15	2.82	15.67	8.66	2.11	2.09	17.60	11.03	177.24
PEBK	Peoples Bancorp of North Carolina, Inc.	---	28.83	3,813.8	110.0	29.21	17.70	27.70	4.08	58.57	40.95	2.29	2.45	15.96	15.96	208.46
PBTC	Peoples BancTrust Company, Inc.	---	18.27	5,890.0	107.6	24.83	16.29	19.78	-7.63	10.73	-6.16	1.39	1.39	14.20	13.10	147.46
PFBX	Peoples Financial Corporation	---	27.25	5,548.2	151.2	27.25	16.57	25.95	5.01	55.71	61.72	1.06	1.06	16.26	16.26	158.34
PNFP	Pinnacle Financial Partners, Inc.	---	35.54	15,370.9	546.3	37.41	21.75	34.04	4.41	62.21	42.27	0.96	1.02	15.53	7.19	129.14
PLSB	Placer Sierra Bancshares	---	23.96	22,359.8	535.7	30.41	19.77	23.69	1.14	-6.77	-13.53	1.61	1.65	17.51	6.76	120.58
PLBC	Plumas Bancorp	---	16.75	5,004.2	83.8	25.00	15.50	16.75	0.00	-30.93	-20.24	0.98	0.98	6.55	6.25	93.78
BPOP	Popular, Inc.	---	18.05	278,553.2	5,027.9	23.15	16.97	19.65	-8.14	-14.58	-14.66	1.51	1.52	12.38	NA	167.91
PBIB	Porter Bancorp, Inc.	---	22.29	6,371.7	142.0	24.50	22.05	22.55	-1.15	NA	NA	NA	NA	11.86	9.95	159.10
PFBC	Preferred Bank	---	59.68	6,819.9	407.0	62.30	39.85	58.75	1.58	49.35	34.11	2.86	2.86	19.60	19.60	178.26
PREM	Premier Community Bankshares, Inc.	---	20.92	5,680.0	118.8	24.00	18.58	21.00	-0.40	4.58	-9.06	1.42	1.44	12.41	NA	154.85
PFBI	Premier Financial Bancorp, Inc.	---	14.88	5,233.7	77.9	16.50	12.75	14.39	3.41	16.16	-6.88	1.19	1.23	10.83	7.81	102.41
PRWT	PremierWest Bancorp	---	16.96	16,203.3	274.8	18.06	12.65	16.00	6.00	29.14	27.20	0.84	0.82	6.53	5.23	61.27
PNBC	Princeton National Bancorp, Inc.	---	32.95	3,376.9	111.3	35.45	32.02	33.00	-0.15	-1.49	-0.90	2.20	2.16	18.87	10.27	279.00
PVTB	PrivateBancorp, Inc.	---	43.77	20,842.1	912.3	47.51	32.38	45.20	-3.16	24.59	23.05	1.74	1.76	12.87	9.59	186.02
PRSP	Prosperity Bancshares, Inc.	---	35.31	32,764.2	1,156.9	36.16	27.97	34.47	2.44	19.49	22.86	1.84	1.84	19.39	5.69	138.31
PBKS	Provident Bankshares Corporation	---	38.52	32,789.3	1,263.0	38.64	32.16	38.31	0.55	15.29	14.07	2.26	2.23	19.03	10.96	195.43
PCBS	Provident Community Bancshares, Inc.	---	18.85	1,866.7	35.2	19.00	16.48	18.60	1.34	4.72	9.47	1.40	1.42	12.95	11.20	203.34
PSBI	PSB Bancorp, Inc.	Yes	15.86	5,142.5	81.6	16.41	10.00	15.87	-0.06	17.48	37.91	-1.25	0.02	9.11	NA	109.38
QCRH	QCR Holdings, Inc.	---	17.30	4,548.3	78.7	20.48	16.21	17.81	-2.89	-14.59	-12.21	0.92	1.00	12.35	11.64	254.41
RNST	Renasant Corporation	---	31.79	15,517.4	493.3	31.79	19.34	29.48	7.84	56.34	50.76	1.66	1.64	15.53	9.15	161.29
RBNC	Republic Bancorp Inc.	Yes	13.61	74,451.0	1,013.3	13.71	10.34	13.56	0.37	14.81	14.37	0.90	0.89	5.47	5.42	85.28
RBCAA	Republic Bancorp, Inc.	---	20.90	19,519.0	407.9	22.15	18.14	21.37	-2.20	6.84	2.31	1.47	1.37	11.56	11.56	143.54
FRBK	Republic First Bancorp, Inc.	---	13.50	9,492.1	128.1	14.24	10.09	13.30	1.50	22.55	12.93	1.03	1.03	7.31	7.31	90.79
RCBK	River City Bank	---	10.90	1,800.2	19.6	13.55	10.02	10.80	0.93	2.83	2.83	-0.10	-0.10	8.65	8.65	41.60
RBPAA	Royal Bancshares of Pennsylvania, Inc.	---	27.78	12,501.7	347.3	27.78	21.82	26.90	3.27	21.56	19.95	2.36	1.68	12.18	12.18	106.19
RBNF	Rurban Financial Corp.	---	11.26	5,027.4	56.6	13.00	10.82	11.22	0.36	-10.63	-4.41	0.27	0.38	10.75	8.28	109.85
STBA	S&T Bancorp, Inc.	---	32.81	25,690.9	842.9	39.24	29.67	32.22	1.83	-8.71	-10.89	2.06	1.92	13.14	11.09	128.52
SYBT	S.Y. Bancorp, Inc.	---	29.52	14,416.6	425.6	30.45	21.18	28.72	2.79	35.83	23.88	1.52	1.52	9.00	8.95	92.92
SASR	Sandy Spring Bancorp, Inc.	---	37.37	14,785.8	552.5	38.55	32.45	37.00	1.00	11.79	7.14	2.28	2.17	15.33	13.78	174.87
SAVB	Savannah Bancorp, Inc.	---	33.66	4,607.4	155.1	38.21	33.22	33.65	0.02	-6.35	-5.14	2.15	2.18	13.24	13.24	167.55
SCBT	SCBT Financial Corporation	---	40.80	8,685.8	354.4	41.01	31.05	39.44	3.45	27.50	22.08	2.14	2.18	17.79	13.64	238.46
SBCF	Seacoast Banking Corporation of Florida	---	29.72	18,958.5	563.4	31.96	21.02	28.75	3.37	35.71	29.50	1.34	1.37	10.70	7.68	127.39
SBKC	Security Bank Corporation	---	24.35	17,519.1	426.6	26.00	21.07	23.49	3.66	5.87	4.55	1.37	1.37	14.71	8.66	112.68
SHBI	Shore Bancshares, Inc.	---	29.70	8,368.0	248.5	30.00	19.83	28.90	2.77	38.14	40.45	1.63	1.63	12.69	11.06	106.03
SHBK	Shore Financial Corporation	---	15.41	2,492.2	38.4	17.56	13.52	15.60	-1.22	7.20	8.78	1.14	1.14	9.87	9.70	106.13
BSRR	Sierra Bancorp	---	34.80	9,756.3	339.5	34.85	21.95	32.13	8.31	53.37	52.70	1.82	1.90	8.55	7.99	117.65

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
SBNY	Signature Bank	---	31.68	29,463.1	933.4	37.60	24.79	31.57	0.35	24.87	12.86	1.02	NA	12.07	12.07	159.60
SFNC	Simmons First National Corporation	---	31.07	14,199.1	441.2	31.07	25.00	30.00	3.57	11.24	12.17	1.89	1.89	17.41	12.82	182.98
SKYF	Sky Financial Group, Inc.	---	24.99	108,782.4	2,718.5	29.87	23.09	25.16	-0.68	-7.58	-10.17	1.82	1.87	14.47	9.10	144.79
SFBC	Slade's Ferry Bancorp.	---	18.31	4,164.0	76.2	21.90	15.78	18.50	-1.03	-0.81	-7.06	0.87	0.92	11.97	11.45	145.32
SMTB	Smithtown Bancorp, Inc.	---	29.81	8,885.6	264.9	30.02	17.34	27.90	6.85	66.85	50.10	1.43	1.43	6.87	6.55	109.88
SOMH	Somerset Hills Bancorp	---	13.05	3,621.9	47.3	14.62	10.62	12.31	5.99	22.89	8.06	0.60	0.60	7.48	7.15	71.23
TSFG	South Financial Group, Inc.	---	26.25	75,033.9	1,969.6	30.28	24.60	25.91	1.31	1.04	-4.68	0.82	1.26	19.79	10.60	187.63
SOCB	Southcoast Financial Corporation	---	21.36	5,466.5	116.8	23.95	19.26	21.01	1.69	2.15	-2.51	1.06	0.71	13.88	13.88	94.14
SCMF	Southern Community Financial Corp.	---	9.96	17,615.4	175.4	10.37	8.61	9.79	1.74	10.06	10.67	0.23	0.39	7.61	4.68	76.79
SMBC	Southern Missouri Bancorp, Inc.	---	15.07	2,236.3	33.7	15.73	11.80	15.20	-0.86	11.63	2.52	1.24	1.24	11.92	10.86	157.47
SBSI	Southside Bancshares, Inc.	---	26.50	12,265.1	325.0	27.45	16.94	26.30	0.76	49.60	37.75	1.11	1.08	8.57	8.56	152.83
OKSB	Southwest Bancorp, Inc.	---	27.00	14,173.3	382.7	27.02	18.36	26.25	2.86	20.81	35.00	1.61	1.63	12.89	12.88	154.37
SJOE	St. Joseph Capital Corporation	---	27.75	1,789.0	49.6	32.60	27.50	28.02	-0.96	-13.82	-10.48	1.45	1.45	16.54	16.54	275.84
STBC	State Bancorp, Inc.	---	18.60	11,150.0	207.4	20.90	13.02	19.06	-2.41	7.70	11.11	-3.33	0.93	5.36	5.13	146.23
SNBI	State National Bancshares, Inc.	Yes	38.01	12,014.1	456.7	38.50	23.76	38.04	-0.08	57.07	42.36	1.58	1.64	18.19	8.56	136.04
SBIB	Sterling Bancshares, Inc.	---	20.67	45,410.7	938.6	20.90	13.85	20.37	1.47	43.14	33.87	0.91	0.91	7.58	5.63	83.52
STNJ	Sterling Bank	---	11.21	4,776.1	53.5	16.71	10.01	11.01	1.80	11.99	-5.84	0.32	0.32	7.19	7.19	71.58
STSA	Sterling Financial Corporation	---	34.57	35,092.8	1,213.2	34.70	22.00	33.05	4.60	52.56	38.39	1.76	1.73	14.65	10.97	229.24
SLFI	Sterling Financial Corporation	---	23.35	28,854.3	673.7	23.35	18.60	22.80	2.41	17.63	17.93	1.39	1.36	10.48	7.13	107.26
SUBK	Suffolk Bancorp	---	34.09	10,236.3	349.0	37.00	27.66	32.99	3.33	20.80	0.95	2.21	2.21	10.55	10.47	137.96
SUFB	SuffolkFirst Bank	---	11.50	2,063.9	23.7	15.00	10.50	11.25	2.22	4.55	4.55	0.36	0.36	7.39	7.39	54.32
SBIT	Summit Bancshares, Inc.	Yes	28.29	12,601.0	356.5	28.94	17.16	28.20	0.32	58.40	57.34	1.03	1.03	7.04	6.17	93.37
SBGA	Summit Bank Corporation	Yes	23.21	7,132.1	165.5	23.68	14.10	23.44	-0.98	58.43	49.74	1.09	1.09	8.09	6.58	92.03
SMMF	Summit Financial Group, Inc.	---	18.05	7,135.1	128.8	28.00	17.95	18.40	-1.90	-23.19	-21.45	1.57	1.71	10.73	10.27	165.29
SSBI	Summit State Bank	---	13.10	3,362.0	44.0	16.40	12.50	13.00	0.77	NA	NA	0.93	0.93	8.23	6.98	89.06
SNBC	Sun Bancorp, Inc.	---	19.44	20,457.1	397.7	20.23	15.96	18.94	2.64	1.30	3.35	0.84	0.84	16.42	8.69	159.61
SUSQ	Susquehanna Bancshares, Inc.	---	25.42	51,799.0	1,316.7	25.77	22.01	24.81	2.46	7.67	7.35	1.73	1.66	17.47	10.66	159.37
SBBX	Sussex Bancorp	---	15.45	3,160.7	48.8	16.99	13.45	15.25	1.31	14.65	2.45	0.76	0.75	10.80	9.83	106.92
SIVB	SVB Financial Group	---	47.04	34,858.1	1,639.7	54.78	43.70	45.58	3.20	-1.67	0.43	2.21	2.06	16.30	15.81	157.01
TAYC	Taylor Capital Group, Inc.	---	30.69	11,089.7	340.3	43.18	28.61	29.81	2.95	-20.80	-24.03	2.71	2.71	20.40	18.30	304.46
TFIN	Team Financial, Inc.	---	15.50	3,591.1	55.7	16.00	13.34	15.04	3.06	5.08	8.01	0.98	1.03	12.71	9.01	199.49
TMCV	Temecula Valley Bancorp, Inc.	---	22.98	9,140.8	210.1	25.00	19.66	23.00	-0.09	-5.04	0.92	1.62	1.62	7.43	7.43	112.48
TNCC	Tennessee Commerce Bancorp, Inc.	---	24.25	3,240.7	78.6	35.00	15.91	23.19	4.57	NA	-3.00	1.02	1.02	8.59	8.59	155.65
TCBI	Texas Capital Bancshares, Inc.	---	19.12	25,856.6	494.4	24.92	18.08	18.87	1.32	-3.97	-14.57	1.06	1.06	9.20	8.18	139.77
TRBS	Texas Regional Bancshares, Inc.	Yes	38.64	54,841.0	2,119.1	38.68	24.57	38.54	0.26	50.30	50.19	1.41	1.41	12.49	8.57	126.77
TXUI	Texas United Bancshares, Inc.	Yes	33.72	10,641.2	358.8	33.75	17.37	33.18	1.63	73.99	85.68	1.44	1.48	15.84	6.58	170.13
TIBB	TIB Financial Corp.	---	34.15	5,841.4	199.5	34.31	28.88	32.48	5.14	16.55	6.75	2.19	1.46	13.79	13.61	210.93
TDBK	Tidelands Bancshares, Inc.	---	15.10	3,065.0	46.3	20.00	9.75	15.00	0.67	NA	51.30	0.39	0.39	7.80	7.80	98.44
TOFC	Tower Financial Corporation	---	17.96	4,025.6	72.3	19.94	14.80	18.49	-2.87	20.94	4.42	0.93	0.96	12.39	12.39	159.79
TCBK	TriCo Bancshares	---	26.52	15,855.1	420.5	28.38	21.00	25.64	3.43	23.41	13.38	1.58	1.58	9.96	8.75	117.97
TRMK	Trustmark Corporation	---	32.60	55,262.2	1,801.5	32.84	24.16	32.05	1.72	30.92	18.67	2.03	1.95	13.78	10.81	149.06
UCBH	UCBH Holdings, Inc.	---	17.11	94,479.2	1,616.5	19.60	15.55	17.44	-1.89	-1.38	-4.31	1.03	1.00	6.77	5.50	87.74
UMBF	UMB Financial Corporation	---	37.10	42,684.8	1,583.6	37.30	31.41	37.12	-0.05	16.05	16.10	1.39	1.31	19.28	17.71	178.80
UMPQ	Umpqua Holdings Corporation	---	29.42	57,651.5	1,696.1	29.90	22.94	29.00	1.45	26.16	3.12	1.65	1.67	19.31	7.46	124.56
UBSH	Union Bankshares Corporation	---	30.31	13,255.9	401.8	33.43	25.51	30.29	0.08	16.34	5.49	1.93	1.98	14.09	9.32	156.72
UBCD	UnionBancorp, Inc.	---	19.15	3,742.8	71.7	22.00	17.44	18.80	1.86	-5.43	-10.09	1.18	NA	17.31	15.33	175.37
UBCP	United Bancorp, Inc.	---	10.58	4,567.3	48.3	13.18	10.11	10.77	-1.80	-2.20	-12.92	0.62	0.68	7.33	7.33	101.05
UBOH	United Bancshares, Inc.	---	16.15	3,601.2	58.2	17.30	14.80	15.91	1.51	6.46	-0.31	1.33	1.35	11.82	9.54	150.09
UBSI	United Bankshares, Inc.	---	38.15	41,512.1	1,583.7	38.55	32.54	37.77	1.01	12.90	8.26	2.37	2.42	15.30	11.18	161.86

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part One
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs(1)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
UCBI	United Community Banks, Inc.	---	32.00	40,178.5	1,285.7	33.10	26.01	30.23	5.86	17.26	20.03	1.54	1.55	12.34	9.50	157.48
UBMT	United Financial Corp.	---	20.35	3,074.3	62.6	23.92	19.31	20.50	-0.73	3.62	-1.93	1.37	1.37	10.52	10.06	134.15
UBFO	United Security Bancshares	---	24.36	11,309.7	275.5	25.11	14.50	23.40	4.10	65.15	59.74	1.18	NA	5.71	5.44	59.91
USBI	United Security Bancshares, Inc.	---	27.59	6,364.2	175.6	32.48	24.50	27.59	0.00	8.11	2.91	2.17	2.17	13.84	13.20	100.07
UNTY	Unity Bancorp, Inc.	---	15.90	6,579.0	104.6	17.86	11.86	15.72	1.13	32.50	19.25	0.98	0.98	6.60	6.36	101.92
UNIB	University Bancorp, Inc.	---	2.15	4,248.4	9.1	3.63	1.53	2.20	-2.27	8.04	18.52	0.40	0.18	1.19	1.17	15.97
UVSP	Univest Corporation of Pennsylvania	---	30.06	12,941.4	389.0	30.11	24.00	29.74	1.08	17.01	23.86	1.95	1.94	13.76	10.46	143.01
VYFC	Valley Financial Corporation	---	13.20	4,108.5	54.2	15.20	11.50	13.00	1.54	8.64	2.72	0.89	0.89	7.99	7.99	135.66
VBFC	Village Bank and Trust Financial Corp.	---	14.10	2,562.1	36.1	14.85	12.00	13.90	1.44	10.50	9.73	0.60	0.60	9.74	9.47	92.95
VNBC	Vineyard National Bancorp	---	24.99	10,589.2	264.6	32.14	23.20	23.74	5.27	-12.74	-18.97	1.90	1.87	11.75	11.72	182.68
VCBI	Virginia Commerce Bancorp, Inc.	---	21.78	21,501.0	468.3	26.40	17.49	21.91	-0.59	21.09	12.31	1.01	1.01	5.82	5.82	80.43
VFGI	Virginia Financial Group, Inc.	---	26.75	10,771.8	288.1	29.67	22.13	27.59	-3.04	15.27	11.37	1.78	1.79	13.21	11.53	148.04
WBNK	Waccamaw Bankshares, Inc.	---	17.50	4,593.4	80.4	19.55	14.95	17.20	1.74	-7.89	-1.41	0.72	0.72	5.32	4.52	78.69
WAIN	Wainwright Bank & Trust Company	---	11.11	7,311.0	81.2	11.93	9.48	11.11	0.00	11.10	15.84	0.83	NA	8.24	8.08	105.91
WBCO	Washington Banking Company	---	18.02	9,279.7	167.2	18.50	13.35	17.43	3.38	25.63	23.49	1.07	1.07	6.70	6.70	82.85
WASH	Washington Trust Bancorp, Inc.	---	26.66	13,429.4	358.0	29.98	24.01	26.94	-1.04	-1.66	1.83	1.77	1.74	12.01	8.02	181.11
WSBC	WesBanco, Inc.	---	30.23	21,783.4	658.5	32.92	27.01	29.53	2.37	8.43	-0.59	1.69	1.86	19.13	12.41	187.76
WTBA	West Bancorporation, Inc.	---	18.20	17,536.9	319.2	19.98	15.24	17.96	1.34	4.37	2.19	1.13	1.13	6.09	4.57	76.92
WCBO	West Coast Bancorp	---	33.03	15,470.0	511.0	33.25	24.06	32.08	2.96	33.29	24.88	1.75	1.78	11.91	10.92	148.38
WABC	Westamerica Bancorporation	---	51.42	31,201.0	1,604.4	55.48	45.44	50.88	1.06	4.22	-3.11	3.30	3.25	13.52	8.84	157.30
WBKC	Westbank Corporation	Yes	23.17	4,822.7	111.7	23.44	13.55	23.00	0.74	65.50	60.79	0.82	0.82	9.61	7.41	170.49
WGNB	WGNB Corp.	—	41.50	3,334.0	138.4	42.25	32.80	40.40	2.73	22.06	15.28	2.34	2.34	15.32	15.32	167.81
WTNY	Whitney Holding Corporation	---	35.48	65,753.6	2,332.9	37.26	24.36	35.49	-0.03	38.97	28.74	1.86	1.90	16.31	11.43	158.53
WIBC	Wilshire Bancorp, Inc.	---	19.65	29,120.4	572.2	19.97	14.88	19.24	2.13	29.79	14.31	1.08	1.08	4.56	4.26	63.65
WTFC	Wintrust Financial Corporation	---	49.05	25,619.2	1,256.6	59.64	46.14	48.35	1.45	-1.41	-10.66	3.00	3.00	28.17	16.74	358.03
YAVY	Yadkin Valley Financial Corporation	---	15.50	10,648.3	165.0	16.22	13.00	15.63	-0.83	12.73	6.53	1.13	1.13	11.19	7.66	101.44
YANB	Yardville National Bancorp	---	38.62	11,003.7	425.0	39.19	33.63	37.22	3.76	10.60	11.46	1.78	1.76	16.29	16.15	276.05
ZION	Zions Bancorporation	---	80.37	106,611.7	8,568.4	85.25	68.59	79.42	1.20	16.48	6.37	5.29	5.40	41.72	22.41	423.45

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of October 16, 2006

Public Company Segment:	# of Comp. (#)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(6) ROA (%)	Reported Earnings(6) ROE (%)	Reported Earnings(6) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(7) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(8) (%)
Market Averages. All Public Companies (1) (No MHC)																			
All Public Companies-Thrifts	127	10.04	8.93	0.67	7.47	4.51	0.68	7.59	0.49	223.49	0.93	18.09	18.51	146.55	171.41	14.30	0.46	2.26	37.66
NYSE Exchange Traded Companies	14	9.38	7.00	0.86	11.15	6.57	0.97	12.34	0.29	263.31	0.71	17.12	15.82	152.87	221.19	13.72	0.63	2.21	30.40
AMEX Exchange Traded Companies	4	9.26	9.13	0.77	8.92	6.28	0.78	9.01	0.69	104.87	1.19	16.75	16.73	141.70	144.78	12.91	0.47	2.01	26.69
NASDAQ Listed Companies	109	10.15	9.19	0.65	6.96	4.19	0.64	6.97	0.51	221.58	0.95	18.33	19.00	145.78	165.66	14.43	0.44	2.27	38.71
New England Region Companies	14	12.54	11.18	0.59	5.37	4.36	0.59	5.38	0.10	432.02	0.97	20.25	20.60	131.68	156.26	17.28	0.40	1.82	44.78
Mid-Atlantic Region Companies	33	10.55	8.71	0.79	8.66	5.11	0.79	8.84	0.23	318.19	0.93	17.24	17.06	157.27	200.33	15.66	0.45	2.54	38.02
Southeastern Region Companies	16	8.65	7.99	0.48	4.98	1.18	0.49	5.24	0.49	275.87	0.81	19.51	19.01	158.41	180.29	12.99	0.25	1.63	30.53
Midwest Region Companies	44	9.92	9.09	0.61	6.57	4.64	0.59	6.33	0.89	106.18	0.92	19.66	20.90	134.47	149.81	13.42	0.52	2.61	42.74
Southwest Region Companies	4	9.25	8.39	-0.06	2.05	-0.73	0.06	2.97	0.62	66.51	2.10	19.15	19.70	143.23	179.45	11.82	0.39	1.09	13.53
West Region Companies	16	8.73	8.22	1.05	12.96	7.72	1.03	12.77	0.18	314.35	0.74	13.50	13.67	156.99	170.09	13.64	0.60	2.00	31.33
Companies Issuing Dividends	111	10.40	9.23	0.73	8.18	5.23	0.73	8.24	0.50	222.83	0.95	18.24	18.65	146.69	171.21	14.78	0.52	2.53	41.41
Companies Not Issuing Dividends	16	7.35	6.82	0.09	0.81	-2.11	0.09	0.61	0.40	228.89	0.76	15.86	16.14	144.31	171.23	10.20	0.00	0.24	2.44
Equity/Assets <6%	15	5.27	4.80	0.37	6.05	2.66	0.39	6.33	0.38	197.95	0.72	14.72	17.17	151.33	173.82	8.04	0.34	1.89	30.45
Equity/Assets 6%-12%	83	8.63	7.78	0.75	9.04	5.51	0.75	9.04	0.55	210.72	0.89	17.11	17.33	151.93	173.15	12.84	0.51	2.28	35.93
Equity/Assets >12%	29	16.54	14.43	0.61	3.66	2.57	0.61	3.66	0.36	274.00	1.14	23.54	23.98	128.60	164.44	21.61	0.38	2.38	48.03
Assets >$1 Billion	53	9.69	7.77	0.85	9.83	5.56	0.89	10.28	0.43	261.73	0.87	17.75	17.44	163.00	209.26	15.01	0.51	2.24	33.89
Assets $500 Million to $1 Billion	36	9.65	8.89	0.69	7.88	5.53	0.66	7.59	0.44	199.89	0.87	17.28	18.44	139.84	153.66	13.36	0.45	2.15	37.51
Asset $250 Million to $500 Million	26	10.32	10.05	0.58	5.24	3.42	0.57	5.26	0.61	194.78	0.89	20.60	21.37	131.13	135.68	13.46	0.40	2.31	45.04
Assets <$250 Million	12	12.14	11.97	0.02	0.25	-0.80	-0.05	-0.55	0.66	138.79	1.45	16.93	17.60	123.79	126.88	15.69	0.38	2.53	36.87
Goodwill Companies	89	9.85	8.30	0.74	8.05	4.90	0.74	8.17	0.47	232.85	0.93	18.08	18.48	147.98	182.76	14.12	0.51	2.29	37.37
Non-Goodwill Companies	38	10.48	10.48	0.51	6.05	3.59	0.53	6.23	0.55	196.47	0.93	18.26	18.65	142.66	142.66	14.76	0.34	2.17	37.04

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of October 16, 2006

Public Company Segment:	# of Comp. (#)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(6) ROA (%)	Reported Earnings(6) ROE (%)	Reported Earnings(6) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs+90/ Assets (%)	Asset Quality Ratios Reserves/ NPAs+90 (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(7) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(8) (%)
Market Averages, All Public Companies (1) (MHCs)																			
All Public Companies-MHC Thrifts	38	14.02	13.47	0.56	3.70	1.93	0.52	3.48	0.23	278.44	0.73	31.73	31.41	198.57	211.16	28.51	0.29	1.59	40.67
AMEX Exchange Traded Companies	1	15.21	15.21	0.97	6.25	3.78	0.88	5.71	0.36	201.53	0.88	26.50	29.10	159.20	159.20	24.21	0.30	2.22	58.82
NASDAQ Listed Companies	37	13.98	13.43	0.55	3.62	1.86	0.51	3.41	0.23	281.40	0.73	32.25	31.67	199.76	212.73	28.64	0.29	1.57	39.16
New England Region Companies	5	12.50	12.13	0.55	3.99	2.43	0.54	3.92	0.20	299.76	0.84	37.10	40.00	171.58	178.58	21.48	0.16	1.36	64.32
Mid-Atlantic Region Companies	21	13.58	13.02	0.49	3.10	1.64	0.43	2.70	0.19	351.22	0.70	31.23	30.66	189.30	206.06	25.83	0.19	1.22	27.44
Southeastern Region Companies	4	17.34	17.10	0.92	5.04	1.85	0.81	4.57	0.38	223.89	1.22	NA	NA	290.37	295.97	51.63	0.81	2.64	74.07
Midwest Region Companies	6	16.57	15.62	0.52	3.83	2.45	0.53	3.90	0.39	149.52	0.58	24.00	22.30	188.05	198.43	29.62	0.54	2.75	57.69
Southwest Region Companies	1	6.92	6.92	NA	NA	NA	NA	NA	0.25	184.11	0.70	NA	NA	NA	NA	NA	0.00	0.00	NA
West Region Companies	2	13.28	13.02	0.79	5.68	2.43	0.80	5.75	0.01	NA	0.53	38.10	37.20	243.30	249.45	32.27	0.29	1.77	48.66
Companies Issuing Dividends	25	14.33	13.52	0.58	3.73	1.93	0.57	3.69	0.23	233.75	0.74	29.75	30.14	205.16	222.08	29.30	0.44	2.42	58.75
Companies Not Issuing Dividends	13	13.41	13.37	0.49	3.60	1.93	0.36	2.75	0.22	367.81	0.72	37.00	36.50	180.27	180.81	26.33	0.00	0.00	0.00
Equity/Assets <6%	1	3.94	3.63	-0.87	-17.67	-9.21	-0.86	-17.58	0.03	NM	0.56	NM	NM	241.80	262.90	9.52	0.50	3.84	NM
Equity/Assets 6%-12%	13	9.44	8.95	0.51	5.11	2.80	0.47	4.65	0.27	222.70	0.90	31.02	31.12	191.33	208.23	18.73	0.36	1.65	28.52
Equity/Assets >12%	24	16.92	16.33	0.66	3.98	2.08	0.62	3.89	0.21	306.31	0.65	32.58	31.85	200.22	210.27	34.27	0.25	1.46	44.70
Assets >$1 Billion	8	14.73	13.96	0.67	4.80	2.14	0.61	4.53	0.33	225.24	0.69	23.70	23.70	249.74	270.73	40.23	0.59	1.69	28.95
Assets $500 Million to $1 Billion	11	12.55	12.43	0.45	2.07	0.81	0.46	2.13	0.14	278.14	0.69	37.37	36.97	213.82	218.71	26.56	0.21	1.45	38.90
Asset $250 Million to $500 Million	18	14.53	13.80	0.55	3.98	2.37	0.50	3.65	0.23	314.41	0.77	31.12	30.08	171.74	185.69	24.97	0.21	1.59	36.64
Assets <$250 Million	1	15.21	15.21	0.97	6.25	3.78	0.88	5.71	0.36	201.53	0.88	26.50	29.10	159.20	159.20	24.21	0.30	2.22	58.82
Goodwill Companies	17	13.53	12.31	0.49	3.00	1.50	0.48	3.01	0.29	209.15	0.78	27.13	27.68	197.96	224.72	27.17	0.38	2.14	48.84
Non-Goodwill Companies	21	14.41	14.41	0.63	4.35	2.39	0.56	3.95	0.18	333.87	0.69	34.36	33.90	199.11	199.11	29.71	0.22	1.14	31.61

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC Institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

Public Company Segment:	# of Comp. (#)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(5) ROA (%)	Reported Earnings(5) ROE (%)	Reported Earnings(5) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(6) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(7) (%)
Market Averages, All Public Companies (1)																			
All Public Companies-Banks	446	9.19	7.77	1.08	12.18	5.79	1.08	12.22	0.42	277.62	1.19	17.52	17.61	201.68	251.09	17.91	0.55	1.98	29.25
NYSE Exchange Traded Companies	51	8.93	6.27	1.30	14.69	7.50	1.28	14.40	0.44	219.25	1.14	15.25	15.41	209.49	306.05	17.96	1.09	3.04	40.63
AMEX Exchange Traded Companies	23	10.37	9.79	0.99	10.55	5.73	0.99	10.55	0.49	227.89	1.28	16.73	16.75	179.84	196.43	17.46	0.79	2.63	40.02
NASDAQ Listed Companies	372	9.14	7.84	1.05	11.93	5.56	1.05	12.02	0.41	289.81	1.19	17.85	17.99	201.99	245.78	17.93	0.46	1.80	26.94
New England Region Companies	26	9.28	7.44	0.73	10.02	4.91	0.74	10.22	0.26	394.83	1.10	17.23	16.98	187.69	252.52	15.86	0.61	2.21	35.57
Mid-Atlantic Region Companies	96	9.35	7.97	1.01	11.06	5.84	1.02	11.52	0.41	275.60	1.15	16.81	17.21	189.79	233.35	16.97	0.57	2.26	33.22
Southeastern Region Companies	140	9.39	8.22	1.01	11.23	5.41	1.00	11.13	0.39	266.46	1.22	18.63	18.82	195.11	232.07	17.73	0.47	1.66	25.48
Midwest Region Companies	93	8.47	7.13	1.04	12.23	6.35	1.02	12.08	0.65	176.39	1.20	16.29	16.39	187.60	232.86	15.73	0.70	2.56	35.28
Southwest Region Companies	18	9.42	6.41	1.17	13.10	5.12	1.19	13.30	0.41	243.85	1.21	20.07	19.77	243.84	360.66	21.59	0.60	1.44	27.50
West Region Companies	73	9.38	7.88	1.45	15.94	6.23	1.44	15.87	0.22	448.80	1.21	17.15	17.07	242.59	296.74	22.08	0.45	1.54	21.90
Companies Issuing Dividends	365	8.97	7.40	1.14	12.80	6.12	1.14	12.88	0.44	274.65	1.20	16.86	17.01	205.29	259.68	18.00	0.67	2.41	35.58
Companies Not Issuing Dividends	81	10.11	9.37	0.78	9.29	4.26	0.76	9.12	0.33	294.50	1.14	20.83	20.90	185.53	205.89	17.47	0.00	0.07	0.58
Equity/Assets <6%	318	5.47	5.27	0.62	9.81	4.31	0.77	12.85	0.36	268.23	1.11	17.27	17.40	231.90	242.48	12.52	0.31	1.35	20.86
Equity/Assets 6%-12%	94	8.67	7.37	1.12	12.90	6.10	1.11	12.79	0.42	276.54	1.19	17.21	17.33	205.39	252.06	17.58	0.58	2.08	30.55
Equity/Assets >12%	34	15.37	12.18	0.96	7.10	3.83	0.95	7.04	0.42	293.48	1.21	20.30	20.52	155.41	234.13	23.33	0.40	1.41	21.17
Assets >$1 Billion	246	9.04	6.95	1.20	13.41	6.13	1.21	13.60	0.43	277.20	1.19	17.35	17.31	216.89	290.77	19.04	0.71	2.27	33.37
Assets $500 Million to $1 Billion	108	8.79	7.93	1.04	11.83	5.89	1.02	11.68	0.49	281.36	1.21	16.53	17.10	190.40	213.85	16.44	0.45	1.91	27.85
Asset $250 Million to $500 Million	66	8.91	8.47	0.95	10.79	5.58	0.95	10.77	0.33	278.78	1.20	18.73	18.75	182.03	193.39	15.82	0.31	1.61	24.73
Assets <$250 Million	26	12.92	12.88	0.46	5.63	2.69	0.41	4.98	0.25	282.30	1.12	20.50	20.81	155.85	156.52	18.86	0.05	0.38	6.22
Goodwill Companies	355	9.13	7.33	1.11	12.46	5.93	1.11	12.53	0.44	271.87	1.20	17.20	17.27	203.38	264.41	18.01	0.63	2.19	32.45
Non-Goodwill Companies	91	9.39	9.39	0.96	11.05	5.22	0.95	10.94	0.33	303.65	1.15	18.69	19.03	195.20	195.20	17.54	0.25	1.17	17.04

(1) A company excluded from averages is under acquisition.
(2) Or since offering price if first listed in 2006 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(3) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(4) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(5) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of October 16, 2006

					Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
NYSE Exchange Companies																					
AF	Astoria Financial Corporation	---	---	5.80	5.00	0.96	15.97	6.80	0.97	16.24	0.25	146.43	0.55	14.7	14.5	233.1	272.9	13.52	0.96	3.08	43.40
BBX	BankAtlantic Bancorp, Inc.	---	---	8.13	6.91	0.46	5.64	3.54	0.50	6.14	0.13	517.71	0.93	28.3	24.9	158.2	186.3	12.70	0.16	1.23	32.98
BFF	BFC Financial Corporation	---	---	2.39	1.27	0.07	2.98	2.22	NA	NA	0.10	587.19	0.94	45.1	NA	129.1	268.1	2.84	0.00	0.00	0.00
DSL	Downey Financial Corp.	---	---	7.39	7.37	1.14	16.23	10.11	1.14	16.23	0.23	130.18	0.32	9.9	9.9	149.9	150.3	11.07	0.40	0.58	5.70
FED	FirstFed Financial Corp.	---	---	6.20	6.18	1.13	20.10	11.51	1.13	20.10	0.07	NM	1.09	8.7	8.7	154.3	154.8	9.57	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc.	---	---	5.28	5.28	0.52	10.37	8.02	0.54	10.67	0.99	26.34	0.32	12.5	12.1	122.2	122.2	6.45	0.60	3.88	48.39
GLK	Great Lakes Bancorp, Inc.	---	---	14.21	13.13	NA	NA	NA	NA	NA	0.24	149.38	0.71	NA	NA	132.4	145.1	18.81	0.00	0.00	NA
NDE	IndyMac Bancorp, Inc.	---	---	7.59	7.28	1.33	21.60	10.85	1.34	21.66	0.49	49.65	0.38	9.2	9.2	173.3	181.4	13.16	1.92	4.22	36.44
NYB	New York Community Bancorp, Inc.	---	---	12.87	5.41	0.88	6.98	5.28	1.04	8.30	0.11	270.52	0.44	19.0	16.0	130.7	337.9	16.82	1.00	6.06	86.21
NAL	NewAlliance Bancshares, Inc.	---	---	18.68	12.43	0.71	3.49	3.05	0.74	3.67	0.14	392.82	1.02	32.8	31.5	127.3	206.0	23.78	0.24	1.56	51.06
PFB	PFF Bancorp, Inc.	---	---	8.37	8.35	1.33	15.53	6.47	1.32	15.31	0.22	386.43	0.94	15.5	15.7	223.7	224.5	18.72	0.68	1.98	30.63
PFS	Provident Financial Services, Inc.	---	---	17.47	10.90	0.95	5.31	4.85	0.95	5.36	0.10	524.81	0.86	20.6	20.4	117.7	203.6	20.56	0.40	2.16	44.44
SOV	Sovereign Bancorp, Inc.	---	---	9.52	3.47	0.65	7.15	4.56	0.98	10.67	0.35	171.97	0.87	21.9	15.1	130.9	401.3	12.20	0.32	1.36	19.93
WM	Washington Mutual, Inc.	---	---	7.45	5.03	1.01	13.56	8.13	1.03	13.75	0.68	69.58	0.62	12.3	12.1	159.4	242.2	11.87	2.08	4.78	57.06
AMEX Exchange Companies																					
CNY	Carver Bancorp, Inc.	---	---	7.51	7.51	0.59	7.78	8.63	0.64	8.46	0.45	136.49	0.81	11.6	10.7	85.6	85.6	6.43	0.36	2.14	22.76
FDT	Federal Trust Corporation	---	---	7.15	7.15	0.56	8.98	4.85	0.56	8.89	1.02	62.43	0.75	20.6	20.9	174.0	174.0	12.45	0.20	2.02	36.96
GOV	Gouverneur Bancorp, Inc. (MHC)	---	57.2%	15.21	15.21	0.97	6.25	3.78	0.88	5.71	0.36	201.53	0.88	26.5	29.1	159.2	159.2	24.21	0.30	2.22	58.82
TSH	Teche Holding Company	---	---	8.89	8.38	0.91	10.09	5.15	0.89	9.80	0.60	115.68	0.95	19.4	20.0	188.9	201.2	16.78	1.16	2.20	40.59
WSB	Washington Savings Bank, F.S.B.	---	---	13.49	13.49	1.03	8.82	6.49	1.04	8.88	NA	NA	2.26	15.4	15.3	118.3	118.3	15.96	0.16	1.68	6.45
WFD	Westfield Financial, Inc. (MHC)	Yes	57.6%	14.12	14.12	0.72	5.05	1.73	0.72	5.05	0.11	585.56	1.37	57.7	57.7	280.1	280.1	39.54	0.60	1.73	175.00
NASDAQ Listed Companies																					
ABBC	Abington Community Bancorp, Inc. (MHC)	---	57.1%	12.35	12.35	0.79	5.70	2.73	0.79	5.74	0.03	474.10	0.25	36.6	36.4	218.1	218.1	26.94	0.24	1.52	51.16
ASBI	Ameriana Bancorp	---	---	7.84	7.66	0.18	2.16	1.75	0.18	2.20	1.42	48.59	1.32	57.3	56.0	127.9	131.2	10.03	0.64	4.65	266.67
ABNJ	American Bancorp of New Jersey, Inc.	---	---	25.20	25.20	0.46	2.22	1.53	0.47	2.30	NA	NA	0.52	65.3	62.9	133.1	133.1	33.54	0.16	1.36	88.89
ABCW	Anchor BanCorp Wisconsin Inc.	---	---	7.49	7.07	1.04	13.78	6.79	1.04	13.78	0.43	83.01	0.42	14.7	14.7	197.7	210.5	14.81	0.68	2.31	34.00
ACFC	Atlantic Coast Federal Corporation (MHC)	---	61.7%	12.21	11.88	0.75	5.87	2.23	0.78	6.06	0.53	111.81	0.75	44.9	43.5	267.2	275.7	32.63	0.44	2.45	95.00
BOFI	B of I Holding, Inc.	---	---	9.52	9.52	0.49	4.69	5.07	0.49	4.69	0.00	NM	0.28	19.7	19.7	86.2	86.2	7.66	0.00	0.00	0.00
BKMU	Bank Mutual Corporation	---	---	14.66	13.27	0.68	4.38	3.11	0.66	4.25	0.26	133.83	0.60	32.2	33.2	147.1	166.4	21.55	0.30	2.39	71.79
BFIN	BankFinancial Corporation	---	---	20.02	18.39	0.78	3.84	3.09	0.75	3.71	0.39	184.99	0.92	32.3	33.5	132.3	147.0	26.49	0.24	1.33	21.43
BKUNA	BankUnited Financial Corporation	---	---	5.54	5.33	0.65	12.49	8.14	0.65	12.46	0.11	231.94	0.30	12.3	12.4	133.9	139.5	7.35	0.02	0.08	0.95
BCSB	BCSB Bankcorp, Inc. (MHC)	---	63.5%	3.94	3.63	-0.87	-17.67	-9.21	-0.86	-17.58	0.03	NM	0.56	NM	NM	241.8	262.9	9.52	0.50	3.84	NM
BFBC	Benjamin Franklin Bancorp, Inc.	---	---	12.18	8.37	0.59	4.77	4.57	0.59	4.79	0.01	NM	0.92	21.9	21.8	102.9	156.3	12.54	0.12	0.86	18.75
BHLB	Berkshire Hills Bancorp, Inc.	---	---	11.56	7.28	0.92	7.60	5.75	0.87	7.25	0.04	NM	0.87	17.4	18.2	129.8	216.0	15.00	0.56	1.50	26.05
BRBI	Blue River Bancshares, Inc.	---	---	8.15	6.65	0.76	9.58	7.61	0.75	9.45	1.88	42.94	0.99	13.2	13.3	126.7	157.7	10.33	0.06	0.95	3.12
BYFC	Broadway Financial Corporation	---	---	6.74	6.74	0.59	10.24	9.71	0.59	10.18	0.04	NM	0.66	10.3	10.4	102.2	102.2	6.02	0.20	1.90	19.61
BRKL	Brookline Bancorp, Inc.	---	---	24.83	23.16	0.95	3.57	2.49	0.93	3.48	0.05	NM	1.38	40.1	41.2	146.4	160.4	36.34	0.34	2.42	211.43
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	---	70.0%	20.74	20.74	1.17	5.46	2.63	NA	NA	0.05	937.14	0.67	38.0	NA	210.9	210.9	43.73	0.00	0.00	0.00
CFFN	Capitol Federal Financial (MHC)	---	70.5%	10.60	10.60	0.61	5.91	1.91	0.61	5.91	0.11	50.25	0.08	52.3	52.3	309.2	309.2	32.76	2.00	5.46	328.14
CEBK	Central Bancorp, Inc.	---	---	7.14	6.76	0.38	5.24	4.66	0.33	4.51	0.40	178.33	0.93	21.5	25.0	124.5	132.1	8.89	0.72	2.36	50.70
CFBK	Central Federal Corporation	---	---	13.40	13.40	-1.62	-12.38	-16.04	-1.54	-11.77	0.19	484.88	1.17	NM	NM	124.5	124.5	16.68	0.36	4.48	NM
CITZ	CFS Bancorp, Inc.	---	---	10.43	10.34	0.53	4.70	3.84	0.53	4.67	1.91	47.81	1.39	26.1	26.3	127.8	129.1	13.33	0.48	3.23	84.21
CHFN	Charter Financial Corporation (MHC)	---	80.8%	22.05	21.65	1.22	5.08	1.55	0.84	3.49	0.37	147.83	1.55	64.7	93.9	349.1	357.4	76.96	1.80	4.16	567.16
CHEV	Cheviot Financial Corp. (MHC)	---	57.5%	24.18	24.18	0.67	2.60	1.57	0.67	2.60	0.08	333.88	0.35	63.5	63.5	164.9	164.9	39.88	0.28	2.20	135.00
CBNK	Chicopee Bancorp, Inc.	---	---	10.08	10.08	NA	NA	NA	NA	NA	0.07	881.19	0.85	NA	NA	NA	NA	NA	0.00	0.00	NA
CTZN	Citizens First Bancorp, Inc.	---	---	9.93	9.28	0.53	5.21	3.75	0.51	5.01	1.18	67.99	0.90	26.7	27.8	144.5	156.0	14.35	0.36	1.23	32.73
CSBC	Citizens South Banking Corporation	---	---	11.82	7.77	0.65	5.33	4.39	NA	NA	0.29	268.60	1.07	22.8	NA	121.9	193.9	14.40	0.30	2.35	51.79

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of October 16, 2006

					Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	---	56.2%	23.32	23.32	0.37	1.59	0.95	0.37	1.59	0.00	NM	0.31	NM	105.3	178.4	178.4	41.60	0.20	1.73	181.82
CFCP	Coastal Financial Corporation	---	---	6.32	6.32	1.18	18.84	5.85	1.21	19.25	0.12	650.26	1.18	17.1	16.7	303.2	303.2	19.15	0.20	1.39	22.19
COBK	Colonial Bankshares, Inc. (MHC)	---	54.0%	9.86	9.86	0.47	4.41	2.81	0.47	4.40	0.03	NM	0.70	35.6	35.7	163.5	163.5	16.12	0.00	0.00	0.00
CFFC	Community Financial Corporation	---	---	8.15	8.15	1.00	12.24	8.24	1.00	12.24	0.35	198.01	0.81	12.1	12.1	139.5	139.5	11.37	0.26	2.23	25.00
DCOM	Dime Community Bancshares, Inc.	---	---	9.38	7.74	1.12	12.23	6.86	1.09	11.89	0.09	555.74	0.60	14.6	15.0	184.7	223.7	17.33	0.56	3.80	55.45
ESBK	Elmira Savings Bank, FSB	---	---	6.67	6.59	0.85	12.32	7.22	0.73	10.51	0.13	438.81	0.90	13.8	16.2	170.5	172.8	11.38	0.84	2.89	36.40
ESBF	ESB Financial Corporation	---	---	5.96	3.67	0.49	7.07	6.34	0.59	8.42	0.19	130.25	0.83	15.8	14.2	123.1	204.6	7.34	0.40	3.73	58.82
FFCO	FedFirst Financial Corp. (MHC)	---	55.0%	16.90	16.56	-0.08	-0.50	-0.40	0.18	1.09	0.25	124.26	0.48	NM	122.6	145.1	148.7	24.52	0.00	0.00	0.00
FFDF	FFD Financial Corporation	---	---	11.39	11.39	0.87	7.56	7.41	0.85	7.43	0.30	153.16	0.52	13.5	13.7	99.0	99.0	11.28	0.48	3.15	42.48
FSBI	Fidelity Bancorp, Inc.	---	---	5.73	5.36	0.56	9.24	6.69	0.52	8.55	NA	NA	0.62	15.0	16.1	134.5	144.2	7.70	0.56	2.95	42.52
FFFL	Fidelity Bankshares, Inc.	Yes	---	6.95	6.50	0.81	11.61	3.32	0.81	11.61	NA	NA	0.51	30.1	30.1	338.0	363.2	23.50	0.32	0.81	24.43
FBEI	First Bancorp of Indiana, Inc.	---	---	9.58	9.00	0.48	4.62	4.66	0.32	3.08	0.49	58.34	0.45	21.5	32.2	102.9	110.2	9.85	0.60	3.22	68.97
FBSI	First Bancshares, Inc.	---	---	11.51	11.38	-0.07	-0.63	-0.68	0.19	1.66	0.59	184.49	1.71	NM	55.6	95.7	96.9	11.01	0.16	0.99	NM
FBTC	First BancTrust Corporation	---	---	8.83	8.52	0.40	4.02	3.77	0.40	4.00	0.63	144.35	1.44	26.6	26.7	109.5	113.9	9.67	0.24	2.01	53.33
FCAP	First Capital, Inc.	---	---	9.49	8.30	0.88	9.10	7.40	0.88	9.10	0.89	57.20	0.68	13.5	13.5	122.2	141.5	11.60	0.68	3.73	46.26
FCLF	First Clover Leaf Financial Corp.	---	---	20.93	20.93	1.00	3.88	1.77	1.00	3.88	0.24	98.85	0.36	56.5	56.5	226.4	226.4	47.38	0.24	2.12	92.00
FCFL	First Community Bank Corporation of Amer	---	---	8.82	8.71	1.11	12.38	4.53	1.06	11.87	0.04	NM	1.08	22.1	23.0	242.0	245.3	21.35	0.00	0.00	0.00
FDEF	First Defiance Financial Corp.	---	---	10.19	7.82	1.03	9.81	7.43	1.01	9.66	0.59	159.31	1.15	13.5	13.7	129.2	172.6	13.16	0.96	3.43	46.15
FFBH	First Federal Bancshares of Arkansas, Inc.	---	---	8.94	8.94	0.96	10.67	6.90	0.92	10.22	1.61	17.23	0.33	14.5	15.1	145.6	145.6	13.02	0.60	2.62	35.44
FFBI	First Federal Bancshares, Inc.	---	---	5.84	5.42	0.16	2.53	1.92	0.16	2.52	0.38	73.08	0.51	52.2	52.4	138.7	150.0	8.09	0.48	2.00	104.35
FFSX	First Federal Bankshares, Inc.	---	---	11.15	8.38	0.57	4.76	4.35	0.55	4.57	1.43	62.53	1.18	23.0	23.9	111.4	152.9	12.42	0.40	1.78	40.82
FFNM	First Federal of Northern Michigan Bancorp	---	---	12.46	11.15	0.32	2.50	3.26	0.39	3.00	1.61	33.31	0.72	30.7	25.6	79.9	90.6	9.96	0.20	2.17	66.67
FFCH	First Financial Holdings, Inc.	---	---	6.67	5.86	1.08	16.13	6.45	1.08	16.13	0.26	212.38	0.70	15.5	15.5	239.1	274.6	15.94	0.96	2.73	42.29
FFHS	First Franklin Corporation	---	---	7.83	7.83	0.43	5.15	4.63	0.29	3.43	1.37	29.00	0.47	25.0	32.6	107.8	107.8	8.44	0.36	2.25	56.25
FKFS	First Keystone Financial, Inc.	---	---	5.15	5.15	0.15	2.83	2.08	0.13	2.43	0.60	92.58	0.90	48.1	55.5	146.5	146.5	7.55	0.00	2.23	26.83
FMSB	First Mutual Bancshares, Inc.	---	---	5.77	5.77	0.99	16.85	6.80	0.99	16.85	0.03	NM	1.06	14.7	14.7	238.0	238.0	13.74	0.36	1.58	72.90
FNFG	First Niagara Financial Group, Inc.	---	---	17.27	8.70	1.17	6.87	6.05	NA	NA	0.22	408.64	1.28	16.5	16.7	112.7	252.7	19.60	0.44	3.06	50.57
FNFI	First Niles Financial, Inc.	---	---	15.81	15.81	0.88	5.38	4.69	0.67	4.13	0.90	83.77	1.49	21.3	27.7	124.8	124.8	19.72	0.64	4.55	96.97
FPTB	First PacTrust Bancorp, Inc.	---	---	9.65	9.65	0.63	6.17	4.14	0.63	6.15	NA	NA	0.64	24.1	24.2	144.0	144.0	13.90	0.64	2.29	51.72
FPFC	First Place Financial Corp.	---	---	10.01	6.85	0.88	9.32	6.26	0.96	10.14	0.66	107.85	0.89	16.0	14.7	138.6	209.3	13.87	0.56	2.26	36.13
FBNW	FirstBank NW Corp.	Yes	---	9.04	7.08	1.03	11.11	4.85	1.08	11.66	0.13	745.64	1.25	20.6	19.7	219.2	285.9	19.82	0.40	1.36	27.97
FFIC	Flushing Financial Corporation	---	---	7.88	7.30	0.98	13.29	7.03	1.00	13.62	0.09	301.22	0.34	14.2	13.9	184.6	200.4	14.54	0.44	2.42	33.59
FMCO	FMS Financial Corporation	Yes	---	6.07	5.96	0.49	8.04	2.95	0.48	7.73	0.24	176.62	1.14	33.9	35.2	268.5	274.0	16.31	0.12	0.39	13.04
FXCB	Fox Chase Bancorp Inc. (MHC)	---	55.5%	8.53	8.53	NA	NA	NA	NA	NA	0.42	260.58	2.23	NA	NA	NA	NA	NA	0.00	0.00	NA
FBTX	Franklin Bank Corp.	---	---	8.39	5.46	0.59	7.84	5.28	0.58	7.67	0.62	43.71	0.32	18.9	19.4	146.7	279.3	9.99	0.00	0.00	0.00
PEDE	Great Pee Dee Bancorp, Inc.	---	---	12.54	12.28	0.80	6.45	6.13	NA	NA	NA	NA	1.07	16.3	NA	107.4	110.0	13.46	0.64	3.96	64.65
GAFC	Greater Atlantic Financial Corp.	---	---	3.83	3.54	-1.55	-33.83	-37.45	-1.41	-30.85	0.45	86.45	0.63	NM	NM	118.6	128.7	4.54	0.00	0.00	0.00
ALLB	Greater Delaware Valley Savings Bank (MH	---	80.0%	8.53	8.53	0.37	4.22	1.71	0.37	4.22	0.45	154.70	1.17	58.5	58.5	247.4	247.4	21.10	0.36	1.50	87.80
GCBC	Greene County Bancorp, Inc. (MHC)	---	55.6%	10.92	10.92	0.76	6.75	3.54	0.77	6.88	0.00	NM	0.69	28.3	27.7	186.9	186.9	20.40	0.46	3.01	85.19
GSLA	GS Financial Corp.	---	---	14.74	14.74	-1.86	-12.28	-15.08	-1.30	-8.56	0.21	NM	6.35	NM	NM	89.2	89.2	13.15	0.40	2.14	NM
HARB	Harbor Florida Bancshares, Inc.	Yes	---	10.67	10.56	1.58	14.95	4.65	1.58	14.95	0.13	487.35	0.81	21.5	21.5	313.2	316.5	33.42	1.10	2.46	39.66
HARL	Harleysville Savings Financial Corporation	---	---	6.19	6.19	0.60	9.65	6.72	0.59	9.60	0.00	NM	0.51	14.9	15.0	139.2	139.2	8.62	0.64	3.68	54.70
HWFG	Harrington West Financial Group, Inc.	---	---	5.75	5.19	0.74	13.89	8.72	0.76	14.39	0.09	549.85	0.78	11.5	11.1	143.0	159.0	8.22	0.50	2.95	33.78
HBOS	Heritage Financial Group (MHC)	---	69.7%	17.77	17.77	0.80	4.16	1.76	0.80	4.16	0.23	412.02	1.36	56.7	56.7	254.8	254.8	45.29	0.20	1.31	74.07
HFFC	HF Financial Corp.	---	---	5.83	5.34	0.49	8.23	6.54	0.24	4.00	0.40	145.35	0.77	15.3	31.4	121.8	133.6	7.10	0.41	2.37	36.25
HIFS	Hingham Institution for Savings	---	---	7.56	7.56	0.89	11.27	6.91	0.89	11.28	0.27	191.22	0.67	14.5	14.5	158.4	158.4	11.97	0.80	2.13	38.61
HMNF	HMN Financial, Inc.	---	---	9.27	8.91	1.16	12.31	8.36	1.16	12.29	1.34	75.72	1.32	12.0	12.0	159.4	166.5	14.78	1.00	2.93	34.04
HCFC	Home City Financial Corporation	---	---	9.27	9.13	0.56	6.29	6.44	0.55	6.21	0.97	97.84	1.11	15.5	15.7	96.4	98.1	8.94	0.44	2.78	43.14
HOME	Home Federal Bancorp, Inc. (MHC)	---	59.3%	14.01	14.01	0.89	6.02	2.63	0.91	6.16	0.00	NM	0.63	38.1	37.2	239.3	239.3	33.52	0.22	1.31	48.86
HFBC	HopFed Bancorp, Inc.	---	---	6.62	5.47	0.65	8.26	6.78	0.68	8.59	0.15	370.05	0.88	14.7	14.2	123.2	151.0	8.15	0.48	2.88	42.48

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
HCBK	Hudson City Bancorp, Inc.	---	---	15.96	15.96	1.06	5.70	3.85	1.06	5.70	0.06	137.64	0.16	25.9	25.9	144.1	144.1	23.00	0.30	2.22	56.73
IFSB	Independence Federal Savings Bank	---	---	7.69	7.69	-1.66	-18.00	-16.67	-1.66	-18.00	0.43	64.66	0.52	NM	NM	131.7	131.7	10.13	0.00	0.00	0.00
ISBC	Investors Bancorp, Inc. (MHC)	---	54.3%	16.38	16.38	0.29	2.00	NA	0.29	2.00	0.06	192.18	0.21	NA	NA	190.9	190.9	31.26	0.00	0.00	NA
JXSB	Jacksonville Bancorp, Inc. (MHC)	---	52.3%	7.70	6.65	0.43	5.49	4.48	0.43	5.49	0.35	208.74	1.29	24.0	22.3	125.0	146.2	9.62	0.30	2.40	57.69
JFBI	Jefferson Bancshares, Inc.	---	---	22.79	22.79	0.75	2.99	2.80	0.81	3.21	0.13	499.31	0.84	35.7	33.3	117.1	117.1	26.69	0.24	1.82	71.62
KRNY	Kearny Financial Corp (MHC)	---	70.0%	24.45	21.19	0.47	1.91	0.88	0.43	1.78	0.05	518.65	0.77	NM	122.8	237.1	285.5	57.97	0.20	1.25	142.86
KFFB	Kentucky First Federal Bancorp (MHC)	---	55.2%	24.39	19.71	0.59	2.68	1.84	0.59	2.67	0.56	48.99	0.46	54.5	54.7	130.8	171.9	31.91	0.40	3.87	210.53
KFED	K-Fed Bancorp (MHC)	---	62.4%	12.54	12.02	0.68	5.33	2.23	0.68	5.33	0.02	NM	0.43	44.8	44.8	247.3	259.6	31.01	0.36	2.23	86.11
KNBT	KNBT Bancorp, Inc.	---	---	11.42	7.23	0.72	5.87	4.53	0.56	4.57	0.25	225.02	1.08	22.1	28.4	132.4	216.0	15.11	0.32	1.88	38.96
LSBK	Lake Shore Bancorp, Inc. (MHC)	---	55.0%	15.11	15.11	NA	NA	NA	NA	NA	0.36	95.01	0.58	NA	NA	143.4	143.4	21.67	0.00	0.00	NA
LEGC	Legacy Bancorp, Inc.	---	---	18.21	17.89	-0.27	-1.72	NA	-0.35	-2.22	0.13	436.15	0.81	NA	NA	107.9	110.2	19.65	0.12	0.78	NA
LBCP	Liberty Bancorp, Inc.	---	---	7.58	7.58	0.53	6.33	2.79	0.53	6.33	0.71	98.70	0.98	35.9	35.9	223.9	223.9	16.96	0.10	1.00	70.14
LNCB	Lincoln Bancorp	---	---	11.22	8.42	0.40	3.40	3.48	0.38	3.27	0.40	171.34	0.96	28.7	29.9	104.9	139.6	11.76	0.56	2.91	83.58
LSBX	LSB Corporation	---	---	10.50	10.50	0.16	1.47	1.15	0.26	2.41	0.02	NM	1.69	NM	52.5	138.6	138.6	14.56	0.56	3.39	294.74
LSBI	LSB Financial Corp.	---	---	9.12	9.12	0.90	10.12	7.88	0.90	10.12	2.82	26.19	0.84	12.7	12.7	123.3	123.3	11.24	0.65	2.50	31.28
MAFB	MAF Bancorp, Inc.	---	---	9.07	5.70	0.97	10.40	7.42	0.97	10.40	0.39	91.28	0.50	13.5	13.5	135.2	223.3	12.27	1.00	2.36	31.75
MGYR	Magyar Bancorp, Inc. (MHC)	---	54.0%	11.53	11.53	0.32	3.76	NA	-0.16	-1.82	0.10	886.40	1.13	NA	NA	154.4	154.4	17.81	0.00	0.00	NA
MASB	MASSBANK Corp.	---	---	11.88	11.77	0.82	7.00	5.09	0.77	6.55	0.01	NM	0.60	19.6	21.0	138.2	139.7	16.43	1.08	3.29	64.67
MFLR	Mayflower Co-operative Bank	---	---	7.67	7.65	0.52	6.76	4.59	NA	NA	0.00	NM	1.22	21.8	NA	142.6	143.1	10.94	0.40	3.11	67.80
CASH	Meta Financial Group, Inc.	---	---	5.82	5.39	0.50	8.90	5.87	0.31	5.50	0.57	143.92	1.50	17.1	27.5	149.0	161.6	8.67	0.52	2.02	34.44
MFBC	MFB Corp.	---	---	7.62	6.93	0.45	6.30	5.32	0.48	6.65	NA	NA	2.14	18.8	17.8	112.9	125.1	8.60	0.54	1.66	30.64
MFSF	MutualFirst Financial, Inc.	---	---	9.01	7.70	0.64	6.86	6.72	0.64	6.86	0.90	92.65	0.97	14.9	14.9	104.1	123.6	9.38	0.60	2.90	41.01
NASB	NASB Financial, Inc.	---	---	9.89	9.72	1.40	14.36	6.00	1.40	14.36	0.69	71.31	0.56	16.7	16.7	231.9	236.5	22.94	0.90	2.12	44.12
NVSL	Naugatuck Valley Financial Corp. (MHC)	---	55.4%	13.53	13.49	0.57	3.78	2.33	0.57	3.78	0.23	231.99	0.73	43.0	43.0	167.5	168.2	22.67	0.20	1.79	73.08
NTBK	NetBank, Inc.	---	---	8.37	6.62	-0.88	-10.95	-15.07	-0.88	-11.03	1.82	36.37	0.91	NM	NM	82.5	106.4	6.91	0.00	1.30	NM
NEBS	New England Bancshares, Inc.	---	---	22.00	21.46	0.52	2.88	1.77	NA	NA	0.13	512.39	1.09	56.5	NA	122.9	126.8	27.03	0.12	0.92	48.30
NHTB	New Hampshire Thrift Bancshares, Inc.	---	---	7.23	5.53	0.85	12.08	7.98	0.85	12.08	NA	NA	0.80	12.5	12.5	140.6	187.5	10.17	0.52	3.19	39.23
NFSB	Newport Bancorp, Inc.	---	---	6.02	6.02	NA	NA	NA	NA	NA	0.00	NM	0.74	NA	NA	NA	NA	NA	0.00	0.00	NA
FFFD	North Central Bancshares, Inc.	---	---	8.55	7.63	1.11	12.41	8.65	1.11	12.41	0.73	93.64	0.76	11.6	11.6	137.8	156.0	11.77	1.32	3.22	36.06
NECB	Northeast Community Bancorp, Inc. (MHC)	---	55.0%	14.07	14.07	NA	NA	NA	NA	NA	0.00	NM	0.59	NA	NA	NA	NA	NA	0.00	0.00	NA
NWSB	Northwest Bancorp, Inc. (MHC)	---	61.0%	9.03	6.66	0.89	9.80	4.22	0.89	9.80	0.71	78.28	0.84	23.7	23.7	227.4	316.3	20.54	0.72	2.67	57.89
OSHC	Ocean Shore Holding Company (MHC)	---	54.5%	10.98	10.98	0.53	4.81	2.68	0.53	4.81	0.01	NM	0.44	37.4	37.3	179.7	179.7	19.73	0.00	0.00	0.00
OCFC	OceanFirst Financial Corp.	---	---	6.38	6.33	0.94	13.96	6.95	0.94	13.90	0.10	527.96	0.59	14.4	14.5	207.7	209.7	13.25	0.80	3.54	50.96
ONFC	Oneida Financial Corp. (MHC)	---	55.4%	12.47	8.26	0.88	7.14	4.22	0.84	6.83	0.03	NM	0.85	23.7	24.7	166.2	262.8	20.72	0.46	3.88	90.00
PPBI	Pacific Premier Bancorp, Inc.	---	---	7.76	7.76	1.23	15.98	10.07	1.23	15.98	0.13	317.67	0.49	9.9	9.9	137.1	137.1	10.64	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc.	---	---	9.26	9.26	1.14	12.59	7.52	1.13	12.48	0.16	258.65	0.59	13.3	13.4	163.2	163.2	15.11	0.92	4.71	61.90
PFED	Park Bancorp, Inc.	---	---	12.60	12.60	0.04	0.35	0.27	0.01	0.08	1.58	38.52	0.93	NM	NM	121.1	121.1	15.26	0.72	2.15	800.00
PVSA	Parkvale Financial Corporation	---	---	6.60	4.96	0.72	11.26	7.29	0.71	11.19	0.25	326.62	1.21	13.7	13.8	147.8	200.3	9.76	0.80	2.50	34.33
PRTR	Partners Trust Financial Group, Inc.	---	---	12.82	6.48	0.84	6.04	6.18	0.88	6.33	0.18	539.18	1.58	16.2	15.4	101.9	216.7	13.05	0.28	2.54	41.18
PBHC	Pathfinder Bancorp, Inc. (MHC)	---	64.3%	6.93	5.62	0.20	2.95	1.74	0.25	3.61	0.78	72.19	0.86	57.6	46.4	172.5	215.6	11.95	0.41	2.85	164.00
PFSB	PennFed Financial Services, Inc.	---	---	5.35	5.35	0.62	10.78	5.48	0.64	11.11	0.08	319.83	0.35	18.3	17.7	190.3	190.3	10.18	0.28	1.53	28.00
PFDC	Peoples Bancorp	---	---	12.56	12.11	0.69	5.24	5.14	0.68	5.19	0.45	84.33	0.52	19.5	19.7	102.9	107.3	12.93	0.76	3.83	74.51
PBCT	People's Bank (MHC)	Yes	57.8%	12.05	11.20	1.26	10.64	2.35	1.22	10.33	0.26	263.35	0.82	42.5	43.8	436.9	474.5	52.66	1.00	2.45	97.92
PCBI	Peoples Community Bancorp, Inc.	---	---	8.64	6.00	0.28	3.35	3.39	0.37	4.46	1.21	71.67	1.05	29.5	22.3	99.4	147.2	8.59	0.60	3.08	90.91
PFSL	Pocahontas Bancorp, Inc.	Yes	---	7.02	5.28	0.40	5.72	3.74	0.38	5.38	0.34	100.20	0.59	26.7	28.4	159.2	215.5	11.18	0.32	1.81	48.48
PROV	Provident Financial Holdings, Inc.	---	---	8.40	8.39	1.30	15.71	10.22	1.04	12.55	0.16	407.71	0.75	9.8	12.2	149.6	149.6	12.56	0.60	2.06	19.80
PBNY	Provident New York Bancorp	---	---	14.08	8.37	0.77	5.23	3.43	0.78	5.26	0.17	427.55	1.40	29.1	29.0	155.6	278.9	21.90	0.20	1.40	40.82
PBIP	Prudential Bancorp, Inc. of Pennsylvania (N	---	56.5%	19.04	19.04	0.83	4.09	2.31	0.83	4.12	0.02	570.87	0.27	43.2	42.9	184.5	184.5	35.13	0.16	1.19	51.61
PSBH	PSB Holdings, Inc. (MHC)	---	54.8%	10.31	8.72	0.54	4.09	2.70	0.50	3.79	0.31	109.03	0.78	37.1	40.0	152.3	183.2	15.70	0.24	2.16	80.00
PULB	Pulaski Financial Corp.	---	---	7.85	7.40	1.08	15.09	5.89	0.87	12.28	1.07	76.35	0.92	17.0	20.8	211.8	225.7	16.63	0.34	2.15	35.48

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of October 16, 2006

					Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
PVFC	PVF Capital Corp.	---	---	7.61	7.61	0.56	7.15	5.79	0.56	7.15	1.80	28.73	0.62	17.3	17.3	119.8	119.8	9.12	0.30	2.76	35.81
RPFG	Rainier Pacific Financial Group, Inc.	---	---	9.28	9.26	0.31	3.07	2.41	0.31	3.07	0.01	NM	1.38	41.5	41.5	131.5	137.0	12.20	0.24	1.31	54.55
RIVR	River Valley Bancorp	---	---	7.06	7.05	0.57	8.01	6.16	0.57	8.01	NA	NA	1.02	16.2	16.2	128.6	128.7	9.08	0.78	4.22	68.42
RVSB	Riverview Bancorp, Inc.	---	---	11.78	8.74	1.43	11.46	6.67	1.39	11.19	0.15	650.13	1.14	15.0	15.4	172.4	241.8	20.32	0.40	2.87	39.25
RCKB	Rockville Financial, Inc. (MHC)	---	55.0%	13.43	13.35	0.74	5.12	NA	0.72	4.98	0.14	591.95	0.96	NA	NA	185.5	186.8	24.92	0.00	0.00	NA
ROMA	Roma Financial Corporation (MHC)	---	69.0%	14.92	14.87	NA	NA	NA	NA	NA	NA	NA	0.25	NA	NA	NA	NA	NA	0.00	0.00	NA
ROME	Rome Bancorp, Inc.	---	---	27.12	27.12	1.12	3.75	3.00	1.11	3.70	0.38	172.77	0.76	33.3	33.7	137.5	137.5	37.29	0.30	2.37	76.63
SVBI	Severn Bancorp, Inc.	---	---	8.82	8.78	1.88	21.85	9.14	1.88	21.85	0.22	418.54	0.98	10.9	10.9	220.9	221.8	19.48	0.24	1.25	12.94
SIFI	SI Financial Group, Inc. (MHC)	---	58.7%	10.90	10.80	0.46	3.97	2.26	0.47	4.04	0.04	NM	0.73	44.3	43.6	186.3	188.1	20.29	0.16	1.34	55.56
SSFC	South Street Financial Corp.	---	---	10.00	10.00	0.65	6.16	5.97	0.67	6.35	NA	NA	0.37	16.8	16.2	103.7	103.7	10.36	0.40	4.42	74.07
SUPR	Superior Bancorp	---	---	6.92	6.18	0.24	3.22	1.38	0.24	3.21	0.37	218.44	1.12	NM	72.1	220.8	248.7	15.27	0.00	0.00	0.00
SYNF	Synergy Financial Group, Inc.	---	---	9.46	9.39	0.45	4.55	2.48	0.45	4.55	0.05	NM	0.78	40.3	40.4	193.5	194.9	18.30	0.24	1.49	55.00
THRD	TF Financial Corporation	---	---	9.33	8.71	0.87	9.27	6.65	0.87	9.33	0.19	212.18	0.54	15.1	15.0	133.5	143.4	12.45	0.76	2.44	36.23
TONE	TierOne Corporation	---	---	9.95	8.53	1.14	11.96	6.57	1.15	12.06	0.95	101.70	1.08	15.2	15.1	182.3	216.0	18.14	0.28	0.84	11.93
TSBK	Timberland Bancorp, Inc.	---	---	14.16	13.03	1.42	10.37	5.73	1.42	10.36	0.37	201.27	1.02	17.5	17.5	180.2	198.4	25.52	0.72	1.92	30.70
TRST	TrustCo Bank Corp NY	---	---	7.22	7.20	1.87	24.02	6.46	1.82	23.39	0.17	820.81	2.63	15.5	15.9	389.6	389.9	28.11	0.64	5.74	88.89
UCBA	United Community Bancorp (MHC)	---	55.0%	17.62	17.62	0.31	2.53	NA	0.36	2.99	0.27	216.56	0.85	NA	NA	149.4	149.4	26.32	0.28	2.54	NA
UCFC	United Community Financial Corp.	---	---	10.22	9.00	0.96	9.01	6.37	0.96	9.02	1.22	49.48	0.71	15.7	15.7	149.4	171.9	15.27	0.36	2.76	42.47
UBNK	United Financial Bancorp, Inc. (MHC)	---	53.4%	14.32	14.29	0.44	3.00	NA	0.44	3.00	0.27	266.08	0.98	NA	NA	166.3	166.6	23.81	0.20	1.50	NA
UWBK	United Western Bancorp, Inc.	---	---	4.97	4.97	0.13	2.53	1.71	NA	NA	1.06	40.15	0.78	58.4	NA	148.1	148.1	7.36	0.00	0.00	0.00
VPFG	ViewPoint Financial Group (MHC)	---	55.0%	6.92	6.92	NA	NA	NA	NA	NA	0.25	184.11	0.70	NA	NA	NA	NA	NA	0.00	0.00	NA
WFSL	Washington Federal, Inc.	---	---	13.85	13.29	1.70	11.83	6.94	1.70	11.83	0.07	381.00	0.36	14.4	14.4	167.0	175.0	23.13	0.82	3.51	50.00
WAUW	Wauwatosa Holdings, Inc. (MHC)	---	69.7%	14.95	14.95	0.49	3.76	NA	0.49	3.76	0.98	38.68	0.44	NA	NA	249.0	249.0	37.23	0.00	0.00	NA
WAYN	Wayne Savings Bancshares, Inc.	---	---	8.86	8.30	0.45	4.89	3.70	0.43	4.68	0.22	165.24	0.62	27.0	28.2	140.6	151.2	12.47	0.48	3.23	87.27
WFBC	Willow Financial Bancorp, Inc.	---	---	12.88	6.53	0.74	5.96	4.95	0.82	6.60	1.00	106.01	1.55	20.2	18.1	119.8	253.3	15.43	0.48	2.93	59.26
WSFS	WSFS Financial Corporation	---	---	6.30	6.26	1.04	15.92	6.83	1.06	16.19	0.12	706.94	1.34	14.6	14.4	215.8	218.4	13.60	0.32	0.52	7.08
WVFC	WVS Financial Corp.	---	---	7.02	7.02	0.73	10.79	8.19	0.73	10.79	NA	NA	1.72	12.2	12.2	128.7	128.7	9.04	0.64	3.88	47.41

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

				Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
NYSE Exchange Companies																				
ASO	AmSouth Bancorporation	Yes	6.64	6.12	1.40	20.37	6.82	1.33	19.32	0.28	234.78	0.95	14.7	15.5	292.9	319.3	19.44	1.04	3.41	50.00
BXS	BancorpSouth, Inc.	---	8.53	7.21	1.15	13.55	5.86	1.09	12.93	0.31	259.44	1.26	17.1	17.9	220.9	265.1	18.83	0.80	2.84	59.39
BAC	Bank of America Corporation	---	8.85	4.17	1.31	15.55	7.61	1.21	14.37	0.29	218.59	1.36	13.1	14.2	190.7	426.8	16.83	2.24	4.17	50.37
BOH	Bank of Hawaii Corporation	---	6.46	6.14	1.70	24.42	6.75	1.67	24.08	0.08	NM	1.41	14.8	15.0	372.0	392.6	24.02	1.48	3.02	44.71
BK	Bank of New York Company, Inc.	---	9.24	5.17	1.58	17.05	6.19	1.44	15.55	0.09	347.42	0.95	16.2	17.7	248.8	464.5	22.98	0.88	2.50	39.45
BBT	BB&T Corporation	---	9.60	5.35	1.59	15.51	7.20	1.58	15.46	0.35	212.09	1.08	13.9	13.9	211.0	396.7	20.26	1.68	3.83	50.63
CBC	Capitol Bancorp Ltd.	---	8.55	7.30	1.14	13.56	5.31	1.14	13.56	0.91	128.11	1.35	18.8	18.8	235.1	279.0	20.10	1.00	2.13	35.74
CPF	Central Pacific Financial Corp.	---	13.21	7.41	1.51	11.33	6.66	1.55	11.66	0.23	432.23	1.42	15.0	14.6	163.7	311.1	21.62	0.92	2.45	33.60
CHZ	Chittenden Corporation	---	10.15	6.79	1.33	12.81	6.05	1.32	12.81	0.42	229.80	1.35	16.5	16.5	208.6	323.4	21.17	0.80	2.69	42.22
C	Citigroup Inc.	---	7.10	4.84	1.62	22.16	9.81	0.95	12.98	0.41	138.04	1.44	10.2	17.4	216.6	326.5	15.25	1.96	3.91	38.82
CYN	City National Corporation	---	9.73	7.83	1.63	16.44	6.86	1.63	16.43	0.10	NM	1.60	14.6	14.6	232.2	294.5	22.58	1.64	2.41	35.19
CNB	Colonial BancGroup, Inc.	---	8.53	5.74	1.16	12.89	6.45	1.12	12.43	0.16	493.29	1.02	15.5	16.1	196.7	301.1	16.77	0.68	2.72	41.15
CMA	Comerica Incorporated	---	9.09	8.75	1.53	16.42	8.77	1.48	15.94	0.33	254.50	1.03	11.4	11.7	180.3	188.1	16.39	2.36	4.09	45.85
CBH	Commerce Bancorp, Inc.	---	6.27	5.95	0.70	11.73	4.12	0.74	12.42	0.11	307.29	0.99	24.3	22.9	260.9	275.9	16.36	0.48	1.33	32.21
CBU	Community Bank System, Inc.	---	10.91	5.86	1.02	9.28	5.95	0.98	8.94	0.30	284.36	1.35	16.8	17.4	154.5	304.0	16.86	0.80	3.42	55.40
CFR	Cullen/Frost Bankers, Inc.	---	9.02	6.83	1.67	18.84	5.66	1.67	18.81	0.39	190.10	1.30	17.7	17.7	314.0	424.8	28.31	1.36	2.34	41.34
DRL	Doral Financial Corporation	---	6.65	6.60	0.07	1.07	-3.45	0.31	4.77	1.25	16.17	0.45	NM	22.9	103.2	104.8	3.56	0.00	0.00	NM
FNB	F.N.B. Corporation	---	8.80	4.60	0.97	11.56	5.61	1.13	13.49	NA	NA	1.26	17.8	15.3	190.7	381.3	16.78	0.94	5.55	98.95
FBP	First BanCorp	---	6.92	6.73	1.35	17.26	18.91	1.29	16.55	0.75	103.67	1.26	5.3	5.6	116.0	122.2	4.77	0.28	2.59	13.73
FCF	First Commonwealth Financial Corporation	---	8.63	6.47	0.83	9.47	5.42	0.88	10.06	0.55	118.93	1.06	18.4	17.4	183.4	250.6	15.83	0.68	5.12	94.44
FHN	First Horizon National Corporation	---	6.52	5.62	1.42	23.29	10.67	0.93	15.31	0.44	122.04	0.80	9.4	14.3	199.5	233.7	13.01	1.80	4.60	43.17
FRC	First Republic Bank	---	5.96	5.23	0.72	11.46	5.48	0.73	11.50	0.12	337.52	0.57	18.3	18.3	217.4	258.0	10.66	0.60	1.48	23.65
FMT	Fremont General Corporation	---	11.15	11.15	1.92	17.25	21.21	1.92	17.25	0.66	202.22	1.47	4.7	4.7	77.9	77.9	8.69	0.44	3.06	14.10
IFC	Irwin Financial Corporation	---	8.13	NA	0.39	5.01	3.99	0.66	8.42	0.94	108.86	1.32	25.1	15.3	122.5	NA	9.95	0.44	2.02	49.43
JPM	JPMorgan Chase & Co.	---	8.33	4.92	0.95	11.07	6.96	0.92	10.70	0.30	175.80	1.55	14.4	14.9	149.7	263.1	12.47	1.36	2.85	40.96
KEY	KeyCorp	---	8.16	6.68	1.27	15.51	7.81	1.25	15.35	0.45	223.89	1.34	12.8	12.9	189.2	234.9	15.44	1.38	3.80	47.89
MTB	M&T Bank Corporation	---	10.91	5.59	1.50	13.97	5.94	1.50	14.01	NA	NA	1.54	16.8	16.8	220.3	451.0	24.04	2.40	1.96	28.89
MI	Marshall & Ilsley Corporation	---	10.73	NA	1.56	14.80	6.49	1.54	14.66	0.42	178.15	1.01	15.4	15.6	204.6	NA	21.97	1.08	2.24	32.69
MEL	Mellon Financial Corporation	---	10.55	4.99	2.21	20.31	5.26	2.18	20.04	0.04	386.67	0.84	19.0	19.3	374.5	NM	39.52	0.88	2.28	41.38
NCC	National City Corporation	---	8.91	6.60	1.27	14.30	7.91	1.19	13.36	0.95	73.73	0.87	12.6	13.5	175.3	242.9	15.61	1.56	4.27	52.60
NFB	North Fork Bancorporation, Inc.	Yes	15.26	5.71	1.51	9.64	6.47	1.49	9.52	0.10	389.37	0.55	15.5	15.7	150.2	446.8	22.92	1.00	3.42	52.91
ONB	Old National Bancorp	---	7.40	5.87	0.77	9.88	4.98	0.81	10.35	0.67	136.20	1.57	20.1	18.9	208.6	267.4	15.43	0.84	4.36	85.42
OFG	Oriental Financial Group Inc.	---	7.04	7.00	0.61	8.04	7.34	0.60	7.91	0.70	22.23	0.65	13.6	13.9	111.9	112.7	6.39	0.56	4.52	61.54
PNC	PNC Financial Services Group, Inc.	---	9.30	5.19	1.54	16.79	6.97	1.51	16.40	0.31	208.53	1.16	14.4	14.7	230.7	432.3	21.44	2.20	3.19	44.70
RGF	R & G Financial Corporation	---	8.39	7.89	1.78	20.06	37.07	1.81	20.47	1.27	40.08	0.94	2.7	2.6	60.3	66.0	3.88	0.00	4.95	6.68
RF	Regions Financial Corporation	---	12.70	7.08	1.45	11.64	7.01	1.49	11.95	0.45	199.19	1.27	14.3	13.9	159.3	303.9	20.22	1.40	3.62	51.29
SBP	Santander BanCorp	---	6.23	4.26	0.69	10.38	6.60	0.68	10.32	1.37	71.88	1.35	15.2	15.3	160.1	238.8	9.97	0.64	3.35	50.79
STT	State Street Corporation	---	6.31	4.61	0.88	14.31	4.23	1.01	16.41	0.00	450.00	0.21	23.7	20.6	328.8	457.8	20.75	0.80	1.24	28.68
STL	Sterling Bancorp	---	7.37	6.30	1.19	15.92	6.15	1.20	16.06	0.38	237.13	1.53	16.3	16.1	250.3	296.5	18.45	0.76	3.86	62.81
STI	SunTrust Banks, Inc.	---	9.62	5.81	1.20	12.37	7.33	1.20	12.38	0.36	162.18	0.81	13.6	13.6	164.8	284.2	15.85	2.44	3.09	41.18
SNV	Synovus Financial Corp.	---	11.05	9.08	2.01	18.45	5.92	2.02	18.48	0.44	234.49	1.32	16.9	16.9	286.6	356.3	31.67	0.78	2.61	43.36
TCB	TCF Financial Corporation	---	6.88	5.86	1.92	26.51	7.37	1.86	25.59	0.41	101.80	0.53	13.6	14.1	359.4	427.2	24.74	0.92	3.44	46.70
BNK	TD Banknorth Inc.	---	20.34	4.08	0.88	4.37	5.37	1.04	5.18	0.26	268.97	1.07	18.6	15.7	83.0	401.9	16.88	0.88	2.95	55.00
USB	U.S. Bancorp	---	9.57	5.59	2.22	23.00	7.53	2.24	23.14	0.38	250.49	1.42	13.3	13.2	308.5	573.8	28.19	1.32	3.93	52.17
UBH	U.S.B. Holding Co., Inc.	---	7.41	7.25	1.15	15.89	6.22	1.15	15.88	NA	NA	1.09	16.1	16.1	239.8	245.2	17.76	0.56	2.43	39.16
UB	UnionBanCal Corporation	---	9.07	8.19	1.75	19.05	9.32	1.55	16.80	0.08	824.95	0.94	10.7	12.2	192.2	215.0	17.44	1.88	3.02	30.40
VLY	Valley National Bancorp	---	7.60	6.10	1.36	17.99	5.57	1.37	18.08	0.31	198.59	0.91	18.0	17.8	320.1	414.4	24.32	0.86	3.33	59.72
WHI	W Holding Company, Inc.	---	7.31	7.31	0.79	10.66	8.78	0.79	10.65	NA	NA	1.31	11.4	11.4	142.0	142.0	6.05	0.19	3.21	36.48
WB	Wachovia Corporation	---	9.14	4.91	1.34	14.87	8.18	1.25	13.81	0.26	207.46	1.00	12.2	13.2	170.7	332.3	15.60	2.24	4.05	46.24

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
WBS	Webster Financial Corporation	---	9.13	5.48	1.01	10.82	7.00	0.99	10.67	0.36	242.37	1.20	14.3	14.5	152.0	258.9	13.88	1.08	2.27	32.43
WFC	Wells Fargo & Company	---	8.39	6.19	1.70	19.66	6.55	1.67	19.24	1.01	76.68	1.13	15.3	15.6	290.5	403.1	24.39	1.12	3.09	44.73
WAL	Western Alliance Bancorporation	---	9.44	5.92	1.19	12.89	4.04	1.19	12.89	0.01	NM	1.16	24.8	24.8	243.6	402.6	22.99	0.00	0.00	0.00
WL	Wilmington Trust Corporation	---	10.07	6.55	1.78	17.90	5.76	1.76	17.71	0.46	192.70	1.22	17.4	17.5	290.4	463.9	29.25	1.26	2.79	47.31
AMEX Exchange Companies																				
BHB	Bar Harbor Bankshares	---	6.92	6.52	0.90	11.94	7.20	0.87	11.54	0.08	691.87	0.83	13.9	14.4	164.1	174.1	11.35	0.92	3.08	41.16
BNV	Beverly National Corporation	---	6.65	6.65	0.64	9.20	5.68	0.72	10.34	0.00	NM	0.93	17.6	15.7	154.8	154.8	10.29	0.80	3.34	58.82
BRB	Brunswick Bancorp	---	24.47	24.47	1.38	5.53	5.56	1.38	5.53	0.61	100.34	1.34	18.0	18.0	99.2	99.2	24.26	0.00	0.00	0.00
NBY	Cadence Financial Corporation	---	10.53	8.25	0.92	10.80	7.76	0.95	11.16	0.47	137.28	1.10	12.9	12.5	134.4	175.9	14.16	1.00	4.91	63.29
CAC	Camden National Corporation	---	5.48	5.18	1.27	17.00	6.43	1.31	17.56	0.53	164.82	1.23	15.5	15.1	306.4	325.3	16.79	0.88	1.97	30.66
CIZ	Citizens Holding Company	---	10.62	9.88	1.33	12.38	7.07	1.33	12.38	1.26	55.46	1.14	14.2	14.2	174.7	189.4	18.56	0.68	3.02	42.77
SCB	Community Bankshares, Inc.	---	9.20	8.03	0.12	1.31	0.85	0.13	1.37	2.18	81.85	2.24	NM	112.3	144.2	167.4	13.27	0.44	2.67	307.14
FWV	First West Virginia Bancorp, Inc.	---	9.18	8.54	0.89	9.43	7.77	0.87	9.22	0.63	142.55	1.78	12.9	13.2	128.1	138.6	11.76	0.76	3.83	49.35
IRW	IBT Bancorp, Inc.	---	8.62	8.62	1.22	14.04	6.88	1.15	13.21	NA	NA	0.96	14.6	15.5	195.8	195.8	16.88	2.00	4.81	68.53
MBR	Mercantile Bancorp, Inc.	---	7.99	7.41	0.82	10.04	7.21	0.84	10.24	0.40	180.76	0.94	13.9	13.6	136.2	147.9	10.88	0.32	1.46	30.42
MBP	Mid Penn Bancorp, Inc.	---	8.19	8.09	1.11	13.25	5.71	1.11	13.25	0.76	115.30	1.22	17.5	17.5	225.5	228.4	18.47	0.80	3.17	54.24
MSL	MidSouth Bancorp, Inc.	---	7.03	5.81	1.05	13.86	4.38	1.05	13.83	0.14	442.66	1.00	22.8	22.9	301.6	369.6	21.20	0.24	0.73	20.69
NBN	Northeast Bancorp	---	6.95	6.56	0.70	9.95	8.20	0.67	9.41	0.92	105.59	1.26	12.2	12.9	121.4	129.1	8.43	0.36	1.86	22.64
PRK	Park National Corporation	---	10.35	9.22	1.75	17.37	6.53	1.75	17.36	0.60	216.74	2.06	15.3	15.3	254.5	289.4	26.34	3.68	3.58	54.84
PGC	Peapack-Gladstone Financial Corporation	---	7.49	7.45	0.97	12.27	6.01	0.96	12.09	0.29	168.06	0.78	16.6	16.9	200.4	201.6	15.01	0.60	2.49	39.31
PLE	Pinnacle Bancshares, Inc.	---	7.93	7.80	0.66	8.79	6.48	0.76	10.12	NA	NA	1.25	15.4	13.4	123.6	125.8	9.80	0.44	3.03	46.81
SAL	Salisbury Bancorp, Inc.	---	9.92	7.44	1.01	9.67	6.23	0.94	9.00	0.20	304.96	1.12	16.1	17.2	159.6	218.7	15.84	1.04	2.68	42.56
SSE	Southern Connecticut Bancorp, Inc.	---	20.50	20.50	-0.30	-1.30	-1.13	-0.29	-1.24	0.31	310.93	1.44	NM	NM	104.0	104.0	21.32	0.00	0.00	0.00
SGB	Southwest Georgia Financial Corporation	---	13.10	12.32	1.45	10.94	5.88	1.45	10.94	0.03	NM	2.00	17.0	17.0	181.4	194.7	23.76	0.52	2.30	39.10
SBK	Sun American Bancorp	---	19.39	17.88	0.96	5.20	2.75	0.96	5.20	0.01	NM	1.07	36.4	36.4	155.5	170.0	30.14	0.00	0.00	0.00
TMP	Tompkins Trustco, Inc.	---	8.48	NA	1.32	15.27	5.71	1.25	14.50	0.19	344.91	1.10	17.5	18.4	260.4	290.9	22.07	1.20	2.50	40.81
UNB	Union Bankshares, Inc.	---	11.56	11.56	1.72	15.50	6.59	1.70	15.32	NA	NA	1.05	14.8	15.3	231.5	231.5	26.76	1.12	5.24	73.10
GIW	Wilber Corporation	---	7.90	7.28	0.92	10.26	6.13	0.92	10.31	0.27	310.03	1.55	16.3	16.3	179.1	195.9	14.16	0.38	3.75	61.29
NASDAQ Listed Companies																				
FCCY	1st Constitution Bancorp	---	8.31	8.31	1.36	17.02	7.63	1.43	17.85	0.22	325.24	0.97	13.1	12.5	199.2	199.2	16.55	0.00	0.00	0.00
FIFG	1st Independence Financial Group, Inc.	---	11.29	NA	0.60	5.24	6.00	0.65	5.69	0.36	240.27	1.06	16.7	15.3	85.5	NA	9.65	0.32	1.88	31.37
SRCE	1st Source Corporation	---	9.76	9.26	1.13	11.24	5.31	1.07	10.65	0.43	383.62	2.19	18.8	19.9	203.1	215.4	19.83	0.51	1.60	29.59
AANB	Abigail Adams National Bancorp, Inc.	---	7.62	NA	0.85	10.28	6.23	0.88	10.74	0.31	402.84	1.71	16.1	15.4	164.7	NA	12.55	0.50	3.71	59.52
ANCX	Access National Corporation	---	5.93	NA	1.26	21.34	7.76	1.26	21.34	0.00	NM	1.18	12.9	12.9	220.5	NA	13.06	0.02	0.22	2.11
ALAB	Alabama National BanCorporation	---	10.11	6.95	1.19	12.11	5.77	1.20	12.24	0.09	NM	1.26	17.3	17.1	189.9	285.9	19.20	1.50	2.14	36.20
ABVA	Alliance Bankshares Corporation	---	7.42	NA	0.81	9.97	4.83	0.82	10.13	0.03	NM	1.08	20.7	20.4	190.5	NA	14.14	0.00	0.00	0.00
ALNC	Alliance Financial Corporation	---	7.04	6.14	0.73	10.17	6.17	0.77	10.74	0.09	609.67	0.76	16.2	15.4	162.6	188.0	11.44	0.88	2.77	44.39
AMFI	AMCORE Financial, Inc.	---	7.28	7.17	0.80	10.65	5.40	0.85	11.29	0.57	131.97	1.04	18.5	17.5	196.0	199.1	14.26	0.74	2.35	42.65
AMBK	American Bank Incorporated	---	6.44	6.44	0.60	8.54	5.98	0.56	8.04	NA	NA	1.15	16.7	17.6	134.3	134.3	8.65	0.16	2.13	53.33
ACBA	American Community Bancshares, Inc.	---	11.42	9.36	1.05	9.09	5.70	1.04	9.06	0.81	135.18	1.41	17.5	17.6	150.0	187.2	17.12	0.20	1.75	25.63
AMNB	American National Bankshares Inc.	---	11.33	8.44	1.55	13.51	7.79	1.56	13.62	0.61	165.55	1.49	12.8	12.8	157.7	218.6	17.87	0.88	3.74	46.99
AMRB	American River Bankshares	---	10.20	7.48	1.53	14.89	6.33	1.53	14.89	0.04	NM	1.49	15.8	15.8	228.3	320.5	23.28	0.60	2.33	36.81
AWBC	AmericanWest Bancorporation	---	10.80	8.05	0.99	9.21	4.84	1.09	10.22	1.05	100.51	1.22	20.7	18.7	167.4	231.6	18.08	0.12	0.55	5.66
AMAB	AmericasBank Corp.	---	19.68	19.46	-0.29	-2.39	-2.43	-0.29	-2.39	0.77	72.06	0.70	NM	NM	115.2	116.8	22.66	0.00	0.00	0.00
ABCB	Ameris Bancorp	---	8.58	6.00	1.10	12.18	4.75	1.25	13.85	0.52	250.95	1.76	21.1	18.5	240.3	353.3	20.61	0.56	1.98	41.79
ASRV	AmeriServ Financial, Inc.	---	9.49	8.27	-1.03	-10.95	-11.06	-0.84	-8.99	0.52	191.87	1.55	NM	NM	111.8	130.1	10.61	0.00	0.00	0.00
ATLO	Ames National Corporation	---	13.60	13.60	1.34	10.05	5.60	1.26	9.44	NA	NA	1.51	17.8	19.0	174.5	174.5	23.74	1.04	5.02	88.79
ANNB	Annapolis Bancorp, Inc.	---	6.71	6.71	0.99	14.68	7.77	0.96	14.13	0.31	205.50	0.94	12.9	13.4	176.7	176.7	11.86	0.00	0.00	0.00

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

				Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
APAB	Appalachian Bancshares, Inc.	---	9.26	8.99	1.01	10.93	5.20	1.01	10.93	0.21	469.52	1.21	19.2	19.2	191.8	198.4	17.77	0.00	0.00	0.00
AROW	Arrow Financial Corporation	---	7.57	6.52	1.19	15.33	6.27	1.17	15.17	0.09	894.60	1.23	16.0	16.1	245.2	288.2	18.56	0.93	3.50	55.81
ASBC	Associated Banc-Corp	---	10.77	6.69	1.56	14.94	7.51	1.52	14.59	0.56	172.39	1.32	13.3	13.6	193.6	325.6	20.84	1.16	3.48	44.80
ATBC	Atlantic BancGroup, Inc.	---	6.84	6.84	0.81	11.34	3.95	0.81	11.34	0.06	NM	0.90	25.3	25.3	276.9	276.9	18.94	0.00	0.00	0.00
AUBN	Auburn National Bancorporation, Inc.	---	6.79	6.79	1.09	15.04	6.32	1.08	14.97	0.03	NM	1.34	15.8	15.9	240.0	240.0	16.29	0.64	2.29	35.31
BANF	BancFirst Corporation	---	9.45	8.42	1.36	14.34	5.37	1.42	14.93	0.33	251.13	1.21	18.6	17.9	250.1	284.1	23.64	0.72	1.41	24.09
BARI	Bancorp Rhode Island, Inc.	---	7.13	6.41	0.58	7.88	3.72	0.61	8.36	0.23	367.94	1.25	26.9	25.3	206.2	231.2	14.70	0.60	1.33	35.71
TBBK	Bancorp, Inc.	---	12.73	12.42	1.26	8.15	2.68	1.26	8.16	0.03	NM	0.80	37.3	37.0	267.1	274.8	34.00	0.00	0.00	0.00
BOFL	Bancshares of Florida, Inc.	---	15.66	15.56	1.00	9.16	4.46	1.01	9.24	0.00	NM	0.93	22.4	22.2	156.2	157.4	24.46	0.00	0.00	0.00
BTFG	BancTrust Financial Group, Inc.	---	10.31	7.09	1.27	12.37	5.55	1.15	11.20	0.65	172.92	1.47	18.0	19.9	216.9	326.6	22.35	0.52	1.98	26.71
TBHS	Bank Holdings	---	7.93	6.83	0.45	5.48	2.52	0.45	5.52	0.00	NM	1.07	39.7	39.4	194.1	235.4	15.39	0.00	0.00	0.00
BOCH	Bank of Commerce Holdings	---	7.26	7.23	1.33	15.04	6.73	1.33	15.04	0.00	NM	1.11	14.9	14.9	237.2	238.5	17.22	0.28	2.51	38.67
GRAN	Bank of Granite Corporation	---	12.33	11.50	1.52	12.19	5.89	1.59	12.73	1.23	102.57	1.68	17.0	16.3	201.3	217.8	24.82	0.52	2.83	43.15
BMRC	Bank of Marin	---	10.32	10.32	1.40	14.50	6.64	1.40	14.50	0.50	176.73	1.08	15.1	15.1	195.3	195.3	20.16	0.48	1.49	20.11
BOMK	Bank of McKenney	---	11.30	11.30	0.87	7.77	5.50	0.88	7.86	NA	NA	0.98	18.2	18.0	136.6	136.6	15.44	0.22	1.83	33.33
BKOR	Bank of Oak Ridge	---	8.68	8.68	0.71	7.85	4.58	0.71	7.85	0.01	NM	1.17	21.8	21.8	161.1	161.1	13.98	0.00	0.00	0.00
BKSC	Bank of South Carolina Corporation	---	9.60	9.60	1.58	16.90	5.72	1.58	16.97	0.01	NM	0.70	17.5	17.4	286.7	286.7	27.52	0.56	3.41	55.32
BCAR	Bank of the Carolinas Corporation	---	8.43	8.30	0.78	8.57	4.69	0.78	8.57	0.86	96.05	1.05	21.3	21.3	171.0	173.9	14.41	0.20	1.25	26.67
OZRK	Bank of the Ozarks, Inc.	---	6.62	6.39	1.45	21.63	6.13	1.37	20.52	0.15	462.40	1.09	16.3	17.2	319.2	331.5	21.14	0.40	1.26	20.51
BOVA	Bank of Virginia	---	15.30	15.30	-0.77	-4.73	-4.13	-0.78	-4.74	0.00	NM	0.93	NM	NM	146.5	146.5	22.42	0.00	0.00	0.00
BANR	Banner Corporation	---	6.84	5.84	0.60	8.31	3.57	0.64	8.88	0.32	305.81	1.19	28.0	26.0	223.2	264.6	15.27	0.72	1.66	46.45
BAYN	Bay National Corporation	---	7.65	7.65	1.51	19.67	7.82	1.51	19.67	0.06	NM	1.37	12.8	12.8	219.0	219.0	16.75	0.00	0.00	0.00
BCBP	BCB Bancorp, Inc.	---	10.35	10.35	1.11	12.40	7.29	1.11	12.40	0.31	239.80	1.13	13.7	13.7	153.3	153.3	15.87	0.00	0.00	26.55
BFNB	Beach First National Bancshares, Inc.	---	8.84	8.84	1.25	12.32	5.83	1.15	11.40	0.38	307.68	1.40	17.2	18.6	200.2	200.2	17.70	0.00	0.00	0.00
BERK	Berkshire Bancorp Inc.	---	11.53	9.74	0.51	4.47	4.16	0.46	4.03	0.04	979.59	1.06	24.0	26.6	105.9	127.8	12.21	0.16	0.97	23.19
BHBC	Beverly Hills Bancorp Inc.	---	11.69	11.51	0.99	8.12	8.02	1.00	8.21	NA	NA	0.75	12.5	12.3	103.5	105.4	12.10	0.50	6.08	75.76
BNCN	BNC Bancorp	---	5.04	4.54	0.82	15.05	5.68	0.82	15.05	0.59	178.21	1.25	17.6	17.6	242.7	270.8	12.23	0.16	0.86	15.24
BNCC	BNCCORP, Inc.	---	7.41	3.18	0.48	7.00	8.68	0.52	7.47	0.04	NM	0.90	11.5	10.8	81.6	198.7	6.04	0.00	0.00	0.00
BORD	Boardwalk Bancorp, Inc.	---	8.28	8.28	0.77	8.47	5.34	0.77	8.49	0.00	NM	1.18	18.7	18.7	141.1	141.1	11.68	0.28	1.76	29.41
BSXT	BOE Financial Services of Virginia, Inc.	---	9.98	9.78	1.20	11.94	8.21	1.20	12.00	0.36	243.18	1.27	12.2	12.1	140.9	144.0	14.05	0.76	2.40	29.23
BOKF	BOK Financial Corporation	---	9.35	7.94	1.29	13.65	5.83	1.33	14.09	0.28	224.53	1.07	17.1	16.6	225.1	269.4	21.05	0.60	1.13	16.08
BPFH	Boston Private Financial Holdings, Inc.	---	11.37	3.16	1.06	10.04	5.20	1.06	10.05	0.11	691.52	1.01	19.2	20.4	167.7	658.4	19.07	0.32	1.16	21.53
BBNK	Bridge Capital Holdings	---	6.91	6.91	1.39	18.42	4.91	1.39	18.42	0.36	289.97	1.39	20.4	20.4	314.5	314.5	21.72	0.00	0.00	0.00
BKBK	Britton & Koontz Capital Corporation	---	8.39	8.19	0.85	10.46	7.71	0.87	10.65	0.62	104.88	1.02	13.0	12.7	134.7	138.4	11.30	0.72	3.58	46.45
BMTC	Bryn Mawr Bank Corporation	---	10.87	10.87	1.72	15.59	6.20	1.72	15.59	0.22	468.61	1.20	16.1	16.1	233.8	233.8	25.41	0.48	2.16	32.61
CFFI	C&F Financial Corporation	---	8.90	7.52	1.83	20.19	8.95	1.82	20.01	0.77	246.33	2.38	11.2	11.3	207.6	249.6	18.49	1.16	2.76	29.79
CAFI	Camco Financial Corporation	---	8.39	7.82	0.75	8.81	7.49	0.74	8.73	1.65	43.18	0.89	13.3	13.5	116.5	125.8	9.77	0.60	4.28	56.67
CAPE	Cape Fear Bank Corporation	---	6.32	6.32	0.62	8.61	4.65	0.63	8.69	0.23	420.43	1.23	21.5	21.3	175.0	175.0	11.05	0.00	0.00	0.00
CBKN	Capital Bank Corporation	---	11.57	7.00	0.83	7.70	5.85	0.83	7.70	0.51	199.56	1.45	17.1	17.1	126.4	219.6	14.61	0.24	1.39	23.76
CCBG	Capital City Bank Group, Inc.	---	11.56	7.89	1.22	10.30	5.00	1.23	10.34	0.22	289.42	0.84	20.0	19.9	202.3	308.8	23.37	0.65	1.91	38.24
CCOW	Capital Corp of the West	---	7.35	7.28	1.35	18.38	6.41	1.33	18.05	0.12	711.85	1.26	15.6	15.9	260.5	263.2	19.15	0.32	0.99	12.56
CAPX	Capital Crossing Bank	Yes	7.51	7.12	1.42	19.20	7.93	1.42	19.20	5.20	24.72	1.58	12.6	12.6	188.4	199.5	14.14	0.00	0.00	0.00
CAPB	CapitalSouth Bancorp	---	8.86	8.60	0.66	7.96	4.64	0.49	5.96	0.42	210.88	1.15	21.6	27.7	164.3	169.8	14.56	0.24	1.09	21.57
CFNL	Cardinal Financial Corporation	---	9.44	8.25	0.77	7.35	4.06	0.77	7.35	0.04	NM	0.78	24.6	24.6	176.7	195.1	16.68	0.04	0.37	9.09
CSNC	Cardinal State Bank	---	11.19	11.19	0.48	4.03	2.70	0.48	4.03	0.51	222.06	1.30	37.0	37.0	144.8	144.8	16.20	0.00	0.00	0.00
CLBH	Carolina Bank Holdings, Inc.	---	6.10	6.10	0.67	10.43	5.73	0.67	10.43	0.92	93.35	1.20	17.4	17.4	171.6	171.6	10.47	0.00	0.00	0.00
CNCP	Carolina National Corporation	---	16.27	16.27	0.90	6.81	3.58	0.90	6.81	0.00	NM	1.29	27.9	27.9	165.0	165.0	26.84	0.00	0.00	0.00
CART	Carolina Trust Bank	---	12.83	12.64	1.73	13.29	6.40	1.73	13.29	0.06	NM	1.26	15.6	15.6	187.9	191.1	24.10	0.00	0.00	0.00
CRRB	Carrollton Bancorp	---	9.70	9.57	0.67	6.77	4.62	0.23	2.33	0.18	536.08	1.26	21.6	63.9	151.7	154.0	14.72	0.44	2.45	51.81
CACB	Cascade Bancorp	---	11.24	NA	1.93	19.44	4.37	1.91	19.21	NA	NA	1.39	22.9	23.1	328.3	610.0	36.90	0.36	0.98	16.88

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
CASB	Cascade Financial Corporation	---	8.38	6.50	1.10	12.72	6.51	1.09	12.69	0.03	NM	1.13	15.4	15.4	184.7	243.1	15.48	0.32	1.93	27.69
CASS	Cass Information Systems, Inc.	---	9.69	9.11	1.63	17.33	4.53	1.78	18.99	0.19	398.99	1.19	22.1	20.4	353.7	378.5	34.27	0.43	1.25	27.71
CATY	Cathay General Bancorp	---	11.56	7.18	1.70	14.17	6.01	1.70	14.20	0.41	210.75	1.21	16.6	16.6	214.8	362.8	24.83	0.36	1.00	16.67
CCFH	CCF Holding Company	---	6.43	6.43	1.07	16.59	5.42	1.22	18.80	0.51	178.62	1.17	15.3	16.2	285.2	285.2	18.35	0.26	1.26	17.41
CBHI	Centennial Bank Holdings, Inc.	---	20.91	6.52	0.83	4.06	4.10	0.87	4.24	1.12	79.53	1.31	24.4	23.4	99.3	376.5	20.77	0.00	0.00	0.00
CNBC	Center Bancorp, Inc.	---	8.78	7.28	0.39	4.34	1.94	0.58	6.49	0.23	203.00	0.93	51.6	34.1	224.7	275.4	19.74	0.36	2.25	116.13
CLFC	Center Financial Corporation	---	7.61	7.52	1.67	23.46	6.70	1.59	22.29	0.21	429.75	1.13	14.9	15.7	316.4	320.5	24.08	0.16	0.67	9.94
CSFL	CenterState Banks of Florida, Inc.	---	10.80	9.63	0.86	7.63	3.22	0.92	8.12	0.09	811.32	1.18	31.0	29.3	217.1	246.7	23.44	0.14	0.64	20.00
CJBK	Central Jersey Bancorp	---	12.28	6.85	0.56	4.52	3.82	0.56	4.52	0.10	648.91	1.03	26.2	26.2	117.1	223.1	14.38	0.00	0.00	0.00
CVCY	Central Valley Community Bancorp	---	10.19	8.22	1.38	14.76	6.65	NA	NA	0.00	NM	1.16	15.0	NA	187.5	237.4	19.11	0.00	0.00	0.00
CVBK	Central Virginia Bankshares, Inc.	---	7.93	7.89	1.33	15.62	8.17	1.15	13.55	0.29	244.44	1.37	12.2	14.1	198.8	199.7	15.76	0.72	2.69	30.40
TRUE	Centrue Financial Corporation	Yes	6.82	4.39	0.60	8.79	7.18	0.60	8.78	0.49	137.19	0.97	13.9	13.9	120.7	192.5	8.23	0.00	0.00	0.00
CNBKA	Century Bancorp, Inc.	---	6.64	6.36	0.30	4.68	3.24	0.27	4.30	0.02	NM	1.36	30.9	33.5	141.8	148.5	9.41	0.48	1.75	53.93
CHFC	Chemical Financial Corporation	---	13.40	11.79	1.34	10.04	6.60	1.36	10.22	0.99	91.24	1.22	15.2	14.9	150.5	174.2	20.16	1.10	3.63	54.50
CZNC	Citizens & Northern Corporation	---	11.53	11.27	1.08	9.47	6.66	0.76	6.70	NA	NA	1.20	15.0	21.2	141.7	145.3	16.33	0.96	4.29	64.43
CBCF	Citizens Banking Corporation	---	8.32	7.56	1.06	12.49	7.05	1.14	13.47	0.44	329.52	1.99	14.2	13.1	176.9	196.2	14.71	1.16	4.33	60.85
CTBK	City Bank	---	19.59	19.59	3.94	18.95	6.57	3.91	18.81	0.12	856.00	1.12	15.2	15.3	266.4	266.4	52.19	0.80	1.57	17.91
CHCO	City Holding Company	---	11.27	9.13	2.10	18.02	7.17	2.10	17.99	0.16	369.86	0.92	14.0	14.0	252.0	318.4	28.39	1.12	2.75	37.33
CVBG	CIVITAS BankGroup, Inc.	---	6.15	6.15	0.84	13.28	5.15	0.52	8.15	0.47	138.48	0.99	19.4	31.5	245.6	245.6	15.11	0.08	1.03	10.00
CCNE	CNB Financial Corporation	---	9.02	7.66	1.25	13.61	7.60	1.20	13.06	0.27	288.42	1.11	13.2	13.7	176.5	210.8	15.92	0.56	4.06	53.33
CFHI	Coast Financial Holdings, Inc.	---	11.57	11.57	-0.14	-1.21	-0.66	-0.14	-1.21	0.20	273.28	0.71	NM	NM	149.5	149.5	17.30	0.00	0.00	0.00
COBZ	CoBiz Inc.	---	6.93	5.03	1.13	15.88	4.10	1.13	15.91	0.04	NM	1.19	24.4	24.4	359.9	505.4	24.94	0.24	1.04	22.11
CVLY	Codorus Valley Bancorp, Inc.	---	7.78	7.70	1.08	13.00	7.35	1.08	12.93	1.09	52.19	0.75	13.6	13.7	168.6	170.5	13.12	0.54	2.65	34.17
CBAN	Colony Bankcorp, Inc.	---	6.08	5.85	0.86	13.87	6.42	0.86	13.87	0.78	127.34	1.28	15.6	15.6	206.5	215.2	12.55	0.33	1.62	24.05
CBBO	Columbia Bancorp	---	8.76	8.04	1.75	18.32	5.63	1.72	18.04	0.32	315.63	1.26	17.8	18.0	299.2	328.4	26.20	0.40	1.59	26.76
COLB	Columbia Banking System, Inc.	---	9.13	7.94	1.34	14.12	6.04	1.36	14.32	0.23	363.65	1.29	16.6	16.3	228.6	266.2	20.86	0.60	1.81	27.00
CCBP	Comm Bancorp, Inc.	---	9.70	9.64	1.12	11.92	8.05	1.12	11.92	0.61	133.32	1.04	12.4	12.4	141.8	142.7	13.75	1.00	2.45	37.50
CBSH	Commerce Bancshares, Inc.	---	9.33	9.02	1.64	16.86	6.59	1.61	16.49	0.22	412.56	1.37	15.2	15.5	249.6	259.0	23.28	0.98	1.96	29.70
CMFB	CommerceFirst Bancorp, Inc.	---	17.98	17.98	1.23	7.09	4.99	1.23	7.09	0.89	201.69	2.10	20.0	20.0	136.9	136.9	24.61	0.00	0.00	0.00
CLBK	Commercial Bankshares, Inc.	---	7.97	7.95	1.22	15.22	5.45	1.22	15.15	0.00	NM	0.96	18.3	18.4	261.3	262.1	20.84	0.80	2.20	40.40
CNAF	Commercial National Financial Corporation	---	10.92	10.76	0.92	7.05	4.68	0.92	7.05	1.32	38.54	0.76	21.4	21.4	163.1	165.8	17.81	0.80	4.21	89.89
CWBS	Commonwealth Bankshares, Inc.	---	10.38	10.35	1.53	13.53	6.19	1.53	13.53	0.04	NM	1.12	16.2	16.4	184.2	184.9	19.12	0.22	0.81	16.38
CBON	Community Bancorp	---	11.31	9.19	1.48	12.34	5.25	1.51	12.63	0.17	577.45	1.21	19.1	18.6	214.4	270.2	24.25	0.00	0.00	0.00
CMBC	Community Bancorp, Inc.	Yes	11.51	6.78	1.56	14.51	5.22	1.53	14.29	0.43	252.32	1.31	19.2	19.4	250.0	447.2	28.78	0.50	1.18	21.40
COMB	Community Bancshares, Inc.	Yes	7.63	7.15	0.36	4.72	2.32	0.32	4.14	0.92	96.31	1.39	43.1	49.3	210.4	225.5	16.06	0.00	0.00	0.00
CBIN	Community Bank Shares of Indiana, Inc.	---	6.17	6.17	0.57	8.74	6.40	0.50	7.70	0.75	99.07	0.96	15.6	17.7	136.0	136.0	8.39	0.64	2.86	43.71
CMTY	Community Banks, Inc.	---	13.76	6.65	1.26	8.89	6.32	1.26	8.88	0.36	192.94	1.01	15.8	15.8	139.4	310.7	19.17	0.80	2.89	44.63
ALBY	Community Capital Bancshares, Inc.	---	7.62	6.92	0.13	1.52	0.98	0.29	3.45	0.27	366.77	1.29	NM	41.9	139.7	155.0	10.64	0.08	0.65	66.67
CPBK	Community Capital Corporation	---	8.37	6.90	1.15	12.42	8.75	1.03	11.15	0.36	252.71	1.16	11.4	12.7	139.3	171.7	11.66	0.60	2.89	41.21
CCBD	Community Central Bank Corporation	---	7.09	6.80	0.61	7.98	6.21	0.61	7.97	0.55	131.54	0.99	16.1	16.1	125.0	130.7	8.86	0.24	2.07	32.53
CNLA	Community National Bank of the Lakeway /	---	5.61	5.61	-0.28	-4.49	-2.57	-0.25	-4.02	0.02	NM	0.99	NM	NM	194.8	194.8	10.93	0.00	0.00	0.00
CPBC	Community Partners Bancorp	---	12.81	8.04	0.84	8.04	5.44	0.84	8.04	0.00	NM	1.10	18.4	18.4	102.1	171.6	13.09	0.00	0.00	0.00
CSHB	Community Shores Bank Corporation	---	6.38	6.38	0.54	8.29	6.53	0.54	8.29	0.63	164.11	1.22	15.3	15.3	119.3	119.3	7.61	0.00	0.00	0.00
CTBI	Community Trust Bancorp, Inc.	---	8.92	6.84	1.30	14.68	6.31	1.30	14.68	0.74	126.23	1.30	15.9	15.9	223.2	298.0	19.91	1.04	2.66	42.11
CVLL	Community Valley Bancorp	---	8.65	8.65	1.57	18.85	5.99	1.57	18.85	0.06	NM	1.17	16.7	16.7	280.7	280.7	24.28	0.28	1.61	21.15
CWBC	Community West Bancshares	---	9.45	9.45	1.40	14.42	6.58	1.43	14.69	NA	NA	0.97	15.2	14.9	200.1	200.1	18.91	0.24	1.56	21.78
CBSS	Compass Bancshares, Inc.	---	7.75	5.68	1.37	18.24	5.76	1.42	18.86	0.24	365.51	1.19	17.4	16.8	287.6	401.1	22.29	1.56	2.69	45.51
CTBC	Connecticut Bank & Trust Company	---	20.47	20.43	-3.39	-15.26	-14.14	-3.36	-15.13	0.01	NM	1.37	NM	NM	121.7	122.0	24.91	0.00	0.00	0.00
COOP	Cooperative Bankshares, Inc.	---	6.46	6.29	0.84	12.19	5.05	0.80	11.65	0.35	255.51	1.00	19.8	20.7	226.5	232.8	14.63	0.20	1.07	17.72
CORS	Corus Bankshares, Inc.	---	7.96	7.92	2.02	24.63	13.37	1.95	23.75	0.01	NM	0.94	7.5	7.8	160.4	161.3	12.77	1.00	4.58	28.25

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

				Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
CWLZ	Cowlitz Bancorporation	---	11.20	10.81	1.05	8.88	4.73	1.13	9.48	0.25	475.83	1.53	21.2	19.8	169.6	176.7	19.00	0.00	0.00	0.00
CSNT	Crescent Banking Company	---	7.75	7.27	0.80	10.14	4.44	0.80	10.14	0.49	196.44	1.16	22.5	22.5	210.6	225.8	16.32	0.56	1.17	21.23
CRFN	Crescent Financial Corporation	---	9.13	8.40	0.91	10.07	5.09	0.91	10.10	0.06	NM	1.31	19.6	19.6	180.2	197.5	16.44	0.00	0.00	0.00
CVBF	CVB Financial Corp.	---	5.68	5.00	1.37	20.66	6.22	1.39	20.98	0.01	NM	0.90	16.1	15.8	341.9	391.4	19.43	0.36	2.38	38.30
DEAR	Dearborn Bancorp, Inc.	---	11.50	10.60	1.16	9.88	5.80	1.16	9.91	0.65	144.12	1.03	17.3	17.2	153.0	167.7	17.59	0.00	0.00	0.00
DCBK	Desert Community Bank	---	9.33	9.33	1.40	15.66	7.06	1.36	15.23	0.75	94.02	1.10	14.2	14.6	207.1	207.1	19.33	0.16	0.89	12.20
EGBN	Eagle Bancorp, Inc.	---	9.04	9.04	1.25	12.72	4.47	1.21	12.30	0.42	199.02	1.09	22.4	23.1	258.6	258.6	23.38	0.24	1.28	26.37
EPEN	East Penn Financial Corporation	---	5.40	5.40	0.85	14.99	6.24	0.82	14.42	0.23	330.07	1.03	16.0	16.7	233.9	233.9	12.63	0.22	2.59	41.51
EWBC	East West Bancorp, Inc.	---	9.36	6.87	1.54	17.13	5.86	1.50	16.74	0.11	720.71	0.96	17.1	17.5	243.5	341.0	22.79	0.20	0.53	9.09
EVBS	Eastern Virginia Bankshares, Inc.	---	8.02	7.25	0.91	11.39	6.66	0.91	11.35	0.31	268.86	1.08	15.0	15.1	165.1	184.4	13.25	0.64	2.92	42.47
ECBE	ECB Bancorp, Inc.	---	10.25	10.25	0.93	12.40	6.74	0.88	11.79	0.09	NM	1.21	14.8	15.7	166.2	166.2	17.03	0.68	2.00	29.26
EBTC	Enterprise Bancorp, Inc.	---	7.20	6.62	0.97	13.04	7.13	0.97	13.06	0.21	600.29	1.70	14.0	14.0	173.7	190.4	12.52	0.28	1.75	18.42
EFSC	Enterprise Financial Services Corp	---	7.59	6.44	1.03	13.84	3.56	1.08	14.56	0.07	NM	1.30	28.1	26.7	348.0	415.3	26.42	0.18	0.55	14.53
EPIK	Epic Bancorp	---	5.65	5.65	0.82	14.15	7.16	0.83	14.33	0.00	NM	1.10	14.0	13.8	183.6	183.6	10.38	0.16	1.12	14.71
EUBK	EuroBancshares, Inc.	---	6.54	6.54	0.55	7.84	6.93	0.55	7.86	2.20	34.75	1.12	14.4	14.4	111.5	111.5	6.84	0.00	0.00	0.00
EVBN	Evans Bancorp, Inc.	---	7.95	5.46	1.05	13.18	8.48	1.04	13.15	0.22	342.59	1.32	11.8	11.8	153.9	230.2	12.24	0.68	3.24	38.20
EXJF	Exchange National Bancshares, Inc.	---	8.58	4.93	0.96	11.23	8.42	0.96	11.26	0.63	128.03	1.12	11.9	11.9	129.8	234.8	11.13	0.84	2.71	35.63
FFKT	Farmers Capital Bank Corporation	---	9.27	7.26	1.04	11.34	6.22	1.03	11.19	0.58	110.45	1.04	16.1	16.3	176.4	230.5	16.36	1.32	3.57	57.39
FBSS	Fauquier Bankshares, Inc.	---	7.49	7.49	1.24	16.27	6.59	1.22	15.96	0.16	555.17	1.07	15.2	15.5	232.0	232.0	17.36	0.76	3.07	44.79
LION	Fidelity Southern Corporation	---	5.90	5.90	0.74	11.97	6.12	0.73	11.78	0.16	541.29	1.03	16.4	16.6	191.3	191.3	11.29	0.32	1.76	27.93
FITB	Fifth Third Bancorp	---	9.01	6.92	1.41	15.44	6.79	1.39	15.29	0.52	137.16	1.02	14.7	14.9	227.7	303.3	20.49	1.60	4.10	58.87
FISI	Financial Institutions, Inc.	---	8.98	7.12	1.04	12.21	7.30	1.08	12.71	0.85	114.08	1.95	13.7	13.1	172.2	229.0	14.00	0.36	1.53	19.19
FBNC	First Bancorp	---	8.03	5.70	0.92	10.42	5.29	0.91	10.34	0.30	293.59	1.08	18.9	19.1	194.1	280.2	15.58	0.76	3.50	63.48
FBMS	First Bancshares, Inc.	---	5.91	5.91	0.98	15.42	5.03	0.93	14.61	0.19	423.75	1.09	19.9	21.0	272.0	272.0	16.08	0.16	0.72	14.29
BUSE	First Busey Corporation	---	7.42	5.04	1.25	16.92	5.57	1.23	16.68	0.28	356.37	1.27	18.0	18.2	292.2	441.3	21.70	0.64	2.70	48.48
FBIZ	First Business Financial Services, Inc.	---	6.34	5.95	0.61	9.44	7.15	0.61	9.44	0.20	500.07	1.25	14.0	14.0	127.9	136.9	8.12	0.24	1.08	15.09
FCTR	First Charter Corporation	---	7.72	7.25	0.61	8.12	3.54	0.96	12.66	0.31	216.03	0.96	28.2	18.1	224.2	234.4	17.31	0.78	3.21	89.53
FCZA	First Citizens Banc Corp.	---	10.43	6.73	0.91	8.22	6.11	0.90	8.10	NA	NA	1.57	16.4	16.6	138.8	224.1	14.48	1.12	5.66	92.56
FCNCA	First Citizens BancShares, Inc.	---	7.91	7.24	0.81	10.01	5.88	0.81	10.07	0.20	413.49	1.30	17.0	16.9	163.7	180.1	12.95	1.10	0.57	9.71
FCBP	First Community Bancorp	---	19.21	7.16	1.70	10.67	5.41	1.73	10.85	0.34	278.28	1.26	18.5	18.2	164.9	508.6	31.67	1.28	2.21	36.31
FCBC	First Community Bancshares, Inc.	---	10.00	7.14	1.43	14.44	7.16	1.25	12.57	0.21	355.40	1.11	14.0	16.0	198.0	288.0	19.80	1.04	2.97	41.24
FCCO	First Community Corporation	---	11.20	5.48	0.70	6.46	6.17	0.71	6.55	0.01	NM	1.19	16.2	16.0	97.4	212.0	10.90	0.24	1.33	19.82
FFBC	First Financial Bancorp.	---	8.46	7.65	0.71	7.81	3.60	0.74	8.13	0.67	100.63	1.14	27.8	26.1	229.7	256.2	19.43	0.64	3.78	104.92
FFIN	First Financial Bankshares, Inc.	---	10.30	8.01	1.70	16.03	5.20	1.69	15.99	0.17	327.33	1.20	19.3	19.3	303.7	400.5	31.29	1.20	2.93	54.46
THFF	First Financial Corporation	---	12.26	11.87	1.10	8.74	4.99	1.08	8.61	0.80	92.63	1.16	20.0	20.3	176.2	182.8	21.60	0.84	2.37	47.46
FFKY	First Financial Service Corporation	---	8.70	7.71	1.27	14.93	7.34	1.27	14.93	0.83	114.64	1.11	13.6	13.6	193.8	221.1	16.86	0.69	2.30	31.26
FINB	First Indiana Corporation	---	8.34	6.83	1.76	19.51	7.66	1.30	14.39	0.13	NM	2.18	13.1	17.7	251.7	312.1	20.99	0.80	3.05	37.81
FMFC	First M&F Corporation	---	7.86	5.45	0.96	10.88	7.99	0.98	11.15	0.53	196.20	1.47	12.5	12.2	134.0	198.2	10.53	0.52	2.91	36.36
FMAR	First Mariner Bancorp	---	5.35	5.35	0.63	11.94	6.45	0.63	11.94	0.61	142.06	1.24	15.5	15.5	168.2	168.2	9.01	0.00	0.00	0.00
FRME	First Merchants Corporation	---	9.18	5.37	0.95	9.64	6.64	0.95	9.70	0.71	107.68	1.00	15.1	15.0	145.0	258.4	13.31	0.92	3.70	41.82
FMBI	First Midwest Bancorp, Inc.	---	7.99	4.72	1.38	17.54	5.78	1.45	18.44	0.39	184.35	1.24	17.3	16.5	273.6	480.3	21.88	1.10	2.89	50.00
FNSC	First National Bancshares, Inc.	---	6.09	6.09	0.99	15.71	5.35	0.99	15.62	NA	NA	1.04	18.7	18.9	223.6	223.6	13.61	0.00	0.00	0.00
FNLC	First National Lincoln Corporation	---	9.60	NA	1.25	12.42	7.72	1.25	12.42	0.41	133.77	0.73	13.0	13.0	156.5	NA	15.02	0.62	3.68	45.38
FLIC	First of Long Island Corporation	---	9.35	9.33	1.22	12.98	7.05	1.27	13.54	0.01	NM	0.84	14.2	13.6	179.8	180.3	16.81	0.90	2.09	29.61
FRGB	First Regional Bancorp	---	6.27	6.25	1.88	31.07	7.75	1.90	31.43	0.00	NM	1.14	12.9	12.8	318.0	319.1	19.95	0.00	0.00	0.00
FSGI	First Security Group, Inc.	---	12.65	10.03	1.17	8.94	6.25	1.00	7.66	0.52	179.41	1.28	16.0	19.1	144.7	188.1	18.30	0.10	0.88	14.08
FSBK	First South Bancorp, Inc.	---	8.09	7.63	1.93	23.81	4.97	1.93	23.81	0.34	319.80	1.30	20.1	20.1	441.0	469.9	35.66	0.68	2.07	39.26
FSNM	First State Bancorporation	---	8.32	5.54	0.98	12.09	5.36	1.02	12.64	0.48	173.09	1.13	18.7	17.9	204.1	316.1	16.99	0.32	1.27	22.98
FSTF	First State Financial Corporation	---	11.15	11.15	1.27	10.43	4.50	1.27	10.43	0.22	413.71	1.03	22.2	22.2	226.5	226.5	25.26	0.32	1.80	32.50
FUNC	First United Corporation	---	7.20	6.17	1.01	14.28	10.13	1.01	14.23	0.30	157.51	0.64	9.9	9.9	138.3	163.2	9.96	0.76	3.58	35.35

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

				Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
FBMI	Firstbank Corporation	---	8.92	6.89	1.08	12.06	7.30	1.06	11.85	0.81	133.09	1.27	13.7	13.9	157.2	207.8	14.01	0.90	3.75	50.26
FMER	FirstMerit Corporation	---	8.49	7.20	1.20	13.23	6.23	1.21	13.31	0.73	116.55	1.28	16.0	15.9	219.7	262.7	18.65	1.16	4.85	75.84
FLAG	FLAG Financial Corporation	Yes	11.82	5.79	1.17	10.70	4.51	1.22	11.11	0.23	426.39	1.35	22.2	21.2	202.7	442.0	23.96	0.24	0.95	21.05
FNBP	FNB Corporation	---	10.82	7.92	1.26	11.56	6.63	1.26	11.55	0.44	215.82	1.21	15.1	15.1	167.4	236.0	18.11	0.84	2.23	32.40
FNBF	FNB Financial Services Corporation	---	6.75	6.67	0.14	1.94	1.13	0.14	1.94	1.57	113.29	2.43	NM	88.5	152.9	154.3	10.32	0.48	3.20	282.35
FNBN	FNB United Corp.	---	11.26	4.94	1.04	10.34	9.36	1.04	10.34	1.10	79.19	1.23	10.7	10.7	100.0	244.1	11.26	0.60	3.27	36.05
FPBI	FPB Bancorp, Inc.	---	13.78	13.78	0.50	3.30	1.85	0.50	3.30	0.18	564.98	1.41	54.0	54.0	154.5	154.5	21.29	0.00	0.40	0.00
FTBK	Frontier Financial Corporation	---	11.88	10.71	2.21	19.16	4.99	2.15	18.65	0.44	289.80	1.43	20.1	20.6	340.1	382.3	40.39	0.60	2.17	36.23
FULT	Fulton Financial Corporation	---	9.89	5.59	1.33	12.88	6.25	1.32	12.78	0.29	248.67	1.03	16.0	16.1	198.3	367.9	19.61	0.59	3.58	55.46
GBTS	Gateway Financial Holdings, Inc.	---	9.62	8.76	0.38	3.80	2.55	0.32	3.22	0.01	NM	0.96	39.2	45.5	149.2	165.6	14.36	0.20	1.42	29.06
GBTB	GB&T Bancshares, Inc.	---	12.49	7.81	0.91	7.16	5.10	0.90	7.09	0.99	85.52	1.09	19.6	19.8	132.5	223.3	16.55	0.36	1.68	31.53
GABC	German American Bancorp, Inc.	---	8.66	7.51	1.03	11.49	6.62	1.03	11.49	1.24	70.88	1.27	15.1	15.1	170.5	198.8	14.76	0.56	4.08	61.54
GBCI	Glacier Bancorp, Inc.	---	9.02	6.96	1.51	17.06	4.90	1.52	17.11	0.23	460.64	1.52	20.4	20.4	324.8	429.9	29.29	0.68	1.92	37.57
GLBZ	Glen Burnie Bancorp	---	7.77	7.77	0.86	10.40	6.57	0.85	10.27	0.11	609.01	1.17	15.2	15.4	163.7	163.7	12.73	0.48	2.81	47.77
GSBC	Great Southern Bancorp, Inc.	---	7.11	7.05	1.13	15.08	5.70	1.15	15.35	1.17	97.47	1.52	17.5	17.2	257.1	259.3	18.27	0.60	2.00	33.92
GBBK	Greater Bay Bancorp	---	11.05	7.42	1.46	13.26	6.61	1.45	13.23	0.44	219.71	1.50	15.1	15.2	199.2	336.0	19.51	0.63	2.26	33.83
GFLS	Greater Community Bancorp	---	7.62	6.39	1.02	14.00	6.87	1.04	14.30	0.19	564.16	1.40	14.5	14.2	194.9	235.4	14.85	0.56	3.57	49.42
GCBS	Greene County Bancshares, Inc.	---	10.62	8.47	1.17	11.41	5.33	1.17	11.41	0.47	263.55	1.45	17.9	18.8	200.3	257.0	21.27	0.48	1.33	30.69
GVBK	Greenville First Bancshares, Inc.	---	7.02	7.02	0.71	9.11	4.80	0.96	12.23	0.50	186.03	1.12	20.8	14.7	170.0	170.0	11.94	0.00	0.00	0.00
GFED	Guaranty Federal Bancshares, Inc.	---	8.59	8.58	1.33	14.50	7.72	NA	NA	NA	NA	1.19	13.0	NA	178.0	178.1	15.29	0.68	2.39	30.23
HABC	Habersham Bancorp	---	11.10	10.30	1.06	9.62	6.72	1.08	9.81	0.86	95.80	1.18	14.9	14.6	139.0	151.0	15.42	0.36	1.47	21.34
HMPR	Hampton Roads Bankshares, Inc.	---	15.09	15.09	1.42	11.42	5.87	1.44	11.58	0.37	227.31	1.13	17.0	16.8	172.8	172.8	26.07	0.40	3.40	57.97
HBHC	Hancock Holding Company	---	8.00	6.94	1.16	13.32	3.51	1.08	12.43	0.25	457.10	2.33	28.5	30.2	367.1	429.0	29.36	0.96	1.73	43.59
HAFC	Hanmi Financial Corporation	---	12.45	6.93	1.77	13.97	6.10	1.77	13.97	0.33	224.54	0.98	16.4	16.4	216.8	414.3	27.00	0.24	1.20	18.85
HNBC	Harleysville National Corporation	---	8.63	7.27	1.22	13.85	6.07	1.11	12.65	0.36	179.17	1.01	16.5	18.0	220.2	265.4	19.01	0.76	3.61	60.27
HTLF	Heartland Financial USA, Inc.	---	6.52	5.02	0.81	12.16	5.06	0.84	12.53	0.48	211.12	1.41	19.8	19.2	233.6	308.5	15.23	0.36	1.33	26.28
HTBK	Heritage Commerce Corp	---	10.78	10.78	1.50	15.21	5.64	1.52	15.43	0.15	564.39	1.22	17.7	17.5	250.4	250.4	26.98	0.20	0.80	14.18
HFWA	Heritage Financial Corporation	---	9.09	7.55	1.42	15.41	6.33	1.46	15.85	0.34	344.48	1.35	15.8	15.4	225.5	276.6	20.51	0.82	3.17	48.17
HEOP	Heritage Oaks Bancorp	---	9.10	8.04	1.38	14.78	6.19	1.38	14.77	0.03	NM	0.92	16.2	16.2	218.5	250.0	19.88	0.32	1.92	32.04
HOMB	Home Bancshares, Inc.	---	10.29	8.14	0.75	8.61	4.43	0.75	8.64	0.42	296.44	1.90	22.6	23.6	177.2	239.8	18.24	0.10	0.45	2.55
HOMF	Home Federal Bancorp	---	8.07	7.89	0.75	8.76	6.06	0.75	8.76	0.52	150.90	1.02	16.5	16.5	142.2	145.7	11.48	0.80	2.97	47.55
HBNC	Horizon Bancorp	---	4.83	4.12	0.69	13.46	8.85	0.70	13.75	0.13	621.43	1.11	11.3	11.1	152.2	179.8	7.35	0.56	2.15	24.24
HRZB	Horizon Financial Corp.	---	9.61	9.57	1.51	14.91	5.35	1.55	15.30	0.12	NM	1.48	18.7	18.2	266.4	268.3	25.59	0.63	2.02	35.92
HBAN	Huntington Bancshares Incorporated	---	8.10	6.46	1.26	15.59	7.51	1.29	15.89	0.52	151.98	1.08	13.3	13.1	195.9	250.0	15.88	1.00	4.12	53.02
IBKC	IBERIABANK Corporation	---	8.95	5.78	0.83	8.82	3.62	0.87	9.24	0.20	597.42	1.78	27.7	26.4	235.9	377.5	21.10	1.28	1.97	50.21
INDB	Independent Bank Corp.	---	7.40	5.57	1.13	14.82	6.31	1.14	14.95	0.17	544.16	1.31	15.9	15.7	234.9	318.3	17.38	0.64	1.86	29.03
IBCP	Independent Bank Corporation	---	7.45	5.66	1.39	18.52	7.99	1.37	18.20	0.76	94.06	0.91	12.5	12.7	221.8	297.4	16.52	0.80	3.23	38.48
IBNK	Integra Bank Corporation	---	8.15	6.38	1.00	12.38	5.89	1.00	12.30	0.30	252.01	1.17	17.0	17.1	207.9	270.5	16.93	0.68	2.57	42.31
ITYC	Integrity Bancshares, Inc.	---	7.51	7.51	1.11	12.53	4.06	1.09	12.33	0.44	179.84	0.93	24.7	25.1	275.8	275.8	20.71	0.00	0.00	0.00
IFCJ	Interchange Financial Services Corporation	Yes	11.09	6.94	1.20	11.15	4.21	1.20	11.09	0.25	259.92	0.94	23.8	23.9	252.9	423.2	28.04	0.40	1.75	40.63
IBOC	International Bancshares Corporation	---	7.37	4.44	1.23	16.13	6.49	1.32	17.21	NA	NA	1.40	15.4	14.4	246.1	421.0	18.13	0.70	2.28	35.18
IBCA	Intervest Bancshares Corporation	---	8.34	8.34	1.37	17.65	6.99	1.37	17.65	0.25	385.95	1.12	14.3	14.4	214.9	214.9	17.92	0.00	0.00	0.00
IFIN	Investors Financial Services Corp.	---	7.03	6.42	1.28	19.75	5.36	1.27	19.47	0.00	NM	0.03	18.7	18.9	331.3	364.9	23.28	0.09	0.21	3.74
ITLA	ITLA Capital Corporation	---	6.52	6.43	0.85	12.60	7.98	0.85	12.60	1.18	123.53	1.74	12.5	12.5	139.4	141.5	9.09	0.60	1.08	10.18
JAXB	Jacksonville Bancorp, Inc.	---	6.75	6.75	0.92	12.97	4.06	0.92	12.97	0.05	NM	0.92	24.7	24.7	288.1	288.1	19.44	0.00	0.00	0.00
JFBC	Jeffersonville Bancorp	---	10.33	10.33	1.31	12.09	6.47	1.27	11.74	0.61	147.28	1.45	15.5	15.9	189.4	189.4	19.56	0.44	2.45	40.52
LBAI	Lakeland Bancorp, Inc.	---	8.71	4.82	0.90	10.53	6.43	0.91	10.61	NA	NA	0.87	15.6	15.4	156.8	295.5	13.66	0.40	2.86	42.86
LKFN	Lakeland Financial Corporation	---	7.06	6.75	1.16	16.25	6.26	1.13	15.84	0.86	92.02	1.07	16.0	16.4	237.5	249.0	16.76	0.50	2.00	31.41
LARK	Landmark Bancorp, Inc.	---	7.70	4.95	0.98	11.70	8.45	0.94	11.20	0.88	77.15	1.01	11.8	12.4	133.5	213.8	10.27	0.68	2.49	29.09
FLPB	Leesport Financial Corp.	---	9.61	5.45	0.94	9.45	7.00	0.92	9.25	0.57	128.47	1.03	14.3	14.6	134.0	247.0	12.87	0.76	3.17	42.43

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
LBBB	Liberty Bell Bank	---	12.28	12.28	-1.50	-10.07	-7.17	-1.41	-9.47	0.07	879.45	0.97	NM	NM	149.3	149.3	18.33	0.00	0.00	0.00
LNBB	LNB Bancorp, Inc.	---	8.12	7.79	0.88	10.20	6.51	0.88	10.21	0.95	83.66	1.09	15.4	15.4	160.0	167.5	12.99	0.72	4.34	66.67
LXBK	LSB Bancshares, Inc.	---	9.24	9.19	0.84	8.91	5.44	0.84	8.91	0.90	95.99	1.12	18.4	18.4	164.8	165.7	15.22	0.68	3.85	70.83
MCBC	Macatawa Bank Corporation	---	7.60	6.43	1.17	15.32	5.84	1.17	15.32	0.42	263.04	1.33	17.1	17.1	245.3	293.7	18.64	0.48	2.05	34.20
MFNC	Mackinac Financial Corporation	---	7.71	7.64	-0.28	-3.13	-2.25	-0.11	-1.19	0.14	NM	1.91	NM	NM	139.9	141.2	10.78	0.00	0.00	0.00
MSFG	MainSource Financial Group, Inc.	---	10.10	5.22	1.07	10.73	7.37	1.18	11.88	0.90	67.20	0.93	13.6	12.2	132.1	269.4	13.34	0.56	3.17	41.92
MBFI	MB Financial, Inc.	---	8.65	6.48	1.14	12.86	5.98	1.17	13.25	0.29	269.60	1.14	16.7	16.3	208.0	281.4	18.00	0.72	1.91	27.88
MBTF	MBT Financial Corp.	---	8.68	8.67	0.55	5.79	3.38	0.75	7.87	2.03	53.94	1.71	29.6	21.7	183.5	183.7	15.93	0.72	4.77	135.29
MBWM	Mercantile Bank Corporation	---	8.27	8.27	1.04	12.47	6.20	1.02	12.18	0.47	232.44	1.28	16.1	16.5	188.4	188.4	15.58	0.52	1.32	20.41
MRBK	Mercantile Bankshares Corporation	Yes	13.32	9.49	1.77	12.93	5.21	1.77	12.96	0.17	487.68	1.18	19.2	19.1	243.7	357.4	32.47	1.12	2.51	46.06
MBVT	Merchants Bancshares, Inc.	---	5.71	5.68	1.05	17.39	7.57	1.06	17.51	0.19	307.07	1.03	13.2	13.1	230.2	231.7	13.15	1.12	4.77	62.36
MERB	Merrill Merchants Bancshares, Inc.	---	8.20	8.11	1.44	17.39	7.16	1.43	17.26	NA	NA	1.30	14.0	14.1	232.6	235.4	19.08	0.72	3.07	41.07
MCBI	MetroCorp Bancshares, Inc.	---	8.18	6.38	1.13	13.25	4.92	1.14	13.25	0.97	112.16	1.56	20.3	20.3	258.0	337.1	21.10	0.16	0.70	14.16
MBRG	Middleburg Financial Corporation	---	7.09	6.40	1.11	15.09	6.01	1.11	15.16	0.03	NM	0.98	16.6	16.6	242.0	270.4	17.16	0.76	2.19	36.36
MDST	Mid-State Bancshares	---	11.48	9.38	1.53	13.25	4.99	1.54	13.29	0.01	NM	0.75	20.0	20.0	263.6	330.3	30.25	0.72	2.26	45.28
MBHI	Midwest Banc Holdings, Inc.	---	9.02	8.93	1.17	13.13	5.12	0.91	10.21	0.68	129.04	1.46	19.5	25.5	255.3	256.4	23.04	0.52	2.10	39.37
OSKY	MidWestOne Financial Group, Inc.	---	8.53	6.58	0.95	10.85	8.76	0.95	10.90	0.44	183.19	1.00	11.4	11.4	119.0	157.6	10.16	0.72	3.73	41.42
MBVA	Millennium Bankshares Corporation	---	9.73	9.73	0.50	4.49	2.72	0.61	5.46	0.30	222.64	1.10	36.8	36.8	166.6	166.6	16.21	0.08	0.91	33.33
MCBF	Monarch Community Bancorp, Inc.	---	14.06	10.70	0.47	3.28	4.75	0.47	3.27	1.21	74.58	1.12	21.1	21.2	73.5	100.5	10.34	0.24	2.15	45.28
MNRK	Monarch Financial Holdings, Inc.	---	8.31	8.31	0.98	9.90	4.09	0.98	9.90	0.00	NM	0.99	24.4	24.4	220.6	220.6	18.32	0.00	0.00	0.00
MROE	Monroe Bancorp	---	6.86	6.86	1.06	14.83	6.69	1.06	14.77	0.18	432.17	1.04	15.0	15.0	213.1	213.1	14.63	0.48	2.87	42.86
NARA	Nara Bancorp, Inc.	---	8.18	7.92	1.72	21.83	6.48	1.72	21.87	0.21	444.64	1.14	15.4	15.4	298.3	309.0	24.39	0.11	0.58	9.02
NKSH	National Bankshares, Inc.	---	11.57	9.84	1.52	13.63	7.71	NA	NA	NA	NA	1.06	13.0	NA	166.9	200.1	19.31	0.72	3.08	40.00
MBLAE	National Mercantile Bancorp	---	7.94	7.09	0.99	11.51	5.97	0.99	11.51	0.07	NM	1.32	16.8	16.8	183.2	207.9	14.21	0.00	0.00	0.00
NPBC	National Penn Bancshares, Inc.	---	9.93	4.75	1.28	13.21	6.29	1.27	13.11	0.18	630.26	1.68	15.9	16.0	194.6	429.9	19.32	0.64	3.05	48.55
NBTF	NB&T Financial Group, Inc.	---	8.98	8.09	0.33	3.67	3.25	0.34	3.73	1.26	57.95	1.08	30.8	30.2	119.1	133.6	10.70	1.08	5.16	157.35
NBTB	NBT Bancorp Inc.	---	7.56	5.36	1.18	15.30	6.68	1.21	15.65	0.27	377.62	1.50	15.0	14.6	217.5	314.1	16.44	0.76	3.13	46.91
NCBC	New Century Bancorp, Inc.	---	7.93	7.93	0.98	12.46	4.71	0.98	12.46	0.21	601.99	1.65	21.2	21.3	233.3	233.3	18.50	0.00	0.00	0.00
NXTY	Nexity Financial Corporation	---	7.12	7.02	0.68	8.95	5.04	0.66	8.67	0.19	433.57	1.25	19.8	20.5	164.7	167.3	11.73	0.00	0.00	0.00
NBAN	North Bay Bancorp	---	8.25	8.15	1.13	13.48	5.86	1.13	13.48	0.01	NM	1.12	17.1	17.1	220.3	223.3	18.17	0.14	0.51	8.71
NOVB	North Valley Bancorp	---	7.69	5.85	1.03	13.13	6.59	1.03	13.13	0.13	737.07	1.30	15.2	15.2	192.9	258.7	14.83	0.40	2.20	33.33
NREB	Northern Empire Bancshares	Yes	8.79	8.79	1.47	16.79	5.35	1.47	16.79	0.01	NM	0.99	18.7	18.7	280.1	280.1	24.62	0.00	0.00	0.00
NSFC	Northern States Financial Corporation	---	10.21	8.68	0.27	2.72	2.40	0.26	2.65	4.45	27.94	2.19	41.7	42.7	113.6	135.9	11.60	0.60	3.20	82.22
NTRS	Northern Trust Corporation	---	7.14	6.19	1.28	17.37	4.69	1.35	18.32	0.10	245.40	0.63	21.3	20.2	346.3	403.4	24.73	0.92	1.52	32.39
NRIM	Northrim BanCorp, Inc.	---	10.05	9.31	1.35	13.74	7.18	1.35	13.74	0.74	177.30	1.59	13.9	13.9	181.6	197.8	18.26	0.50	1.90	24.00
NWFI	Northway Financial, Inc.	---	7.86	5.91	0.44	5.50	5.64	0.62	7.79	0.38	232.76	1.13	17.7	12.3	97.3	133.0	7.65	0.80	2.44	41.08
NWFL	Norwood Financial Corp.	---	10.81	10.76	1.33	11.90	6.47	1.34	11.99	0.07	NM	1.27	15.5	15.3	177.6	178.5	19.19	0.84	2.69	40.59
OAKF	Oak Hill Financial, Inc.	---	7.50	6.66	1.06	14.21	9.04	1.06	14.14	1.31	83.05	1.33	11.1	11.1	149.5	169.8	11.21	0.76	2.90	32.07
OLCB	Ohio Legacy Corp	---	8.08	7.93	0.12	1.37	1.22	0.12	1.37	0.31	243.37	0.98	NM	81.9	110.4	112.7	8.92	0.00	0.00	0.00
OVBC	Ohio Valley Banc Corp.	---	7.92	7.77	0.98	12.40	6.78	0.98	12.40	NA	NA	1.32	14.7	14.7	175.7	179.5	13.92	0.68	2.67	38.15
OLBK	Old Line Bancshares, Inc.	---	17.33	17.33	0.89	5.52	3.81	0.89	5.52	0.00	NM	0.93	26.2	26.2	137.4	137.4	23.81	0.12	1.09	26.19
OPOF	Old Point Financial Corporation	---	8.94	8.94	0.89	9.56	5.89	0.89	9.56	NA	NA	0.81	17.0	17.0	155.8	155.8	13.92	0.72	2.51	40.83
OSBC	Old Second Bancorp, Inc.	---	6.41	6.32	1.18	17.90	6.42	1.16	17.73	0.18	378.21	0.92	15.6	15.7	269.2	273.2	17.25	0.56	1.80	27.00
OMEF	Omega Financial Corporation	---	16.71	8.75	1.11	6.71	5.43	1.08	6.50	1.42	53.93	1.25	18.4	19.0	123.2	263.3	20.58	1.24	3.96	72.94
OFSI	Omni Financial Services, Inc.	---	6.13	5.19	NA	NA	NA	NA	NA	1.19	79.67	1.30	NA	NA	225.4	268.5	13.82	0.00	0.00	NA
OPHC	OptimumBank Holdings, Inc.	---	8.95	8.95	0.90	9.88	5.79	0.87	9.56	0.00	NM	0.50	16.7	17.8	154.2	154.2	13.80	0.00	0.00	0.00
PABK	PAB Bankshares, Inc.	---	8.39	7.87	1.35	15.54	6.56	1.38	15.87	0.13	772.71	1.36	15.2	14.9	229.6	246.2	19.26	0.56	2.61	37.23
PCBC	Pacific Capital Bancorp	---	8.32	NA	1.52	18.86	8.22	1.53	18.97	0.27	278.80	1.03	12.2	12.1	211.4	281.5	17.60	0.88	3.26	39.64
PCBK	Pacific Continental Corporation	---	10.71	8.05	1.61	15.77	6.28	1.61	15.82	0.06	NM	1.14	15.9	15.9	214.7	294.2	22.99	0.32	1.76	27.19
PMBC	Pacific Mercantile Bancorp	---	8.01	8.01	0.68	8.29	3.77	0.71	8.64	0.06	953.32	0.78	26.5	25.4	209.1	209.1	16.74	0.00	0.00	0.00

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
PSBC	Pacific State Bancorp	---	7.50	7.24	1.61	22.40	6.68	1.65	23.01	0.00	NM	0.92	15.0	14.6	271.0	281.3	20.31	0.00	0.00	0.00
PKBK	Parke Bancorp, Inc.	---	8.71	8.71	1.38	14.99	6.98	1.38	14.99	0.67	184.88	1.40	14.3	14.3	171.7	171.7	14.96	0.00	0.00	0.00
PNBK	Patriot National Bancorp, Inc.	---	5.68	5.52	0.35	5.73	2.10	0.35	5.73	0.93	106.06	1.21	47.7	47.7	262.1	269.8	14.88	0.18	0.70	31.48
PWOD	Penns Woods Bancorp, Inc.	---	12.43	11.97	1.82	14.09	7.21	1.60	12.39	NA	NA	1.13	13.9	15.8	198.7	207.5	24.70	1.76	4.86	65.13
COBH	Pennsylvania Commerce Bancorp, Inc.	---	5.25	5.25	0.48	8.60	4.73	0.49	8.78	0.19	291.39	1.06	21.2	20.7	171.8	171.8	8.92	0.00	0.00	0.00
PEBO	Peoples Bancorp Inc.	---	9.93	6.50	1.21	12.24	6.81	1.20	12.13	0.56	146.20	1.38	14.7	14.8	176.1	281.1	17.49	0.84	2.71	38.86
PEBK	Peoples Bancorp of North Carolina, Inc.	---	7.66	7.66	1.18	15.51	7.94	1.26	16.56	0.48	212.96	1.30	12.6	11.8	180.6	180.6	13.83	0.44	1.53	18.34
PBTC	Peoples BancTrust Company, Inc.	---	9.64	8.95	1.01	10.05	7.61	1.01	10.07	NA	NA	0.99	13.1	13.1	128.6	139.5	12.39	0.48	2.63	33.81
PFBX	Peoples Financial Corporation	---	10.27	10.27	0.72	6.60	3.89	0.72	6.59	0.66	190.63	2.75	14.7	25.8	167.6	167.6	17.21	0.42	1.54	22.04
PNFP	Pinnacle Financial Partners, Inc.	---	12.02	5.95	0.91	9.88	2.70	0.98	10.66	0.17	428.66	1.07	37.0	34.8	228.9	494.3	27.52	0.00	0.00	0.00
PLSB	Placer Sierra Bancshares	---	14.52	6.15	1.31	11.55	6.72	1.34	11.82	0.11	702.41	1.21	14.9	14.6	136.8	354.4	19.87	0.60	2.50	31.68
PLBC	Plumas Bancorp	---	6.98	6.69	1.08	15.98	5.85	1.08	15.98	0.32	244.94	1.09	17.1	17.1	255.7	267.9	17.86	0.26	1.55	24.49
BPOP	Popular, Inc.	---	7.75	NA	0.88	11.76	8.37	0.89	11.82	NA	NA	1.53	12.0	11.9	145.8	NA	10.75	0.64	3.55	42.38
PBIB	Porter Bancorp, Inc.	---	7.45	6.22	NA	NA	NA	NA	NA	1.24	100.12	1.55	NA	NA	187.9	224.0	14.01	0.00	0.00	NA
PFBC	Preferred Bank	---	11.00	10.99	1.83	16.04	4.79	1.83	16.04	0.04	NM	1.06	20.9	20.9	304.5	304.5	33.48	0.80	1.34	26.92
PREM	Premier Community Bankshares, Inc.	---	8.02	NA	1.01	13.41	6.79	1.02	13.57	NA	NA	0.92	14.7	14.6	168.5	NA	13.51	0.25	1.20	17.61
PFBI	Premier Financial Bancorp, Inc.	---	10.58	7.88	1.17	11.54	8.00	1.21	11.92	1.64	81.82	2.10	12.5	12.1	137.4	190.5	14.53	0.20	1.34	4.20
PRWT	PremierWest Bancorp	---	11.53	9.45	1.55	13.63	4.95	1.55	13.63	0.12	924.48	1.24	20.2	20.6	259.7	324.3	27.68	0.00	0.00	11.62
PNBC	Princeton National Bancorp, Inc.	---	6.76	3.80	0.81	11.90	6.68	0.79	11.70	0.51	63.69	0.53	15.0	15.2	174.6	321.0	11.81	1.00	3.03	50.91
PVTB	PrivateBancorp, Inc.	---	6.92	5.25	1.04	15.35	3.98	1.05	15.50	0.06	NM	1.10	25.2	24.9	340.1	456.4	23.53	0.24	0.55	12.93
PRSP	Prosperity Bancshares, Inc.	---	14.02	4.56	1.42	10.81	5.21	1.42	10.82	0.03	NM	1.10	19.2	19.2	182.1	620.6	25.53	0.40	1.13	21.74
PBKS	Provident Bankshares Corporation	---	9.74	5.85	1.19	11.81	5.87	1.17	11.64	0.50	138.69	1.18	17.0	17.3	202.4	351.5	19.71	1.18	3.06	50.88
PCBS	Provident Community Bancshares, Inc.	---	6.37	5.56	0.74	10.78	7.43	0.75	10.95	0.41	165.21	1.19	13.5	13.3	145.6	168.2	9.27	0.44	2.33	30.00
PSBI	PSB Bancorp, Inc.	Yes	8.33	NA	-1.08	-11.75	-7.88	0.03	0.35	0.53	118.33	0.87	NM	NM	174.0	NA	14.50	0.00	0.00	0.00
QCRH	QCR Holdings, Inc.	---	4.86	4.59	0.41	7.81	5.32	0.45	8.46	0.67	125.18	1.12	18.8	17.3	140.0	148.6	6.80	0.08	0.46	8.70
RNST	Renasant Corporation	---	9.63	5.90	1.08	10.93	5.22	1.07	10.81	0.49	154.38	1.08	19.2	19.4	204.7	347.4	19.71	0.64	2.01	36.95
RBNC	Republic Bancorp Inc.	Yes	6.42	6.36	1.09	16.48	6.61	1.08	16.30	1.05	64.62	0.88	15.1	15.3	248.8	251.1	15.96	0.44	3.23	48.89
RBCAA	Republic Bancorp, Inc.	---	8.06	8.06	1.09	13.50	7.03	1.01	12.59	0.26	149.69	0.49	14.2	15.2	180.8	180.8	14.56	0.40	1.89	24.87
FRBK	Republic First Bancorp, Inc.	---	8.05	8.05	1.28	15.58	7.63	1.28	15.58	0.40	223.45	1.05	13.1	13.1	184.7	184.7	14.87	0.00	0.00	0.00
RCBK	River City Bank	---	20.80	20.80	-0.36	-1.37	-0.92	-0.36	-1.37	0.22	290.12	1.00	NM	NM	126.0	126.0	26.20	0.00	0.00	0.00
RBPAA	Royal Bancshares of Pennsylvania, Inc.	---	11.47	11.47	2.34	19.91	8.50	1.67	14.16	0.62	135.79	1.80	11.8	16.6	228.1	228.1	26.16	1.10	3.96	46.38
RBNF	Rurban Financial Corp.	---	9.79	7.73	0.28	2.62	2.40	0.37	3.47	1.07	75.03	1.23	41.7	30.0	104.7	136.0	10.25	0.20	1.78	74.07
STBA	S&T Bancorp, Inc.	---	10.22	8.77	1.71	15.46	6.28	1.60	14.43	0.74	157.13	1.47	15.9	17.1	249.7	295.8	25.53	1.16	3.54	56.31
SYBT	S.Y. Bancorp, Inc.	---	9.69	9.64	1.71	17.77	5.15	1.71	17.77	0.77	119.64	1.14	19.4	19.4	328.0	329.7	31.77	0.60	2.03	35.99
SASR	Sandy Spring Bancorp, Inc.	---	8.77	7.95	1.38	15.70	6.10	1.31	14.97	0.10	705.86	1.06	16.4	17.2	243.8	271.2	21.37	0.88	2.35	38.60
SAVB	Savannah Bancorp, Inc.	---	7.90	7.90	1.37	17.67	6.39	1.38	17.90	0.33	335.72	1.30	15.7	15.5	254.2	254.2	20.09	0.56	1.66	25.81
SCBT	SCBT Financial Corporation	---	7.46	NA	0.97	12.93	5.25	0.99	13.19	0.22	475.97	1.27	19.1	18.7	229.3	299.1	17.11	0.68	1.67	31.78
SBCF	Seacoast Banking Corporation of Florida	---	8.40	6.18	1.10	14.10	4.51	1.12	14.44	0.02	NM	0.76	22.2	21.7	277.8	387.0	23.33	0.60	2.02	44.78
SBKC	Security Bank Corporation	---	13.06	8.03	1.28	11.52	5.63	1.28	11.52	0.97	95.31	1.20	17.8	17.8	165.5	281.2	21.61	0.30	1.23	21.17
SHBI	Shore Bancshares, Inc.	---	11.97	10.59	1.60	13.38	5.49	1.61	13.41	0.14	460.05	0.82	18.2	18.2	234.0	268.5	28.01	0.60	2.02	35.38
SHBK	Shore Financial Corporation	---	9.30	9.15	1.14	12.02	7.40	1.14	12.00	0.24	454.89	1.35	13.5	13.5	156.1	158.9	14.52	0.28	1.82	21.49
BSRR	Sierra Bancorp	---	7.27	6.82	1.77	23.63	5.23	1.84	24.66	0.06	NM	1.26	19.1	18.3	407.0	435.5	29.58	0.56	1.61	28.57
SBNY	Signature Bank	---	7.56	7.56	0.71	8.63	3.22	NA	NA	0.19	131.55	0.86	31.1	NA	262.5	262.5	19.85	0.00	0.00	0.00
SFNC	Simmons First National Corporation	---	9.52	7.19	1.08	11.19	6.08	1.08	11.19	0.48	209.29	1.49	16.4	16.4	178.5	242.4	16.98	0.68	2.19	34.92
SKYF	Sky Financial Group, Inc.	---	10.00	6.53	1.29	12.89	7.28	1.33	13.27	0.96	95.50	1.29	13.7	13.3	172.7	274.5	17.26	0.92	3.68	50.55
SFBC	Slade's Ferry Bancorp.	---	8.23	7.90	0.62	7.27	4.75	0.65	7.65	0.07	990.02	1.01	21.1	20.0	153.0	159.9	12.60	0.36	1.97	41.38
SMTB	Smithtown Bancorp, Inc.	---	6.26	5.98	1.44	22.58	4.80	1.44	22.59	0.00	NM	0.90	20.9	20.8	433.7	454.8	27.13	0.16	0.54	11.19
SOMH	Somerset Hills Bancorp	---	10.50	10.09	1.04	9.69	4.60	1.04	9.69	0.00	NM	1.07	21.8	21.7	174.5	182.5	18.32	0.12	0.92	21.33
TSFG	South Financial Group, Inc.	---	10.55	5.94	0.42	4.14	3.12	0.65	6.33	0.36	214.48	1.15	32.0	20.8	132.6	247.6	13.99	0.68	2.59	82.93
SOCB	Southcoast Financial Corporation	---	14.75	14.75	1.14	8.43	4.96	0.73	5.43	0.45	208.19	1.23	20.2	30.1	153.9	153.9	22.69	0.00	0.00	0.00

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

				Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
SCMF	Southern Community Financial Corp.	---	9.91	6.33	0.32	3.15	2.31	0.55	5.34	0.17	565.43	1.32	43.3	25.2	130.9	213.0	12.97	0.14	1.41	56.52
SMBC	Southern Missouri Bancorp, Inc.	---	7.57	6.95	0.80	10.83	8.23	0.80	10.83	0.08	765.06	0.73	12.2	12.2	126.4	138.8	9.57	0.36	2.39	29.03
SBSI	Southside Bancshares, Inc.	---	5.61	5.60	0.79	13.10	4.19	0.77	12.79	0.17	226.94	1.00	23.9	24.5	309.2	309.6	17.34	0.44	1.66	40.41
OKSB	Southwest Bancorp, Inc.	---	8.35	8.34	1.08	13.39	5.96	1.09	13.51	1.24	97.41	1.48	16.8	16.6	209.5	209.7	17.49	0.33	1.22	20.03
SJOE	St. Joseph Capital Corporation	---	6.00	6.00	0.60	9.53	5.23	0.60	9.52	0.02	NM	1.02	19.1	19.2	167.8	167.8	10.06	0.24	0.86	15.86
STBC	State Bancorp, Inc.	---	3.66	3.52	-2.29	-46.35	-17.90	0.83	16.70	0.22	456.02	1.74	NM	20.0	347.0	362.3	12.72	0.60	3.23	NM
SNBI	State National Bancshares, Inc.	Yes	13.37	6.77	1.17	9.18	4.16	1.22	9.53	0.57	140.40	1.19	24.1	23.2	209.0	443.9	27.94	0.40	1.05	18.99
SBIB	Sterling Bancshares, Inc.	---	9.08	6.91	1.11	12.21	4.40	1.11	12.16	0.38	219.56	1.11	22.7	22.8	272.7	367.1	24.75	0.28	1.35	29.67
STNJ	Sterling Bank	---	10.04	10.04	0.45	4.54	2.85	0.45	4.54	0.37	97.26	0.51	35.0	35.0	155.9	155.9	15.66	0.11	1.02	35.72
STSA	Sterling Financial Corporation	---	6.39	4.86	0.83	12.03	5.09	0.82	11.86	0.13	604.18	1.12	19.6	19.9	236.0	315.1	15.08	0.28	0.81	14.20
SLFI	Sterling Financial Corporation	---	9.77	6.88	1.39	13.69	5.95	1.36	13.37	0.22	327.31	1.00	16.8	17.2	222.8	327.4	21.77	0.60	2.57	41.01
SUBK	Suffolk Bancorp	---	7.65	7.59	1.63	23.02	6.48	1.63	23.03	0.10	555.50	0.85	15.4	15.4	323.1	325.6	24.71	0.88	2.58	38.91
SUFB	SuffolkFirst Bank	---	13.61	13.61	0.75	5.21	3.13	0.75	5.20	0.00	NM	1.11	31.9	32.0	155.5	155.5	21.17	0.00	0.00	0.00
SBIT	Summit Bancshares, Inc.	Yes	7.54	6.67	1.16	15.62	3.64	1.16	15.62	0.84	104.75	1.21	27.5	27.5	401.9	458.7	30.30	0.32	1.13	30.10
SBGA	Summit Bank Corporation	Yes	8.79	NA	1.17	15.86	4.70	1.17	15.86	0.66	137.28	1.33	21.3	21.3	286.9	352.7	25.22	0.40	1.72	36.70
SMMF	Summit Financial Group, Inc.	---	6.49	6.23	1.04	15.09	8.70	1.14	16.46	0.17	345.57	0.77	11.5	10.5	168.2	175.7	10.92	0.32	1.77	20.38
SSBI	Summit State Bank	---	9.24	7.95	1.00	11.73	7.10	1.00	11.73	0.32	380.06	1.45	14.1	14.1	159.2	187.7	14.71	0.36	2.75	9.68
SNBC	Sun Bancorp, Inc.	---	10.29	5.72	0.54	5.51	4.32	0.55	5.52	0.45	174.94	1.10	23.1	23.1	118.4	223.7	12.18	0.00	0.00	0.00
SUSQ	Susquehanna Bancshares, Inc.	---	10.96	6.99	1.09	10.37	6.81	1.04	9.94	0.37	197.34	1.05	14.7	15.3	145.5	238.5	15.95	0.96	3.78	55.49
SBBX	Sussex Bancorp	---	10.10	9.26	0.79	7.44	4.92	0.78	7.37	0.33	275.86	1.25	20.3	20.5	143.1	157.2	14.45	0.28	1.81	27.63
SIVB	SVB Financial Group	---	10.38	10.10	1.60	15.01	4.70	1.49	13.97	0.24	284.67	1.28	21.3	22.9	288.6	297.6	29.96	0.00	0.00	0.00
TAYC	Taylor Capital Group, Inc.	---	6.70	6.05	0.93	13.86	8.83	0.93	13.86	0.88	123.37	1.48	11.3	11.3	150.4	167.7	10.08	0.24	0.78	8.86
TFIN	Team Financial, Inc.	---	6.38	4.61	0.58	7.62	6.32	0.60	8.00	0.94	85.04	1.25	15.8	15.1	122.0	172.0	7.77	0.32	2.06	32.65
TMCV	Temecula Valley Bancorp, Inc.	---	6.61	6.61	1.81	26.37	7.05	1.81	26.37	0.17	583.14	1.10	14.2	14.2	309.3	309.3	20.43	0.00	0.00	0.00
TNCC	Tennessee Commerce Bancorp, Inc.	---	5.52	5.52	0.91	13.71	4.21	0.91	13.71	0.92	119.14	1.27	23.8	23.8	282.3	282.3	15.58	0.00	0.00	0.00
TCBI	Texas Capital Bancshares, Inc.	---	6.58	6.24	0.93	13.11	5.54	0.93	13.11	0.23	251.58	0.76	18.0	18.0	207.8	233.7	13.68	0.00	0.00	0.00
TRBS	Texas Regional Bancshares, Inc.	Yes	9.85	6.97	1.16	11.83	3.65	1.16	11.81	1.15	76.09	1.42	27.4	27.5	309.4	450.9	30.48	0.56	1.45	36.62
TXUI	Texas United Bancshares, Inc.	Yes	9.31	4.09	0.89	9.90	4.27	0.92	10.23	0.36	167.97	0.88	23.4	22.7	212.9	512.5	19.82	0.32	0.95	22.22
TIBB	TIB Financial Corp.	---	6.54	6.46	1.18	17.09	6.41	0.79	11.40	0.18	387.40	0.84	15.6	23.4	247.6	250.9	16.19	0.47	1.38	21.46
TDBK	Tidelands Bancshares, Inc.	---	7.92	7.92	0.53	4.89	2.58	0.53	4.89	0.00	NM	1.24	38.7	38.7	193.6	193.6	15.34	0.00	0.00	0.00
TOFC	Tower Financial Corporation	---	7.75	7.75	0.66	7.96	5.18	0.68	8.21	0.70	145.53	1.23	19.3	18.7	145.0	145.0	11.24	0.16	0.89	12.90
TCBK	TriCo Bancshares	---	8.44	7.49	1.43	16.97	5.96	1.43	16.96	0.21	431.71	1.16	16.8	16.8	266.3	303.1	22.48	0.48	1.81	30.38
TRMK	Trustmark Corporation	---	9.24	7.40	1.39	14.95	6.23	1.33	14.36	0.62	141.54	1.17	16.1	16.7	236.6	301.6	21.87	0.84	2.58	41.38
UCBH	UCBH Holdings, Inc.	---	7.72	6.36	1.29	16.91	6.02	1.25	16.36	0.35	203.77	0.95	16.6	17.2	252.7	311.2	19.50	0.12	0.70	11.17
UMBF	UMB Financial Corporation	---	10.78	9.99	0.80	7.10	3.75	0.76	6.70	0.18	313.88	1.17	26.7	28.3	192.4	209.5	20.75	0.52	1.40	36.69
UMPQ	Umpqua Holdings Corporation	---	15.50	6.62	1.39	9.93	5.61	1.41	10.05	0.10	790.86	1.10	17.8	17.6	152.4	394.4	23.62	0.72	2.45	32.73
UBSH	Union Bankshares Corporation	---	8.99	6.13	1.39	14.21	6.37	1.43	14.57	0.55	162.42	1.20	15.7	15.3	215.1	325.2	19.34	0.64	2.11	23.83
UBCD	UnionBancorp, Inc.	---	9.94	8.91	0.71	7.14	6.16	NA	NA	0.64	163.20	1.70	16.2	NA	110.6	124.9	10.92	0.48	2.51	39.83
UBCP	United Bancorp, Inc.	---	7.25	7.25	0.63	7.91	5.86	0.69	8.70	0.78	86.29	1.20	17.1	15.5	144.3	144.4	10.47	0.52	4.91	81.97
UBOH	United Bancshares, Inc.	---	7.87	6.45	0.89	11.02	8.24	0.91	11.19	0.66	71.46	0.79	12.1	12.0	136.6	169.3	10.76	0.52	3.22	38.35
UBSI	United Bankshares, Inc.	---	9.45	7.09	1.53	15.70	6.21	1.56	16.02	0.24	279.58	0.92	16.1	15.8	249.4	341.2	23.57	1.08	2.83	45.57
UCBI	United Community Banks, Inc.	---	7.84	6.09	1.06	13.65	4.81	1.07	13.75	0.14	664.49	1.21	20.8	20.7	259.3	336.8	20.32	0.32	1.00	20.13
UBMT	United Financial Corp.	---	7.84	7.52	1.10	13.62	6.73	1.10	13.61	0.00	NM	1.13	14.9	14.9	193.4	202.3	15.17	0.92	4.52	66.72
UBFO	United Security Bancshares	---	9.53	9.11	2.07	21.64	4.84	NA	NA	NA	NA	1.61	20.6	NA	426.8	447.8	40.66	0.44	1.81	36.44
USBI	United Security Bancshares, Inc.	---	13.83	13.27	2.23	15.94	7.87	2.23	15.95	1.71	71.54	1.74	12.7	12.7	199.4	209.1	27.57	0.92	3.33	47.93
UNTY	Unity Bancorp, Inc.	---	6.48	6.25	1.09	16.39	6.16	1.09	16.40	0.26	419.00	1.50	16.2	16.2	240.9	250.2	15.60	0.20	1.26	19.92
UNIB	University Bancorp, Inc.	---	7.98	7.84	2.73	38.24	18.60	1.27	16.92	1.06	56.15	0.83	5.4	11.8	180.7	184.5	13.46	0.00	0.00	0.00
UVSP	Univest Corporation of Pennsylvania	---	9.62	7.49	1.44	14.60	6.49	1.43	14.56	0.57	136.48	1.08	15.4	15.5	218.5	287.3	21.02	0.80	2.66	39.49
VYFC	Valley Financial Corporation	---	5.89	5.89	0.77	11.64	6.74	0.77	11.64	0.96	93.37	1.08	14.8	14.8	165.2	165.2	9.73	0.14	1.06	15.73
VBFC	Village Bank and Trust Financial Corp.	---	10.48	10.22	0.59	7.07	4.26	0.59	7.07	NA	NA	1.06	23.5	23.5	144.8	148.9	15.17	0.00	0.00	0.00

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Bank Market Line - Part Two
Prices As of October 16, 2006

				Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
VNBC	Vineyard National Bancorp	---	6.92	6.90	1.10	18.20	7.60	1.09	17.96	0.11	785.04	1.01	13.2	13.3	212.7	213.2	13.68	0.32	1.28	16.84
VCBI	Virginia Commerce Bancorp, Inc.	---	7.24	7.24	1.47	20.36	4.64	1.47	20.36	0.04	NM	1.06	21.6	21.6	374.2	374.2	27.08	0.00	0.00	0.00
VFGI	Virginia Financial Group, Inc.	---	8.92	7.88	1.28	14.12	6.65	1.29	14.20	0.16	563.98	1.17	15.0	14.9	202.5	232.0	18.07	0.61	2.29	33.71
WBNK	Waccamaw Bankshares, Inc.	---	6.76	5.80	1.03	14.76	4.11	1.03	14.77	0.55	232.26	1.63	24.3	24.3	329.0	387.5	22.24	0.00	0.00	0.00
WAIN	Wainwright Bank & Trust Company	---	8.23	8.09	0.87	10.28	7.47	NA	NA	NA	NA	1.09	13.4	NA	134.8	137.5	10.49	0.28	2.52	31.39
WBCO	Washington Banking Company	---	8.09	8.09	1.40	17.63	5.94	1.40	17.63	0.14	890.27	1.40	16.8	16.8	269.0	269.0	21.75	0.20	1.11	18.13
WASH	Washington Trust Bancorp, Inc.	---	6.63	4.53	1.01	15.19	6.64	1.00	14.96	0.10	758.93	1.29	15.1	15.3	222.0	332.4	14.72	0.76	2.85	42.37
WSBC	WesBanco, Inc.	---	10.19	6.85	0.86	8.94	5.59	0.95	9.84	0.65	115.84	1.05	17.9	16.3	158.0	243.6	16.10	1.06	3.51	62.43
WTBA	West Bancorporation, Inc.	---	7.92	6.06	1.57	18.98	6.21	1.57	18.91	0.34	181.82	0.89	16.1	16.2	298.9	398.5	23.66	0.61	3.35	40.45
WCBO	West Coast Bancorp	---	8.03	7.41	1.36	16.97	5.30	1.38	17.30	0.08	NM	1.21	18.9	18.5	277.3	302.5	22.26	0.48	1.45	24.86
WABC	Westamerica Bancorporation	---	8.59	5.79	2.11	25.22	6.42	2.08	24.86	0.13	886.41	2.16	15.6	15.8	380.3	581.4	32.69	1.28	2.49	38.79
WBKC	Westbank Corporation	Yes	5.64	4.40	0.50	8.38	3.54	0.50	8.38	0.32	157.13	0.92	28.3	28.3	241.1	312.8	13.59	0.56	2.42	68.29
WGNB	WGNB Corp.	---	9.13	9.13	1.46	16.01	5.64	1.46	16.01	NA	NA	1.21	17.7	17.7	270.9	270.9	24.73	1.10	2.65	44.44
WTNY	Whitney Holding Corporation	---	10.29	7.44	1.22	12.12	5.24	1.25	12.38	0.62	125.65	1.17	19.1	18.7	217.5	310.5	22.38	1.08	3.04	56.99
WIBC	Wilshire Bancorp, Inc.	---	7.16	6.72	1.90	26.96	5.50	1.90	26.96	0.26	334.18	1.14	18.2	18.2	430.9	461.5	30.87	0.20	1.02	17.59
WTFC	Wintrust Financial Corporation	---	7.87	4.83	0.91	11.87	6.12	0.91	11.86	0.33	149.32	0.72	16.4	16.4	174.1	293.1	13.70	0.28	0.57	9.33
YAVY	Yadkin Valley Financial Corporation	---	11.03	7.82	1.20	10.38	7.29	1.20	10.37	0.32	295.15	1.25	13.7	13.7	138.5	202.4	15.28	0.48	3.10	40.71
YANB	Yardville National Bancorp	---	5.90	5.85	0.67	11.42	4.61	0.67	11.28	0.80	95.63	1.13	21.7	22.0	237.1	239.1	13.99	0.46	1.19	25.84
ZION	Zions Bancorporation	---	9.85	5.54	1.37	14.11	6.58	1.39	14.41	0.23	338.62	1.07	15.2	14.9	192.6	358.7	18.98	1.44	1.79	27.22

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1998:	Quarter 1	8799.8	1101.8	1835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.5
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.1
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.0
	Oct. 16, 2006	11980.6	1369.1	2363.8	1766.0	639.6

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift and Bank Stock Indices

Exhibit IV-3
Historical Thrift and Bank Stock Indices

Daily Index Values

		Percentage Change			
	Value	1 Day	10 Day	YTD	52 Week
SNL Bank	639.6	-0.66	1.26	9.75	18.49
Super-Regional Bank	539.0	-0.90	0.45	9.00	16.03
MultiNational Bank	827.6	-0.74	1.10	11.75	22.83
Bank New England	388.7	0.46	3.73	11.19	20.15
Bank Mid-Atlantic	566.2	-0.56	1.39	8.97	19.54
Bank Southeast	686.5	-1.17	0.67	12.25	21.77
Bank Midwest	644.8	-0.35	1.58	7.64	12.29
Bank Southwest	911.4	0.16	2.50	15.40	21.14
Bank West	993.8	-0.27	1.36	10.64	17.52
Bank w/Assets < $500M	879.8	0.25	0.05	2.23	5.55
Bank w/Assets $500M-$1B	881.0	0.07	1.80	10.73	15.13
Bank w/Assets $1B-$5B	1,064.9	0.45	4.83	12.33	18.30
Bank w/Assets $5B-$10B	1,014.0	0.06	3.75	4.92	9.78
Bank w/Assets > $10B	580.0	-0.75	1.00	9.85	18.97

		Percentage Change			
	Value	1 Day	- 10 Day	YTD	52 Week
SNL Thrift	1,766.0	-0.38	2.99	9.25	19.32
SNL Bank and Thrift	628.2	-0.64	1.39	9.62	18.48
MHC Index	3,625.8	0.04	3.42	24.49	26.76
Thrift New England	2,093.4	0.09	3.42	19.57	20.53
Thrift Mid-Atlantic	3,984.8	-0.82	4.20	10.44	16.09
Thrift Southeast	1,592.2	0.01	2.46	9.38	17.28
Thrift Midwest	3,603.2	-0.03	3.39	9.33	12.03
Thrift Southwest	1,550.1	-0.29	5.03	22.96	42.61
Thrift West	1,648.9	-0.27	1.89	6.78	21.58
Thrift w/Assets < $250M	1,262.9	-1.05	-1.93	-0.83	-1.49
Thrift w/Assets $250M-$500M	3,520.8	-0.18	0.42	8.83	10.17
Thrift w/Assets $500M-$1B	2,058.5	0.09	2.20	15.78	18.79
Thrift w/Assets $1B-$5B	2,676.2	0.19	3.97	11.40	17.94
Thrift w/Assets > $5B	1.051.8	-0.53	2.96	8.69	19.88
NASDAQ	2,363.8	0.28	5.64	7.19	14.18

Note: All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportional to that institution's market capitalization All SNL bank indexes began at 100 on June 30, 1987. On that date, the S&P stood at 304.0. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. The SNL Bank and Thrift Index began at 100.00 on June 29, 1987. On March 30, 1984, the S&P 500 stood at 159.2.

EXHIBIT IV-4

Connecticut Thrift and Bank Acquisitions 2002 - Present

Exhibit IV-4
Connecticut Thrift and Bank Acquisitions 2002-Present

							Target Financials at Announcement						Deal Terms and Pricing at Announcement								
Announce Date	Complete Date	Buyer Short Name		Target Name		Industry Type	Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	Consid. Type	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
04/11/2002	08/31/2002	Banknorth Group Inc.	ME	Bancorp Connecticut, Inc.	CT	Bank	662,804	8.49	1.47	16.08	0.13	NA	158.5	28.000	Cash	255.24	255.24	16.67	23.91	27.09
08/22/2002	02/14/2003	Banknorth Group Inc.	ME	American Financial Holdings, Inc.	CT	Thrift	2,894,753	15.33	1.17	7.19	0.16	380.41	743.8	32.598	Mixed	164.30	212.23	22.96	25.69	22.40
01/22/2003	12/12/2003	New England Bancshares (MHC)	CT	Windsor Locks Community Bank, FSL	CT	Thrift	37,079	6.10	0.67	12.31	0.19	233.33	NA	NA		NA	NA	NA	NA	NA
06/05/2003	11/07/2003	Webster Financial Corp.	CT	North American Bank & Trust Company	CT	Bank	192,017	7.78	0.81	10.48	0.55	190.02	30.1	11.428	Mixed	197.03	197.03	25.39	15.66	11.00
07/15/2003	04/01/2004	NewAlliance Bancshares Inc.	CT	Connecticut Bancshares, Inc.	CT	Thrift	2,554,560	10.00	1.16	11.51	0.08	788.12	603.4	52.000	Cash	225.60	254.15	20.39	23.62	25.07
07/15/2003	04/01/2004	NewAlliance Bancshares Inc.	CT	Alliance Bancorp of New England, Inc.	CT	Thrift	420,821	6.48	0.88	14.03	0.33	294.22	71.9	25.010	Mixed	245.68	246.16	19.39	17.08	14.60
08/06/2003	01/01/2004	Ridgefield Bank	CT	Fairfield County Savings Bank	CT	Thrift	353,587	9.04	0.77	8.46	0.07	740.71	NA	NA		NA	NA	NA	NA	NA
11/17/2003	09/10/2004	Salisbury Bancorp Inc.	CT	Canaan National Bancorp, Inc.	CT	Bank	107,237	7.68	0.68	8.59	0.47	140.00	15.0	81.007	Mixed	180.97	180.97	20.31	14.00	9.81
02/09/2004	06/18/2004	Fairfield County Bank Corp.	CT	Bank of Westport	CT	Bank	67,200	9.71	0.20	1.88	0.06	NM	11.2	12.000	Cash	171.45	171.45	NM	16.65	8.74
07/16/2004	12/06/2004	Webster Financial Corp.	CT	First City Bank	CT	Bank	191,791	7.40	0.90	12.09	0.20	379.27	33.1	26.874	Mixed	214.49	214.49	16.39	17.26	15.03
04/12/2005	01/02/2006	NewAlliance Bancshares Inc.	CT	Cornerstone Bancorp, Inc.	CT	Bank	211,802	10.69	1.11	11.21	0.28	378.16	47.9	34.595	Mixed	192.62	192.62	18.40	22.62	15.37
10/07/2005	04/28/2006	Nutmeg Financial MHC Inc.	CT	Castle Bank & Trust Company	CT	Bank	74,265	7.77	0.23	2.77	0.00	NA	8.0	13.000	Cash	138.48	138.48	34.17	10.77	5.15
04/24/2006	10/06/2006	Webster Financial Corp.	CT	NewMil Bancorp, Inc.	CT	Thrift	877,774	5.96	1.02	16.81	0.11	528.45	172.5	41.000	Stock	319.31	377.53	19.16	19.65	NA
				Average:			665,053	8.65	0.85	10.26	0.20	405.27	172.31	32.50		209.56	221.85	21.32	18.81	15.43
				Median:			211,802	7.78	0.88	11.21	0.16	378.72	47.90	28.00		197.03	212.23	19.85	17.26	14.82

Source: SNL Finanical, LC.

EXHIBIT IV-5

People's Bank
Director and Senior Management

Exhibit IV-5
People's Bank
Director and Senior Management

Our Directors' Backgrounds. The business experience of each of our directors is as follows:

Collin P. Baron is a member of the law firm of Pullman & Comley, LLC. He has been affiliated with the firm since 1973. Mr. Baron became a director of People's Bank in 2001 and is a Trustee of People's Mutual Holdings. He is Chairman of the Treasury and Finance Committee and serves as a member of the Executive and Loan Review Committees.

George P. Carter is the President of Connecticut Foods, Inc. Mr. Carter was first elected to the Board in 1976 and is a Trustee of People's Mutual Holdings. He is Vice Chairman and Lead Director of the Board and serves as Chairman of People's Audit and Executive Committees and as a member of People's Bank's Operational Risk, Human Resources and Loan Review Committees. Mr. Carter also serves as a director of Bridgeport Hospital.

Jerry Franklin is the President and Chief Executive Officer of Connecticut Public Broadcasting Inc., a position he has held since 1985. Mr. Franklin was elected to the Board of Directors in 1997 and is a member of People's Bank's Audit, Executive, and Human Resources Committees. Mr. Franklin also serves as Chairman of the Loan Review Committee. He also serves as a Trustee of People's Mutual Holdings.

Eunice S. Groark, attorney, served as Lieutenant Governor of the State of Connecticut from 1991 until January 1995. She currently serves as a Trustee of the Phoenix Edge Series Funds. Mrs. Groark was first elected to the Board of Directors in 1995. She is Chairman of the Trust Committee and is a member of the Executive, Treasury and Finance, and Operational Risk Committees.

Janet M. Hansen was employed as Executive Vice President of Aquarion Company, a diversified water management company, from 1995 until her retirement in March 2005. Mrs. Hansen served as Aquarion Company's Chief Financial Officer from 1992 through 1999. She was President and Chief Executive Officer of Aquarion Company's principal operating subsidiary, Aquarion Water Company from 2000 to 2003. Ms. Hansen continues to serve as a director of Aquarion Water Company of Connecticut (an indirect subsidiary of Kelda Group plc). Mrs. Hansen became a member of People's Bank's Board of Directors in February 2004. She is a member of the Audit, Operational Risk and Trust Committees. She also serves on the Board of Directors of Bridgeport Hospital and of the University of Connecticut Foundation.

Richard M. Hoyt is President and Chief Executive Officer of Chapin & Bangs Co., a steel service center, and is Chairman and Chief Executive Officer of Lindquist Steels, Inc., a distributor of tool steel. He has occupied each of these positions for more than five years. Mr. Hoyt also serves as a director of Bridgeport Hospital, and as a member of the board of Yale New Haven Health Services Corp. Mr. Hoyt, who is also a Trustee of People's Mutual Holdings, was first elected as a director of People's Bank in 2002. Mr. Hoyt is a member of the Audit, Treasury and Finance, and Trust Committees.

Exhibit IV-5 (continued)
People's Bank
Director and Senior Management

John A. Klein became President of People's Bank on June 1, 1999, Chief Executive Officer on October 1, 1999 and Chairman of the Board of Directors on January 1, 2000. Mr. Klein has served in a variety of capacities since beginning his career at People's Bank in 1971. Mr. Klein first became a member of People's Bank's Board in 1999. He is a member of the Executive, Treasury and Finance, and Operational Risk Committees. Mr. Klein also serves as a Trustee of People's Mutual Holdings.

Jeremiah J. Lowney, Jr., D.D.S. is an orthodontist whose practice has been based in the Norwich, Connecticut area for more than 30 years. Dr. Lowney has also served since 1982 as the President of the Haitian Health Foundation, a health care facility that provides humanitarian health services in Haiti. Dr. Lowney served as a director of Norwich Financial Corp. and The Norwich Savings Society until the merger of those companies into People's Bank in February 1998, when he became a director of People's Bank. Dr. Lowney is a member of the Audit, Loan Review, and Operational Risk Committees.

Jack E. McGregor is co-Chairman of the Board of Get Hooked! LLC, an investor group which owns the Bridgeport Bluefish minor league baseball team. Mr. McGregor is also a managing member of the investment firms of Westchester Baseball, LLC and Black Rock Investors, LLC, and is of counsel to the law firm of Cohen and Wolf, P.C. Mr. McGregor was Chairman of the Board of Aquarion Company until October 1, 1996. Mr. McGregor served as Aquarion Company's President from 1987 to 1995 and Chief Executive Officer from 1990 to 1995. Mr. McGregor retired as a director of Aquarion Company on January 10, 2000. He continues to serve as a director of Aquarion Water Company of Connecticut, and CDG Technology, Inc., and as Advisory Board Chairman of the St. Lawrence Seaway Development Corporation. Mr. McGregor has been a director of People's Bank since 1989. He is Chairman of the Operational Risk Committee, and serves as a member of the Executive, Treasury and Finance, and Loan Review Committees.

James A. Thomas served as Associate Dean at Yale Law School from 1969 until his retirement in 2004, and served as Master of Saybrook College of Yale University from 1990 to 1996. Mr. Thomas, who serves as Chairman of the Board of Trustees of People's Mutual Holdings, was elected to the Board of Directors of People's Bank in 1997. He serves as Chairman of the Human Resources Committee and is a member of the Executive, Loan Review and Trust Committees. Mr. Thomas is also a director of UIL Holdings Corporation, the holding company for the United Illuminating Company.

Exhibit IV-5 (continued)
People's-Bank
Director and Senior Management

	Age	Held Current Position Since	With People's Bank Since	Positions Held
Jacinta A. Coleman	58	2000	2000	Executive Vice President and Chief Information Officer
Robert R. D'Amore	53	2000	1981	Executive Vice President, Marketing and Regional Banking
Brian F. Dreyer	59	2001	1991	Executive Vice President, Commercial Banking
Bryan J. Huebner	56	1996	1975	Executive Vice President, Consumer Financial Services
John A. Klein	57	2000	1971	President, Chief Executive Officer and Chairman of the Board
William T. Kosturko	57	1994	1991	Executive Vice President and General Counsel
Henry R. Mandel	62	2001	1998	Executive Vice President, Organization Effectiveness
Philip R. Sherringham[1]	53	2003	2003	Executive Vice President and Chief Financial Officer
Mark K. Vitelli	44	1999	1984	Executive Vice President, Direct Banking and Operations

(1) Prior to joining People's Bank, Mr. Sherringham was an Executive Vice President and Chief Financial Officer at United California Bank in Los Angeles. He joined United California Bank's predecessor, Sanwa Bank California in 1993.

Source: People's Bank prospectus.

EXHIBIT IV-6

People's Bank
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
People's Bank
Pro Forma Regulatory Capital Ratios

	Historical at September 30, 2006		Pro Forma at September 30, 2006 Based Upon the Sale at $20.00 Per Share: 127,500 Shares (Minimum of the Range)		150,000 Shares (Midpoint of the Range)		172,500 Shares (Maximum of the Range)		198,375 Shares (15% above Maximum of the Range)(1)	
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
					(Dollars in millions)					
Capital under generally accepted accounting principles (3)	$ 1,351.4	12.73%	$ 2,432.9	18.83%	$ 2,621.9	19.67%	$ 2,810.9	20.47%	$ 3,028.2	21.33%
Tangible capital	$ 1,248.5	11.80%	$ 2,330.1	18.09%	$ 2,519.1	18.97%	$ 2,708.1	19.79%	$ 2,925.4	20.67%
Requirement	158.7	1.50%	193.2	1.50%	199.2	1.50%	205.3	1.50%	212.3	1.50%
Excess	$ 1,089.8	10.30%	$ 2,136.9	16.59%	$ 2,319.9	17.47%	$ 2,502.8	18.29%	$ 2,713.1	19.17%
Core capital (4)	$ 1,248.5	11.80%	$ 2,330.1	18.09%	$ 2,519.1	18.97%	$ 2,708.1	19.79%	$ 2,925.4	20.67%
Requirement	423.1	4.00%	515.1	4.00%	531.3	4.00%	547.5	4.00%	566.1	4.00%
Excess	$ 825.4	7.80%	$ 1,815.0	14.09%	$ 1,987.8	14.97%	$ 2,160.6	15.79%	$ 2,359.3	16.67%
Total risk-based capital	$ 1,374.7	16.19%	$ 2,456.3	27.45%	$ 2,645.3	29.29%	$ 2,834.3	31.11%	$ 3,051.6	33.15%
Requirement	679.2	8.00%	716.0	8.00%	722.4	8.00%	728.9	8.00%	736.4	8.00%
Excess	$ 695.5	8.19%	$ 1,740.3	19.45%	$ 1,922.9	21.29%	$ 2,105.4	23.11%	$ 2,315.2	25.15%

(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% as a result of market demand, regulatory considerations or changes in financial markets following the commencement of the offering.

(2) Core capital levels are shown as a percentage of "total assets," and risk-based capital levels are calculated on the basis of a percentage of "risk-weighted assets," each as defined in the Office of Thrift Supervision regulations.

(3) At September 30, 2006, the $102.8 million decrease in the amount of tangible capital from the amount of capital under generally accepted accounting principles, referred to as GAAP, is due to the deduction of $105.5 million of goodwill from GAAP capital and to the inclusion in GAAP capital of an unrealized loss on People's Bank's available for sale securities. The increase of $126.2 million in the amount of total risk-based capital is due to the addition of $52.1 million of qualifying subordinated debt and the addition of the allowance for loan losses up to 1.25% of total risk weighted assets in the total risk-based capital calculation.

(4) The current core capital requirement for savings banks is 3% of total adjusted assets for savings banks that receive the highest supervisory ratings for safety and soundness and that are not experiencing or anticipating significant growth. The current core capital ratio applicable to all other savings banks is 4%.

Source: People's Bank prospectus.

EXHIBIT IV-7

People's Bank
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
People's Bank
Prices as of October 16, 2006

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	All Public Thrifts (no MHC) Mean	All Public Thrifts (no MHC) Median	All Public Banks Mean	All Public Banks Median
Price-earnings multiple	=	P/E	28.68 x	17.24x	15.32x	18.09x	15.97x	17.52x	16.35x
Price-core earnings multiple	=	P/CE	27.42 x	17.22x	15.59x	18.51x	15.70x	17.61x	16.52x
Price-book ratio	=	P/B	132.28%	211.79	210.66	146.55	136.14	201.68	192.53
Price-tangible book ratio	=	P/TB	135.87%	283.30	255.83	171.41	153.83	251.09	234.83
Price-assets ratio	=	P/A	39.62%	20.57	21.57	14.30	12.93	17.91	17.19

Valuation Parameters

Pre-Conversion Earnings (Y)	$ 119,900,000	(12 Mths 9/06)	ESOP Stock (% of Offering) (E)		6.08%	
Pre-Conversion Core Earnings (YC)	$ 128,300,000	(12 Mths 9/06)	Cost of ESOP Borrowings (S)		0.00%	
Pre-Conversion Book Value (B)	$ 1,359,900,000	(2)	ESOP Amortization (T)		30.00	Years
Pre-Conv. Tang. Book Value (B)	$ 1,254,600,000	(2)	RRP (% of Offering) (M)		4.05%	
Pre-Conversion Assets (A)	$ 10,620,600,000	(2)	RRP Vesting (N)		5.00	Years
Reinvestment Rate (R)	5.25%		Fixed Expenses	$	10,000,000	
Tax rate (TAX)	34.00%		Variable Expenses (Blended Commission %)		2.798%	
After Tax Reinvest. Rate (R)	3.47%		MHC ownership percentage		57.697%	
Est. Conversion Expenses (1)(X)	3.13%		Percentage Sold (adjusted for Foundation) (PCT)		57.257%	
Insider Purchases	$ 5,000,000		MHC Assets	$	8,500,000	
Price/Share	$ 20.00		Options as (% of Offering) (O1)		10.13%	
Foundation Cash Contribution (FC)	$ 20,000,000		Estimated Option Value (O2)		16.55%	
Foundation Stock Contribution (FS)	$ 40,000,000		Option Vesting Period (O3)		5.00	Years
Foundation Tax Benefit (FT)	$ 20,400,000		% of Options taxable (O4)		100.00%	

EXHIBIT IV-7 (continued)
PRO FORMA ANALYSIS SHEET
People's Bank
Prices as of October 16, 2006

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y - FC * R)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $ 5,239,542,200

2. $$V = \frac{P/Core\ E * (YC)}{1 - P/Core * PCT * ((1-X-E-M)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $ 5,239,542,200

3. $$V = \frac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$$ V= $ 5,239,542,200

4. $$V = \frac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$$ V= $ 5,239,542,200

5. $$V = \frac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$$ V= $ 5,239,542,200

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	198,375,000	145,444,729	343,819,729	2,000,000	345,819,729	2.4188
Maximum	172,500,000	126,473,677	298,973,677	2,000,000	300,973,677	2.1033
Midpoint	150,000,000	109,977,110	259,977,110	2,000,000	261,977,110	1.8290
Minimum	127,500,000	93,480,544	220,980,544	2,000,000	222,980,544	1.5546

Market Value

Conclusion	2nd Step Offering $ Value	2nd Step Exchange Shares $ Value	Full Conversion $ Value	Foundation $ Value	Total Market Capitalization $ Value
Supermaximum	$ 3,967,500,000	$ 2,908,894,580	$ 6,876,394,580	$ 40,000,000	$ 6,916,394,580
Maximum	$ 3,450,000,000	$ 2,529,473,540	$ 5,979,473,540	$ 40,000,000	$ 6,019,473,540
Midpoint	$ 3,000,000,000	$ 2,199,542,200	$ 5,199,542,200	$ 40,000,000	$ 5,239,542,200
Minimum	$ 2,550,000,000	$ 1,869,610,880	$ 4,419,610,880	$ 40,000,000	$ 4,459,610,880

(1) Estimated offering expenses as a percent of the offering at the midpoint of the offering.
(2) Includes $8,500,000 of net assets at the MHC level consolidated in conjunction with the 2nd step conversion.

EXHIBIT IV-8

People's Bank
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
People's Bank
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$4,459,610,880
Exchange Ratio	1.5546
2nd Step Offering Proceeds	$ 2,550,000,000
Plus: Shares issued to Foundation	$ 40,000,000
Less: Estimated Offering Expenses	$ 75,950,000
2nd Step Net Conversion Proceeds (Including Foundation)	$ 2,514,050,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$ 2,514,050,000
Less: Cash Contribution to Foundation	$ (20,000,000)
Less: Stock Contribution to Foundation	$ (40,000,000)
Less: ESOP Stock Purchases (1)	$ (155,400,000)
Less: RRP Stock Purchases (2)	$ (103,600,000)
Net Proceeds to be Reinvested	$ 2,195,050,000
Estimated after-tax net incremental rate of return	3.47%
Earnings Increase	$ 76,058,483
Less: Estimated cost of ESOP borrowings	$ -
Less: Amortization of ESOP borrowings(3)	$ (3,418,800)
Less: RRP expense (3)	$ (13,675,200)
Less: Option Plan expense (4)	$ (5,658,114)
Net Earnings Increase	$ 53,306,369

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2006 (reported)	$ 119,900,000	$ 53,306,369	$ 173,206,369
12 Months ended September 30, 2006 (core)	$ 128,300,000	$ 53,306,369	$ 181,606,369

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
September 30, 2006	$ 1,359,900,000	$ 2,195,050,000	$ 20,400,000	$ 3,575,350,000
September 30, 2006 (tangible)	$ 1,254,600,000	$ 2,195,050,000	$ 20,400,000	$ 3,470,050,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2006	$ 10,620,600,000	$ 2,195,050,000	$ 20,400,000	$ 12,836,050,000

(1) Includes ESOP purchases of 6% of the second step offering including foundation shares.
(2) Includes RRP purchases of 4% of the second step offering including foundation shares.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model and 5 year vesting.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
People's Bank
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$ 6,019,473,540
Exchange Ratio	2.1033
2nd Step Offering Proceeds	$ 3,450,000,000
Plus: Stock issued to the Foundation	$ 40,000,000
Less: Estimated Offering Expenses	$ 111,950,000
2nd Step Net Conversion Proceeds (Including Foundation)	$ 3,378,050,000

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$ 3,378,050,000
Less: Cash Contribution to Foundation	$ (20,000,000)
Less: Stock Contribution to Foundation	$ (40,000,000)
Less: ESOP Stock Purchases (1)	$ (209,400,000)
Less: RRP Stock Purchases (2)	$ (139,600,000)
Net Proceeds to be Reinvested	$ 2,969,050,000
Estimated after-tax net incremental rate of return	3.47%
Earnings Increase	$ 102,877,583
Less: Estimated cost of ESOP borrowings	$ -
Less: Amortization of ESOP borrowings(3)	$ (4,606,800)
Less: RRP expense (3)	$ (18,427,200)
Less: Option Plan expense (4)	$ (7,624,254)
Net Earnings Increase	$ 72,219,329

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2006 (reported)	$ 119,900,000	$ 72,219,329	$ 192,119,329
12 Months ended September 30, 2006 (core)	$ 128,300,000	$ 72,219,329	$ 200,519,329

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2006	$ 1,359,900,000	$ 2,969,050,000	$ 20,400,000	$ 4,349,350,000
September 30, 2006 (tangible)	$ 1,254,600,000	$ 2,969,050,000	$ 20,400,000	$ 4,244,050,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2006	$ 10,620,600,000	$ 2,969,050,000	$ 20,400,000	$ 13,610,050,000

(1) Includes ESOP purchases of 6% of the second step offering including foundation shares.
(2) Includes RRP purchases of 4% of the second step offering including foundation shares.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model and 5 year vesting.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2006

Company Name	Net Income before Extraordinary ($000)	Gain/Loss on Sale of Securities ($000)	Nonrecurring Revenue ($000)	Nonrecurring Expense ($000)	Tax @ 35%	Core Income ($000)
Anchor BanCorp Wisconsin Inc.	43,770	-8	0	0	(3)	43,775
City National Corporation	237,540	180	0	0	63	237,423
Commerce Bancshares, Inc.	227,310	7,065	1,300	814	2,643	222,402
Cullen/Frost Bankers, Inc.	182,599	18	385	0	141	182,337
First Niagara Financial Group, Inc.	94,464	0	3,002	0	1,051	92,513
MAF Bancorp, Inc.	104,884	-33	0	0	(12)	104,905
NewAlliance Bancshares, Inc.	47,224	33	0	3,747	(1,300)	49,638
PFF Bancorp, Inc.	55,147	1,194	0	0	418	54,371
Provident Financial Services, Inc.	57,028	-770	0	0	(270)	57,529
TCF Financial Corporation	256,309	995	13,322	700	4,766	247,458
Valley National Bancorp	167,887	-1,272	0	0	(445)	168,714
Webster Financial Corporation	179,097	3,881	0	0	1,358	176,574

Sources: SNL Financial, LC. and RP Financial calculations.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualification Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (26)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (20)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the nine months ended September 30, 2006.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT SEPTEMBER 30, 2006 AND 2005

(Thousands of Pesos)

CONSOLIDATED

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**1,139,197,759**	**100**	**1,085,350,825**	**100**
2	**CURRENT ASSETS**	**344,442,152**	**30**	**320,038,130**	**29**
3	CASH AND SHORT-TERM INVESTMENTS	106,905,377	9	116,088,945	11
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	83,743,960	7	86,513,651	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	86,047,764	8	52,272,880	5
6	INVENTORIES	65,330,675	6	54,652,149	5
7	OTHER CURRENT ASSETS	2,414,376	0	10,510,505	1
8	**LONG - TERM**	**32,074,778**	**3**	**30,509,428**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	931,442	0	165,782	0
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	30,996,709	3	30,296,767	3
11	OTHER INVESTMENTS	146,627	0	46,879	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**682,330,266**	**60**	**649,851,967**	**60**
13	PROPERTY	456,488,557	40	387,858,480	36
14	MACHINERY AND INDUSTRIAL EQUIPMENT	744,427,209	65	706,826,692	65
15	OTHER EQUIPMENT	45,918,574	4	40,548,678	4
16	ACCUMULATED DEPRECIATION	640,707,703	56	578,513,378	53
17	CONSTRUCTION IN PROCESS	76,203,629	7	93,131,495	9
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**6,280,879**	**1**	**4,220,562**	**0**
19	**OTHER ASSETS**	**74,069,684**	**7**	**80,730,738**	**7**
20	**TOTAL LIABILITIES**	**1,125,786,900**	**100**	**1,081,438,400**	**100**
21	**CURRENT LIABILITIES**	**155,256,776**	**14**	**188,003,467**	**17**
22	SUPPLIERS	28,289,950	3	25,824,709	2
23	BANK LOANS	49,189,880	4	20,949,274	2
24	STOCK MARKET LOANS	28,877,212	3	2,126,795	0
25	TAXES TO BE PAID	17,079,481	2	80,219,571	7
26	OTHER CURRENT LIABILITIES	31,820,253	3	58,883,118	5
27	**LONG - TERM LIABILITIES**	**516,589,708**	**46**	**514,776,963**	**48**
28	BANK LOANS	146,760,636	13	154,620,283	14
29	STOCK MARKET LOANS	369,829,072	33	360,156,680	33
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**11,339,465**	**1**	**21,385,671**	**2**
32	**OTHER LONG-TERM LIABILITIES**	**442,600,951**	**39**	**357,272,299**	**33**
33	**CONSOLIDATED EQUITY**	**13,410,859**	**100**	**3,912,425**	**100**
34	**MINORITY PARTICIPATION**	**0**	**0**	**0**	**0**
35	**MAJORITARY CONSOLIDATED EQUITY**	**13,410,859**	**100**	**3,912,425**	**100**
36	**CONTRIBUTED EQUITY**	**292,709,053**	**2,183**	**248,752,510**	**6,358**
79	PAID-IN CAPITAL STOCK (NOMINAL)	292,709,053	2,183	248,752,510	6,358
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(279,298,194)**	**(2,083)**	**(244,840,085)**	**(6,258)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(279,298,194)	(2,083)	(244,840,085)	(6,258)
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
80	REPURCHASE FUND OF SHARES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**106,905,377**	**100**	**116,088,945**	**100**
46	CASH	57,791,430	54	27,558,016	24
47	SHORT-TERM INVESTMENTS	49,113,947	46	88,530,929	76
7	**OTHER CURRENT ASSETS**	**2,414,376**	**100**	**10,510,505**	**100**
81	DERIVATIVE FINANCIAL INSTRUMENTS	2,414,376	100	10,510,505	100
82	DISCONTINUED OPERATIONS	0	0	0	0
83	OTHERS	0	0	0	0
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**6,280,879**	**100**	**4,220,562**	**100**
48	**AMORTIZED OR REDEEMED EXPENSES**	**0**	**0**	**0**	**0**
49	GOODWILL	0	0	0	0
51	OTHERS	6,280,879	100	4,220,562	100
19	**OTHER ASSETS**	**74,069,684**	**100**	**80,730,738**	**100**
84	INTANGIBLE ASSETS DUE TO LABOR LIABILITIES	74,069,684	100	80,730,738	100
85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
86	DISCONTINUED OPERATIONS	0	0	0	0
87	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**155,256,776**	**100**	**188,003,467**	**100**
52	FOREIGN CURRENCY LIABILITIES	78,067,092	50	19,379,653	10
53	MEXICAN PESOS LIABILITIES	77,189,684	50	168,623,814	90
26	**OTHER CURRENT LIABILITIES**	**31,820,253**	**100**	**58,883,118**	**100**
88	DERIVATIVE FINANCIAL INSTRUMENTS	11,190,949	35	30,579,782	52
89	PAYABLE INTERESTS	0	0	0	0
68	PROVISIONS	0	0	0	0
90	DISCONTINUED OPERATIONS	0	0	0	0
58	OTHER CURRENT LIABILITIES	20,629,304	65	28,303,336	48
27	**LONG - TERM LIABILITIES**	**516,589,708**	**100**	**514,776,963**	**100**
59	FOREIGN CURRENCY LIABILITIES	401,726,347	78	415,346,570	81
60	MEXICAN PESOS LIABILITIES	114,863,361	22	99,430,393	19
31	**DEFERRED LOANS**	**11,339,465**	**100**	**21,385,671**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
67	OTHERS	11,339,465	100	21,385,671	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
32	**OTHER LONG-TERM LIABILITIES**	**442,600,951**	**100**	**357,272,299**	**100**
66	DEFERRED TAXES	0	0	0	0
91	LABOR LIABILITIES	421,838,452	95	357,272,299	100
92	DISCONTINUED OPERATIONS	0	0	0	0
69	OTHERS LIABILITIES	20,762,499	5	0	0
79	**PAID-IN CAPITAL STOCK**	**292,709,053**	**100**	**248,752,510**	**100**
37	NOMINAL	173,100,202	59	128,666,545	52
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	119,608,851	41	120,085,965	48

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
42	**RETAINED EARNINGS AND CAPITAL RESERVE**	**(279,298,194)**	**100**	**(244,840,085)**	**100**
93	LEGAL RESERVE	0	0	0	0
43	REPURCHASE FUND OF SHARES	0	0	0	0
94	OTHER RESERVES	0	0	0	0
95	INCOME FROM PREVIOUS FISCAL YEARS	(327,826,159)	117	(231,842,220)	95
45	INCOME FOR THE YEAR	48,527,965	(17)	(12,997,865)	5
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0
96	ACCUMULATED EFFECT DUE TO CONVERSION	0	0	0	0
97	DERIVATIVE FINANCIAL INSTRUMENTS ASSESSMENT	0	0	0	0
98	INCOME FROM DEFERRED TAXES	0	0	0	0
99	ADJUSTMENT TO ADDITIONAL LIABILITIES FROM LABOR OBLIGATIONS	0	0	0	0
100	OTHERS	0	0	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

INFORMATIVE DATA

(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
57	OTHER CURRENT LIABILITIES	0	0
63	OTHER LONG-TERM LIABILITIES	0	0
72	WORKING CAPITAL	189,185,376	132,034,663
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYEES (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0
101	RESTRICTED CASH (1)	0	0
102	LIABILITY WITH COST FROM NON-CONSOLIDATED ASSOCIATES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

(1) THIS CONCEPT SHOULD BE FILLED IN WHENEVER GUARANTEES HAVE BEEN GRANTED THAT AFFECT TEMPORARY CASH AND INVESTMENTS.

NOTE: IN REFERENCE 57 AND 63 WE ARE ONLY INCLUDING THE AMOUNT CORRESPONDING TO THE LIABILITIES WITH COST OF ITEMS 26 AND 32, RESPECTIVELY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO SEPTEMBER 30, 2006 AND 2005

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**807,369,223**	**100**	**687,963,652**	**100**
2	COST OF SALES	291,377,947	36	224,104,053	33
3	**GROSS INCOME**	**515,991,276**	**64**	**463,859,599**	**67**
4	OPERATING EXPENSES	52,565,854	7	52,530,334	8
5	**OPERATING INCOME**	**463,425,422**	**57**	**411,329,265**	**60**
6	TOTAL FINANCING COST	19,826,646	2	7,426,126	1
7	**INCOME AFTER FINANCING COST**	**443,598,776**	**55**	**403,903,139**	**59**
8	OTHER FINANCIAL OPERATIONS	(59,830,063)	(7)	(14,218,148)	(2)
44	SPECIAL ENTRIES	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**503,428,839**	**62**	**418,121,287**	**61**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	454,900,874	56	429,257,851	62
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**48,527,965**	**6**	**(11,136,564)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	48,527,965	6	(11,136,564)	(2)
14	INCOME OF DISCONTINUOUS OPERATIONS (NET)	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	48,527,965	6	(11,136,564)	(2)
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	1,861,301	0
18	NET CONSOLIDATED INCOME	48,527,965	6	(12,997,865)	(2)
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	48,527,965	6	(12,997,865)	(2)